FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2023

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On June 28, 2023, Nomura Holdings, Inc. filed its Annual Securities Report for the year ended March 31, 2023 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Act.

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	English translation of certain items disclosed in the Annual Securities Report pursuant to the Financial Instruments and Exchange Act for the fiscal year ended March 31, 2023.

2.	English translation of Management’s Report on Internal Control over Financial Reporting and Confirmation Letter.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 21, 2023	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

EXHIBIT 1

Annual Securities Report Pursuant to the Financial Instruments and Exchange Act for the Fiscal Year Ended March 31, 2023

An English translation of the underlined items above is included in this document.

* Status of Directors and Senior Management in Item 4.4. Status of Corporate Governance and Other is not translated.

PART I    Corporate Information

Item 1. Information on the Company and Its Subsidiaries and Affiliates

1. Selected Financial Data.

(1) Selected consolidated financial data for the latest five fiscal years.

Year ended March 31	2019	2020		2021	2022	2023
Total revenue (millions of yen)	1,835,118	1,952,482		1,617,235	1,593,999	2,486,726
Net revenue (millions of yen)	1,116,770	1,287,829		1,401,872	1,363,890	1,335,577
Income (loss) before income taxes (millions of yen)	(37,701)	248,261		230,671	226,623	149,474
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders (millions of yen)	(100,442)	216,998		153,116	142,996	92,786
Comprehensive income (loss) attributable to NHI shareholders (millions of yen)	(70,136)	219,943		141,077	309,113	283,267
Total equity (millions of yen)	2,680,793	2,731,264		2,756,451	2,972,803	3,224,142
Total assets (millions of yen)	40,969,439	43,999,815		42,516,480	43,412,156	47,771,802
Shareholders’ equity per share (yen)	794.69	873.26		879.79	965.80	1,048.24
Net income (loss) attributable to NHI common shareholders per share—basic (yen)	(29.90)	67.76		50.11	46.68	30.86
Net income (loss) attributable to NHI common shareholders per share—diluted (yen)	(29.92)	66.20		48.63	45.23	29.74
Total NHI shareholders’ equity as a percentage of total assets (%)	6.4	6.0		6.3	6.7	6.6
Return on shareholders’ equity (%)	(3.73)	8.21		5.73	5.10	3.06
Price/earnings ratio (times)	—	6.76		11.60	11.04	16.52
Cash flows from operating activities (millions of yen)	(361,165)	(15,943)		665,770	(1,368,710)	(974,750)
Cash flows from investing activities (millions of yen)	(112,503)	216,336		(139,026)	(45,301)	38,945
Cash flows from financing activities (millions of yen)	761,191	332,062		(269,927)	1,070,715	1,291,697
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year (millions of yen)	2,687,132	3,192,310		3,510,011	3,316,408	3,820,852
Number of staffs	27,864	26,629		26,402	26,585	26,775
[Average number of temporary staffs, excluded from above]	[4,492 ]	[4,313	]	[4,224 ]	[4,339 ]	[4,420	]

1

The selected financial data of Nomura Holdings, Inc. and its consolidated subsidiaries (“Nomura”) were stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2	Shareholders’ equity per share, Total NHI shareholders’ equity as a percentage of total assets, Return on shareholders’ equity are calculated using Total NHI shareholders’ equity.

3	The consumption tax and local consumption tax on taxable transaction are accounted for based on the tax exclusion method.

4	Certain contract employees are included in Number of staffs.

5	Price/earnings ratio (times) is not stated for the year ended March 31, 2019 due to net loss.

(2)	Selected stand-alone financial data for the latest five fiscal years

Year ended March 31,	2019	2020		2021	2022		2023
Operating revenue (millions of yen)	325,407	348,003		328,625	355,487		472,321
Ordinary income (millions of yen)	95,229	119,658		88,992	114,577		121,963
Net income (loss) (millions of yen)	(12,470)	281,212		(1,508)	176,470		174,264
Common stock (millions of yen)	594,493	594,493		594,493	594,493		594,493
Number of issued shares (thousands of shares)	3,493,563	3,493,563		3,233,563	3,233,563		3,233,563
Shareholders’ equity (millions of yen)	2,516,921	2,598,561		2,510,710	2,546,193		2,578,102
Total assets (millions of yen)	7,080,156	7,535,957		7,891,346	8,985,161		9,514,679
Shareholders’ equity per share (yen)	760.13	855.09		819.55	843.62		858.21
Dividend per share (yen)	6.00	20.00		35.00	22.00		17.00
The first quarter	—	—		—	—		—
The second quarter	3.00	15.00		20.00	8.00		5.00
The third quarter	—	—		—	—		—
The end of a term (the fourth quarter)	3.00	5.00		15.00	14.00		12.00
Net income (loss) per share (yen)	(3.71)	87.80		(0.49)	57.60		57.95
Net income per share—diluted (yen)	—	85.82		—	55.86		55.95
Shareholders’ equity as a percentage of total assets (%)	35.2	34.3		31.7	28.3		27.1
Return on shareholders’ equity (%)	(0.49)	11.08		(0.06)	7.00		6.81
Price/earnings ratio (times)	—	5.33		—	9.22		9.11
Payout ratio (%)	—	22.64		—	37.98		29.30
Dividend on shareholders’ equity (%)	0.81	2.46		4.28	2.64		1.98
Number of staffs	165	173		154	187		167
[Average number of temporary staffs, excluded from above]	[— ]	[—	]	[— ]	[—	]	[—	]
Total Shareholder Return(%)	66.0	78.6		104.4	97.2		99.1
[Comparison index with the above : TOPIX Total Return Index]	[95.0 ]	[85.9	]	[122.1 ]	[124.6	]	[131.8	]
Highest stock price (yen)	650.0	586.4		721.0	614.8		573.9
Lowest stock price (yen)	393.0	330.7		402.5	460.3		464.3

1	Number of staffs represents staffs who work at the Company.

2	Stock prices are quoted on the Tokyo Stock Exchange (First Section or Prime Market of the Tokyo Stock Exchange).

3	No net income per share—diluted information was provided, as there was net loss per share, although there are dilutive shares for the years ended March 31, 2019 and 2021.

4	No Price/earnings ratio (times) or payout ratio was provided due to the net loss for the years ended March 31, 2019 and 2021.

3. Business Overview.

The Company and its 1,432 consolidated subsidiaries and variable interest entities primarily operate investment and financial services business focusing on securities business as their core business. Nomura provides wide-ranging services to customers for both of financing and investment through the operations in Japan and other major financial capital markets in the world. Such services include securities trading and brokerage, underwriting and distribution, arrangement of public offering and secondary distribution, arrangement of private placement, principal investment, asset management and other broker-dealer and financial business. There are also 14 companies accounted for under the equity method as of March 31, 2023.

The reporting of the business operations and results of the Company and its consolidated subsidiaries are based on business segments referred in Note 20 “Segment and geographic information” in our consolidated financial statements included in this annual report. Please refer to the table below in the organizational structure listing the main companies by business segments.

Organizational Structure

The following table lists Nomura Holdings, Inc. and its significant subsidiaries and affiliates by business segments.

Nomura Holdings, Inc.

Retail Division

(Domestic)

Nomura Securities Co., Ltd. and others

Investment Management Division

(Domestic)

Nomura Asset Management Co., Ltd. and others

Wholesale Division

(Domestic)

Nomura Securities Co., Ltd.

Nomura Financial Products & Services, Inc.

Nomura Asia Pacific Holdings Co., Ltd. and others

(Overseas)

Nomura Holding America Inc.

Nomura Securities International, Inc.

Nomura America Mortgage Finance, LLC

Instinet, Incorporated

Nomura Europe Holdings plc

Nomura International plc

Nomura International (Hong Kong) Limited

Nomura Singapore Limited and others

Others

(Domestic)

The Nomura Trust and Banking Co., Ltd.

Nomura Properties, Inc.

Nomura Research Institute, Ltd.(1)

Nomura Real Estate Holdings, Inc.(1)

(1)	Affiliates

5. Employees

(1) Consolidated company

Year ended March 31, 2023
Number of our employees
Total	26,775 (4,420)

1

Business segments consist of Retail Division, Investment Management Division, Wholesale Division and Other. In Japan, we had employees of 7,799 in Retail Division, 1,093 in Investment Management Division, 1,646 in Wholesale Division, and 4,593 in Other. In overseas, we had employees of 11,644, most of which were in Wholesale Division.

2	Number of our employees consists of full-time employees. The number of non-fulltime employees on annual average is in brackets, not including in number of our employees..

(2) The Company

			Year ended March 31, 2023
Number of our employees	Average ages	Average service years	Average annual salary
167 (—)	44 years and 1 month	4 years and 5 months	¥14,372,118

1	We had employees of the Company, most of which were in Other in business segments.

2	Number of our employees consists of full-time employees and the number of non-fulltime employees on annual average is in brackets.

3	In addition to the employees above, we had employees of 541, who belong to both the Company and Nomura Securities Co., Ltd.

4	Average annual salary includes bonus and non - standard salary.

(3) Nomura employees’ union

None

(4) The ratio of females in manager roles and so on

Subsidiaries	Ratio of female in manager roles	Ratio of male employees taking childcare leave	Gender pay gap (female pay gap)
			All	Permanent	Fixed Term
Nomura Securities Co., Ltd.	14.1%	87.2%	59.9%	57.3%	87.7%
Nomura Asset Management Co., Ltd.	14.4%	111.5%	67.2%	68.9%	72.0%
The Nomura Trust and Banking Co., Ltd.	21.9%	80.0%	72.4%	71.5%	64.5%
Nomura Business Services Co., Ltd.	20.3%	50.0%	—	—	—

1	The ratio of female manager roles is as of March 31, 2023, the ratio of male employees taking childcare leave and each gender pay gaps are calculated from March 31, 2022 to March 31, 2023.

2	The ratio of female manager roles and each gender pay gaps are calculated according to the Act on the Promotion of Women’s Active Engagement in Professional Life (Act No. 64 of 2015, Japan).

3

The ratio of male employees taking childcare leave is calculated the ratio of the childcare leave taken according to the Act on Childcare Leave, Caregiver Leave, and Other Measures for the Welfare of Workers Caring for Children or Other Family Members (Act No. 76 of 1991) and Article 71-4 items (ii) of Ordinance for Enforcement of the Act on Childcare Leave, Caregiver Leave, and Other Measures for the Welfare of Workers Caring for Children or Other Family Members (Ordinance of the Ministry of Labor No. 25 of 1991).

4

At Nomura Securities Co., Ltd., looking at the gender pay gap among permanent employees by seniority, it is 92.2% for exempt employees, 85.2% for non-exempt employees, 97.8% for Managing Directors, 104.0% for Executive Directors, 96.4% for Vice Presidents, 79.6% for Senior Associates, 81.3% for Associates, and 94.6% for Analysts.

5	At Nomura Asset Management Co., Ltd., looking at the gender pay gap among permanent employees by seniority, it is 90.4% for exempt employees and 73.2% for non-exempt employees.

6

At The Nomura Trust and Banking Co., Ltd., looking at the gender pay gap among permanent employees by seniority, it is 94.7% for exempt employees, 90.5% for non-exempt employees, 94.7% at Manager levels, 88.2% at Shidou-shoku levels, and 102.0% at Gyoumu-shoku/Shokyu-shoku levels.

Item 2. Operating and Financial Review

1. Management Challenges and Strategies

All matters relating to the future in the sections below are based on the current views as of the date of filing this Securities Report.

(1) Fundamental Management Policy

① Fundamental Management Policy

In Fundamental Management Policy formulated by the Board of Directors, our company has set the following Management Vision and Basic Vision of Group Management.

Fundamental Management Policy of Nomura Holdings, Inc.

(Management Vision)

Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing satisfaction of stakeholders, including that of shareholders and clients.

As a global investment bank, the Company will provide high value-added solutions to clients globally, and recognizing its wider social responsibility, the Company will continue to contribute to the economic growth and development of society.

To enhance its corporate value, the Company utilizes return on equity (“ROE”) as a management indicator and will strive for sustainable business transformation.

(Basic Vision of Group Management)

(1) Nomura Group will establish its modernized growth model by itself through realizing expansion of its business in new domains. Nomura Group will also establish earning structure not subject to market condition with proper cost control and risk management.

(2) Nomura Group will aim to serve its customers at the highest level in every investment, by paying thorough attention to the needs of its customers and the market and by providing its customers with highly value-added solutions in financial and capital markets.

(3) Nomura Group will emphasize compliance with applicable laws and regulations and proper corporate behavior to carry out compliance and conduct risk management in daily business operations. Each company of Nomura Group shall respect customers’ interests and comply with applicable laws and regulations relating to the business.

(4) Nomura Group seeks to ensure effective management oversight and increase management transparency.

(5) Nomura Group will contribute to expanding securities markets through daily business and continuously engage in educational activities regarding investment in order to broaden participation in the securities market.

We have established the following management vision based on the management goals.

② Management Vision

Our diverse businesses rely on the trust of our clients and all stakeholders. We recognize that raising our corporate value and ensuring sustainable growth of society as a whole are closely linked together. This is why our management vision is to achieve sustainable growth by helping resolve social issues.

(2) Business environment

In the fiscal year ended March 31, 2023, inflation accelerated worldwide. Contributing factors included a sharp increase in commodity prices sparked by the conflict in Ukraine, as well as supply constraints, including semiconductor shortages, arising as Western economies reopened after emerging from pandemic conditions. The major central banks of the world, including the U.S. Federal Reserve Board (U.S. Fed), swiftly tightened monetary policy to address this accelerated and increasingly protracted inflation. Government bond yields rose in major developed economies on expectations for further inflation and monetary tightening measures. In addition, stock markets in major developed economies underwent corrections as the steep rise in market interest rates depressed valuations and as concerns grew that monetary policy tightening would blunt economic growth.

In the second half of the fiscal year, inflation showed signs of leveling off in the major developed economies, and expectations for the U.S. Fed to end its rate hikes led to a rally in stock markets. In response to the Chinese government’s decision at the end of 2022 to end its strict zero-COVID policy, expectations rose for improvement in global economic growth supported by China’s reopening.

Inflation in Japan rose on the back of higher inflation overseas. As rising interest rates overseas also put upward pressure on Japanese government bond yields, concerns mounted that the Bank of Japan would become unable to maintain its yield curve control policy, under which it sets a target level and a tolerable fluctuation range for 10-year Japanese government bond yields. In December 2022, the Bank of Japan widened the range at which yields on 10-year JGBs are allowed to fluctuate, from +/-0.25ppt to +/-0.50ppt. Some market participants interpreted this move as signaling further policy changes. In the Japanese government bond market, yields continued to be subject to upward pressure, fueled by expectations for Bank of Japan policy changes amid persistent speculation that policy revisions would be enacted after the new Bank of Japan governor took charge in April 2023. The disparities between inflation in Japan and abroad, and the divergence in monetary policy that reflects these conditions, led to significant depreciation of the yen versus other currencies, with the dollar-yen rate briefly exceeding 151 yen in October 2022.

(3) Management vision

Our business environment is undergoing significant changes. We will continue to respond to it flexibly while maintaining an appropriate financial standing and effectively utilizing management resources through improved capital efficiency. In addition, we are never satisfied with ourselves and will constantly implement new initiatives with the aim of expanding existing businesses and providing value-added services to clients.

① Medium-to Long-term Priority Issues

Our vision is to take Nomura to the next stage. To realize this, we launched a strategy of expanding into private markets to complement our businesses in the public markets. We are committed to strengthening the provision of bespoke services and solutions made for each specific client, through a three-pronged approach, namely the expansion of our client base, expansion of products and services, and delivery utilizing digital technology. Based on this strategy, for instance, we are starting to see results from the following efforts. For more information on the strategies in each division, please refer to the challenges and strategies in each division.

i Shifting to asset consulting business

We are shifting to an asset consulting business for domestic individual customers. We provide asset consulting services that we believe provide preferable medium-to long-term solutions for our clients. We support clients in increasing their assets, and we aim to increase the fee income we receive as a result by increasing assets under custody. The steady increase in income from stock assets such as investment trusts, for which fees such as management and administration expenses are charged for assets under management, contributes to additional revenue stability for us. In order to address the diversifying needs of our clients and provide personalized, private services, we reallocated our partners (sales representatives) according to client segmentation based on attributes and needs of our clients, strengthening our segment approach. In addition, we aim to expand our customer base by strengthening business for salaried employees, and expanding our business through alliances with regional financial institutions.

ii Strengthening Investment Management Division

We established our Investment Management Division, in April 2021, aiming to meet our clients’ diverse needs, as part of our management strategy: Expanding our scope of business from public to private. This division aims not only to expand and strengthen traditional investment products but also to provide private investment opportunities such as alternative assets.

Since the establishment of the division, we have expanded our private investment opportunities, including an investment corporation investing in unlisted stocks, an equity acquisition fund for business succession (Search Fund), a private real estate fund in Japan, and a private credit fund and forestry funds overseas. We have also established a publicly offered investment trust that invests in unlisted REITs (Real Estate Investment Trusts) in the U.S., which is also invested by individual investors in Japan. We believe that Nomura’s mission is to challenge a wide range of private asset areas and to create an environment in which investors can easily invest.

iii Stabilizing and growing Wholesale business

In our Wholesale Division, we are diversifying our revenue sources while maintaining a high market share in core products. In addition, we will continue to provide liquidity and solutions to customers. Capital-light origination business, including M&A advisory, grow global business centered on Americas. Especially, in the U.S., we acquired Greentech Capital, LLC, a firm with a solid presence in sustainable technology and infrastructure, and launched Nomura Greentech in April 2020. We will seamlessly provide financial and other solutions to our global customer base. In addition, regarding solutions business that is less susceptible to changes in market environment, we build up experience in structured finance including infrastructure finance.

iv Strengthen Digital Financial Services

Our digital transformation efforts are directly linked to the competitiveness of financial institutions in the future, and we will continue to promote a wide range of initiatives based on our strategy in order to provide highly convenient services to our clients and respond to diversifying needs. We also believe that our people are the source of added value created by the Nomura Group even in a world where digitization and digitalization are advanced. We will continue to strengthen the development of our human resources with the qualities required for the upcoming era, such as consulting capabilities that make full use of both face-to-face and virtual communications. In addition, we established “Digital Company” in April 2022, aiming to strengthen collaboration in the digital domain across group entities, including in our international operations, while also bolstering initiatives in focus areas. Our efforts to promote digitalization are as follows.

•	Streamline and enhance internal operations

We are working to focus on high value-added analysis and advisory services by promoting the automation and efficiency of internal operations. We also aim to provide services through highly satisfactory communication methods by improving existing services. In addition, we have launched an internal Digital IQ learning program to support digital e-learning with the aim of lifting the base-level knowledge of digital initiatives across the Group. Regarding the initiatives of employee development, please refer to Item 2 “Operating and Financial Review— Views on Sustainability and efforts (5) Human Capital Initiatives.”

•	Digitalization of client touchpoints

Our Retail Division utilizes “Remote Consulting” which is an original system supporting sales representatives. By expanding utilization of OneStock which is an asset management smartphone application, FINTOS! which is an investment information application etc. we will develop a platform to deliver services for young people and the working generations, who we have not provided with many products and services.

•	Participation in Digital Asset Business

We are also working to create businesses in new areas. In September 2022, we established Laser Digital Holdings AG, a new entity in digital assets business, incorporated in Switzerland. The company will focus on three core areas: Secondary Trading, Venture Capital and Investor Products and will announce new services and product lines as it moves ahead with the staged launch of the business.

v Initiatives for Sustainability

Please refer to Item 2 “2. Views on Sustainability and efforts.”

② Issues in Each Division

The challenges and strategies in each division are as follows:

•	Retail Division

Based on the basic concept of “Enriching clients by responding to their concerns about assets”, our Retail Division aims to become a financial institution fulfilling the needs of many people. We will continue working on improving the skills of our partners (sales representatives), and enhance our wide range of products and services in order to accurately respond to diversifying clients’ asset issues such as inheritance or anxiety about lack of funds after retirement. In addition, we will enhance online services and remote consulting service through contact centers.

•	Investment Management Division

Our Investment Management Division is responsible for providing products and services that meet the diversifying investment needs of our clients in the broad asset management business. By combining our expertise in traditional assets such as stocks and bonds with offerings in alternative assets such as private equity, we are able to add value and offer advanced services and solutions to meet the diverse needs of our clients. In the public market business, we aim to improve investment performance, expand investment strategies with robust investment capabilities, and enhance the provision of investment solutions. In the private market business, we are scaling up our asset management business, expanding into real asset management, including real estate and infrastructure, and fully realizing our private asset management capabilities in the global market. Amid continued downward pressure on management fees, we are pursuing higher value-added businesses and appropriate cost controls, while expanding investments in growth areas, particularly in the private market area.

•	Wholesale Division

Our Wholesale Division faces challenges presented by increasingly sophisticated client needs and technological advancement, coupled with uncertainty in the market and macroeconomic environment. To ensure continuity of service as well as added value to clients, we will continue to enhance collaboration across business lines, regions and divisions while ensuring tight risk control. We will continue to further diversify our business portfolio through targeted growth in both existing and new businesses as well as deploy financial resources to selective, high growth opportunities.

Global Markets aims to provide uninterrupted liquidity to our clients while reinforcing risk control and governance. Additionally, we aim to further diversify our business portfolio, reinforce global connectivity and cross-sell to leverage our global platform and client franchise, pursue growth opportunities such as structured financing and solution business, international wealth management business as well as Global Equities, and continue to build on the strength of our Flow Macro businesses.

Investment banking aims to provide advisory services and financing to domestic as well as crossborder restructurings and industry-wide consolidations, as well as interest rate and FX solutions related to these transactions as volatile business environments impact our clients’ businesses. While we expand our global advisory business, we will focus on broadening ESG related businesses with initiatives such as further utilization of Nomura Greentech’s expertise and enhancement of our sustainable finance platform.

•	Risk Management and Compliance, etc.

We have defined our risk appetite in our Risk Appetite Statement which includes the types and level of risk that the Nomura Group is willing to assume in pursuit of our strategic objectives and business plans. Further, we continue to develop our risk management framework in a way that is strategically aligned to our business plans and incorporates decision-making by senior management, thereby securing capital soundness and enhancing our corporate value.

We have clearly defined in our Risk Appetite Statement that all executives and employees must actively engage in risk management through our Three Lines of Defense framework. Besides, we continuously provide trainings to all executives and employees including those in the group companies to increase our knowledge about risks as financial professionals and develop a corporate culture of correctly recognizing, assessing and managing risks. For more information, see Item 4 “Company Information - 4. Status of Corporate Governance and Other - (1) Status of Corporate Governance - Establishment of Risk Management Framework”.

With regard to compliance, we continue to focus on improving the management structure to comply with local laws and regulations in the countries where we operate. We also continue to review our internal systems and rules so that all executive management and employees can work autonomously with high ethical standards.

In order to ensure not only compliance with laws and regulations, but also that all directors, officers and employees are able to act in accordance with social norms, we have established the “Nomura Group Code of Conduct” as guidelines for actions to be taken, and through associated trainings and other measures, we are working to promote appropriate actions (“Conduct”) based on the Code of Conduct. At the ‘Nomura Founding Principles and Corporate Ethics Day’ held in every August, we reaffirm the lessons learned from past incidents and renew our determination to prevent similar incidents then to maintain and gain the trust society places in us; discussions are held regarding the proper way to conduct after looking back on past incidents, and a pledge is made to comply with the Code of Conduct. In order for us to be able to respond to the changing demands of society, the Code of Conduct is regularly reviewed to constantly examine ourselves and to ensure that our thinking aligns with society’s norms.

By addressing and resolving the above issues, we will strive for the stability and further development of financial markets as well as the sustainable growth of the Nomura Group.

2. Views on Sustainability and efforts

(1) Nomura’s Basic Views on Sustainability

Our Mission is to enrich society through our expertise in capital markets. This is a set of values (Corporate Philosophy) that we hold dear and have inherited since our founding as our company’s raison d’etre and our responsibility towards society. Based on these values, we consider sustainability to be a business activity, and have integrated sustainability into our management strategy. Nomura’s sustainability promotion efforts have value in two ways. One is to support the sustainability efforts of our clients and various stakeholders. The second is to promote sustainability efforts in our own operations such as reducing our environmental impact and enhancing our governance.

•	Supporting the sustainability efforts of our clients and stakeholders through business activities

Our core role as a financial services group is to support customers through the flow of funds and capital. We believe it is important to strengthen our functions to promote the sustainable circulation of capital by underwriting green bonds and social bonds issued by companies and financial institutions, providing strategic advisory services such as M&A advisory, and by developing ESG-related funds as investments and providing them to individual investors. In addition, we seek to take advantage of the Group’s comprehensive strengths in providing solutions to social issues by leveraging the functions we have cultivated over many years, including support for business succession, promoting innovation in the fields of regional revitalization, agriculture and medical care, and our expertise and knowledge in the field of research and analysis.

Nomura has been providing financial education programs for people of all ages, ranging from children to adults for more than 20 years, dating back to the 1990s. In April 2022, Nomura established the Financial Well-being Dept. in order to strengthen our financial education capabilities. We will continue to strengthen initiatives to improve the financial literacy of society as a whole.

•	Our company’s own efforts to continue being a sustainable corporate group

Nomura has announced its goal of achieving net zero greenhouse gas (“GHG”) emissions for its own operations by 2030, and to seek to achieve net zero GHG emissions attributable to its lending and investment portfolios by 2050. To realize these efforts, Nomura joined the Net-Zero Banking Alliance (“NZBA”) in 2021. Nomura Group participates in and endorses a variety of initiatives besides NZBA to further promote the realization of a sustainable environment and society in cooperation with stakeholders regarding how we will address social issues. In addition, the evolution of human resource management strategies is essential for achieving sustainable growth and increasing corporate value through the resolution of social issues. For this reason, the Nomura Group is pursuing various initiatives to differentiate its human resources management cycle, promote diversity, equity & inclusion (DEI), our employees’ ways of working, wellbeing and create a sense of belonging. (For details, please refer to “(5) Human capital initiatives”.)

(2) Nomura’s Sustainability-Related Governance

Nomura is a Company with Three Board Committees under Japanese law, separating management oversight and business execution to strengthen corporate governance. The oversight function and the executive side play respective roles in recognizing climate change risks and opportunities, promoting various measures, and managing risks.

① Board of Directors

The Board of Directors offers advice on sustainability related reports prepared by executive officers, based on our basic sustainability policy which states: “Nomura will contribute to the creation of a truly enriched society through our business activities based on the principles embodied in the Nomura Group Corporate Philosophy, and actively pursue initiatives to resolve social issues and create a sustainable world.”

Exchange of opinions regarding sustainability also occur out meetings of our outside directors, which are held periodically in order for outside directors to discuss our business and our corporate governance. Such exchange also occurs at our Internal Controls Committee, which is consisted of multiple directors and executive officers, and at our Audit Committee.

② Sustainability Committee

Nomura has established the Sustainability Committee chaired by the Group CEO and which also consists of other persons designated by the Group CEO including the members of the Executive Management Board to deliberate and make decisions on strategies to promote sustainability. The Chief Sustainability Officer leads discussions in the Sustainability Committee to consolidate the Company’s sustainability knowledge and accelerate the formulation and promotion of strategies.

③ Sustainability Forum

In order to ensure opportunities for more flexible and substantive discussions on sustainability, the Sustainability Council, which has been established and operated as a forum for discussion by executives from across departments and regions, has been divided into the Sustainability Business Forum, which deals with topics more closely related to business activities, and the Sustainability Corporate Forum, which deals with information disclosure and policy formulation, with operations beginning in fiscal 2023. Each forum will coordinate with the Sustainability Committee as appropriate to promote flexible approaches to sustainability.

(3) Nomura’s Risk Management on Sustainability

Increasing attention to the management of Sustainability matters makes it imperative that we continue to develop policies and capabilities in these areas, and that we position ourselves in a positive light to interested stakeholders including our shareholders, clients and society at large. Amid rapidly changing circumstances around Sustainability, lack of sufficient focus such as on environmental policies, human rights and diversity, equity & inclusion considerations may also adversely affect our reputation, results of operations and financial condition. In particular, we recognize that climate change risks are likely to have an impact over the medium to long term, and we seek to manage these risks under appropriate management systems.

① Recognition of the Risks Associated with Climate Change

Nomura recognizes risks arising from changes in the environment due to climate change and identifies the potential impact on our business. There are two types of risks associated with climate change: the risk of loss or damage due to extreme weather events such as large typhoons, droughts, and intense heat (physical risk), and the risks associated with decarbonization, such as the inability to respond to changes in government policies, or rapid technological innovations (transition risk). Nomura recognizes the following physical and transition risks associated with climate change.

•	Risk that clients will not adequately respond to climate change, resulting in financial damage, decline in creditworthiness and inability to fulfil their contractual obligations

•	Risk that climate change causes market fluctuations and losses are incurred due to fluctuations in the market price of Nomura’s financial assets

•	Risk of reputational damage if Nomura and counterparties fail to respond appropriately to climate change

•	Risk of financial losses or reputational damage due to inadequate or failed internal processes and employee response to climate change

•	Risk of inadequate strategies or failed execution of strategies as compared with competitors, and risk of gap between strategies and resources

② Our approach on Risks Associated with Climate Change

Climate risk is recognized as one of risks that are understood to potentially impact Nomura adversely if they materialize. Climate risk is not recognized as a standalone risk, but is understood to be a risk factor affecting various risk areas. Nomura has built an integrated risk management framework that manages the risks caused by climate change by adding new responses to the ones into the existing risk management frameworks.

(4) Metrics and Targets

Nomura Group will use metrics related to greenhouse gas emissions to measure and manage the risks and opportunities associated with climate change, with the approval of the Sustainability Committee, as well as to steadily implement initiatives to align with the Paris Agreement and achieve net zero.

#	Metrics	Target	Results
1	Greenhouse gas (GHG) emissions from its own operations (Scopes 1 and 2)	Net Zero by 2030 (1)	Scope1 : 1,924 t-CO2 (down 11% YOY) Scope2 : 31,710 t-CO2 (down 19% YOY) (FY2021/22)
2	Greenhouse gas emissions from its lending and investment portfolios (Scope 3, Category 15) (based on the NZBA framework)	Net Zero by 2050 (2)	Power generation sector GHG emissions: 790 kt CO2e Economic emission intensity: 635 t-CO2e/$m (FY2020/21)
3	Sustainable financing*	US$125bn in sustainable financing over five years by March 2026 (3)	US$21.4 bn (FY2021/22)

*

This target includes capital raised through Nomura’s debt and equity capital markets businesses, private placements of mezzanine debt and equity securities, and debt financing through its Infrastructure and Power Financing Group

(Factors considered in each goal setting)

1: Targets are set based on comprehensive consideration of the results of energy conservation efforts, the spread of renewable energy, and the ratio of installed renewable energy.

2: Based on the NZBA framework, targets are set by referring to the International Energy Agency’s NZE scenarios and the emission factor database provided by PCAF.

3: Target is set by referring to the assumed market size of sustainable finance provided by external vendors.

(5) Human Capital Initiatives

① Evolution of Human Resources Management Strategy and Sustainable Growth

We seek to achieve sustainable growth and to maximize our corporate value. In order to achieve this, we seek to improve our return on equity (ROE) through investing strategically for growth. We believe it is essential to enhance the competitive strength of our employees (human capital) in order to enhance productivity, build value for our clients and shareholders, and enrich our risk management culture by realizing the potential of our dedicated and professional workforce.

Through improving employee engagement with the long-term evolution of our human resources management strategy, we aim to differentiate the intellectual capital (*) that our human capital delivers as a team and further enhance the added value provided by the Nomura Group.

* Our intellectual capital refers to the intangibles that are the source of our competitiveness, including organizational capabilities, know-how, client network, and branding.

② Nomura Group’s Human Resources Management Strategy

Our human resources management strategy is based on the values of “Entrepreneurial Leadership”, “Teamwork,” and “Integrity” as defined in our corporate philosophy. These core values set us apart from our competitors in our recruitment, talent development, performance appraisal, and mobility and advancement strategies, as well as our dedication to promoting “Diversity, Equity & Inclusion” (DEI), “Employees’ Ways of Working”, “Wellbeing” and a sense of belonging. This strategy forms the core of our recruitment, talent development and retention initiatives.

i Recruitment

We seek to recruit individuals who share our values of “Entrepreneurial Leadership”, “Teamwork”, and “Integrity” and are aligned with our strong risk management culture. In order to attract and develop such individuals who also can demonstrate strong expertise, we recruit individuals in all roles and at all career levels in all regions including Japan, through both new graduate programs and mid-career hiring.

In Japan, which has the largest number of employees, the number of mid-career hires exceeded the number of new graduates in the fiscal years ended March 31, 2022 and March 31, 2022.

To continue to attract individuals with diverse experience and strong capabilities, we have established alumni networks and recruitment strategies in Japan and India in order to stay connected and regularly re-engage with our pool of alumni who remain active in the industry and communities.

ii Talent development

In order to achieve sustainable growth and to maximize our corporate value and to enhance the competitive strength of our employees in order to enhance productivity, build value for our clients and shareholders, and enrich our risk management culture by realizing the potential of our dedicated and professional workforce, we offer a broad variety of training and development programs to our employees at all career levels across all departments and regions. For example:

Digital IQ learning program - we launched our Digital IQ learning program in 2021 to educate employees globally about digital transformation (DX), providing them with opportunities to learn a variety of digital skills, from basic through to advanced levels.

Nomura Business Academy (NBA) - In Japan, NBA is a platform to support our employees in obtaining professional qualifications relevant to our business such as Securities Analyst Licenses, Financial Planner Licenses and Real Estate Notary qualifications. NBA also supports our employees in improving key business skills such as management and language skills and financial accounting knowledge.

MBA and LLM - For more than 60 years, we have offered tuition assistance programs to employees in Japan in order to support their self-improvement goals through study abroad programs and to obtain their Master of Business Administration (MBA) or Master of Law (LLM) degrees.

Venture company training program - We launched our venture company training program in the fiscal year ended March 31, 2023 in order to provide our employees with work experience at venture companies in Japan. Through this program, we encourage employees to gain experience outside of the Nomura Group and promote a culture of accepting diverse values when they return to the Nomura Group.

M&A University - In our Wholesale Division, our Investment Banking business management has established a knowledge management platform called “M&A University”, through which employees can build and share knowledge and expertise applicable to practical work such as M&A advisory. We also place a special emphasis on technology and digital expertise in the areas of IT operations and finance, and we support our employees in enhancing their ability to add value and productivity by implementing measures that enable them to learn proactively.

iii Performance appraisal

In all regions including Japan, and across all departments and roles, we are making further efforts to enhance our performance-based compensation system, through ensuring the fairness of performance appraisal and benchmarking employee productivity against external market data. We also continue to place a strong importance on evaluating our employee performance through how they have demonstrated our core values of “Entrepreneurial Leadership”, “Teamwork,” and “Integrity”. Since the fiscal year ended March 31, 2021, we have introduced a standard global objective in the appraisal process for each employee to demonstrate ethics, risk management, compliance, and conduct (our “ERCC” performance objective). We aim to raise the awareness of our code of conduct (the “Code”) for each employee and to permeate the concept of the Code throughout our business, thereby creating an environment in which employees can speak up when they see something wrong. Since the fiscal year ended March 31, 2023, we have also incorporated fostering risk management culture into performance appraisal.

iv Mobility and Advancement

We actively encourage an entrepreneurial leadership mindset among our employees and their self-motivated career development. We continue to actively raise awareness of internal opportunities through promoting our global internal job posting system which was significantly enhanced in Japan during the fiscal year ended March 31, 2021. In the fiscal year ended March 31, 2023, more than 200 of our employees proactively found new opportunities which involve transfers across divisions, business or regions.

We also manage a global pool of talents identified as potential successors to key positions. Along with developing internal talent as our potential future management team, we also recruit external talent for those roles. We have various global programs to assess and develop talent, including Nomura Keiei-juku, which is our in-house senior management development program in Japan, as well as various other leadership development programs offered by external organizations both in Japan and overseas, such as the Nomura School of Advanced Management.

v DEI (Diversity, Equity & Inclusion)

We believe that diversity helps improve our competitiveness, innovation, and advanced risk management. In July 2016, we adopted our “Declaration on Diversity and Inclusion” initiative, in which we committed to create a work environment where all employees can demonstrate their capabilities and realize their full potential. We also adopted our “Diversity and Inclusion Statement” in September, 2019, and further updated it with the addition of the concept of equity to become our “Group Diversity, Equity and Inclusion Statement” in October 2022. Equity from our perspective differs from equality, in that it is less about allocating the exact same resources and opportunities to everyone (equality), but more about providing the best resources and opportunities to each of our employees according to their different circumstances and needs, and therefore creating an equitable space where everyone can meet their objectives. We aim to create a workplace that provides fair and equitable opportunities for our diverse employees and which instills a strong sense of belonging.

Our Diversity, Equity & Inclusion Working Group, which consists of representative employees across all regions and businesses globally, aims to create such a work environment across the group through both top-down and bottom-up approaches.

vi Employees’ Ways of Working

We launched our global “Nomura Ways of Working” project, which aims to create a positive working environment where our employees can maximize their performance without time or location constraints, in the fiscal year ended in March 2023. We are promoting this project globally across regions based on four key pillars; culture, people, workplace and technology.

vii Wellbeing

We recognize the importance of our employees’ physical, emotional, mental and financial wellbeing so that they can realize their full potential, stay motivated and excel in the performance of their duties. We seek to improve employee welfare programs, such as childcare and nursing care support, as well as to maintain and promote employee health, so that employees can continue to work with enthusiasm, including the development of appropriate working conditions and a comfortable working environment.

We also recognize the need to reduce Absenteeism (1) and Presenteeism (2), and improve Work Engagement (3) and have set the following measurements in order to monitor employee wellbeing:

	Measurements (4)		Targets (4) (Year ended March 31, 2026)
	Year ended March 31, 2022	Year ended March 31, 2023
Absenteeism (millions of yen)	1109.7	794.7	—
Presenteeism (%)	15.2	16.1	10
Work Engagement	53.4	53.7	60

(1)

Absenteeism: The impact of absenteeism is measured by financial losses due to absence from work coursed by injury or illness, calculated as the ratio of number of sick leave days taken to total working days during a financial year, multiplied by the total compensation of employees for such financial year. We have not set a specific target because it is important to create an environment where our employees can be absent from work when they feel unwell. We will continuously evaluate and introduce new wellbeing initiatives to improve this metric.

(2)

Presenteeism: A condition in which individuals go to work despite being ill or experiencing symptoms of illness, with negative impacts on business execution and productivity. The figure is calculated based on responses to the SPQ (Single-Item Presenteeism Question, Tokyo University 1-Item Version).

(3)

Work Engagement: A positive, fulfilling, work-related state of mind. This is measured based on deviation from the results of the national average of annual stress assessment, which is an annual mandatory workplace program in Japan to screen for mental health issues in workers.

(4)	The Targets figures are for the Nomura Group, and the Measurements figures are for NSC, our major consolidated subsidiary.

We also support the financial wellbeing of our global employees globally by offering various programs and advices including the granting of compensation awards through employee share ownership plans, defined contribution pension plans and posting financial wellbeing information on our intranet to encourage employees to improve their knowledge.

viii Employee Survey

As part of our ongoing efforts to evaluate and improve our various human resource strategies, we have conducted our Nomura Group Employee Survey annually since the fiscal year ended March 31, 2014. We believe that the survey provides valuable insights regarding employee engagement and perceptions about Nomura. The results are reviewed by our senior management and used for refinement or planning of our human resource strategies, programs and practices. In the fiscal year ended March 31, 2023, 85% of our employees who participated in the Survey gave a positive response to the question “I am proud to work for the firm”.

ix Retention

In 2022, the mobility of human resources increased globally in many industries, including in financial services, and our global employee turnover rate also increased. To enhance engagement, we have established a system to discuss and implement solutions for the issues identified in the Nomura Group Employee Survey on a departmental and organizational basis.

3. Risk Factors

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition, results of operations or cash flows could be adversely affected. In that event, the trading prices of our shares could decline, and you may lose all or part of your investment. In addition to the risks listed below, risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

INDEX

● Risks Relating to the Business Environment

1	Our business may be materially affected by financial markets, economic conditions and market fluctuations in Japan and elsewhere around the world

(1)	Governmental fiscal and monetary policy changes in Japan, or in any other countries or regions where we conduct business may affect our business, financial condition and results of operations

(2)	Extended market declines and decreases in market participants can reduce liquidity and lead to material losses

(3)	Natural disaster, terrorism, military dispute and infectious disease could adversely affect our business

(4)	The COVID-19 pandemic may affect our business

(5)	Transition from U.S. Dollar LIBOR to alternative rate indices may adversely affect our business

2	The financial services industry faces intense competition

(1)	Competition with other financial firms and financial services by non-financial companies is increasing

(2)	Increased consolidation, business alliance and cooperation in the financial services industry mean increased competition for us

(3)	Our global business continues to face intense competition and may require further revisions to its business model

3	Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

4	Environmental, Social and Governance (“ESG”) factors including climate change and broader associated policy changes in each jurisdiction could adversely affect our business

● Risks Relating to Our Businesses

5	Our business may incur losses due to various factors in the conduct of its operations

(1)	We may incur significant losses from our trading and investment activities

(2)	Holding large and concentrated positions of securities and other assets may expose us to significant losses

(3)	Our hedging strategies may not prevent losses

(4)	Our risk management policies and procedures may not be fully effective in managing risk

(5)	Market risk may increase other risks that we face

(6)	Our brokerage and asset management revenues may decline

(7)	Our investment banking revenues may decline

(8)	Our electronic trading business revenues may decline

6	We may be exposed to losses when third parties do not perform their obligations to us

(1)	Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

(2)	There can be no assurance as to the accuracy of the information about our credit risk, or the sufficiency of the collateral we use in managing it

(3)	Our clients and counterparties may be unable to perform their obligations to us as a result of political or economic conditions

7	We are exposed to model risk, i.e., risk of financial loss, incorrect decision making, or damage to the firm’s credibility arising from model errors or incorrect or inappropriate model application

8	We are a holding company and depend on payments from our subsidiaries

9	We may not be able to realize gains we expect, and may even suffer losses, on our investments in equity securities and non-trading debt securities

10	We may face an outflow of clients’ assets due to losses of cash reserve funds or debt securities we offer

● Risks Relating to Our Financial Position

11	We may have to recognize impairment losses with regard to the amount of goodwill, tangible and intangible assets recognized on our consolidated balance sheets

12	Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

(1)	We may be unable to access unsecured or secured funding

(2)	We may be unable to sell assets

(3)	Lowering of our credit ratings could impact our funding

13

Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us incurring impairment losses

● Risks Relating to Legal, Compliance and Other Operational Issues

14	Operational risk could adversely affect our business

15	Misconduct or fraud by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed

16	A failure to identify and appropriately address conflicts of interest could adversely affect our business

17	Our business is subject to substantial legal, regulatory and reputational risks

(1)	Legal liability may occur due to events such as market downturn and could adversely affect our business, financial condition and results of operations

(2)	Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses

(3)	Tightening of regulations applicable to the financial system and financial industry could adversely affect our business, financial condition and results of operations

(4)	Deferred tax assets may be impacted due to a change in business condition or in laws and regulations, resulting in an adverse effect on our operating results and financial condition

(5)	Defects in our anti-money laundering and counter-terrorism financing measures could have serious consequences such as, administrative penalties or punitive fines

18	Unauthorized disclosure or misuse of personal information held by us may adversely affect our business

19	System failure, the information leakage and the cost of maintaining sufficient cybersecurity could adversely affect our business, financial condition and results of operations

20	Our business may be adversely affected if we are unable to hire, retain and develop qualified personnel

● Risks Relating to the Business Environment

1. Our business may be materially affected by financial markets, economic conditions and market fluctuations in Japan and elsewhere around the world

Our business and revenues may be affected by any adverse changes or volatility in the Japanese and global economic environments and financial markets. In addition, not only purely economic factors but also wars, acts of terrorism, economic or political sanctions, pandemics, forecasts of geopolitical risks and geopolitical events which have actually occurred, natural disasters or other similar events could have an effect on the financial markets and economies of each country. If any adverse events including those discussed above were to occur, a market or economic downturn may last for a long period of time, which could adversely affect our business and can result in us incurring substantial losses. In addition to conditions in financial markets, social conditions such as the long-term trends of population aging and population decline faced by Japan are expected to continue to put downward pressure on demand in the businesses in which we operate, including, in particular, our Retail business. The following are certain risks related to the financial markets and economic conditions for our specific businesses.

(1) Governmental fiscal and monetary policy changes in Japan, or in any other countries or regions where we conduct business may affect our business, financial condition and results of operations

We engage in our business globally through domestic and international offices. Governmental fiscal, monetary and other policy changes in Japan, or in any other countries or regions where we conduct business may affect our business, financial condition and results of operations. In addition, any changes to the monetary policy of the Bank of Japan or central banks in major economies worldwide, which could potentially lead to volatility of interest rate or yields may negatively affect our ability to provide asset management products to our clients as well as our trading and investment activities. For example, in the fiscal year ended March 31, 2023, the U.S. Federal Open Market Committee increased the federal funds rate multiple times as part of its strategy to combat inflation, leading to significant increases in U.S. Dollar interest rates as well as turmoil in the banking sector in the United States and in other countries, causing significant market volatility widely affecting our business and the financial services industry.

(2) Extended market declines and decreases in market participants can reduce liquidity and lead to material losses

Extended market declines can reduce the level of market activity and the liquidity of the assets traded in those markets in which we operate. Market liquidity may also be affected by decreases in market participants, for example, if financial institutions scale back market-related businesses due to increasing regulation or other reasons. As a result, it may be difficult for us to sell, hedge or value such assets. In the event that a market fails in pricing such assets, it will be difficult to estimate their values. If we cannot properly close out or hedge our associated positions in a timely manner or in full, particularly with respect to Over-The-Counter (“OTC”) derivatives, we may incur substantial losses. Further, if the liquidity of a market significantly decreases and the market may become unable to price financial instruments held by us, this could lead to unanticipated losses.

We have established a risk management system that measures these market risk and liquidity risk on a daily basis and takes immediate actions if the pre-set limits are exceeded.

(3) Natural disaster, terrorism, military dispute and infectious disease could adversely affect our business

We have developed a contingency plan for addressing unexpected situations and conduct crisis management exercises which include employee notification tests. We also continue to ensure we can maintain operational resilience (which refers to the ability to continue to provide critical services at a minimum level that should be maintained in the event of a system failure, cyberattacks or natural disaster). This includes the establishment of an emergency command center in the event of an actual disaster to account for the safety of our employees and their families. However, disaster, terrorism, military disputes or widespread infectious diseases afflicting our business, management and employees could exceed the assumptions of our plan and our framework, and we may not always be able to respond to every situation, afflicting our management and employees, facilities and systems, which could adversely affect our business. In addition, there is a possibility that unknown infectious diseases other than COVID-19 pandemic may hinder the operational duties of our management and employees.

(4) The COVID-19 pandemic may affect our business

The COVID-19 pandemic that began in 2020, and governmental measures to prevent its spread, have significantly affected the operating environment, for example causing volatility in global equity prices, interest rates and elsewhere and a widening of credit spreads. While the spread or impact of the disease is gradually subsiding as vaccination efforts progress, ongoing negative effects on markets, economic activity or the operating environment could further adversely affect our business, results of operations and financial condition. We will continue to monitor and manage related risk trends in the business environment as well as our internal crisis management.

(5) Transition from U.S. Dollar LIBOR to alternative rate indices may adversely affect our business

The United Kingdom (“U.K.”) Financial Conduct Authority confirmed on March 5, 2021 that U.S. Dollar LIBOR settings will cease after June 30, 2023. All transaction agreements which refer to U.S. Dollar LIBOR and remain after its cessation are expected to be amended to refer alternative reference rates; or to be altered by adding fallback provisions that are agreed between the contracting parties in advance. These changes could require us to incur additional costs and subject us to risks associated with systematic reform, operational application and client disclosure, or adversely impact the pricing, volatility and liquidity of financial products including derivatives, bonds and loans which reference U.S. Dollar LIBOR. Therefore, our business, financial condition and results of operations could be materially and adversely affected and/or we could be subject to disputes, litigation or other actions with counterparties or relative participants.

2. The financial services industry faces intense competition

Our businesses are intensely competitive, and are expected to remain so. We compete on the basis of a number of factors, including transaction execution capability, our products and services, innovation, reputation and price. We have experienced intense price competition, particularly in brokerage, investment banking and other businesses.

(1) Competition with other financial firms and financial services by non-financial companies is increasing

We face intense competition in the financial services sector from a wide variety of competitors. In Japan, we compete with other independent Japanese securities firms as well as securities firms affiliated with commercial banks and with overseas firms. As a result, our market shares in the sales and trading, investment banking and retail businesses in particular have been affected. In recent years, competition has intensified beyond the traditional financial sector based on the increasing digitalization of the industry, not only with the rise of online securities firms but also FinTech companies and the entry of non-financial companies into the financial services sector. In order to address such changes in the competitive landscape, we have already begun various efforts to these changes in the competitive environment. However, these measures may not be successful in growing or maintaining our market share in this increasingly fierce competitive environment, and we may lose business or transactions to our competitors, harming our business and results of operations.

(2) Increased consolidation, business alliance and cooperation in the financial services industry mean increased competition for us

There has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks and other broad-based large financial services groups have established or acquired broker-dealers or have consolidated with other financial institutions. These large financial services groups have developed business linkage within their respective groups in order to provide comprehensive financial services to clients, offering a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services within their group, which may enhance their competitive position compared with us. They also have the ability to supplement their investment banking and brokerage businesses with commercial banking and other financial services revenues in an effort to gain market share. In addition, the financial services industry has seen collaboration beyond the borders of businesses and industries, such as alliances between commercial banks and securities companies outside of framework of existing corporate groups and recent alliances with non-financial companies including emerging companies. Our competitiveness may be adversely affected if our competitors are able to expand their businesses and improve their profitability through such business alliances. We also enter into strategic alliances, make investments and launch new businesses. However, if the development and implementation of these business strategies do not proceed as expected, we may not be able to achieve the expected synergies and other benefits or recoup related investments. These new business initiatives and acquisitions may subject us to increased risk as we engage in new activities, transact with a broader array of clients and counterparties and expose us to new asset classes and new markets.

(3) Our global business continues to face intense competition and may require further revisions to its business model

We continue to believe there are significant opportunities in the international markets, but there is also significant competition associated with such opportunities. In order to take advantage of these opportunities, we will have to compete successfully with financial services firms based in important non-Japanese markets, including the U.S., Europe and Asia. Despite our efforts facing competition, we recognized an impairment loss on goodwill attributable to previous overseas acquisitions of ¥81,372 million in the fiscal year ended March 31, 2019. Since April 2019, we have been working to rebuild our global business platform, under which we aim to transform our business portfolio and pivot towards client businesses and growth areas. The acquisition of Greentech Capital, LLC (“Greentech”) in 2020 and transfer of stake of Capital Nomura Securities Public Company Limited in 2023, are examples of reviewing our business platform both organically and inorganically. We will continue to review our entire business portfolio while looking at the competitive environment, and intend to implement our strategies in consideration of potential risks. However, the risk remains that we may be required to incur greater expenses than expected, or to commit greater financial, management and other resources to the strategies than expected, which could adversely affect our business and results of operations. Moreover, the assumptions and expectations upon which the strategies are based may not be correct, which could lead to us realizing fewer benefits than expected or could even harm our business and results of operations overall. Furthermore, to the extent we reduce compensation or headcount as part of this strategy, our ability to attract and retain the employees needed to successfully run our businesses could be adversely affected. We may also be unsuccessful in designing a streamlined management structure, which could harm our ability to properly control or supervise our many businesses across the world.

3. Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses we may suffer through unpredictable events that cause large unexpected market price movements such as natural or man-made disasters, epidemics, acts of terrorism, armed conflicts or political instability, as well as adverse events specifically affecting our business activities or counterparties. These events include not only significant events such as the Great East Japan Earthquake in March 2011, the increasing tensions on Korean Peninsula following North Korean nuclear tests in 2017, sudden and unexpected developments in global trade or security policies such as tensions between the United States and China since 2018 and ongoing geopolitical tensions in Asia overall, the COVID-19 pandemic in 2020, and the invasion of Ukraine by the Russian Federation in 2022, but also more specifically the following types of events that could cause losses in our trading and investment assets:

•	sudden and significant reductions in credit ratings with regard to financial instruments held by our trading and investment businesses by major rating agencies,

•	sudden changes in trading, tax, accounting, regulatory requirements, laws and other related rules which may make our trading strategy obsolete, less competitive or no longer viable, or

•

an unexpected failure in a corporate transaction in which we participate resulting in our not receiving the consideration we should have received, as well as bankruptcy, deliberate acts of fraud, and administrative penalty with respect to the issuers of our trading and investment assets.

4. Environmental, Social and Governance (“ESG”) factors including climate change and broader associated policy changes in each jurisdiction could adversely affect our business

Increasing attention to the management of Environmental, Social and Governance (“ESG”) factors in the business makes it imperative that we continue to develop policies and capabilities in these areas, and that we act responsibly towards our stakeholders, including our shareholders, clients and society at large. Amid rapidly changing circumstances around ESG, a lack of sufficient focus on ESG matters such as the environment or human rights may impede our ability to maintain a sustainable business model and support clients facing trends such as the just transition to the low carbon economy or other ESG-related initiatives, and may also adversely affect our reputation, results of operations and financial condition. Reputational risks also include the risk associated with over-stating our credentials, or not delivering on commitments we have made (also known as “greenwashing”).

We consider climate change one of the most important global challenges facing society. The direct impact of climate change, and the resulting changes in the business environment could cause us to incur losses. Climate risks are widely recognized to have two aspects – physical and transition risks. Physical risk refers to the risk of loss or damage driven by extreme weather events, such as hurricane, flood, drought, heatwave or frost, or from the longer term shifts in climate patterns and rising sea levels. Transition risk is the risk associated with the transition to a low-carbon economy, and could result from changing government policies, technologies or changes to consumer demand.

● Risks Relating to Our Businesses

5. Our business may incur losses due to various factors in the conduct of its operations.

(1) We may incur significant losses from our trading and investment activities

We maintain trading and investment positions in fixed income, equity and other markets, both for proprietary purposes and for the purpose of facilitating our clients’ trades. Our positions consist of various types of assets, including securities, derivatives transactions with equity, interest rate, currency, credit and other underliers, as well as loans, and reverse repurchase agreements. Fluctuations in the markets where these assets are traded can adversely affect the value of our positions, in these assets, with downturns potentially negatively affecting long positions and upturns potentially negatively affecting short positions. Although we continue to mitigate these position risks with a variety of hedging techniques, we may also incur losses if the value of these assets fluctuates or if the financial system is overly stressed and the markets move in a way we have not anticipated. In addition, prices of crypto-assets may fluctuate significantly due to various factors such as developments in the industry or in regulation of crypto assets.

Our businesses have been, and may continue to be, affected by changes in market volatility levels. Certain of our trading businesses such as those engaged in trading and arbitrage opportunities depend on market volatility to generate revenues. Lower volatility may lead to a decrease in business opportunities which may affect the results of operations of these businesses. On the other hand, while higher volatility can increase trading volumes, it also increases risk as measured by Value-at-Risk (“VaR”). Higher volatility and wider bid offer spreads may expose us to higher risks in connection with our market-making and proprietary trading businesses. Higher volatility can also cause us to reduce the outstanding positions or size of these businesses where we consider necessary.

For example, in March 2021, following the default of a U.S. prime brokerage client in respect of a margin call, we issued a close-out event notice to such client, and proceeded to wind down positions held as hedges for transactions with the client, leading us to recognize significant trading losses on the unwinding of the underlying positions and a provision for expected credit losses to reflect a shortfall in the value of securities pledged by the client as collateral against financing provided to it. We refer to this event and the losses caused as the “U.S. Prime Brokerage Event.” See Item 4 “Company Information—4. Status of Corporate Governance and Other—(1) Status of Corporate Governance—Risk Management Enhancement Program” for further information on the nature of this event. Despite our actions in response to the U.S. Prime Brokerage Event, including to improve our risk management activities, our business model necessarily involves significant trading activity, and we may record significant losses as a result of such trading activity again in the future.

Furthermore, we commit capital to take relatively large positions for underwriting or warehousing assets to facilitate certain capital market transactions. We also structure and take positions in pilot funds for developing financial investment products and invest seed money to set up and support financial investment products. We may incur significant losses from these positions in the event of significant market fluctuations.

In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral or a requirement to provide additional collateral due to a decline in our creditworthiness (by way of a lowered credit rating or otherwise) can increase our costs and reduce our profitability. On the other hand, if we are the party receiving collateral from our clients and counterparties, such declines may also affect our profitability due to decrease in client transactions. See also “—Risks Relating to Our Financial Position—12. Liquidity risk could impair our ability to fund operations and jeopardize our financial condition—(3) Lowering of our credit ratings could impact our funding”.

(2) Holding large and concentrated positions of securities and other assets may expose us to significant losses

We regularly hold large and concentrated positions of certain securities in our businesses such as market-making, block trading, underwriting, asset securitization, prime brokerage, acquiring newly-issued convertible debt securities through third party allotment or providing business solutions to meet our clients’ needs. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. Fluctuations in the prices of these securities can significantly affect the prices at which we are able to liquidate them when needed, resulting in us incurring significant trading losses, such as those incurred in connection with the U.S. Prime Brokerage Event. See Item 4 “Company Information—4. Status of Corporate Governance and Other—(1) Status of Corporate Governance—Risk Management Enhancement Program” for further information on the nature of this event. We generally have higher exposure to those issuers engaged in financial services businesses, including commercial banks, broker-dealers, clearing houses, exchanges and investment companies. There may also be cases where we hold relatively large amounts of securities by issuers in particular countries or regions due to the business we conduct with our clients or our counterparties. In addition, we may incur losses due to market fluctuations on asset-backed securities such as residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”).

(3) Our hedging strategies may not prevent losses

We use a variety of financial instruments and strategies to hedge our exposure to financial risks arising from the financial instruments we enter into for proprietary purposes or for our clients. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking a position in another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, as seen in the case of past financial crises, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments. Moreover, not all hedging strategies are effective, and certain strategies may, if the risk is not otherwise appropriately managed, increase our risk. For example, many of the transactions leading to the U.S. Prime Brokerage Event entailed providing the client with “total return swap” derivatives exposure to certain equities. See Item 4 “Company Information—4. Status of Corporate Governance and Other—(1) Status of Corporate Governance—Risk Management Enhancement Program” for further information on the nature of this event. In order to hedge the total return payments we were obligated to make to the client, we held long positions in the underlying equities. However, this specific hedging strategy was not intended to hedge the risk of a default by the client and the potential need to liquidate the underlying positions in a volatile market environment. When such risk was realized, our hedging strategy of holding the underlying securities meant that we were exposed to such market fluctuations, contributing to the losses we incurred.

(4) Our risk management policies and procedures may not be fully effective in managing risks

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Although some of our methods of managing risk are based upon observed historical market data, the future movements in the financial markets may not be the same as was observed in the past. As a result, we may suffer significant losses through unexpected future risk exposures. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, and we may be unable to properly assess our risks, and thereby suffer large losses. Furthermore, certain factors, such as market volatility, may render our risk evaluation model unsuitable for a new market environment. In such event, we may become unable to evaluate or otherwise manage our risks adequately. Moreover, regardless of how well policies and procedures are designed, they must be properly implemented and followed in order to be effective, which may not always occur despite our diligent efforts. Further, potential weaknesses in our organization structures and governance frameworks may lead to misunderstanding over roles and responsibilities.

For example, with respect to the U.S. Prime Brokerage Event, we incurred significant losses through exposures to the client’s counterparty risk and market risks relating to the securities underlying the prime brokerage transactions with the client. We have reviewed and are in the process of completing a number of actions to comprehensively review, revise and strengthen our risk management policies and procedures and the implementation thereof. See Item 4 “Company Information—4. Status of Corporate Governance and Other—(1) Status of Corporate Governance—Risk Management Enhancement Program” for further information on the nature and status of these review procedures. Such actions remain ongoing, however, and when completed, may not be sufficient to prevent similar exposure to such risks in the future, including to identify and rectify potential shortcomings, whether within the same business or among our many other business units, impairing the ability of such policies and procedures to prevent future losses.

(5) Market risk may increase other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks inherent in financial instruments developed through financial engineering and innovation may be increased by market risk.

Also, if we incur significant trading losses caused by our exposure to market risk, our need for liquidity could rise sharply while our access to cash may be impaired as a result of market perception of our credit risk.

Furthermore, in a downturn in the market overall or for specific securities, our clients and counterparties could incur significant losses or experience other adverse events of their own, thereby weakening their financial condition and, as a result, increasing the credit risk they pose to us, such as occurred as part of the U.S. Prime Brokerage Event.

(6) Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues generated by our brokerage business because of a decline in the volume and value of securities that we broker for our clients. Also, within our asset management and investment management business, in most cases, we charge fees for managing our clients’ portfolios that are based on the market value of their portfolios. A market downturn that reduces the market value of our clients’ portfolios may increase the amount of withdrawals or reduce the amount of new investments in these portfolios, and would reduce the revenue we receive from these businesses. Also, any changes in our clients’ investment preference on their asset portfolios, including shifting investment assets to stable assets such as deposits and/or passive funds, which bring us relatively low fee revenue, may reduce our revenue as well.

(7) Our investment banking revenues may decline

Changes in financial or economic conditions would likely affect the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there are financial and market changes unfavorable to our investment banking business and our clients.

For example, net revenue from our investment banking activities declined during the year ended March 31, 2023 compared to the years ended March 31, 2021 and 2022 primarily due to geopolitical developments and uncertainty regarding the economic outlook, and net revenues may decline further in light of a decrease in M&A activities and other investment banking activities.

(8) Our electronic trading business revenues may decline

Electronic trading is essential for our business in order to execute trades faster with fewer resources. Utilizing these systems allows us to provide an efficient execution platform and on-line content and tools to our clients via exchanges or other automated trading facilities. Revenue from our electronic trading, which includes trading commissions and bid-offer spreads is directly correlated with the number and size of the transactions in which we participate. Competition in electronic trading is intense and the introduction of highly discounted or no-commission trades at competitors has and will continue to exert pressure on our electronic and traditional trading revenue. Moreover, such revenue would decrease if there are financial market or economic changes that would cause our clients to trade less frequently or in a smaller amount. Even if trade volumes increase due to the convenience of electronic trading, this may not be sufficient to offset margin erosion in our execution business, leading to a potential decline in revenue generated from this business. We continue to invest in developing technologies to provide an efficient trading platform, however, we may fail to maximize returns on these investments due to this increased pressure on lowering margins.

6. We may be exposed to losses when third parties do not perform their obligations to us

Our counterparties are from time to time indebted or otherwise owe certain obligations (such as with regards to the posting of collateral) to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities and derivative transactions. We may incur material losses when our counterparties default or fail to perform on their obligations to us due to their filing for bankruptcy, a deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, repudiation of the transaction or for other reasons. The U.S. Prime Brokerage Event, during which a U.S. prime brokerage client defaulted on obligations to us to post additional margin in respect of trading activities as well as to repay amounts lent against collateral held by us, is an example. See Item 4. “Company Information—4. Status of Corporate Governance and Other—(1) Status of Corporate Governance—Risk Management Enhancement Program” for further information on the nature of this event. Although we establish and maintain allowances for credit losses, such allowances reflect management judgments and assumptions based on information available to us, which may provide incorrect or incomplete, and these judgments and assumptions may prove to be incorrect, potentially significantly so.

Credit risk may also arise from:

•	holding securities issued by third parties, or

•

the execution of securities, futures, currency or derivative transactions that fail to settle at the required time due to non-delivery by the counterparty of Nomura, such as financial institutions and hedge funds, or to systems failure by clearing agents, exchanges, clearing houses or other financial infrastructure.

Issues related to third party credit risk may include the following:

(1) Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about the creditworthiness of or a default by, a certain financial institution could lead to significant liquidity problems or losses in, or defaults by, other financial institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. Our funding operations may be adversely affected if major financial institutions, Japanese or otherwise, fail or experience severe liquidity or solvency problems.

(2) There can be no assurance as to the accuracy of the information about our credit risk, or the sufficiency of the collateral we use in managing it

We regularly review our credit exposure to specific clients or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that we do not detect, such as account-rigging and fraud. We may also fail to receive full information with respect to the risks of a counterparty, or to accurately manage and assess such information internally. For example, our credit risk assessments with respect to the client whose default led to the U.S. Prime Brokerage Event did not reflect the full extent of the client’s relevant trading activity. In addition, in cases where we have extended credit against collateral, we may fall into a deficiency in value in the collateral if sudden declines in market values reduce the value of our collateral, as was the case with loans extended to the prime brokerage client leading in part to the U.S. Prime Brokerage Event. See Item 4 “Company Information—4. Status of Corporate Governance and Other—(1) Status of Corporate Governance—Risk Management Enhancement Program” for further information on the nature of this event.

(3) Our clients and counterparties may be unable to perform their obligations to us as a result of political or economic conditions

Country, regional and political risks are components of credit risk, as well as market risk. Political or economic pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain credit or foreign exchange, and therefore to perform their obligations owed to us.

7. We are exposed to model risk, i.e., risk of financial loss, incorrect decision making, or damage to the firm’s credibility arising from model errors or incorrect or inappropriate model application

Models are widely used by Nomura for various purposes including valuation of low liquidity derivative transactions or estimation of credit worthiness of obligors. However, models are never perfect, and their use subjects Nomura to model risk. Model errors or incorrect or inappropriate model applications could lead to incorrect decision making, financial losses or damage to the firm’s credibility. Model risk cannot be eliminated, but it can be managed. Nomura has a well-established Model Risk Management Framework, including robust model development, implementation, and use, and sound model validation process and governance to manage and mitigate model risk.

8. We are a holding company and depend on payments from our subsidiaries

We are a holding company and heavily depend on dividends, distributions and other payments from our subsidiaries to make payments on our obligations. Regulatory and other legal restrictions, such as those under the Companies Act, may limit our ability to transfer funds freely, either to or from our subsidiaries. In particular, many of our subsidiaries, including our broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd. (“NSC”), Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, our main broker-dealer subsidiaries, are subject to regulatory capital requirements and changes in such regulatory capital requirements and the required level could limit the transfer of funds to us. While we monitor and manage the transfer of funds among Nomura Group on the basis of the relevant laws and regulations on a daily basis, these laws and regulations may hinder our ability to access funds needed to make payments on our obligations.

9. We may not be able to realize gains we expect, and may even suffer losses, on our investments in equity securities and non-trading debt securities

We hold substantial investments in equity securities including private equity investments and non-trading debt securities. Under U.S. GAAP, depending on market conditions, we may recognize significant unrealized gains or losses on our investments in equity securities and debt securities, which could have an adverse impact on our financial condition and results of operations. For example, in the fiscal year ended March 31, 2020, we recognized a loss of ¥16.4 billion related to our investment in American Century Investments and ¥16.6 billion on our investments in equity securities resulting from market declines arising from the COVID-19 pandemic. Moreover, while we may decide to dispose of these equity securities and debt securities, depending on the market conditions, we may not be able to dispose of these equity securities and debt securities when we would like to do so, as quickly as we may wish or at the desired price.

10. We may face an outflow of clients’ assets due to losses of cash reserve funds or debt securities we offer

Cash reserve funds, such as money market funds and money reserve funds are categorized as low risk financial products. As a result of a sudden rise in interest rates, such cash reserve funds may fall below par value due to losses resulting from price decreases of debt securities in the portfolio, defaults of debt securities in the portfolio or charges of negative interest. If we determine that a stable return cannot be achieved from the investment performance of cash reserve funds, we may accelerate the redemption of, or impose a deposit limit on, such cash reserve funds.

In addition, debt securities that we offer may default or experience delays in the payment of interest and/or principal.

These events above may result in the loss of client confidence and lead to an outflow of client assets from our custody or preclude us from increasing such client assets.

● Risks Relating to Our Financial Position

11. We may have to recognize impairment losses with regard to the amount of goodwill, tangible and intangible assets recognized on our consolidated balance sheets

We have purchased all or a part of the equity interests in, or operations from, certain other companies in order to pursue our business expansion, and expect to continue to do so when and as we deem appropriate. We account for certain of those and similar purchases and acquisitions as a business combination under U.S. GAAP by allocating our acquisition costs to the assets acquired and liabilities assumed and recognizing the remaining amount as goodwill. On April 1, 2020, Nomura acquired 100% of Greentech and goodwill of ¥12,480 million is reported on our consolidated balance sheet. We also possess tangible and intangible assets other than those stated above.

We may have to recognize impairment losses, as well as other losses associated with subsequent transactions, with regard to the amount of goodwill, tangible and intangible assets and, recognized on our consolidated group balance sheet which may adversely affect our financial condition and results of operations. For example, during the year ended March 31, 2019, we recognized an impairment loss on goodwill in our Wholesale segment attributable to previous overseas acquisitions of ¥81,372 million.

12. Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our business. We define liquidity risk as the risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of our creditworthiness or deterioration in market conditions. In addition to maintaining a readily available cash position, we seek to secure ample liquidity through repurchase agreements and securities lending transactions, long-term borrowings and the issuance of long-term debt securities, diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:

(1) We may be unable to access unsecured or secured funding

We continuously access unsecured funding from issuance of securities in the short-term credit markets and debt capital markets as well as bank borrowings to finance our day-to-day operations, including refinancing. We also enter into repurchase agreements and securities lending transactions to raise secured funding for our trading businesses. An inability to access unsecured or secured funding or funding at significantly higher cost than normal levels could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business based on their assessment of our long-term or short-term financial prospects if:

•	We incur large trading losses,

•	The level of our business activity decreases due to a market downturn,

•	Regulatory authorities take significant action against us, or

•	Our credit rating is downgraded.

In addition to the above, our ability to borrow in the debt capital markets could also be adversely impacted by factors that are not specific to us, such as increases in market interest rates, reductions in banks’ lending capacity, a severe disruption of the financial and credit markets, negative views about the general prospects for the investment banking, brokerage or financial services industries, or negative market perceptions of Japan’s financial soundness.

(2) We may be unable to sell assets

If we are unable to raise funds or if our liquidity declines significantly, we will need to liquidate assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, or we may have to sell at depressed prices, which could adversely affect our results of operations and financial condition. Our ability to sell assets may also be adversely impacted by other market participants seeking to sell similar assets into the market at the same time.

(3) Lowering of our credit ratings could impact our funding

Our funding depends significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on “credit watch” with negative implications. For example, following the U.S. Prime Brokerage Event, in March 2021, Fitch Ratings, Inc. placed our credit ratings on negative watch and Moody’s Investors Service, Inc. changed the outlook on our credit ratings to negative, which may lead either agency to downgrade our credit ratings in the future. See Item 4 “Company Information—4. Status of Corporate Governance and Other—(1) Status of Corporate Governance—Risk Management Enhancement Program” for further information on the nature of this event. Future downgrades could increase our funding costs and limit our funding. This, in turn, could adversely affect our result of operations and our financial condition. In addition, other factors which are not specific to us may impact our funding, such as negative market perceptions of Japan’s financial soundness.

13. Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us incurring impairment losses

We have affiliates and investees accounted for under the equity method in our consolidated financial statements and whose shares are publicly traded. If there is a decline in the market price, of the shares we hold in such affiliates over a period of time, and we determine that the decline is other-than-temporary, then we recognize an impairment loss for the applicable fiscal period which may have an adverse effect on our financial condition and results of operations. For example, we recognized an impairment loss of ¥47,661 million against its investment in Nomura Real Estate Holdings, Inc. during the year ended March 31, 2021.

● Risks Relating to Legal, Compliance and Other Operational Issues

14. Operational risk could adversely affect our business

Operational risk is the risk of financial loss or non-financial impact arising from inadequate or failed internal processes and systems, from a lack of appropriate personnel, from human errors, or from external events, and includes compliance, legal, IT and cyber security, fraud, third party, and other non-financial risks. We always face the potential of operational risk, and if materializes, it could adversely affect our business.

Issues related to operational risk may also include the risks listed in items 15 to 20 below.

15. Misconduct or fraud by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed

We always face the risk that our employees, directors or officers, or any third party, could engage in misconduct that may adversely affect our business. Misconduct by an employee, director or officer includes conduct such as entering into transactions in excess of authorized limits, acceptance of risks that exceed our limits, or concealment of unauthorized or unsuccessful activities. The misconduct could also involve the improper use or disclosure of non-public information relating to us or our clients, such as insider trading, improper transmission of such information and the recommendation of trades based on such information, as well as other crimes, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us.

For example, on March 5, 2019, a researcher at Nomura Research Institute, Ltd. (“NRI”), our equity-method affiliate, revealed information that there was a high possibility that the standard for designating the top market of the Tokyo Stock Exchange (the “TSE”) would fall to ¥25 billion, which had been under review at the TSE, to a chief strategist (the “NSC Strategist”) in the research division of NSC. The researcher at NRI was a member of the Advisory Group to Review the TSE Equity Market Structure and received this information in such capacity. On the same day and the next day, the NSC Strategist communicated the information to certain people including members of Japanese stock sales team of NSC and Nomura International (Hong Kong) Limited, some of whom provided the information to their institutional investor clients. Although the provision of the information did not represent a violation of law, they were inappropriate conducts and impaired the implicit trust placed in us and our employees by other market participants. Following a special internal investigation conducted by external experts, on May 24, 2019, we announced a remediation plan and the reduction of compensation of certain of our executives and those of NSC. On May 28, 2019, the FSA issued a business improvement order to us and to NSC, requiring us to clarify responsibility for this incident, develop and submit a detailed improvement plan, and report periodically on the implementation and effectiveness of measures for improvement, and on August 28, 2019, a fine of ¥10 million was imposed by Tokyo Stock Exchange, Inc. as a penalty.

Third parties may also engage in fraudulent activities, including devising a fraudulent scheme to induce our investment, loans, guarantee or any other form of financial commitment, both direct and indirect. Because of the broad range of businesses that we engage in and the large number of third parties with whom we deal in our day-to-day business operations, such fraud or any other misconduct may be difficult to prevent or detect, and our future reputation and financial condition could be adversely affected, which could result in serious reputational or financial damage to us in the future.

We have taken measures in line with the improvement plan to detect and prevent such fraudulent or misconduct by our employees, directors or officers, or any third party in the future, including the establishment and implementation of the “Nomura Group Code of Conduct” including ensuring its thorough dissemination throughout the group and ensuring thorough compliance with its terms, and through compliance training or any other programs, as well as an enhanced internal reporting system. However, the measures we have implemented or additional measures that may be implemented in the future may not be effective in preventing or managing the risk of misconduct or fraud in all cases, and we may not always be able to detect or deter misconduct or fraud by an employee, director, officers, or third parties. If any administrative or judicial sanction is issued against us as a result of such fraudulent or misconduct, we may lose business opportunities, and our future revenue and results of operations may be materially and adversely affected, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

16. A failure to identify and appropriately address conflicts of interest could adversely affect our business

We are a global financial institution that provides a wide range of products and services to a diverse group of clients, including individuals, corporations, other financial institutions and governmental institutions. As such, we face potential conflicts of interest in the ordinary course of our business. Conflicts of interests can arise when our services to a particular client conflict or compete, or are perceived to conflict or compete, with our own interests. In addition, where non-public information is not appropriately restricted or shared within the firm, conflicts of interest can also arise where a transaction within the Nomura Group and or a transaction with another client conflict or compete, or is perceived to conflict or compete, with a transaction with a particular client. While we have extensive internal procedures and controls designed to identify and address conflicts of interest on the basis of the Nomura Group Conflicts of Interest Management Policy, a failure, or a perceived failure, to identify, disclose and appropriately address such conflicts could adversely affect our reputation, the willingness of current or potential clients to do business with us and our revenues and results of operations. In addition, conflicts of interest could give rise to regulatory actions or litigation.

17. Our business is subject to substantial legal, regulatory and reputational risks

Substantial legal liability or a significant regulatory action against us could have a material adverse effect on our business, financial condition or results of operations, or cause reputational harm to us. Also, material changes in regulations applicable to us or to the markets in which we operate could adversely affect our business. See Note 19. “Commitments, contingencies and guarantees” in our consolidated financial statements included in this annual report for further information regarding the significant investigations, lawsuits and other legal proceedings that we are currently facing.

We face significant legal risks in our businesses. These risks include liability under securities or other laws in connection with securities underwriting and offering transactions, liability arising from the purchase or sale of any securities or other financial products, disputes over the terms and conditions of complex trading arrangements or the validity of contracts for our transactions, disputes with our business alliance partners and legal claims concerning our other businesses. When we face the substantial legal liability, we seek advice from experts and third-parties, develop appropriate policies, and address the cases accordingly. However, depending on the disputes, our reputation, financial condition and results of operations could be adversely affected.

(1) Legal liability may occur due to events such as market downturn and could adversely affect our business, financial condition and results of operations

During a prolonged market downturn or upon the occurrence of an event that adversely affects the market, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. For example, during the fiscal year ended March 2022, approximately ¥62.0 billion related to legacy transactions in the U.S. from before the global financial crisis (2007 – 2008) was recognized including legal expenses as well as certain transactions intended to mitigate future losses. In addition, even legal transactions might be subject to adverse public reaction according to the particular details of such transactions. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.

(2) Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses

The financial services industry is subject to extensive regulation. We are subject to increasing regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate, and such governmental and regulatory scrutiny may increase as our operations expand or as laws change. In addition, while regulatory complexities increase, possibilities of extra-territorial application of a regulation in one jurisdiction to business activities outside of such jurisdiction may also increase. These regulations are broadly designed to ensure the stability of financial systems and the integrity of the financial markets and financial institutions, and to protect clients and other third parties who deal with us, and often limit our activities and/or affect our profitability, through net capital, client protection and market conduct requirements. In addition, on top of traditional finance-related legislation, the scope of laws and regulations applying to, and/or impacting on, our operations may become wider depending on the situation of the wider international political and economic environment or policy approaches taken by governmental authorities in respect of regulatory application or law enforcement. In particular, the number of investigations and proceedings against the financial services industry by governmental and self-regulatory organizations has increased substantially and the consequences of such investigations and proceedings have become more severe in recent years, and we are subject to face the risk of such investigations and proceedings. For example, the U.S. Department of Justice (the “DOJ”) conducted an investigation regarding residential mortgage-backed securities securitized by some of our U.S. subsidiaries prior to 2009. On October 15, 2018, the U.S. subsidiaries settled the investigation with the DOJ and agreed to pay $480 million. Although we take measures such as timely monitoring and establishing internal governance procedures in order to comply with law and regulations we may not always be able to prevent such violations, and we could be fined, prohibited from engaging in some of our business activities, ordered to improve our internal governance procedures or be subject to revocation of our license to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create, which may negatively affect our business opportunities and ability to secure human resources. As a result of any such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions. In addition, certain market participants may refrain from investing in or entering into transactions with us if we engage in business activities in regions subject to international sanctions, even if our activities do not constitute violations of sanctions laws and regulations..

(3) Tightening of regulations applicable to the financial system and financial industry could adversely affect our business, financial condition and results of operations

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. The impact of such developments could make it economically unreasonable for us to continue to conduct all or certain of our businesses, or could cause us to incur significant costs to adjust to such changes.

New regulations or revisions to existing regulations relating to accounting standards, regulatory capital adequacy ratios, liquidity ratios and leverage ratios applicable to us could also have a material adverse effect on our business, financial condition and results of operations. Such new regulations or revisions to existing regulations include the so-called Basel III package formulated by the Basel Committee on Banking Supervision (“Basel Committee”) and the finalized Basel III reforms published in December 2017. Furthermore, in October 2012, the Basel Committee developed and published a set of principles on the assessment methodology and higher loss absorbency requirements for domestic systemically important banks (“D-SIBs”), and, in December 2015, the FSA identified us as a D-SIB and imposed a surcharge of 0.5% on our required capital ratio after March 2016 with 3-year transitional arrangement. In addition, FSB published the final standard requiring global systemically important banks (“G-SIBs”) to maintain a certain level of total loss-absorbing capacity (“TLAC”) upon their failure in November 2015. Under the FSA’s policy implementing the TLAC framework in Japan as updated in April 2018, the TLAC requirements in Japan apply not only to Japanese G-SIBs but also to Japanese D-SIBs that are deemed (i) of particular need for a cross-border resolution arrangement and (ii) of particular systemic significance to Japanese financial system if they fail. Based on the revised policy, in March 2019, the FSA published the notices and guidelines of TLAC regulations in Japan. According to these notices and guidelines, Nomura is subject to the TLAC requirements in Japan from March 31, 2021 although Nomura is not identified as a G-SIB as of the date of this annual report. These changes in regulations may increase our funding costs or require us to liquidate financial instruments and other assets, raise additional capital or otherwise restrict our business activities in a manner that could adversely affect our operating or financing activities or the interests of our shareholders.

(4) Deferred tax assets may be impacted due to a change in business condition or in laws and regulations, resulting in an adverse effect on our operating results and financial condition

We recognize deferred tax assets in our consolidated balance sheets as a possible benefit of tax relief in the future. If we experience or forecast future operating losses, if tax laws or enacted tax rates in the relevant tax jurisdictions in which we operate change, or if there is a change in accounting standards in the future, we may reduce the deferred tax assets recognized in our consolidated balance sheets. As a result, it could adversely affect our financial condition and results of operations. See Note 14 “Income taxes” in our consolidated financial statements included in this annual report for further information regarding the deferred tax assets that we currently recognize.

(5) Defects in our anti-money laundering and counter-terrorism financing measures could have serious consequences such as, administrative penalties or punitive fines

In recent years, financial crimes have become more sophisticated, complex, and diverse. As the world faces growing threats of war, terrorism, and cyberattacks, it is highly important to counter the financing of crimes and terrorism. Financial institutions around the world are expected to take strong measures to combat money laundering and terrorist financing. Despite our efforts to improve our anti-money laundering and counter-terrorism financing measures, which we have implemented consistently across Nomura Group in accordance with the Recommendations provided by the Financial Action Task Force (FATF) and the FSA’s “Guidelines on Anti-Money Laundering and Terrorist Financing”, there remains a risk that such measures will not be fully effective in preventing or detecting all violations in a timely manner. As a consequence, we could be subject to administrative penalties or punitive fines. See ““—Risks Relating to Our Financial Position—17.Our business is subject to substantial legal, regulatory and reputational risks—(2) Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses” for further information regarding regulatory actions and other legal proceedings as well as consequences thereof.

18. Unauthorized disclosure or misuse of personal information held by us may adversely affect our business

We keep and manage personal information obtained from clients in connection with our business. In recent years, there have been many reported cases of personal information and records in the possession of corporations and institutions being improperly accessed disclosed or misused.

Although we exercise care to protect the confidentiality of personal information and have in place policies and procedures designed to safeguard such information and ensure that it is used in compliance with applicable laws, rules and regulations, were any unauthorized disclosure or misuse of personal information to occur, our business could be adversely affected. For example, we could be subject to government actions such as administrative actions or penalties in case there is any violation of applicable personal data protection laws, rules and regulations or be subject to complaints and lawsuits for damages from clients if they are adversely affected due to the unauthorized disclosure or misuse of their personal information (including leakage of such information by an external service provider). In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives. Moreover, restrictions on our ability to use personal information collected from clients may adversely affect our existing businesses or to develop new ones. Furthermore, any damage to our reputation caused by such unauthorized disclosure or misuse could lead to a decline in new clients and/or a loss of existing clients, as well as to increased costs and expenses incurred for public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation.

19. System failure, the information leakage and the cost of maintaining sufficient cybersecurity could adversely affect our business, financial condition and results of operations

Our businesses rely on secure processing, storage, transmission and reception of personal, confidential and proprietary information on our systems. We have been in the past and may again become the target of attempted unauthorized access, computer viruses or malware, and other cyberattacks designed to access and obtain information on our systems or to disrupt and cause other damage to our services. For example, in June 2018, one of our foreign subsidiaries experienced a spear phishing incident that resulted in the unauthorized access to the firm’s desktop network, requiring us to immediately launch an internal investigation to assess and remediate the incident, notify the appropriate authorities of its occurrence and communicate with clients and other individuals whose data may have been impacted. In response to the COVID-19 pandemic, many of our employees now work remotely using networking or other technologies, and these technologies have become even more critical to our business. The implementation of remote work arrangements may also increase the possibility that we will be subject to cyberattacks and other information security breaches. Although these threats may originate from human error or technological failure, they may also originate from the malice or fraud of internal parties, such as employees, or third parties, including foreign non-state actors and extremist parties. Additionally, we could also be adversely impacted if any of the third-party vendors, exchanges, clearing houses or other financial institutions to whom we are interconnected are subject to cyberattacks or other informational security breaches. Such events could cause interruptions to our systems, reputational damage, client dissatisfaction, legal liability, enforcement actions or additional costs, any and all of which could adversely affect our financial condition and operations.

While we continue to devote significant resources to monitor and update our systems and implement information security measures to protect our systems, there can be no assurance that any controls and procedures we have in place will be sufficient to protect us from future security breaches. As cyber threats are continually evolving, our controls and procedures may become inadequate and we may be required to devote additional resources to modify or enhance our systems in the future.

20. Our business may be adversely affected if we are unable to hire, retain and develop qualified personnel

Nomura believe that our people are our greatest asset and we implement various talent management initiatives in a comprehensive manner. Any failure to hire, retain, and develop qualified personnel may materially and adversely affect our business, financial condition and results of operations. There is significant competition for such personnel, based on factors such as compensation, the working environment, training and benefits available to employees and our reputation as an employer. Spending on our human resource initiatives may harm our profitability. Moreover, developing our human resources and instilling in them a uniform corporate culture is a continuous, intensive process, and we may not be successful in doing so.

4. Operating, Financial and Cash Flow Analyses by Management

(1) Operating Results.

Please refer to Item 1 “Information on the Company and Its Subsidiaries and Affiliates—1. Selected Financial Data” and Item 5 “Financial Information–Consolidates Balance Sheets, Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity, Consolidated Statements of Cash Flows” for Operating Results below. The following information also contains certain forward-looking statements that involve risks, uncertainties and assumptions. Nomura’s actual financial results may differ materially from the forward-looking statements contained herein

Executive Summary

[Overall results of business]

We recognized net revenue of ¥1,335.6 billion during the year ended March 31, 2023, a decrease of 2.1% from the previous fiscal year. Non-interest expenses increased by 4.3% to ¥1,186.1 billion, income before income taxes was ¥149.5 billion, and net income attributable to the shareholders of NHI was ¥92.8 billion. Return on equity was 3.1%. Earnings per Share(1) for the year ended March 31, 2023 was ¥29.74, a decrease from ¥45.23 for the year ended March 31, 2022. We have decided to pay a dividend of ¥12 per share to shareholders of record as of March 31, 2023. As a result, the total annual dividend will be ¥17 per share for the year ended March 31, 2023.

(Note):

1.	Diluted net income attributable to NHI shareholders per share.

[Management’s assessment of events that had a particular impact on the results of the year]

The fiscal year ended March 2023 was dominated by market uncertainties due to heightened geopolitical risks, inflation and central bank monetary policy tightening. Amid this environment, we focused on developing new areas of business, bolstering our existing businesses and better positioning ourselves to meet the individual needs of our clients.

In the Retail Division, the flow revenue etc. (consisting of revenue from transactions such as brokerage revenue, consulting-related revenue and interest income, etc. other than from loans) decreased mainly in the first half amid market uncertainty. On the other hand, Retail continued to provide clients with detailed consulting services to adapt to the changing environment and our efforts to increase client assets gained traction. As a result, recurring revenue (which we define as revenue from client assets and ongoing revenue such as investment trusts, discretionary investments, insurance, loans, level fee assets, etc.) grew year on year by 2 % due to consecutive net inflows of recurring revenue assets. Our recurring revenue cost coverage ratio (the ratio of recurring revenue to non-interest expenses) increased from 49 percent to 51 percent.

In the Investment Management Division, Business revenue remained roughly unchanged year on year as improved performance in Nomura Babcock & Brown’s aircraft leasing business offset a decline in performance fees. The division also booked continued inflows into core investment trusts and alternative assets. On the other hand, divisional performance slowed from the previous year due to lower gain/loss related to investment.

In the Wholesale Division, Macro Products underpinned stronger Fixed Income revenues for the full year. Equities revenues increased as losses related to the U.S. Prime Brokerage Event were no longer present. In Investment Banking, Advisory revenues remained solid on contributions from equity private placement deals, in a challenging environment with a significant decline in global fee pools, mainly in ECM and M&A. On the other hand, Wholesale performance was impacted by higher fixed costs due to yen depreciation and inflation.

[Capital policy and shareholder returns]

We plan to maintain appropriate capital ratios and aim for sustainable growth through optimal capital allocation. As preparatory steps to achieve our management vision, while controlling cost levels, we are investing for growth to realize our management strategy of expanding the scope of our business from public into private markets, in order to balance investment and shareholder returns, and maximize shareholder value by improving productivity and expanding revenue sources.

We strive to pay dividends using a consolidated payout ratio of 30 % of each semi-annual consolidated earnings as a key indicator. Additionally, we aim for a total payout ratio, which includes dividends and share buybacks, of at least 50%. The total amount of shareholder returns for each fiscal year is determined by comprehensively taking into account trends in the regulatory environment in Japan and overseas, including the strengthening of Basel regulations, as well as the consolidated results of our business divisions. Also, we have changed our dividend policy to strive to pay dividends using a consolidated payout ratio of at least 40 percent of each semi-annual consolidated earnings as a key indicator from the fiscal year ending March 31, 2024.

For further details of our dividend policy, refer to Item 4. “Company Information—3.Dividend Policy.”

[Summary by Segment]

In our Retail Division, net revenue for the year ended March 31, 2023 decreased by 8.5% from the previous fiscal year to ¥300.2 billion. Non-interest expenses decreased by 0.8% to ¥266.7 billion. As a result, income before income taxes decreased by 43.5% to ¥33.5 billion. Based on the basic concept of “Enriching clients by responding to their asset concerns”, our Retail Division has been working on shifting to asset consulting business in close cooperation with each client with the aim of becoming “the most trusted partner”. Flow revenue etc. was weak during the fiscal year, as the market environment remained uncertain and sales of stocks and investment trusts remained at a low level. However, our initiatives to expand our recurring revenue assets are making progress by seeking to offer consulting services on the entire asset bases of our clients. In addition, we are aiming to build a sustainable client base and expand our business over the medium to long term by achieving contact points through workplace financial services, and we have been able to successfully increase the number of clients we provide services to, including the working generation. Going forward, we will strengthen our initiatives in each channel, and in addition to asset management, we will strive to enhance our products and services to provide solutions for a variety of client issues, such as real estate and inheritance.

In our Investment Management Division, net revenue for the year ended March 31, 2023 decreased by 13.1% from the previous fiscal year to ¥128.6 billion. Non-interest expenses increased by 11.2% to ¥85.1 billion. As a result, income before income taxes decreased by 39.2% to ¥43.5 billion. The Investment Management Division has been engaged in the broad asset management business while expanding its product lineup and improving its services to meet the diversifying investment needs of clients. Although the balance of assets under management decreased slightly overall, business revenues remained at the same level as the previous year, due in part to an improvement in the revenues from aircraft leasing company Nomura Babcock & Brown. On the other hand, investment profit decreased from the previous fiscal year due to a decrease in gains related to American Century Investments and gains on valuation and sales of investee companies of Nomura Capital Partners. During the fiscal year under review, as part of our expansion into offering private investments, we established Nomura Real Asset Investment Co., Ltd., which invests in real estate and infrastructure, in a joint venture with Nomura Real Estate Holdings, Inc. We also acquired shares in New Forests Pty Limited, one of the world’s leading forestry asset management companies. In addition, we established Nomura Private Capital LLC to launch a private asset management business in the United States.

In our Wholesale Division, net revenue for the year ended March 31, 2023 increased by 9.9% from the previous fiscal year to ¥772.4 billion. Non-interest expenses increased by 18.2% to ¥743.0 billion. As a result, income before income taxes decreased by 60.6% to ¥29.4 billion. In Global Markets, we continued to reinforce our core strengths across regions, enhanced risk control and governance and focused on providing uninterrupted service and liquidity to our clients, as they rebalanced and hedged their portfolio in the highly volatile and uncertain markets which experienced a ‘paradigm shift’. We delivered resilient performance, deepened engagement with clients across flow as well as structured financing and solutions business. In Investment Banking, client activity was lower than the previous fiscal year due to increased caution among clients in light of geopolitical risks and uncertainty in the market environment surrounding monetary policy. As a result, earnings declined for the full year due to a decline in M&A, and particularly in Equity Capital Markets and ALF. However, the business continued to engage closely with clients and enhanced Equity Private Placements and Private Financing opportunities along with Solutions business to effectively help clients in hedging and managing risk.

Progress on Key Performance Indicators (KPIs)

[Management Indicators]

Return on Equity

One component of Nomura’s management vision is “achieving sustainable growth by solving social issues” and we have set Return on Equity (ROE) as one of our most important indicators towards the fiscal year ending March 31, 2025. After the introduction of the Corporate Governance Code in Japan, the importance of management having an awareness of capital costs has increased among Japanese companies. In addition, under the framework of global financial regulations, more effective use of capital is required. As a result, we believe that the optimal allocation of management resources will become even more important for our company in the future. Accordingly, beginning in the year ended March 31, 2021, we adopted ROE as a key management indicator, which management uses to track the progress of our sustainable business transformation, along with the revision of “Fundamental Management Policy” based on the approval at the Board of Directors meeting held in May 2020.

ROE is defined and calculated as net income attributable to NHI shareholders divided by total NHI shareholders’ equity. We believe that disclosure of ROE is useful to investors in that it helps them to assess business conditions and our effective use of capital to enhance corporate value.

We have set a target ROE of 8-10% for the fiscal year ending March 31, 2025, reflecting the cost of capital demanded by our company. However, ROE may be of limited use in that it does not necessarily reflect financial soundness. In order to avoid the excessive pursuit of capital efficiency with the aim of improving ROE at the expense of financial soundness, we attach importance to the creation of corporate value, giving due consideration to financial soundness, and thereby improving ROE. ROE for the year ended March 31, 2023 decreased to 3.1% from 5.1% for the prior fiscal year.

Common equity Tier1 capital ratio

There are multiple global financial regulations that we must comply with, including capital regulations established by Basel Committee on Banking Supervision as interpreted and implemented by the FSA which have a direct impact on the way we conduct business. For this reason, we have set a target of maintaining a common equity Tier 1 capital ratio of at least 11%, so that we will take into consideration the financial soundness including certain buffer against severe market stress. Our common equity Tier 1 capital ratio decreased to 16.32% as of March 31, 2023 from 17.22% as of March 31, 2022. For further details, on the key capital requirements we must follow, see Item 2 “Operating and Financial Review—4. Operating, Financial and Cash Flow Analyses by Management—(5) Liquidity and Capital Resources—Consolidated Regulatory Capital Requirements”.

[Indicators by Business Segment]

In addition to the Group KPIs, our management also uses certain divisional specific KPIs to monitor and assess performance of the divisions.

Retail

We have adopted the following key indicators in the Retail Division to quantify the outcomes of our efforts and monitor our business: Recurring revenue assets; Net inflows of recurring revenue assets; Flow business clients; and Services for salaried employees; so that our management will be able to monitor the progress of our businesses and target sustainable and further business growth. We believe that disclosure of those indicators is useful to investors in that it helps them to assess the progress of the division’s client-facing activities as well as digest and understand our growth potential.

	Year ended March 31 (Trillions of Japanese Yen)
	2021	2022	% Change from previous year	2023	% Change from previous year
Recurring revenue assets	¥18.2	¥19.6	7.7%	¥18.7	(4.6)%

	Year ended March 31 (Billions of Japanese Yen)
	2021	2022	% Change from previous year	2023	% Change from previous year
Net inflows of recurring revenue assets	¥(191.3)	¥477.2	—%	¥333.7	(30.1)%

	Year ended March 31 (Thousands)
	2021	2022	% Change from previous year	2023	% Change from previous year
Flow business clients	1,534	1,505	(1.9)%	1,446	(3.9)%
Services for salaried employees	3,242	3,357	3.5%	3,489	3.9%

Recurring Revenue Assets

Recurring revenue assets are defined by adding related loans to the total amount of assets, such as investment trusts and discretionary investments, for which management fees and other recurring fees are charged. The amount of loans totaled approximately ¥721.9 billion within Loans receivable in the consolidated balance sheets as of March 31, 2023. Total recurring revenue assets as of March 31, 2023 were ¥18.7 trillion, and has dropped from March 31, 2022 due to market factors.

Net Inflows of Recurring Revenue Assets

Net inflows of recurring revenue assets are defined and calculated by subtracting the amount of sell-offs and outflows from the amount of purchase and inflows of recurring revenue assets, and is an index used to measure the expansion of recurring revenue assets excluding changes in market value. The total net inflows of recurring revenue assets for the fiscal year ended March 31, 2023 was ¥333.7 billion, and we have achieved a net increase in recurring revenue assets, mainly in services such as investment trusts, discretionary investment.

Flow Business Clients

The number of flow business clients is defined as the total number of clients to whom we provide flow business, businesses that generate flow revenues, and is a measure of the growth in the client base that is critical to realizing the growth in flow revenue, etc. The number of flow business clients as of March 31, 2023 was approximately 1,446 thousand, which is lower than that of March 31, 2022, and the growth of client base is a continuous challenge.

Services for Salaried Employees

Services for salaried employees are defined as the sum of the number of workplace financial services provided, such as the number of members of the employee stock ownership, accounts derived from the employee stock ownership (excluding current members) and corporate DC pension plan subscribers, and is an index used to measure the expansion of the client base through workplace financial businesses. As of March 31, 2023, the number of workplace services provided stood at 3,489 thousand. We have achieved expansion at levels exceeding our targets, mainly in terms of the increase in number of members of the employee stock ownership, and have expanded our client base which will lead to sustainable growth.

Investment Management Division

We have set the balance of assets under management as a key performance indicator for the Investment Management Division. The businesses in the Investment Management Division generally earn management or similar fees based on the amount of assets under management, meaning that revenue trends for these businesses tend to follow trends in the amount of assets under management, and our management considers this measure to be effective in monitoring the progress of these businesses. We also believe that it is an important indicator of how well investment products are received by investors. Beginning in the fiscal year ending March 31, 2022, we have also set net inflows as a key performance indicator in the Investment Management Division. We believe that net inflows is an effective measure in monitoring the progress of the division’s asset management businesses, excluding market factors from fluctuations in the balance of assets under management. It is an important indicator for ascertaining the effectiveness of the division’s measures to expand assets under management and thereby achieve its profit expansion target.

	Year ended March 31 (Trillions of Japanese Yen)
	2021	2022	% Change from previous year	2023	% Change from previous year
The balance of assets under management	¥64.7	¥67.9	4.9%	¥67.3	(0.9)%

	Year ended March 31 (Billions of Japanese Yen)
	2022		2023		% Change from previous year
Net inflow	¥2,066		¥(760)		—%

The balance of assets under management includes the net balance (after deducting duplications) of assets under management (gross) of Nomura Asset Management Co., Ltd., Nomura Corporate Research and Asset Management Inc. and Wealth Square., Ltd., as well as third-party investments in funds managed by Nomura SPARX Investment, Inc., Nomura Mezzanine Partners., Ltd., Nomura Capital Partners Co., Ltd. and Nomura Research & Advisory Co., Ltd. Net inflows are calculated by subtracting cash outflows from cash inflows. For these purposes, cash outflows do not include outflows from distributions.

During the fiscal year ended March 31, 2023, the balance of assets under management slightly decreased due to net outflows and market factors, etc. In the investment trust business, although ETFs experienced outflows of funds, the balance of publicly offered investment trusts increased, driven by inflows into Japanese equity funds, balanced funds, and defined contribution pension products. On the other hand, the investment advisory business had marked net outflows, due to a significant outflow of funds from Japanese pension institutions as well as from investors taking a risk averse stance in response to global monetary tightening.

Wholesale

We have adopted a cost-to-income ratio and a revenue to modified RWA ratio as additional key performance indicators in our Wholesale Division. We believe that disclosure of these indicators would be useful for investors to assess progress in terms of cost and resource efficiency. Additionally, we use these indicators to evaluate our business based on progress on cost savings initiatives and return on resources.

	Year ended March 31
	2021	2022	% Change from previous year	2023	% Change from previous year
Cost-to-income ratio	91%	89%	(2)%	96%	7%
Revenue/modified RWA	6.4%	7.0%	0.6%	6.5%	(0.5)%

Cost-to-income ratio

The cost-to-income ratio for the Wholesale Division is calculated by dividing non-interest expenses for the division for a given reporting period by net revenue generated by the division for the same period, calculated consistently, in each case, with our segment presentation for the division. It is monitored at a divisional level to track operating margins for the business. The ratio increased during the year ended March 31, 2023 compared to the previous fiscal year as Wholesale costs rose faster than overall revenues. Cost growth was underpinned by yen depreciation and inflation while the revenue increase was driven by strength in Fixed Income and absence of losses related to the U.S. Prime Brokerage event in Equities. This revenue increase was partially offset by a decline in Investment Banking revenue in line with overall market slowdown. The ratio decreased during the year ended March 31, 2022 compared to the previous fiscal year primarily due to less impact from the U.S. Prime Brokerage Event on revenue and cost during the year. However, there was some effect on costs due to hiring in line with strategic initiatives and market-driven base salary adjustments.

Revenue to modified Risk Weighted Asset (RWA) ratio

The revenue to modified RWA ratio for the Wholesale division is calculated by dividing net revenue generated by our Wholesale Division for a given reporting period (in the case of net revenue for the Wholesale Division for periods shorter than a full fiscal year, on an annualized basis) by the average balance of modified RWA used by the Wholesale Division for the same period. The Revenue to modified RWA ratio is monitored to track our revenue earning capacity against risk resources deployed. Modified RWA is the total of (i) average daily risk-weighted assets as calculated and presented under Basel regulations as interpreted and implemented by the FSA and (ii) an adjustment equal to the regulatory adjustment to common equity tier1 (CET1) capital calculated and presented under Basel regulations as interpreted and implemented by the FSA divided by our internal minimum capital ratio target of 12.5%. (daily average for the accounting period), which we use to estimate the amount of deductions to RWA generated by the division. The revenue to modified RWA as we calculate and present it may differ from similarly titled measures presented by our competitors due to the approach and methodologies used for calculation. Our credit risk-weighted assets and operational risk equivalent assets are calculated by using the foundation Internal Ratings-Based Approach and the Standardized Approach, respectively, with the approval of the FSA. Furthermore, Market risk equivalent assets are calculated by using the Internal Models Approach for market risk. The conversion of Wholesale RWA to modified RWA is based on adjustments reflecting our internal minimum capital ratio target. Moreover, the usefulness of this ratio may be limited in that the adjustment applied to RWA, which is intended to capture the appropriate amount of RWA to attribute to our businesses (as opposed to RWA as calculated for regulatory capital purposes), is an estimate incorporating our internal risk tolerance; however, this adjustment may not appropriately reflect the actual regulatory capital impact of the charged assets that are used by our business. Revenue to modified RWA decreased for the year ended March 31, 2023 compared to the previous fiscal year, with increase in RWA mainly from yen depreciation more than offsetting the impact of increase in overall revenues. The ratio increased for the year ended March 31, 2022 compared to the previous fiscal year primarily because of less impact from the U.S. Prime Brokerage Event on revenue as well as increased Investment Banking revenue.

Results of Operations

Overview

The following table provides selected consolidated statements of income information for the years ended March 31, 2021, 2022 and 2023.

	Millions of yen, except percentages
	Year ended March 31
	2021	2022	% Change from previous year	2023	% Change from previous year
Non-interest revenues:
Commissions	¥376,897	¥332,344	(11.8)%	¥279,857	(15.8)%
Fees from investment banking	108,681	149,603	37.7	113,208	(24.3)
Asset management and portfolio service fees	230,047	269,985	17.4	271,684	0.6
Net gain on trading	310,040	368,799	19.0	563,269	52.7
Gain on private equity and debt investments	12,734	30,768	141.6	14,504	(52.9)
Gain (loss) on investments in equity securities	14,053	5,446	(61.2)	(1,426)	—
Other	208,317	152,832	(26.6)	130,940	(14.3)

Total Non-interest revenues	1,260,769	1,309,777	3.9	1,372,036	4.8
Net interest revenue	141,103	54,113	(61.7)	(36,459)	—

Net revenue	1,401,872	1,363,890	(2.7)	1,335,577	(2.1)
Non-interest expenses	1,171,201	1,137,267	(2.9)	1,186,103	4.3

Income before income taxes	230,671	226,623	(1.8)	149,474	(34.0)
Income tax expense	70,274	80,090	14.0	57,798	(27.8)

Net income	¥160,397	¥146,533	(8.6)%	¥91,676	(37.4)%
Less: Net income (loss) attributable to noncontrolling interests	7,281	3,537	(51.4)	(1,110)	—

Net income attributable to NHI shareholders	¥153,116	¥142,996	(6.6)%	¥92,786	(35.1)%

Return on equity	5.7%	5.1%		3.1%

Net revenue decreased from the year ended March 31, 2022 to the year ended March 31, 2023. This decrease was primarily driven by Commissions from our Retail Division and Net interest revenue. The decrease in Commissions was primarily due to a decrease in commissions received from brokerage for equity and equity-related products and distribution of investment trusts. Fees from investment banking decreased during the year ended March 31, 2023 primarily due to a decrease in revenue from underwriting and sales commission. Asset management and portfolio service fees increased slightly but remained generally flat during the year ended March 31, 2023. Net gain on trading increased during the year ended March 31, 2023, primarily due to losses related to the U.S. Prime Brokerage Event disappeared. Net gain on trading also included total losses of ¥3.4 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities primarily due to a tightening of Nomura’s credit spread. Gain (loss) on investments in equity securities decreased during the year ended March 31, 2023, primarily due to a result of market correction during the year ended March 31, 2023. Gain (loss) on investments in equity securities includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes which are our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. Other decreased during the year ended March 31, 2023, primarily due to less gain from sale of affiliated companies.

Net revenue decreased from the year ended March 31, 2021 to the year ended March 31, 2022. This decrease is primarily driven by Commissions earned by Retail Division. Commissions decreased from the year ended March 31, 2021 to the year ended March 31, 2022 primarily due to a decrease in commissions received from the brokerage commissions from equity and equity-related products and the distribution of investment trusts. Fees from investment banking increased from the year ended March 31, 2021 to the year ended March 31, 2022 primarily due to an increase in revenue from advisory services. Asset management and portfolio service fees increased from the year ended March 31, 2021 to the year ended March 31, 2022 mainly due to increases in recurring revenue in Retail Division and in revenue from high level of asset under management in Investment Management Division. Net gain on trading increased from the year ended March 31, 2021 to the year ended March 31, 2022, primarily due to the U.S. Prime Brokerage Event subsided. Net gain on trading also included total gains of ¥8.2 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities primarily due to a widening of Nomura’s credit spread. Gain (loss) on investments in equity securities decreased from the year ended March 31, 2021 to the year ended March 31, 2022, primarily due to a result of market appreciation during the year ended March 31, 2021, not repeated in March 31, 2022. Gain (loss) on investments in equity securities includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes which are our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. Other decreased from the year ended March 31, 2021 to the year ended March 31, 2022, primarily due to American Century Investments related gain/loss.

Net revenue increased from the year ended March 31, 2020 to the year ended March 31, 2021 despite recognizing significant losses in connection with the U.S. Prime Brokerage Event in our Wholesale Division. This increase is primarily driven by Commissions earned by Retail Division. Commissions increased from the year ended March 31, 2020 to the year ended March 31, 2021 primarily due to an increase in commissions received from the distribution of investment trusts and brokerage commissions received from equity and equity related products. Fees from investment banking increased from the year ended March 31, 2020 to the year ended March 31, 2021 primarily due to an increase in revenue from M&A advisory services and our solution services associated with fund raising. Asset management and portfolio service fees decreased from the year ended March 31, 2020 to the year ended March 31, 2021 mainly due to decreases in fee ratios. Net gain on trading decreased from the year ended March 31, 2020 to the year ended March 31, 2021, primarily due to the U.S. Prime Brokerage Event. Net gain on trading also included total losses of ¥13.4 billion attributable to changes in Nomura’s own creditworthiness with respect to derivative liabilities primarily due to a tightening of Nomura’s credit spreads which were temporarily widened at the end of March 2020 due to the COVID-19 pandemic. Gain (loss) on investments in equity securities increased from the year ended March 31, 2020 to the year ended March 31, 2021, primarily due to a result of market appreciation during the year ended March 31, 2021. Gain (loss) on investments in equity securities includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes which are our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships. Other increased from the year ended March 31, 2020 to the year ended March 31, 2021, primarily due to recognizing a non-recurring gain of ¥71.1 billion resulting from the rights conversion related to the Tokyo Nihonbashi district redevelopment project.

Net interest revenue fluctuates by the balance and structure of total assets and liabilities, which includes trading assets and financing and lending transactions, and term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view Net interest revenue and Non-interest revenues in aggregate. For the year ended March 31, 2023, interest revenue, including a dividend from our investment in American Century Investments increased by 292%, and interest expense increased by 400% from the year ended March 31, 2022. As a result, Net interest revenue for the year ended March 31, 2023 decreased from the year ended March 31, 2022. For the year ended March 31, 2022, interest revenue, including a dividend from our investment in American Century Investments decreased by 20%, and interest expense increased by 7% from the year ended March 31, 2021. As a result, Net interest revenue for the year ended March 31, 2022 decreased from the year ended March 31, 2021.

Non-interest expenses for the year ended March 31, 2023 increased from the year ended March 31, 2022, primarily due to increase in Compensation and benefits even though the credit losses related to the U.S. Prime Brokerage Event disappeared compared to previous fiscal year.

Non-interest expenses for the year ended March 31, 2022 decreased from the year ended March 31, 2021, primarily due to the credit losses related to the U.S. Prime Brokerage Event subsiding compared to previous fiscal year and the absence of an impairment loss of ¥47.7 billion on our equity method investments in Nomura Real Estate Holdings.

We are subject to various taxes in Japan and with effect from April 1, 2022 we have applied the Group Tax Sharing system. The Group Tax Sharing system is only available for a national tax. Our domestic effective statutory tax rate was approximately 31% for the fiscal year ended March 31, 2021, 2022 and 2023, respectively. Our foreign subsidiaries are subject to the income taxes of the jurisdictions in which they operate, which are generally lower than those in Japan. The Company’s effective statutory tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each jurisdiction.

Income tax expense for the year ended March 31, 2023, represented an effective tax rate of 38.7%. The significant factors causing the difference between the effective tax rate of 38.7% and the effective statutory tax rate of 31% was the changes in deferred tax valuation allowances which increased the effective tax rate by 11.3%, partially offset by the non-taxable income which decreased the effective tax rate by 4.7%.

Income tax expense for the year ended March 31, 2022, represented an effective tax rate of 35.3%. The significant factors causing the difference between the effective tax rate of 35.3% and the effective statutory tax rate of 31% was the changes in deferred tax valuation allowances which increased the effective tax rate by 18.0%, partially offset by the effect of changes in foreign tax laws which decreased the effective tax rate by 14.4%.

Income tax expense for the year ended March 31, 2021, represented an effective tax rate of 30.5%. The significant factors causing the difference between the effective tax rate of 30.5% and the effective statutory tax rate of 31% was the effect of the tax benefit recognized on the outside basis differences for investment in subsidiaries and affiliates which decreased the effective tax rate by 8.7%, partially offset by changes in deferred tax valuation allowances which increased the effective tax rate by 8.7%.

Results by Business Segment

We established our Investment Management Division to replace our former Asset Management Division and the Merchant Banking Division on April 1, 2021. Accordingly, our operating management and management reporting are prepared based on our Retail, Investment Management and Wholesale Divisions. We have disclosed business segment information in accordance with this structure.

Net gain (loss) related to economic hedging transactions, a part of realized gain (loss) on investments in equity securities held for operating purposes, our share of equity in the earnings of affiliates, corporate items and other financial adjustments are included as “Other” operating results outside of business segments in our segment information. A part of unrealized gain (loss) on certain investments in equity securities held for operating purposes is classified as a reconciling item outside of our segment information. The following segment information should be read in conjunction with Note 20 “Segment and geographic information” in our consolidated financial statements included in this annual report. The reconciliation of our segment results of operations and consolidated financial statements is provided in Note 20 “Segment and geographic information” in our consolidated financial statements included in this annual report.

Retail

Operating Results of Retail

	Millions of yen
	Year ended March 31
	2021	2022	% Change from previous year	2023	% Change from previous year
Non-interest revenue	¥366,271	¥324,642	(11.4)%	¥297,496	(8.4)%
Net interest revenue	2,538	3,343	31.7	2,695	(19.4)

Net revenue	368,809	327,985	(11.1)	300,191	(8.5)
Non-interest expenses	276,480	268,745	(2.8)	266,695	(0.8)

Income before income taxes	¥92,329	¥59,240	(35.8)%	¥33,496	(43.5)%

Net revenue decreased from the year ended March 31, 2022 to the year ended March 31, 2023 primarily due to a decrease in commissions earned from brokerage commissions and the distribution of investment trusts.

Net revenue decreased from the year ended March 31, 2021 to the year ended March 31, 2022 primarily due to a decrease in commissions earned from brokerage commissions and the distribution of investment trusts.

Non-interest expenses decreased from the year ended March 31, 2022 to the year ended March 31, 2023 primarily due to a decrease in bonus expense driven by a decrease in revenue.

Non-interest expenses decreased from the year ended March 31, 2021 to the year ended March 31, 2022 primarily due to a decrease in bonus expense driven by a decrease in revenue.

The following table shows the breakdown of Retail non-interest revenues for the year ended March 31, 2022 and 2023.

			Millions of yen
			Year ended March 31
			2022	2023	% Change from previous year
Commissions			¥138,525	¥112,455	(18.8)%
Brokerage commissions			67,419	50,901	(24.5)
Commissions for distribution of investment trusts			43,537	30,183	(30.7)
Other commissions			27,569	31,371	13.8
Net gain on trading			43,981	44,171	0.4
Fees from investment banking			19,003	16,184	(14.8)
Asset management fees			109,300	108,085	(1.1)
Others			13,833	16,601	20.0

Non-interest revenues			¥324,642	¥297,496	(8.4)%

Commissions decreased from the year ended March 31, 2022 to the year ended March 31, 2023, primarily due to decrease in brokerage commissions received from equity and equity-related products and in commissions for distribution of investment trusts. Net gain on trading slightly increased from the year ended March 31, 2022 to the year ended March 31, 2023, but remained mainly unchanged.

Retail Client Assets

The following table presents amounts and details regarding the composition of Retail client assets as of March 31, 2022 and 2023. Retail client assets consist of clients’ assets under management and assets relating to variable annuity insurance products.

	Trillions of yen
	Year ended March 31, 2022
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥82.3	¥19.5	¥(19.8)	¥(4.5)	¥77.5
Debt securities	18.1	15.5	(13.3)	(2.6)	17.7
Equity investment trusts	10.2	2.4	(2.1)	0.3	10.8
Debt investment trusts	8.0	0.3	(0.6)	(0.2)	7.5
Overseas mutual funds	1.1	0.2	0.0	0.0	1.3
Others	6.9	1.1	(0.5)	(0.2)	7.3

Total	¥126.6	¥39.0	¥(36.3)	¥(7.2)	¥122.1

	Trillions of yen
	Year ended March 31, 2023
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Equities	¥77.5	¥21.4	¥(18.6)	¥(2.3)	¥78.0
Debt securities	17.7	15.5	(22.9)	8.2	18.5
Equity investment trusts	10.8	2.8	(2.6)	(0.8)	10.2
Debt investment trusts	7.5	0.1	(0.7)	(0.1)	6.8
Overseas mutual funds	1.3	0.1	(0.1)	(0.1)	1.2
Others	7.3	1.0	(0.5)	(0.3)	7.5

Total	¥122.1	¥40.9	¥(45.4)	¥4.6	¥122.2

Retail client assets increased from March 31, 2022 to March 31, 2023. The balances of our clients’ equity and equity-related products increased ¥0.5 trillion from March 31, 2022 to ¥78.0 trillion as of March 31, 2023, mainly due to increase of inflows during the year. The balances of our clients’ investment trusts decreased by ¥1.4 trillion from ¥19.6 trillion as of March 31, 2022 to ¥18.2 trillion as of March 31, 2023.

Retail client assets decreased from March 31, 2021 to March 31, 2022. The balances of our clients’ equity and equity-related products decreased from March 31, 2021 to ¥77.5 trillion as of March 31, 2022, mainly due to market depreciation during the year. The balances of our clients’ investment trusts increased by ¥0.3 trillion from ¥19.3 trillion as of March 31, 2021 to ¥19.6 trillion as of March 31, 2022.

Investment Management

Operating Results of Investment Management

	Millions of yen
	Year ended March 31
	2021	2022	% Change from previous year	2023	% Change from previous year
Non-interest revenue	¥153,523	¥129,848	(15.4)%	¥120,096	(7.5)%
Net interest revenue	9,627	18,145	88.5	8,463	(53.4)

Net revenue	163,150	147,993	(9.3)	128,559	(13.1)
Non-interest expenses	72,142	76,478	6.0	85,064	11.2

Income before income taxes	¥91,008	¥71,515	(21.4)%	¥43,495	(39.2)%

Net revenue decreased from the year ended March 31, 2022 to the year ended March 31, 2023, primarily due to decrease in unrealized gains recognized in respect of our investment in American Century Investments.

Net revenue decreased from the year ended March 31, 2021 to the year ended March 31, 2022, primarily due to decrease in unrealized gains recognized in respect of our investment in American Century Investments.

Non-interest expenses increased from the year ended March 31, 2022 to the year ended March 31, 2023, primarily due to increases in non-personnel expenses driven by change in foreign exchange rates and inflation.

Non-interest expenses increased from the year ended March 31, 2021 to the year ended March 31, 2022, primarily due to an increases in personnel expenses driven by an increase in business revenue.

The breakdown of net revenue for Investment Management is as follows.

	Millions of yen
	Year ended March 31
	2021	2022	% Change from previous year	2023	% Change from previous year
Business revenue(1)	¥111,946	¥119,920	7.1%	¥120,664	0.6%
Investment gain/ loss(2)	51,204	28,073	(45.2)	7,895	(71.9)

Net revenue	¥163,150	¥147,993	(9.3)%	¥128,559	(13.1)%

Note: Prior period amounts have been reclassified to conform to the current year presentation.

(1)

Consists of division revenue, other than investment gain/loss, including revenue generated by our asset management business (excluding gains and losses related to our investment in American Century Investments), revenues generated by Nomura Babcock & Brown Co., Ltd.’s aircraft leasing-related businesses and management fee revenues generated from our private equity and other investment businesses

(2)

Consists of division revenue attributable to investments (including fair value fluctuations, funding cost and dividends), including gains and losses related to our investment in American Century Investments, our investments held in our private equity and other investment businesses.

The following table presents assets under management of each principal Nomura entity within our Investment Management Division as of March 31, 2022 and 2023.

	Billions of yen
	Year ended March 31, 2022
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd .	¥66,158	¥26,883	¥(25,549)	¥2,100	¥69,592
Nomura Corporate Research and Asset Management Inc. etc	3,300	944	(690)	313	3,867

Combined total	69,458	27,827	(26,239)	2,413	73,459
Shared across group companies	(4,792)	(1,462)	1,163	(455)	(5,546)

Total	¥64,666	¥26,365	¥(25,076)	¥1,958	¥67,913

	Billions of yen
	Year ended March 31, 2023
	Balance at beginning of year	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at end of year
Nomura Asset Management Co., Ltd .	¥69,592	¥23,168	¥(24,762)	¥1,094	¥69,092
Nomura Corporate Research and Asset Management Inc. etc	3,867	1,040	(1,074)	35	3,868

Combined total	73,459	24,208	(25,836)	1,129	72,960
Shared across group companies	(5,546)	(1,409)	1,382	(115)	(5,688)

Total	¥67,913	¥22,799	¥(24,454)	¥1,014	¥67,272

Asset under management was largely unchanged the year ended March 31, 2022 to the year ended March 31, 2023.

The following table presents NAM’s market share, in terms of net asset value, of the Japanese publicly offered investment trusts market as of March 31, 2021, 2022 and 2023.

	March 31
	2021	2022	2023
Total of publicly offered investment trusts	28%	27%	27%
Equity investment trusts	26%	25%	25%
Debt investment trusts	44%	44%	44%

(Source) Nomura’s own calculation based on data published by the Investment Trusts Association, Japan.

Investment trust assets included in assets under management by NAM were ¥48.0 trillion as of March 31, 2023 and were largely unchanged the year ended March 31, 2022 to the year ended March 31, 2023.

Investment trust assets included in assets under management by NAM were ¥47.9 trillion as of March 31, 2022, a ¥1.3 trillion, 3% increased from March 31, 2021. This increase was due to net inflows of ¥1.0 trillion and market appreciation of ¥0.3 trillion. The balances of certain investment trusts, including TOPIX Exchange Traded Fund increased.

Wholesale

Operating Results of Wholesale

The operating results of our Wholesale Division comprise the combined results of our Global Markets and Investment Banking businesses. Our Global Markets business comprises our Fixed Income and Equities businesses.

	Millions of yen
	Year ended March 31
	2021	2022	% Change from previous year	2023	% Change from previous year
Non-interest revenue	¥524,019	¥617,227	17.8%	¥809,681	31.2%
Net interest revenue	167,337	85,828	(48.7)	(37,301)	—

Net revenue	691,356	703,055	1.7	772,380	9.9
Non-interest expenses	627,051	628,563	0.2	743,011	18.2

Income before income taxes	¥64,305	¥74,492	15.8%	¥29,369	(60.6)%

Net revenue increased from the year ended March 31, 2022 to the year ended March 31, 2023. Fixed Income revenues in Global Markets increased due to a strong performance in macro products. Equities revenues in Global Markets increased primarily due to disappearance of the losses related to the U.S. Prime Brokerage Event recognized during the previous year. Investment Banking revenues decreased primarily due to decreases in commissions from underwriting and sales during the year ended March 31, 2023.

Net revenue increased from the year ended March 31, 2021 to the year ended March 31, 2022. Fixed Income revenues in Global Markets decreased due to a slowdown of strong performance in macro products in the year ended March 31, 2021. Equities revenues in Global Markets decreased primarily due to losses related to the U.S. Prime Brokerage Event. Investment Banking revenues increased primarily due to increases in advisory business deals during the year ended March 31, 2022.

Non-interest expenses increased from the year ended March 31, 2022 to the year ended March 31, 2023, primarily due to the impact of a weaker yen on the translation of non-yen denominated oversea expenses and an increase in compensation expenses compared to previous year.

Non-interest expenses slightly increased from the year ended March 31, 2021 to the year ended March 31, 2022, primarily due to increases in yen-denominated expenses at overseas driven by the weaker yen, partially offset with credit losses related to the U.S. Prime Brokerage Event subsiding compared to the year ended March 31, 2021.

The following table presents a breakdown of net revenue for Wholesale for the year ended March 31, 2021, 2022 and 2023.

	Millions of yen
	Year ended March 31
	2021	2022	% Change from previous year	2023	% Change from previous year
Wholesale net revenue:
Global Markets net revenue	¥575,533	¥556,417	(3.3)%	¥656,298	18.0%
Investment Banking net revenue	115,823	146,638	26.6	116,082	(20.8)

Net revenue	¥691,356	¥703,055	1.7%	¥772,380	9.9%

Global Markets

We have a proven track record in sales and trading of debt securities, equity securities, and foreign exchange, as well as derivative products referencing these financial instruments to domestic and overseas institutional investors. In response to the increasingly diverse and complex needs of our clients, we continue to enhance our trading and product origination capabilities to offer superior products not only to domestic and overseas institutional investors, but also to our Retail and Investment Management Divisions. This cross-divisional approach also extends to Investment Banking, where close collaboration leads to high value-adding solutions for our clients. These ties enable us to identify the types of product of interest for investors and develop and deliver products that meet their needs. We continue to develop extensive ties with institutional investors in Japan and international markets, as well as wealthy investors, public-sector agencies, and regional financial institutions in Japan, and government agencies, financial institutions, and corporations around the world.

Net revenue increased from the year ended March 31, 2022 to the year ended March 31, 2023. In our Fixed Income businesses, Net revenue increased from ¥326,918 million for the year ended March 31, 2022 to ¥402,435 million for the year ended March 31, 2023 primarily due to a strong performance in macro products compared to the previous fiscal year. In our Equities business, Net revenue increased from ¥229,499 million for the year ended March 31, 2022 to ¥253,863 million for the year ended March 31, 2023, primarily due to disappearance of the losses related to the U.S. Prime Brokerage Event compared to the previous fiscal year.

Net revenue decreased from the year ended March 31, 2021 to the year ended March 31, 2022. In our Fixed Income businesses, Net revenue decreased from ¥441,893 million for the year ended March 31, 2021 to ¥326,918 million for the year ended March 31, 2022 primarily due to a slowdown from last year’s strong performance in macro products. In our Equities business, Net revenue increased from ¥133,640 million for the year ended March 31, 2021 to ¥229,499 million for the year ended March 31, 2022, primarily due to losses related to the U.S. Prime Brokerage Event subsiding compared to the year ended March 31, 2021.

Investment Banking

We provide a broad range of investment banking services, such as underwriting and advisory activities. We underwrite offerings of debt, equity and other financial instruments in major financial markets, such as Asia, Europe and the U.S. We have been enhancing our M&A and financial advisory expertise to secure more high-profile deals both across and within regions. We develop and forge solid relationships with clients on a long-term basis by providing extensive resources in a seamless fashion to facilitate bespoke solutions.

Net revenue decreased from the year ended March 31, 2022 to the year ended March 31, 2023, primarily due to decreases in underwriting and sales commission during the year.

Net revenue increased from the year ended March 31, 2021 to the year ended March 31, 2022, primarily due to increases in advisory business during the year.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, a part of realized gain(loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. See Note 20 “Segment and geographic information” in our consolidated financial statements included within this annual report.

Income (loss) before income taxes in Other operating results were ¥(28,516) million for the year ended March 31, 2021, ¥15,753 million for the year ended March 31, 2022 and ¥73,385 million for the year ended March 31, 2023, primarily due to recognizing income of approximately ¥28.0 billion from the sale of a part of its shares held in Nomura Research Institute, Ltd. and disappearance of loss of approximately ¥62.0 billion related to legacy transactions in the U.S. from before the global financial crisis (2007 – 2008) that was recognized including legal expenses as well as certain transactions intended to mitigate future losses in previous year.

Other operating results for the year ended March 31, 2023 include the negative impact of our own creditworthiness on derivative liabilities which resulted in losses of ¥5,385 million and gains from changes in counterparty credit spreads of ¥4,671 million.

Other operating results for the year ended March 31, 2022 include the positive impact of our own creditworthiness on derivative liabilities which resulted in gains of ¥6,731 million and losses from changes in counterparty credit spreads of ¥1,249 million.

Other operating results for the year ended March 31, 2021 include the negative impact of our own creditworthiness on derivative liabilities which resulted in losses of ¥12,052 million and gains from changes in counterparty credit spreads of ¥11,988 million.

Summary of Regional Contribution

For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Note 20 “Segment and geographic information” in our consolidated financial statements included in this annual report.

Cash flows

Please refer to Item 2 “4. Operating, Financial and Cash Flow Analyses by Management — (5) Liquidity and Capital Resources.”

(2) Trading Activities

Assets and liabilities for trading purposes

For disclosures relating to the assets and liabilities for trading purposes, please refer to Item 5 “1. Consolidated Financial Statements and Other,” Note 2 “Fair value measurements” as well as Note 3 “Derivative instruments and hedging activities.”

Risk management of trading activity

Nomura adopts Value at Risk (“VaR”) for measurement of market risk arising from trading activity.

1)	Assumption on VaR

•	Confidence level: 95%

•	Holding period: One day

•	Consideration of price movement among the products

Nomura uses a confidence level of 95% for VaR with a one-day holding period, which is used for our disclosure. Please find below the VaR data for the one-day holding period for the fiscal year ended March 31, 2023.

2)	Records of VaR

	Billions of yen
	As of
	March 31, 2022	March 31, 2023
Equity	¥1.4	¥3.3
Interest rate	2.3	4.7
Foreign exchange	0.9	1.4

Subtotal	4.6	9.4
Less: Diversification Benefit	(1.9)	(3.2)

VaR	¥2.7	¥6.2

	Billions of yen
	Year ended March 31, 2023
	Maximum	Minimum	Average
VaR	¥6.8	¥2.7	¥4.8

(3) Critical accounting policies and estimates

Critical accounting policies are the accounting policies which have the most significant impact on the preparation of our consolidated financial statements included within this annual report and which require the most difficult, subjective and complex judgments by our management to develop estimates used in the application of these policies. Estimates, by their nature, are based on underlying assumptions which require management judgment and depend on the extent of information available at the time. Actual results in future reporting periods may differ from these estimates, which could have a material impact on our consolidated financial statements.

The following table summarizes the critical accounting policies which have the most significant impact on our consolidated financial statements for the year ended March 31, 2023. For each such critical accounting policy, the table also identifies the critical accounting estimates inherent within application of those policies, the nature of the estimates, the underlying assumptions and judgments made by our management during the year to derive those estimates and the financial impact had we applied different estimates or assumptions during the year. See Note 1 “Summary of Accounting Policies” in our consolidated financial statements included in this annual report for more information on the critical accounting policies we apply in these areas and the relevant footnote disclosures referred to in the table for more information around how these critical accounting policies and critical accounting estimates have been applied.

Critical accounting policy	Critical accounting estimates	Key subjective assumptions or judgments by management	Effect of changes in estimates and assumptions during year ended March 31, 2023

Fair value of financial instruments Note 2 “Fair value measurements”	Estimating fair value for financial instruments

A significant portion of our financial instruments is carried at fair value. The fair values of these financial instruments may not only be measured at quoted prices but also impacted by other factors, including selection of valuation techniques/ models and other assumptions that require judgment.

This may affect the amount and timing of unrealized gains or losses recognized in the consolidated statements of income for a particular financial instrument.

Selection of appropriate valuation techniques

•  For financial instruments measured at fair values where quoted prices are available in active markets, we typically use quoted prices as level 1 inputs for determining the fair values of these financial instruments.

•  For financial instruments where such quoted prices are not available, fair values of these financial instruments are measured using level 2 or level 3 inputs. Significant judgment is involved in selection of appropriate valuation techniques and validation of assumptions applied in models because the estimated fair values measured could vary depending on which models and assumptions are used. When selecting valuation techniques, various factors such as the particular circumstances and markets where these financial instruments are traded, the availability of reliable inputs, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs are considered.

Significance of level 3 inputs

•  Fair values are more judgmental when we use level 3 inputs, which are based on significant non-market based unobservable inputs.

•  For these instruments, fair value is determined based on management’s judgment about the assumption that market participant would use in pricing the instruments, including perception of liquidity, economic environment and the risks affecting the specific instruments.

See Note 2 “Fair value measurements” for further information around our valuation methodologies and our policy for classification of financial instruments within the fair value hierarchy.

Level 3 financial assets (net of derivative liabilities) during the year increased from ¥792 billion as of March 2022 to ¥868 billion as of March 2023. Total level 3 financial assets to total financial assets carried at fair value on a recurring basis ratio was 5 % as of March 31, 2023 (6% as of March 31, 2022.)

See Note 2“Fair Value measurement” for further quantitative and qualitative information regarding level 3 inputs, including the sensitivity of fair values of the underlying financial instruments to changes in level 3 inputs.

Critical accounting policy	Critical accounting estimates	Key subjective assumptions or judgments by management	Effect of changes in estimates and assumptions during year ended March 31, 2023

Litigation provisions Note 19 “Commitments, contingencies and guarantees”	Determination of whether a loss is probable and measurement of provisions and reasonably possible loss

In the normal course of business, we may be involved in investigations, lawsuits and other legal proceedings (“legal matters”) and, as a result, may suffer losses from any fines, penalties or settlements we choose to make to resolve the matters. The losses could be significant to our consolidated results of operations. Various judgments and assumptions are required by management around the likelihood of loss in respect of a legal matter and the eventual amount of such loss.

Determination if a loss is probable

Recognition of legal provisions are only required if a loss is probable and can be reasonably estimated.

Significant judgment required in deciding the likelihood of whether a loss from a legal matter is probable, reasonably possible or remote.

Such judgment usually involves consideration of external legal counsel opinion, our own historical experiences in court and similar matters, progress of regulatory investigation or litigation proceedings, and the appetite of management or the counterparty to settle the matter.

If a loss is only considered to be reasonably possible or remote, no legal provision is required.

Measurement of a probable or reasonably possible loss

Once a loss in respect of a legal matter has been determined as being probable of occurring, a legal provision is recognized when the amount of such loss or a range of loss can be reasonably estimated.

Where a loss is reasonably possible rather than probable of occurring, and such loss or range of reasonably possible loss can be reasonably estimated, the reasonably possible maximum loss in excess of any amounts recognized as a legal provision is disclosed.

All of the above determination is often inherently difficult, especially for legal claims or regulatory investigations that are indeterminate or still at an early stage.

In exceptional circumstances, where we believe a loss is probable or reasonably possible, but we are unable to reasonably estimate the amount of such loss, due to inherent complexities or other reasons surrounding the legal matter, we are unable to recognize a legal provision or disclose the relevant amount of reasonably possible loss and disclose this fact.

See Note 19 “Commitments, contingencies and guarantees” for details of the various legal matters we are currently involved with, including those where legal provisions have been recognized or where a loss is considered reasonably possible.

If we concluded as of June 28, 2023 that for those legal matters where an estimate of reasonably possible loss can be made, where the risk of loss was considered probable rather than just reasonably possible, we would recognize additional legal provisions through earnings of approximately ¥51 billion.

However, this estimate does not include the impact of probable losses where we cannot reasonably estimate such losses.

Assets and Liabilities Associated with Investment and Financial Services Business

Exposure to Certain Financial Instruments and Counterparties

Market conditions continue to impact numerous products to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and others in the normal course of business.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions.

The following table sets forth our exposure to leveraged finance with unfunded commitments, presenting funded and unfunded portions by geographic location of the target company as of March 31, 2023.

	Millions of yen
	March 31, 2023
	Funded	Unfunded	Total
Europe	¥14,654	¥58,606	¥73,260
Americas	24,684	187,334	212,018
Asia and Oceania	6,230	3,718	9,948

Total	¥45,568	¥249,658	¥295,226

Special Purpose Entities (“SPEs”)

Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In connection with our securitization and equity derivative activities, we also act as a transferor of financial assets to these entities, as well as, underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with variable interest entities, see Note 6 “Securitizations and Variable Interest Entities” in our consolidated financial statements included in this annual report.

Accounting Developments

See Note 1 “Basis of accounting and summary of accounting policies: New accounting pronouncements adopted during the current year” in our consolidated financial statements included in this annual report.

(4) Deferred Tax Assets

Details of deferred tax assets and liabilities

The following table presents details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities, respectively, in the consolidated balance sheets as of March 31, 2023.

Millions of yen
March 31, 2023
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥38,596
Investments in subsidiaries and affiliates	7,458
Valuation of financial instruments	123,841
Accrued pension and severance costs	17,308
Other accrued expenses and provisions	74,043
Operating losses	414,084
Lease liabilities	48,329
Other	19,645

Gross deferred tax assets	743,304
Less - Valuation allowances	(515,068)

Total deferred tax assets	228,236

Deferred tax liabilities
Investments in subsidiaries and affiliates	100,335
Valuation of financial instruments	118,314
Undistributed earnings of foreign subsidiaries	2,936
Valuation of fixed assets	22,540
Right-of-use assets	47,775
Other	7,524

Total deferred tax liabilities	299,424

Net deferred tax assets (liabilities)	¥(71,188)

Calculation method of deferred tax assets

In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

(5) Liquidity and Capital Resources

Funding and Liquidity Management

Overview

We define liquidity risk as the risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions. This risk could arise from Nomura-specific or market-wide events such as inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Our global liquidity risk management policy is based on liquidity risk appetite formulated by the Executive Management Board (“EMB”). Nomura’s liquidity risk management, under market-wide stress and in addition, under Nomura-specific stress, seeks to ensure enough continuous liquidity to meet all funding requirements and unsecured debt obligations across one year and 30-day periods, respectively, without raising funds through unsecured funding or through the liquidation of assets. We are required to meet regulatory notice on the liquidity coverage ratio and the net stable funding ratio issued by the FSA.

We have in place a number of liquidity risk management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio; (2) Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio; (3) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (4) Management of Credit Lines to Nomura Group Entities; (5) Implementation of Liquidity Stress Tests; and (6) Contingency Funding Plan.

Our EMB has the authority to make decisions concerning group liquidity management. The Chief Financial Officer (“CFO”) has the operational authority and responsibility over our liquidity management based on decisions made by the EMB.

1. Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio.

We centrally control residual cash held at Nomura Group entities for effective liquidity utilization purposes. As for the usage of funds, the CFO decides the maximum amount of available funds, provided without posting any collateral, for allocation within Nomura and the EMB allocates the funds to each business division. Global Treasury monitors usage by businesses and reports to the EMB.

In order to enable us to transfer funds smoothly between group entities, we limit the issuance of securities by regulated broker-dealers or banking entities within the Nomura Group and seek to raise unsecured funding primarily through the Company or through unregulated subsidiaries. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura Group.

To meet any potential liquidity requirement, we maintain a liquidity portfolio, managed by Global Treasury apart from other assets, in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of March 31, 2023, our liquidity portfolio was ¥7,654.3 billion which sufficiently met liquidity requirements under the stress scenarios.

The following table presents a breakdown of our liquidity portfolio by type of financial assets as of March 31, 2022 and 2023 and averages maintained for the years ended March 31, 2022 and 2023. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2022	March 31, 2022	Average for year ended March 31, 2023	March 31, 2023
Cash, cash equivalents and time deposits(1)	¥3,151.6	¥2,997.5	¥3,155.5	¥3,229.3
Government debt securities	3,629.8	3,674.2	4,073.8	3,984.0
Others(2)	298.3	402.5	416.9	441.0

Total liquidity portfolio	¥7,079.7	¥7,074.2	¥7,646.2	¥7,654.3

(1)	Cash, cash equivalents, and time deposits include nostro balances and deposits with both central banks and market counterparties that are readily available to support the liquidity position of Nomura.
(2)	Others include other liquid financial assets such as money market funds and U.S. agency securities.

The following table presents a breakdown of our liquidity portfolio by currency as of March 31, 2022 and 2023 and averages maintained for the years ended March 31, 2022 and 2023. Yearly averages are calculated using month-end amounts.

	Billions of yen
	Average for year ended March 31, 2022	March 31, 2022	Average for year ended March 31, 2023	March 31, 2023
Japanese Yen	¥1,913.7	¥1,409.8	¥1,613.6	¥1,852.0
U.S. Dollar	3,567.3	3,924.1	4,326.0	3,953.3
Euro	792.3	868.5	869.3	964.5
British Pound	578.3	597.5	505.7	522.4
Others(1)	228.1	274.3	331.6	362.1

Total liquidity portfolio	¥7,079.7	¥7,074.2	¥7,646.2	¥7,654.3

(1)	Includes other currencies such as the Australian Dollar, the Canadian Dollar and the Swiss Franc.

We assess our liquidity portfolio requirements globally as well as by each major operating entity in the Nomura Group. We primarily maintain our liquidity portfolio at Nomura Holdings, Inc. (“NHI”) and Nomura Securities Co. Ltd. (“NSC”), our other major broker-dealer subsidiaries, our bank subsidiaries, and other group entities. In determining the amounts and entities which hold this liquidity portfolio, we consider legal, regulatory and tax restrictions which may impact our ability to freely transfer liquidity across different entities in the Nomura Group. For more information regarding regulatory restrictions, see Note 17 “Regulatory requirements” in our consolidated financial statements included within this annual report.

The following table presents a breakdown of our liquidity portfolio by entity as of March 31, 2022 and 2023.

	Billions of yen
	March 31, 2022	March 31, 2023
NHI and NSC(1)	¥1,395.4	¥1,806.4
Major broker-dealer subsidiaries	3,118.5	3,012.6
Bank subsidiaries(2)	1,008.5	1,178.6
Other affiliates	1,551.8	1,656.7

Total liquidity portfolio	¥7,074.2	¥7,654.3

(1)

NSC, a broker-dealer located in Japan, holds an account with the Bank of Japan (“BOJ”) and has direct access to the BOJ Lombard facility through which same day funding is available for our securities pool. Any liquidity surplus at NHI is lent to NSC via short-term intercompany loans, which can be unwound immediately when needed.

(2)	Includes Nomura Bank International plc (“NBI”), Nomura Singapore Limited and Nomura Bank Luxembourg S.A.

2. Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio.

In addition to our liquidity portfolio, we had ¥2,842.5 billion of other unencumbered assets comprising mainly of unpledged trading assets that can be used as an additional source of secured funding. Global Treasury monitors other unencumbered assets and can, under a liquidity stress event when the contingency funding plan has been invoked, monetize and utilize the cash generated as a result. The aggregate of our liquidity portfolio and other unencumbered assets as of March 31, 2023 was ¥10,496.8 billion, which represented 307.7% of our total unsecured debt maturing within one year.

	Billions of yen
	March 31, 2022	March 31, 2023
Net liquidity value of other unencumbered assets	¥2,665.7	¥2,842.5
Liquidity portfolio	7,074.2	7,654.3

Total	¥9,739.9	¥10,496.8

3. Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets

We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets. We also seek to achieve diversification of our funding by market, instrument type, investors, currency, and staggered maturities in order to reduce unsecured refinancing risk.

We diversify funding by issuing various types of debt instruments - these include both structured loans and structured notes with returns linked to interest rates, currencies, equities, commodities, or related indices. We issue structured loans and structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to obtain funding equivalent to our unsecured long-term debt. The proportion of our non-Japanese Yen denominated long-term debt increased to 55.9% of total long-term debt outstanding as of March 31, 2023 from 51.4% as of March 31, 2022.

3.1 Short-Term Unsecured Debt

Our short-term unsecured debt consists of short-term bank borrowings (including long-term bank borrowings maturing within one year), other loans, commercial paper, deposit at banking entities, certificates of deposit and debt securities maturing within one year. Deposits at banking entities and certificates of deposit comprise customer deposits and certificates of deposit of our banking subsidiaries. Short-term unsecured debt includes the current portion of long-term unsecured debt.

The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2022 and 2023.

	Billions of yen
	March 31, 2022	March 31, 2023
Short-term bank borrowings	¥148.0	¥203.3
Other loans	228.1	256.8
Commercial paper	131.9	300.0
Deposits at banking entities	1,520.7	1,705.0
Certificates of deposit	127.8	224.2
Debt securities maturing within one year	775.6	721.9

Total short-term unsecured debt	¥2,932.1	¥3,411.2

3.2 Long-Term Unsecured Debt

We meet our long-term capital requirements and also achieve both cost-effective funding and an appropriate maturity profile by routinely funding through long-term debt and diversifying across various maturities and currencies.

Our long-term unsecured debt includes senior and subordinated debt issued through U.S. registered shelf offerings and our U.S. registered medium-term note programs, our Euro medium-term note programs, registered shelf offerings in Japan and various other debt programs.

As a globally competitive financial services group in Japan, we have access to multiple global markets and major funding centers. The Company, NSC, Nomura Europe Finance N.V., NBI, Nomura International Funding Pte. Ltd. and Nomura Global Finance Co., LTD. are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Our unsecured senior debt is mostly issued without financial covenants, such as covenants related to adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate repayment of the debt.

The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2022 and 2023.

	Billions of yen
	March 31, 2022	March 31, 2023
Long-term deposits at banking entities	¥112.3	¥208.8
Long-term bank borrowings	2,820.5	3,004.9
Other loans	219.5	265.5
Debt securities(1)	4,745.8	5,291.5

Total long-term unsecured debt	¥7,898.1	¥8,770.7

(1)

Excludes long-term debt securities issued by consolidated special purpose entities and similar entities that meet the definition of variable interest entities under ASC 810 “Consolidation” and secured financing transactions recognized within Long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860 “Transfer and Servicing.”

3.3 Maturity Profile

We also seek to maintain an average maturity for our plain vanilla debt securities and borrowings greater than or equal to three years. The average maturity for our plain vanilla debt securities and borrowings with maturities longer than one year was 3.9 years as of March 31, 2023. A significant amount of our structured loans and structured notes are linked to interest rates, currencies, equities, commodities, or related indices. These maturities are evaluated based on internal models and monitored by Global Treasury. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. The model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowing is likely to be called. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings by the model.

On this basis, the average maturity of our structured loans and structured notes with maturities longer than one year was 8.3 years as of March 31, 2023. The average maturity of our entire long-term debt with maturities longer than one year including plain vanilla debt securities and borrowings, was 6.2 years as of March 31, 2023.

3.4 Secured Funding

We typically fund our trading activities through secured borrowings, repurchase agreements and Japanese “Gensaki Repo” transactions. We believe such funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Our secured funding capabilities depend on the quality of the underlying collateral and market conditions. While we have shorter term secured financing for highly liquid assets, we seek longer terms for less liquid assets. We also seek to lower the refinancing risks of secured funding by transacting with a diverse group of global counterparties and delivering various types of securities collateral. In addition, we reserve an appropriate level of liquidity portfolio for the refinancing risks of secured funding maturing in the short term for less liquid assets. For more detail of secured borrowings and repurchase agreements, see Note 5 “Collateralized transactions” in our consolidated financial statements.

4. Management of Credit Lines to Nomura Group Entities

We maintain and expand credit lines to Nomura Group entities from other financial institutions to secure stable funding. We ensure that the maturity dates of borrowing agreements are distributed evenly throughout the year in order to prevent excessive maturities in any given period.

5. Implementation of Liquidity Stress Tests

We maintain our liquidity portfolio and monitor the sufficiency of our liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.

We assess the liquidity requirements of the Nomura Group under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under Nomura-specific and broad market-wide events, including potential credit rating downgrades at the Company and subsidiary levels. We call this risk analysis our Maximum Cumulative Outflow (“MCO”) framework.

The MCO framework is designed to incorporate the primary liquidity risks for Nomura and models the relevant future cash flows in the following two primary scenarios:

•	Stressed scenario - To maintain adequate liquidity during a severe market-wide liquidity event without raising funds through unsecured financing or through the liquidation of assets for a year; and

•

Acute stress scenario - To maintain adequate liquidity during a severe market-wide liquidity event coupled with credit concerns regarding Nomura’s liquidity position, without raising funds through unsecured funding or through the liquidation of assets for 30 days.

We assume that Nomura will not be able to liquidate assets or adjust its business model during the time horizons used in each of these scenarios. The MCO framework therefore defines the amount of liquidity required to be held in order to meet our expected liquidity needs in a stress event to a level we believe appropriate based on our liquidity risk appetite.

As of March 31, 2023, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios includes the following assumptions:

•	No liquidation of assets;

•	No ability to issue additional unsecured funding;

•	Upcoming maturities of unsecured debt (maturities less than one year);

•	Potential buybacks of our outstanding debt;

•	Loss of secured funding lines particularly for less liquid assets;

•	Fluctuation of funding needs under normal business circumstances;

•	Cash deposits and free collateral roll-off in a stress event;

•	Widening of haircuts on outstanding repo funding;

•	Additional collateralization requirements of clearing banks and depositories;

•	Drawdown on loan commitments;

•	Loss of liquidity from market losses;

•	Assuming a two-notch downgrade of our credit ratings, the aggregate fair value of assets that we would be required to post as additional collateral in connection with our derivative contracts; and

•	Legal and regulatory requirements that can restrict the flow of funds between entities in the Nomura Group.

6. Contingency Funding Plan

We have developed a detailed contingency funding plan to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of our Contingency Funding Plan (“CFP”), we have developed an approach for analyzing and quantifying the impact of any liquidity crisis. This allows us to estimate the likely impact of both Nomura-specific and market-wide events; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at a legal entity level in order to capture specific cash requirements at the local level—it assumes that our parent company does not have access to cash that may be trapped at a subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific and market-wide events. We also have access to central banks including, but not exclusively, the BOJ, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Liquidity Regulatory Framework

In 2008, the Basel Committee published “Principles for Sound Liquidity Risk Management and Supervision.” To complement these principles, the Committee has further strengthened its liquidity framework by developing two minimum standards for funding liquidity. These standards have been developed to achieve two separate but complementary objectives.

The first objective is to promote short-term resilience of a financial institution’s liquidity risk profile by ensuring that it has sufficient high-quality liquid assets to survive a significant stress scenario lasting for 30 days. The Committee developed the Liquidity Coverage Ratio (“LCR”) to achieve this objective.

The second objective is to promote resilience over a longer time horizon by creating additional incentives for financial institutions to fund their activities with more stable sources of funding on an ongoing basis. The Net Stable Funding Ratio (“NSFR”) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities.

These two standards are comprised mainly of specific parameters which are internationally “harmonized” with prescribed values. Certain parameters, however, contain elements of national discretion to reflect jurisdiction-specific conditions.

In Japan, the regulatory notice on the LCR, based on the international agreement issued by the Basel Committee with necessary national revisions, was published by Financial Services Agency (on October 31, 2014). The notices have been implemented since the end of March 2015 with phased-in minimum standards. Average of Nomura’s LCRs for the three months ended March 31, 2023 was 203.8%, and Nomura was compliant with requirements of the above notices. As for the NSFR, the revision of the liquidity regulatory notice was published by Financial Services Agency (on March 31, 2021) and it has been implemented from the end of September 2021. Nomura’s NSFR as of March 31, 2023 was compliant with the regulatory requirements.

Cash Flows

Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities. For the year ended March 2022, we recorded net cash outflows from operating activities and investing activities. For the year ended March 2023, we recorded net cash outflows from operating activities and net cash inflow from investing activities as discussed in the comparative analysis below.

The following table presents the summary information on our consolidated cash flows for the years ended March 31, 2022 and 2023.

	Billions of yen
	Year Ended March 31
	2022	2023
Net cash provided by (used in) operating activities	¥(1,368.7)	¥(974.8)
Net income	146.5	91.7
Trading assets and private equity and debt investments	1,254.3	(1,576.5)
Trading liabilities	(284.7)	467.3
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(2,220.5)	(590.4)
Securities borrowed, net of securities loaned	595.1	834.4
Other, net	(859.4)	(201.3)
Cash flows from investing activities:	(45.3)	38.9
Cash flows from financing activities:	1,070.7	1,291.7
Long-term borrowings, net	1,225.0	1,107.2
Decrease in short-term borrowings, net	(475.5)	(81.9)
Increase in deposits received at banks, net	448.1	326.3
Other, net	(126.9)	(59.9)
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	149.7	148.6

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	(193.6)	504.4
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	3,510.0	3,316.4

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	¥3,316.4	¥3,820.9

See the consolidated statements of cash flows in our consolidated financial statements included within this annual report for more detailed information.

For the year ended March 31, 2023, our cash, cash equivalents, restricted cash and restricted cash equivalents increased by ¥504.4 billion to ¥3,820.9 billion. Net cash of ¥1,291.7 billion was provided by financing activities due to net cash inflows of ¥1,107.2 billion from Long-term borrowings. As part of trading activities, while there were net cash outflows of ¥1,109.2 billion mainly due to an increase in Trading assets and private equity and debt investments, they were offset by net cash inflows of ¥244.0 billion from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, and Securities borrowed, net of Securities loaned. As a result, net cash of ¥974.8 billion was used in operating activities.

For the year ended March 31, 2022, our cash, cash equivalents, restricted cash and restricted cash equivalents decreased by ¥193.6 billion to ¥3,316.4 billion. Net cash of ¥1,070.7 billion was provided by financing activities due to net cash inflows of ¥1,225.0 billion from Long-term borrowings. As part of trading activities, while there were net cash inflows of ¥969.6 billion mainly due to a decrease in Trading assets and private equity and debt investments, they were offset by net cash outflows of ¥1,625.4 billion from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, and Securities borrowed, net of Securities loaned. As a result, net cash of ¥1,368.7 billion was used in operating activities.

Balance Sheet and Financial Leverage

Total assets as of March 31, 2023, were ¥47,771.8 billion, an increase of ¥4,359.6 billion compared with ¥43,412.2 billion as of March 31, 2022, reflecting primarily an increase in Trading assets. Total liabilities as of March 31, 2023, were ¥44,547.7 billion, an increase of ¥4,108.3 billion compared with ¥40,439.4 billion as of March 31, 2022, reflecting primarily an increase in Securities sold under agreements to repurchase. NHI shareholders’ equity as of March 31, 2023 was ¥3,148.6 billion, an increase of ¥234.0 billion compared with ¥2,914.6 billion as of March 31, 2022, primarily due to an increase in Accumulated other comprehensive income.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The EMB is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

As leverage ratios are commonly used by other financial institutions similar to us, we voluntarily provide a leverage ratio and adjusted leverage ratio primarily for benchmarking purposes so that users of our annual report can compare our leverage against other financial institutions. Adjusted leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful supplemental measure of leverage.

The following table presents NHI shareholders’ equity, total assets, adjusted assets and leverage ratios as of March 31, 2022 and 2023.

	Billions of yen, except ratios
	March 31
	2022	2023
NHI shareholders’ equity	¥2,914.6	¥3,148.6
Total assets	43,412.2	47,771.8
Adjusted assets(1)	26,535.8	29,654.3
Leverage ratio(2)	14.9 x	15.2 x
Adjusted leverage ratio(3)	9.1 x	9.4 x

(1)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed. Adjusted assets is a non-GAAP financial measure and is calculated as follows:
(2)	Equals total assets divided by NHI shareholders’ equity.
(3)	Equals adjusted assets divided by NHI shareholders’ equity.

	Billions of yen
	March 31
	2022	2023
Total assets	¥43,412.2	¥47,771.8
Less:
Securities purchased under agreements to resell	11,879.3	13,834.5
Securities borrowed	4,997.1	4,283.0

Adjusted assets	¥26,535.8	¥29,654.3

Total assets increased by 10.0% reflecting primarily an increase in Securities purchased under agreements to resell. Total NHI shareholders’ equity increased by 8.0% reflecting primarily an increase in Accumulated other comprehensive income. As a result, our leverage ratios were 14.9 times as of March 31, 2022 and 15.2 times as of March 31, 2023.

Adjusted assets increased primarily due to an increase in Cash and cash equivalents. As a result, our adjusted leverage ratios were 9.1 times as of March 31, 2022 and 9.4 times as of March 31, 2023.

Consolidated Regulatory Capital Requirements

The FSA established the “Guideline for Financial Conglomerates Supervision” (“Financial Conglomerates Guideline”) in June 2005 and set out the rules on consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerates Guideline from April 2005.

The Company has been assigned by the FSA as a Final Designated Parent Company who must calculate a consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company in April 2011. Since then, we have been calculating our consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company. The Capital Adequacy Notice on Final Designated Parent Company has been revised to be in line with Basel 2.5 and Basel III since then. We have calculated a Basel III-based consolidated capital adequacy ratio from the end of March 2013. Basel 2.5 includes significant change in calculation method of market risk and Basel III includes redefinition of capital items for the purpose of requiring higher quality of capital and expansion of the scope of credit risk-weighted assets calculation.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of March 31, 2023, our common equity Tier 1 capital ratio is 16.32%, Tier 1 capital ratio is 18.49% and consolidated capital adequacy ratio is 18.49% and we are in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. (required level including applicable minimum consolidated capital buffers as of March 31, 2023 is 7.62% for the common equity Tier 1 capital ratio, 9.12% for the Tier 1 capital ratio and 11.12% for the consolidated capital adequacy ratio).

In accordance with Article 2 of the “Notice of the Establishment of Standards that Indicate Soundness pertaining to Loss-absorbing and Recapitalisation Capacity, Established as Criteria by which the Highest Designated Parent Company is to Judge the Soundness in the Management of the Highest Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article 57 -17 of the Financial Instruments and Exchange Act” (the “TLAC Notification”), we have started calculating our external TLAC ratio on a risk-weighted assets basis from March 2021. As of March 31, 2023, our external TLAC as a percentage of risk-weighted assets is 31.78% and we are in compliance with the requirement set out in the TLAC Notification.

The following table presents the Company’s consolidated capital adequacy ratios and External TLAC as a percentage of risk-weighted assets as of March 31, 2022 and March 31, 2023.

	Billions of yen, except ratios
	March 31
	2022	2023
Common equity Tier 1 capital	¥2,726.4	¥2,828.8
Tier 1 capital	3,103.0	3,203.7
Total capital	3,103.4	3,204.1
Risk-Weighted Assets
Credit risk-weighted assets	8,301.2	8,385.8
Market risk equivalent assets	4,899.0	6,270.6
Operational risk equivalent assets	2,629.7	2,667.5

Total risk-weighted assets	¥15,829.9	¥17,323.9

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	17.22%	16.32%
Tier 1 capital ratio	19.60%	18.49%
Consolidated capital adequacy ratio	19.60%	18.49%
Consolidated Leverage Ratio	5.98%	5.63%
External TLAC Ratios
Risk-weighted assets basis	30.72%	31.78%
Leverage ratio exposure measure basis	10.30%	10.63%

Since the end of March 2011, we have been calculating credit risk-weighted assets and operational risk equivalent assets by using the foundation Internal Ratings-Based Approach and the Standardized Approach, respectively, with the approval of the FSA. Furthermore, market risk equivalent assets are calculated using the Internal Models Approach.

We provide consolidated capital adequacy ratios not only to demonstrate that we are in compliance with the requirements set out in the Capital Adequacy Notice on Final Designated Parent Company but also for benchmarking purposes so that users of this annual report can compare our capital position against those of other financial groups to which Basel III is applied. Our management receives and reviews these capital ratios on a regular basis.

Consolidated Leverage Ratio Requirements

In March 2019, the FSA set out requirements for the calculation and disclosure and minimum requirement of 3% of a consolidated leverage ratio, and the publication of “Notice of the Establishment of Standards for Determining Whether the Adequacy of Leverage, the Supplementary Measure to the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article 57-17 of the Financial Instruments and Exchange Act” (2019 FSA Regulatory Notice No. 13; “Notice on Consolidated Leverage Ratio”), through amendments to revising “Specification of items which a final designated parent company should disclose on documents to show the status of its sound management” (2010 FSA Regulatory Notice No. 132; “Notice on Pillar 3 Disclosure”). We started calculating and disclosing a consolidated leverage ratio from March 31, 2015 in accordance with these Notices. We have also started calculating a consolidated leverage ratio from March 31, 2019 in accordance with the Notice on Pillar 3 Disclosure, Notice on Consolidated Leverage Ratio and other related Notices. In coordination with the monetary policy of the Bank of Japan in response to the impact of the COVID-19 pandemic, the FSA published amendments to the Notice on Consolidated Leverage Ratio on June 2020 and March 2021. Under these amendments, deposits with the Bank of Japan have been excluded from the total exposure measure used to calculate the leverage ratio during the period from June 30, 2020 to March 31, 2022. In March 2022, the FSA announced this measure will be extended to March 31, 2024. As of March 31, 2023, our consolidated leverage ratio is 5.63%.

In accordance with Article 2 of the TLAC Notification we have started calculating our external TLAC ratio on a total exposure basis from March 2021. As of March 31, 2023, our external TLAC as a percentage of leverage ratio exposure measure is 10.63% and we are in compliance with the requirement set out in the TLAC Notification.

Regulatory changes which affect us

The Basel Committee has issued a series of announcements regarding a Basel III program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of the proposals which are most relevant to us.

In March 2023, the FSA announced one more year delay of the implementation date of the finalised Basel III standards for final designated parent company, to March 31, 2025. Also, in March 2022, the FSA announced the exclusion of deposits with the Bank of Japan from the total exposure used to calculate the leverage ratio until March 31, 2024.

On December 16, 2010, in an effort to promote a more resilient banking sector, the Basel Committee issued Basel III, that is, “International framework for liquidity risk measurement, standards and monitoring” and “A global regulatory framework for more resilient banks and banking systems.” They include raising the quality, consistency and transparency of the capital base; strengthening the risk coverage of the capital framework such as the implementation of a credit value adjustment (“CVA”) charge for OTC derivative trades; introducing a leverage ratio requirement as a supplemental measure to the risk-based framework; introducing a series of measures to address concerns over the “procyclicality” of the current framework; and introducing a liquidity standard including a 30-day liquidity coverage ratio as well as the net stable funding ratio to measure stability of financing structure. These standards were implemented from 2013, which includes transitional treatment, (i.e., they are phased in gradually from 2013). In addition, the Basel Committee has issued interim rules for the capitalization of bank exposures to central counterparties (“CCPs”) on July 25, 2012, which came into effect in 2013 as part of Basel III. Moreover, in addition to Basel III leverage ratio framework under which we started the calculation and disclosure of consolidated leverage ratio as above, a series of final standards on the regulatory frameworks such as capital requirements for banks’ equity investments in funds, the standardized approach for measuring counterparty credit risk exposures, capital requirements for bank exposures to CCPs, supervisory framework for measuring and controlling large exposures, and revisions to the securitization framework, and revised framework for market risk capital requirements have been published by the Basel Committee.

At the G-20 summit in November 2011, the Financial Stability Board (“FSB”) and the Basel Committee announced the list of global systemically important banks (“G-SIBs”) and the additional requirements to the G-SIBs including the recovery and resolution plan. The group of G-SIBs have been updated annually and published by the FSB each November. Since November 2011, we have not been designated as a G-SIBs. On the other hand, the FSB and the Basel Committee were asked to work on extending the framework for G-SIBs to domestic systemically important financial institutions (“D-SIBs”) and the Basel Committee developed and published a set of principles on the assessment methodology and the higher loss absorbency requirement for D-SIBs. In December 2015, the FSA identified us as a D-SIB and required additional capital charge of 0.5% after March 2016, with 3-year transitional arrangement.

In November 2015, the FSB issued the final TLAC standard for G-SIBs. The TLAC standard has been designed so that failing G-SIBs will have sufficient loss-absorbing and recapitalization capacity available in resolution for authorities to implement an orderly resolution. In response to the FSB’s publication of the TLAC standard, in April 2016, the FSA published its policy to develop the TLAC framework in Japan applicable to Japanese G-SIBs and, in April 2018, revised such policy to apply the TLAC requirements in Japan not only to Japanese G-SIBs but also to Japanese D-SIBs that are deemed (i) of particular need for a cross-border resolution arrangement and (ii) of particular systemic significance to Japanese financial system if they fail. In the revised policy, the Japanese G-SIBs and Nomura (“TLAC Covered SIBs”) would be subject to the TLAC requirements in Japan. On March 2019, the FSA published the notices and revised the guidelines of TLAC regulations. Although Nomura is not identified as a G-SIB as of the date of this annual report, the TLAC Covered SIBs, including Nomura, will be required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework. Specifically, Nomura will be required to meet a minimum TLAC requirement of holding TLAC in an amount at least 16% of our consolidated risk-weighted assets as from March 31, 2021 and at least 18% as from March 31, 2024 as well as at least 6% of the applicable Basel III leverage ratio denominator from March 31, 2021 and at least 6.75% from March 31, 2024.

Furthermore, according to the FSA’s revised policy published in April 2018, which is subject to change based on future international discussions, the preferred resolution strategy for the TLAC Covered SIBs is Single Point of Entry (“SPE”) resolution, in which resolution powers are applied to the top of a group by a single national resolution authority (i.e., the FSA), although the actual measures to be taken will be determined on a case-by-case basis considering the actual condition of the relevant the TLAC Covered SIBs in crisis.

To implement this SPE resolution strategy effectively, the FSA requires holding companies of the TLAC Covered SIBs (“Domestic Resolution Entities”) to (i) meet the minimum external TLAC requirements and (ii) cause their material subsidiaries that are designated as systemically important by the FSA, including but not limited to certain material sub-groups as provided in the FSB’s TLAC standard, to maintain a certain level of capital and debt recognized by the FSA as having loss-absorbing and recapitalization capacity, or Internal TLAC.

In addition, the TLAC Covered SIBs’ Domestic Resolution Entities will be allowed to count the amount equivalent to 2.5% of their consolidated risk-weighted assets from the implementation date of the TLAC requirements in Japan (March 31, 2021 for Nomura) and 3.5% of their consolidated risk-weighted assets from 3 years after the implementation date (March 31, 2024 for Nomura) as our external TLAC, considering the Japanese Deposit Insurance Fund Reserves.

It is likely that the FSA’s regulation and notice will be revised further to be in line with a series of rules and standards proposed by the Basel Committee, FSB or International Organization of Securities Commissions.

Credit Ratings

The cost and availability of unsecured funding are generally dependent on credit ratings. Our long-term and short-term debt is rated by several recognized credit rating agencies. We believe that our credit ratings include the credit ratings agencies’ assessment of the general operating environment, our positions in the markets in which we operate, reputation, earnings structure, trend and volatility of our earnings, risk management framework, liquidity and capital management. An adverse change in any of these factors could result in a downgrade of our credit ratings, and that could, in turn, increase our borrowing costs and limit our access to the capital markets or require us to post additional collateral and permit counterparties to terminate transactions pursuant to certain contractual obligations. In addition, our credit ratings can have a significant impact on certain of our trading revenues, particularly in those businesses where longer term counterparty performance is critical, such as OTC derivative transactions.

There were no significant rating actions during the fiscal year ending March 2023.

As of May 22, 2023, the credit ratings of the Company and NSC were as follows.

Nomura Holdings, Inc.	Short-term Debt	Long-term Debt
S&P Global Ratings	A-2	BBB+ (Stable)
Moody’s Investors Service	—	Baa1 (Negative)
Fitch Ratings	F1	A- (Stable)
Rating and Investment Information, Inc.	a-1	A (Stable)
Japan Credit Rating Agency, Ltd.	—	AA- (Stable)

Nomura Securities Co., Ltd.	Short-term Debt	Long-term Debt
S&P Global Ratings	A-2	A- (Stable)
Moody’s Investors Service	P-2	A3 (Negative)
Fitch Ratings	F1	A- (Stable)
Rating and Investment Information, Inc.	a-1	A+ (Stable)
Japan Credit Rating Agency, Ltd.	—	AA- (Stable)

(6) Off-Balance Sheet Arrangements

Off-balance sheet entities

In the normal course of business, we engage in a variety of off-balance sheet arrangements with off-balance sheet entities which may have an impact on Nomura’s future financial position and performance.

Off-balance sheet arrangements with off-balance sheet entities include where Nomura has:

•	an obligation under a guarantee contract;

•	a retained or contingent interest in assets transferred to an off-balance sheet entity or similar arrangement that serves to provide credit, liquidity or market risk support to such entity;

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

•

any obligation, including a contingent obligation, arising out of a variable interest in an off-balance sheet entity that is held by, and material to, us, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, us.

Off-balance sheet entities may take the form of a corporation, partnership, fund, trust or other legal vehicle which is designed to fulfill a limited, specific purpose by its sponsor. We both create or sponsor these entities and also enter into arrangements with entities created or sponsored by others.

Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In connection with our securitization and equity derivative activities, we also act as a transferor of financial assets to these entities, as well as, underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of off-balance sheet arrangements include guarantee agreements and derivative contracts. Significant involvement is assessed based on all of our arrangements with these entities, even if the probability of loss, as assessed at the balance sheet date, is remote.

For further information about transactions with VIEs, see Note 6 “Securitizations and Variable Interest Entities” in our consolidated financial statements included in this annual report.

(7) Tabular Disclosure of Contractual Obligations

In the ordinary course of our business, we enter into a variety of contractual obligations and contingent commitments, which may require future payments. These arrangements include:

Standby letters of credit and other guarantees:

•

In connection with our banking and financing activities, we enter into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have fixed expiration dates.

Long-term borrowings and contractual interest payments:

•

In connection with our operating activities, we issue Japanese Yen and non-Japanese Yen denominated long-term borrowings which incur variable and fixed interest payments in accordance with our funding policy.

Operating lease commitments:

•

We lease office space, residential facilities for employees, motor vehicles, equipment and technology assets in the ordinary course of business both in Japan and overseas as lessee. These arrangements predominantly consist of operating leases.

•	Separately we sublease certain real estate and equipment through operating lease arrangements.

Finance lease commitments:

•	We lease certain equipment and facilities in Japan and overseas which are classified as finance lease agreements.

Purchase obligations:

•	We have purchase obligations for goods and services which include payments for construction, advertising, and computer and telecommunications maintenance agreements.

Commitments to extend credit:

•	In connection with our banking and financing activities, we enter into contractual commitments to extend credit, which generally have fixed expiration dates.

•	In connection with our investment banking activities, we enter into agreements with clients under which we commit to underwrite securities that may be issued by clients.

•

As a member of certain central clearing counterparties, Nomura is committed to provide liquidity facilities through entering into reverse repo transactions backed by government and government agency debt securities with those counterparties in a situation where a default of another clearing member occurs.

Commitments to invest in partnerships:

•	We have commitments to invest in interests in various partnerships and other entities and commitments to provide financing for investments related to those partnerships.

Note 8 “Leases” in our consolidated financial statements contains further detail on our operating leases and finance leases. Note 10 “Borrowings” in our consolidated financial statements contains further detail on our short-term and long-term borrowing obligations and Note 19 “Commitments, contingencies and guarantees” in our consolidated financial statements included in this annual report contains further detail on our other commitments, contingencies and guarantees.

The contractual amounts of commitments to extend credit represent the maximum amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on our clients’ creditworthiness and the value of collateral held. We evaluate each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on management’s credit evaluation of the counterparty.

The following table presents information regarding amounts and timing of our future contractual obligations and contingent commitments as of March 31, 2023.

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Standby letters of credit and other guarantees	¥1,544,159	¥1,517,287	¥15,903	¥10,258	¥711
Long-term borrowings(1)	9,985,597	619,672	3,605,633	1,614,747	4,145,545
Contractual interest payments(2)	1,623,599	238,543	379,912	245,268	759,876
Operating lease commitments(3)	203,898	44,455	64,222	42,474	52,747
Purchase obligations(4)	99,134	21,501	10,886	64,806	1,941
Commitments to extend credit(5)	2,634,229	1,823,017	289,991	338,978	182,243
Commitments to invest	21,994	195	1,292	5,003	15,504

Total	¥16,112,610	¥4,264,670	¥4,367,839	¥2,321,534	¥5,158,567

(1)

The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.

(2)	The amounts represent estimated future interest payments related to long-time borrowings based on the period through to their maturity and applicable interest rates as of March 31, 2023.
(3)	The amounts of operating lease commitments are undiscounted future minimum lease payments. The amounts of finance lease contracts were immaterial.
(4)

The minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. Amounts exclude obligations that are already reflected on our consolidated balance sheets as liabilities or payables. Includes the commitment to purchase parts of the redeveloped real estate in Tokyo Nihonbashi district from the redevelopment association.

(5)	Contingent liquidity facilities to central clearing counterparties are included.

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as reverse repurchase and repurchase agreements), and trading liabilities.

In addition to amounts presented above, we have commitments under reverse repurchase and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amount to ¥1,143 billion for reverse repurchase agreements and ¥2,146 billion for repurchase agreements as of March 31, 2023.

5. Significant Contracts.

Not applicable.

Item 4. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000
Class 1 Preferred Stock	200,000,000
Class 2 Preferred Stock	200,000,000
Class 3 Preferred Stock	200,000,000
Class 4 Preferred Stock	200,000,000

Total	6,000,000,000

(Note)

The “Authorized Share Capital” is stated by class and the total is the number of authorized share capital designated in the Articles of Incorporation.

B. Issued Shares

Type	Number of Issued Shares as of March 31, 2023	Number of Issued Shares as of June 28, 2023	Trading Markets	Description
Common Stock	3,233,562,601	3,163,562,601	Tokyo Stock Exchange(3)	1 unit is 100 shares
			Nagoya Stock Exchange(4)
			Singapore Exchange
			New York Stock Exchange

Total	3,233,562,601	3,163,562,601	—	—

(1)	70,000,000 shares of Nomura Holdings common stocks were cancelled on June 1, 2023.
(2)	Shares that may have increased from exercise of stock options between June 1, 2023 and June 28, 2023 are not included in the number of issued shares as of June 28, 2023.
(3)	Listed on the Prime Market.
(4)	Listed on the Premier Market.

(2) Stock Options

A. Stock Acquisition Right

Name of Stock Acquisition Rights (“SARs”)	Number of SARs	Number of Common Stock under SARs (March 31, 2023)	Number of Common Stock under SARs in the Preceding Month to Filing of this Report (May 31, 2023)	Period for the Exercise of SARs	Exercise Price per Share under SARs (yen)
SARs No.65	1,116	111,600	—	From April 20, 2018 to April 19, 2023	1
SARs No.70	1,739	173,900	—	From April 20, 2018 to April 19, 2023	1
SARs No.71	9,362	936,200	875,700	From April 20, 2019 to April 19, 2024	1
SARs No.74	23,644	2,364,400	2,359,400	From November 11, 2018 to November 10, 2023	593
SARs No.75	1,892	189,200	—	From April 20, 2018 to April 19, 2023	1
SARs No.76	6,970	697,000	650,600	From April 20, 2019 to April 19, 2024	1
SARs No.77	10,059	1,005,900	970,500	From April 20, 2020 to April 19, 2025	1
SARs No.78	2,625	262,500	261,400	From April 20, 2021 to April 19, 2026	1
SARs No.79	3,743	374,300	361,100	From April 20, 2022 to April 19, 2027	1
SARs No.80	1,362	136,200	136,200	From April 20, 2023 to April 19, 2028	1
SARs No.81	1,362	136,200	136,200	From April 20, 2024 to April 19, 2029	1
SARs No.84	24,743	2,474,300	2,469,300	From November 17, 2019 to November 16, 2024	684
SARs No.85	23,083	2,308,300	2,303,300	From November 20, 2020 to November 19, 2025	573

B. Rights plan

None

C. Other plan

None

(3) Exercises, etc., of moving strike convertible bonds, etc.

None

(4) Changes in Issued Shares, Common Stock, etc.

Date	Increase/(Decrease) of Issued Shares	Total Issued Shares	Increase/(Decrease) of Common Stock (millions of yen)	Common Stock (millions of yen)	Increase/(Decrease) of Additional paid-in capital (millions of yen)	Additional paid-in capital (millions of yen)
December 17, 2018(1)	(150,000,000)	3,493,562,601	—	594,493	—	559,676
December 1, 2020(1)	(260,000,000)	3,233,562,601	—	594,493	—	559,676

(1)	The decrease is due to the cancellation of treasury stock.
(2)	On June 1, 2023, the Company cancelled 70,000,000 shares of Nomura Holdings common stocks. The number of total issued shares is 3,163,562,601 after the cancellation.

(5) Shareholders

	As of March 31, 2023
	Unit Shareholders (100 shares per 1 unit)
					Foreign Shareholders
	Governments and Municipal Governments	Financial Institutions	Securities Companies	Other Corporations	Other than individuals	Individuals	Individuals and Others	Total	Shares Representing Less than One Unit (Shares)
Number of Shareholders	—	156	68	2,998	847	562	331,847	336,478	—
Number of Units Held	—	8,354,110	1,351,497	1,216,264	9,614,290	15,654	11,768,160	32,319,975	1,565,101
Percentage of Units Held (%)	—	25.85	4.18	3.76	29.75	0.05	36.41	100.00	—

(1)	Out of 229,510,828 treasury stocks, 2,295,108 units are included in Individuals and Others while 28 shares are in Shares Representing Less than One Unit (Shares).
(2)	Other Corporations includes 20 units held by Japan Securities Depository Center, Inc.

(6) Major Shareholders

		As of March 31, 2023
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-Ku, Tokyo, Japan	538,507	17.92
Custody Bank of Japan, Ltd. (Trust Account)	1-8-12, Harumi, Chuo-Ku, Tokyo, Japan	180,999	6.02
Northern Trust Co. (AVFC) Re Silchester International Investors International Value Equity Trust	50 Bank Street Canary Wharf London E14 5NT, UK	69,669	2.31
State Street Bank West Client-Treaty 505234	1776 Heritage Drive, North Quincy, MA 02171 U.S.A.	51,586	1.71
Northern Trust Co. (AVFC) Re U.S. Tax Exempted Pension Funds	50 Bank Street Canary Wharf London E14 5NT, UK	41,664	1.38
JP Morgan Chase Bank 385781	25 Bank Street Canary Wharf London E14 5JP, UK	40,033	1.33
The Bank of New York Mellon as Depositary Bank for DR Holders	240 Greenwich Street, 8TH FL West, New York, NY 10286, U.S.A.	38,182	1.27
Nomura Group Employee Stock Ownership Association	1-13-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	34,063	1.13
State Street Bank And Trust Company 505001	P.O.Box 351 Boston Massachusetts 02101, U.S.A.	31,828	1.05
SSBTC CLIENT OMNIBUS ACCOUNT	ONE LINCOLN STREET BOSTON MA USA 02111	31,570	1.05

Total		1,058,101	35.17

(1)	The Company has 229,510 thousand shares of treasury stock as of March 31, 2023 which is not included in the Major Shareholders list above.
(2)	For Shares Held in the above, amounts less than thousand shares are discarded.
(3)

According to a statement on Schedule 13G (Amendment No.8) filed by BlackRock, Inc. with the SEC on February 1, 2023, BlackRock, Inc. owned 219,073,596 shares, representing 6.80% of the issued shares of the Company’s common stock. However, the Company has not confirmed the status of these shareholdings as of March 31, 2023.

		As of December 31, 2022
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
BlackRock, Inc.	55 East 52nd Street New York, NY 10055	219,073	6.80

(4)

According to a statement on Schedule 13G (Amendment No.3) filed by Sumitomo Mitsui Trust Holdings, Inc. with the SEC on February 3, 2023, Sumitomo Mitsui Trust Holdings, Inc. owned 200,521,900 shares, representing 6.20% of the issued shares of the Company’s common stock. However, the Company has not confirmed the status of these shareholdings as of March 31, 2023.

		As of December 31, 2022
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Sumitomo Mitsui Trust Holdings, Inc	1-4-1, Marunouchi, Chiyoda-Ku, Tokyo, Japan	200,521	6.20

(7) Voting Rights

A. Outstanding Shares

	As of March 31, 2023
	Number of Shares		Number of Votes	Description
Stock without voting right		—	—	—
Stock with limited voting right (Treasury stocks, etc.)		—	—	—
Stock with limited voting right (Others)		—	—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury stocks) Common stock	229,510,800	—	—
	(Crossholding stocks) Common stock	1,657,900	—	—
Stock with full voting right (Others)	Common stock	3,000,828,800	30,008,288	—
Shares less than 1 unit	Common stock	1,565,101	—	Shares less than 1 unit (100 shares)

Total Shares Issued		3,233,562,601	—	—

Voting Rights of Total Shareholders		—	30,008,288	—

(1)	Stock with full voting right (Others) includes 2,000 shares held by Japan Securities Depository Center, Inc. Shares less than 1 unit includes 28 treasury stocks.

B. Treasury Stocks

Name	Address	As of March 31, 2023
		Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury stocks) Nomura Holdings, Inc.	1-13-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	229,510,800	—	229,510,800	7.09

Total	—	229,510,800	—	229,510,800	7.09

(1)	In addition to the above, 1,657,900 shares are directly held by a subsidiary of the Company for the purpose of securities related business.

(8) Restricted Stock Units

Series of RSU	Grant date	Number of RSU (March 31, 2023)	Number of RSU in the Preceding Month to Filing of this Report (May 31, 2023)	Period of payment
RSU No.5	2018.5.14	1,120,800	—	2023.4.20~2023.5.19
RSU No.6	2018.5.14	109,000	109,000	2024.4.20~2024.5.19
RSU No.7	2018.5.14	108,800	108,800	2025.4.20~2025.5.19
RSU No.11	2019.5.16	607,100	—	2023.4.20~2023.5.19
RSU No.12	2019.5.16	604,300	604,300	2024.4.20~2024.5.19
RSU No.13	2019.5.16	48,000	48,000	2025.4.20~2025.5.19
RSU No.14	2019.5.16	47,400	47,400	2026.4.20~2026.5.19
RSU No.17	2020.5.27	20,964,175	—	2023.4.20~2023.5.19
RSU No.18	2020.5.27	1,427,000	1,424,200	2024.4.20~2024.5.19
RSU No.19	2020.5.27	1,423,800	1,421,000	2025.4.20~2025.5.19
RSU No.20	2020.5.27	179,800	179,800	2026.4.20~2026.5.19
RSU No.21	2020.5.27	179,400	179,400	2027.4.20~2027.5.19
RSU No.23	2021.5.17	17,120,710	—	2023.4.20~2023.5.19
RSU No.24	2021.5.17	17,177,420	17,155,720	2024.4.20~2024.5.19
RSU No.25	2021.5.17	1,405,200	1,402,600	2025.4.20~2025.5.19
RSU No.26	2021.5.17	1,401,200	1,398,600	2026.4.20~2026.5.19
RSU No.27	2021.5.17	123,600	123,600	2027.4.20~2027.5.19
RSU No.28	2021.5.17	123,400	123,400	2028.4.20~2028.5.19
RSU No.29	2022.5.19	29,769,690	—	2023.4.20~2023.5.19
RSU No.30	2022.5.19	29,700,090	29,626,790	2024.4.20~2024.5.19
RSU No.31	2022.5.19	29,800,790	29,728,090	2025.4.20~2025.5.19
RSU No.32	2022.5.19	3,374,800	3,362,000	2026.4.20~2026.5.19
RSU No.33	2022.5.19	1,598,000	1,595,000	2027.4.20~2027.5.19
RSU No.34	2022.5.19	172,800	172,800	2028.4.20~2028.5.19
RSU No.35	2022.5.19	172,600	172,600	2029.4.20~2029.5.19
RSU No.36	2023.5.15	—	26,282,500	2024.4.20~2024.5.19
RSU No.37	2023.5.15	—	26,213,600	2025.4.20~2025.5.19
RSU No.38	2023.5.15	—	26,351,800	2026.4.20~2026.5.19
RSU No.39	2023.5.15	—	3,439,200	2027.4.20~2027.5.19
RSU No.40	2023.5.15	—	1,597,000	2028.4.20~2028.5.19
RSU No.41	2023.5.15	—	206,000	2029.4.20~2029.5.19
RSU No.42	2023.5.15	—	205,600	2030.4.20~2030.5.19

Please see “4. Status of Corporate Governance and Other” for detail of the plan.

2. Stock Repurchase

Type of Stock	Repurchase of the common stock in accordance with provisions of Articles 155-3 and 155-7 of the Companies Act.

(1) Stock Repurchase resolved by Shareholders’ Meeting

None

(2) Stock Repurchase resolved by Board of Directors

	Number of Shares	Total Amount (Yen)
Resolution at the Board of Directors (April 26, 2022) (Purchase period from May 17, 2022 to March 31, 2023)	50,000,000	30,000,000,000
Stock repurchased prior to April 1, 2022	—	—
Stock repurchased from April 1, 2022 to March 31, 2023	50,000,000	24,719,191,700
Total shares and amounts resolved	—	5,280,808,300.0
Percentage not repurchased at year end (%)	—	17.6
Repurchases made in the period	—	—
Percentage not repurchased at the date of submission of this annual report (%)	—	17.6

	Number of Shares	Total Amount (Yen)
Resolution at the Board of Directors (April 26, 2023) (Purchase period from May 16, 2023 to March 29, 2024)	35,000,000	20,000,000,000
Stock repurchased prior to April 1, 2022	—	—
Stock repurchased from April 1, 2022 to March 31, 2023	—	—
Total shares and amounts resolved	35,000,000	20,000,000,000
Percentage not repurchased at year end (%)	100.0	100.0
Repurchases made in the period	—	—
Percentage not repurchased at the date of submission of this annual report (%)	100.0	100.0

(3) Stock Repurchase not based on above (1) or (2)

	Number of Shares	Total Amount (Yen)
Stock repurchased during the year ended March 31, 2023(1)	16,744	8,463,962
Stock repurchased during the period(2)	2,449	1,227,190

(1)	Acceptance of requests for purchasing less-than-a-full-unit-shares.
(2)	Repurchases from June 1, 2023 to the reporting date of this annual report are not included.

(4) Disposal and retention of repurchased stock

	Year ended March 31, 2023		Stock repurchased during the period(2)
	Number of shares	Total amount of disposal (yen)	Number of shares	Total amount of disposal (yen)
Treasury shares disposed subject to procedures for issuance of new shares	—	—	—	—
Treasury shares cancelled	—	—	70,000,000	36,104,698,000
Treasury shares transferred upon merger, share exchange, share delivery or demerger	—	—	—	—
Others(1)	35,900,383	18,508,813,080	44,180,373	22,507,330,805
Treasury stocks	229,510,828	—	115,332,904	—

(1)	Others are for purchasing less-than-a-full-unit-shares and disposal for exercise of stock acquisition rights and allotment of RSU.
(2)	Repurchases or disposals and allotments from June 1, 2023 to the reporting date of this annual report are not included.

3. Dividend Policy

We seek to enhance shareholder value and to capture growing business opportunities by maintaining sufficient levels of capital. We will continue to review our levels of capital as appropriate, taking into consideration the economic risks inherent to operating our businesses, the regulatory requirements, and maintaining our ratings necessary to operate businesses globally.

We believe that raising corporate value over the long term and paying dividends is essential to rewarding shareholders.

We will strive to pay dividends using a consolidated pay-out ratio of 30 percent of each semi-annual consolidated earnings as a key indicator. Dividend payments are determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the Company’s consolidated financial performance.

Starting from FY2023/24, we will strive to pay dividends using a consolidated payout ratio of at least 40 percent of each semi-annual consolidated earnings as a key indicator.

Dividends will in principle be paid on a semi-annual basis with record dates of September 30 and March 31.

Additionally, we will aim for a total payout ratio, which includes dividends and share buybacks, of at least 50 percent.

With respect to retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.

(Dividends for the year ended March 31, 2023)

In line with its dividend policy for the year ended March 31, 2023, we paid a dividend of ¥5 per share to shareholders of record as of September 30, 2022 and have decided to pay a dividend of ¥12 per share to shareholders of record as of March 31, 2023. As a result, the total annual dividend will be ¥ 17 per share.

The details of dividends from retained earnings for the year ended March 31, 2023 are as follows.

Decision date	Record date	Total dividend value (millions of yen)	Dividend per share (yen)
Board of Directors November 2, 2022	September 30, 2022	15,008	5.00

Board of Directors April 26, 2023	March 31, 2023	36,049	12.00

4. Status of Corporate Governance and Other

(1) Status of Corporate Governance

Underlying Concept of Corporate Governance

The Company recognizes that enhancement of corporate governance is one of the top priorities for the Company to achieve its management visions “to enhance corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders, including that of shareholders and clients.” On this basis, the Company is committed to strengthening and to improving its governance framework which ensures effectiveness of management oversight and transparency in the Company’s management and at the same time pursues sustainable growth and expedited decision-making process within the Nomura Group.

The Company, recognizing the perspectives of various stakeholders including shareholders and clients, established the “Nomura Holdings Corporate Governance Guidelines” for the purpose of setting forth an effective corporate governance framework as a structure for transparent/fair and timely/decisive decision-making, and contributing to the realization of that.

The “Nomura Holdings Corporate Governance Guidelines” can be accessed from the Company’s website.

(https://www.nomuraholdings.com/company/cg/data/cg_guideline.pdf)

In addition, the Company has established the “Nomura Group Code of Conduct” (“the Code of Conduct”) as a code of conduct to be observed by each director, officer and employee of the Nomura Group. This is a guideline for Nomura Group directors, officers and employees to translate the Nomura Group Corporate Philosophy into actions. All of our business activities are carried out based on the Code of Conduct, and through thorough compliance with the Code of Conduct, we endeavor to fulfill the various responsibilities in relation to, not only shareholders, but to various stakeholders.

The “Nomura Group Code of Conduct” can be accessed from the Company’s website.

(https://www.nomuraholdings.com/company/basic/coc.pdf)

Summary of the corporate governance structure and reasons for adopting such structure

The Company is a Company with Three Board Committees. The Company has determined that the Company with Three Board Committees structure is the most suitable form of corporate governance at this point in time for the reasons below.

A Company with Three Board Committees establishes Nomination, Audit and Compensation Committees, which are each to be comprised of a majority of Outside Directors, and in addition to striving to enhance management oversight and improve transparency by separating management oversight and business execution functions, it is a structure that makes it possible to strive to expedite the decision-making process by broadly delegating authority for the execution of business functions from the Board of Directors to the Executive Officers. Further, the Company believes that a Company with Three Board Committees is the most compatible with the corporate governance standards which form a part of the NYSE (which the Company is listed on) Listed Company Manual.

The outline of the Company’s Corporate Governance Structure is as follows:

<The Board of Directors and Committees>

At the Company, which is a Company with Three Board Committees where management oversight and business execution functions are institutionally separated, in addition to the Board of Directors and the Nomination/Audit/Compensation committees, which are the three statutory committees, both the “Board Risk Committee”, which is a committee that has the purpose of deepening the oversight of risk management by the Board of Directors and the “Outside Directors Meeting” for having Outside Directors periodically engage in discussions regarding matters concerning the Company’s business and corporate governance, have been established.

The main role of the Company’s Board of Directors is management oversight and the purpose of the Board of Directors of the Company is to strive for the Company’s sustainable growth and maximization of corporate value over the mid to long-term. The Board of Directors, in addition to ensuring the fairness and transparency of the management, determines the “Fundamental Management Policy,” and appointments of Executive Officers that manage the Company such as the Group CEO and important business execution decisions are made based on such policy.

The Board of Directors of the Company, to enable active discussion from diversified perspectives, consists of members with diversity, such as in gender, international experience and work experience, and with expertise in areas such as accounting, corporate management, and law, etc., as a general rule. Further, for the appropriate exercise of the Board of Directors’ management oversight functions, there is a general rule that the majority of the Board of Directors must be Outside Directors.

Nine out of the current thirteen Directors of the Company’s Board of Directors are Outside Directors, and out of the nine Outside Directors, there is a diverse composition of four non-Japanese Directors and three female Directors. Further, the current thirteen Directors of the Company’s Board of Directors are composed of members with expertise and experience, in areas such as corporate management, international business, financial industry, accounting/finance, legal systems/regulations, internal control including risk management, digital (IT) / DX, and sustainability. In particular, as a result of the expansion of the U.S. business, Directors with an extensive understanding of the U.S. financial industry, macro economy, and regulatory environment have been appointed. Moreover, in consideration of factors including the geographical distribution of Directors, in addition to the appointment of a Director well-versed in finance from Asia, in view of the importance of the global managerial knowledge, a Director who is an executive of a Japanese company that is engaged in global business development has been appointed.

The Board of Directors of the Company is chaired by a Director who is not concurrently serving as an Executive Officer, allowing the Board of Directors to concentrate on overseeing the business conducted by the Executive Officers. Further, with respect to each of the Nomination/Audit/Compensation/Board Risk committee, by having Outside Directors serve as the chair, independence from the management has been made even clearer.

The current composition of the Board of Directors and Committees of the Company

(As of the filing date)

Position and Name	Committees
Chairman of the Board of Directors Koji Nagai	Member of the Nomination Committee Member of the Compensation Committee
Director, Representative Executive Officer, President and Group CEO Kentaro Okuda	—
Director, Representative Executive Officer and Deputy President Yutaka Nakajima	—
Director Shoji Ogawa	Member of the Audit Committee (Full-Time) Member of the Board Risk Committee
Outside Director Noriaki Shimazaki	Chairman of the Audit Committee Member of the Board Risk Committee
Outside Director Kazuhiko Ishimura	Chairman of the Nomination Committee Chairman of the Compensation Committee
Outside Director Laura Simone Unger	Chairperson of the Board Risk Committee
Outside Director Victor Chu	Member of the Audit Committee Member of the Board Risk Committee
Outside Director J. Christopher Giancarlo	Member of the Board Risk Committee
Outside Director Patricia Mosser	Member of the Board Risk Committee
Outside Director Takahisa Takahara	Member of the Nomination Committee Member of the Compensation Committee
Outside Director Miyuki Ishiguro	Member of the Board Risk Committee
Outside Director Masahiro Ishizuka	Member of the Audit Committee

The Board of Directors of the Company has been held not less frequently than quarterly. Eleven meetings in total were held during the fiscal year ended March 31, 2023.

Attendance record of each Director at meetings of the Board of Directors held during the fiscal year ended March 31, 2023

(As of March 31, 2023)

Position and Name	Attendance Record (Year ended March 31, 2023)
Chairman of the Board of Directors Koji Nagai	11/11 meetings
Director, Representative Executive Officer, President and Group CEO Kentaro Okuda	11/11 meetings
Director, Representative Executive Officer and Deputy President Tomoyuki Teraguchi (*)	11/11 meetings
Director Shoji Ogawa	11/11 meetings
Outside Director Noriaki Shimazaki	11/11 meetings
Outside Director Mari Sono (*)	11/11 meetings
Outside Director Kazuhiko Ishimura	11/11 meetings
Outside Director Laura Simone Unger	11/11 meetings
Outside Director Victor Chu	10/11 meetings
Outside Director J. Christopher Giancarlo	11/11 meetings
Outside Director Patricia Mosser	10/11 meetings
Outside Director Takahisa Takahara	11/11 meetings

(*)

As of the conclusion of the Annual General Meeting of Shareholders held on June 27, 2023, Director, Representative Executive Officer and Deputy President Tomoyuki Teraguchi and Outside Director Mari Sono retired from Director of the Company. Further, Tomoyuki Teraguchi retired from the Representative Executive Officer and Deputy President of the Company as of March 31, 2023, and was appointed to the Vice Chairman of the Company as of April 1, 2023.

Specific deliberations of the Board of Directors of the Company for the fiscal year ended March 31, 2023

The Board of Directors received regular reports from the executive side on specific areas such as sustainability and risk management in addition to overall business execution. Further, the Board of Directors discussed mid- to long- term management strategies, strategies of each division and in-house companies, information disclosure, IT strategy, etc. The summaries of discussions are as follows.

Impact Analysis on Macroeconomic Changes	Impact analysis on macroeconomic changes, business strategies based on the external environment, business opportunities for the Company, and the challenges/opportunities for the businesses in paradigm shifts, etc.
Dialogue with Shareholders	Dialogue with top shareholders of institutional investors about enhancement of risk management, and dialogue with shareholders and proxy advisory firms institutional in the fiscal year
Mid-to-long Term Management Strategies	Investor Day, the points in setting management goals, the Retail Division’s strategies and KPIs, and initiatives for the embedding of risk culture by the group entities, etc.
Measures to Promote Initiatives to Foster Corporate Culture	Measures to promote initiatives to foster corporate culture, identification of what types of human resources and organizations are needed by the Group and strengthening their connection with the Company’s vision, etc., and mechanism to encourage initiatives to develop the human resources and organizations, etc.
Enhancement of Information Disclosure	Review of the frequency of meetings with the aim of expanding information disclosure (particularly for non-financial information), and key initiatives of statutory and voluntary disclosure
Current Situation and Strategy of the Investment Management Division	Current situation and strategy of the Investment Management Division, clarification of purpose, standardization in terms of culture and operation, and the product governance initiatives, etc.
Current Situation and Strategy of the Digital Company	Current situation and strategy of the Digital Company, raising the IT literacy of the clients and employees, the points of differentiation in digital services, and utilization of AI, etc.
Report from the Investment Securities Committee	Status of deliberations by the Investment Securities Committee, policies for strategic shareholdings, etc.
Health and Productivity Management and Nomura Ways of Working	Health and productivity management and Nomura Ways of Working, way of thinking about “purposism” and engagement, support for employee’s career path, current status of mental health measures and the procedures forward, and Change Network where employees engage in driving changes, etc.
Analysis of the Voting Status of the 2022 Annual General Meeting of Shareholders	Analysis of the voting status of the 2022 Annual General Meeting of Shareholders
IT Strategy	IT strategy and issues, cost management, utilization of the cloud, cybersecurity measures, and the DX strategy’s timeline, etc.
Sustainability-Related Report	Sustainability-related report, philosophy and strategy in regard to sustainability, the climate-change-related disclosure, and impact on business, etc.
Content Company Related Report	Content Company related report, and the budget, etc.
The Sustainability-Related Business of Investment Banking	The sustainability-related business of Investment Banking, the regulations with regard to ESG investments, the competitive environment of sustainability-related businesses, and the current business environment, etc.
Productivity of the Retail Division	Productivity of the Retail Division, the support system from the head office and the measures forward, the cost reduction plans, the measures for evaluating factors in changes in revenue, the frequency and measures of contact with clients, and the analysis of operational processes, etc.
Budget for FYE 2024.3	Budget for the fiscal year ending March 31, 2024, process of budget formulation, investment in business, management goals, ROE targets for each business division, current business status, cost-to-income ratio, etc.
Revision of Code of Conduct	Revision of Code of Conduct
Report on Board Effectiveness Evaluation	Board Effectiveness Evaluation (*)

(*)

Concerning matters regarding the Board Effectiveness Evaluation, discussions were also held at Outside Directors Meetings in addition to the Board of Directors. The latest result of the Board Effectiveness Evaluation is disclosed at “Corporate Governance Report” of the Company.

(URL) https://www.nomuraholdings.com/company/cg/data/cg_report.pdf

The roles and the status of the activities of each Committee are as follows:

(1) Nomination Committee

This Committee is a statutory organ which determines the details of any proposals concerning the election and dismissal of Directors to be submitted to general meetings of shareholders. The three members of the Committee are elected by the Board of Directors. At the Nomination Committee, concerning the Group CEO Succession Plan, work is being done for the further development of governance by carrying out activities such as discussions concerning topics such as qualifications and potential candidates that should be sought on the basis of the management environment from now on.

The Committee has been held not less frequently than annually as necessary. Eight meetings in total were held during the fiscal year ended March 31, 2023.

Attendance record of each Director at meetings of the Nomination Committee held during the fiscal year ended March 31, 2023

(As of March 31, 2023)

Positions and Name		Attendance Record (Year ended March 31, 2023)
Member of the Nomination Committee (Chairman)	Outside Director Kazuhiko Ishimura	8/8 meetings
Member of the Nomination Committee	Outside Director Takahisa Takahara	8/8 meetings
Member of the Nomination Committee	Chairman of the Board of Directors (Non-Executive) Koji Nagai	8/8 meetings

Specific deliberations of the Nomination Committee of the Company for the fiscal year ended March 31, 2023

Key Deliberations
Succession Plan for Group CEO

•  Discussions on the succession plan for the Group CEO

•  Report to the Committee from the executive side and discussions on the Group CEO qualifications based on factors such as the management environment and the key process of the succession plan

Determination of Outside Director Nominees

•  Discussions on the determination of Outside Director nominees

•  The following points were taken into consideration when determining the nominees

•  The Composition of the Board of Directors shall have diversity from perspectives such as gender, international experience and work experience.

•  The majority of the Board of Directors shall be Outside Directors to perform its management oversight function appropriately

•  Nominees shall satisfy the Independence Criteria for Outside Directors as a general rule

•  Nominees shall include experts in accounting, corporate management and law, etc.

•  The criteria for the number of concurrent positions (no more than three companies for an Outside Director in addition to the Company as a general rule) shall be satisfied.

•  As a result of multiple discussions during the fiscal year ended March 31, 2023, Miyuki Ishiguro and Masahiro Ishizuka were designated as new Outside Director nominees

Determination of Inside Director Nominees

•  Discussions on the determination of Inside Director nominees

•  The following points were taken into consideration in determining the nominees

•  More than one person who is an Executive Officer, including the Group CEO, shall concurrently serve as Directors to make it easier for the Board of Directors to understand the business execution status of the Company, and to ensure the effectiveness of the oversight functions of the Board of Directors, as a general rule

•  The Board of Directors shall appoint a Director who does not concurrently serve as an Executive Officer and who is well-versed in the business of the Nomura Group as a full-time member of the Audit Committee or an Audit Mission Director, in order to enhance the effectiveness of the Audit Committee’s audit

•  In the fiscal year ended March 31, 2023, Yutaka Nakajima, Representative Executive Officer and Deputy President, was designated as a new Inside Director nominee who shall concurrently serve as Executive Officer

(2) Audit Committee

This Committee is a statutory organ which (i) audits the execution by the Directors and Executive Officers of their duties and prepares audit reports and (ii) determines the details of proposals concerning the election, dismissal, and non-reappointment of the independent auditors to be submitted to general meetings of shareholders. The four members of the Committee are elected by the Board of Directors. All members satisfy requirements for independence as defined in the U.S. Sarbanes-Oxley Act of 2002, and Noriaki Shimazaki and Masahiro Ishizuka are Financial Experts under this Act and has considerable degree of knowledge in the areas of finance and accounting.

Attendance record of each Director at meetings of the Committee held during the fiscal year ended March 31, 2023

(As of March 31, 2023)

Position and Name		Attendance Record (Year ended March 31, 2023)
Member of the Audit Committee (Chairman)	Outside Director Noriaki Shimazaki	15/15 meetings
Member of the Audit Committee	Outside Director Mari Sono (*)	15/15 meetings
Member of the Audit Committee	Outside Director Victor Chu	10/10 meetings (the number of meetings held after his appointment)
Member of the Audit Committee (Full-time)	Director (Non-Executive) Shoji Ogawa	15/15 meetings

(*)	As of the conclusion of the Annual General Meeting of Shareholders held on June 27, 2023, Outside Director Mari Sono retired.

As of the said Annual General Meeting of Shareholders, Masahiro Ishizuka was appointed as an Outside Director and served as a member of the Audit Committee.

The status of the activities of the Committee is stated in section entitled “Item 4. Company Information 4. Status of Corporate Governance and Other (3) Status of audit”

(3) Compensation Committee

This Committee is a statutory organ which determines the Company’s policy with respect to the determination of the details of Director’s and Executive Officer’s compensation. The Committee also determines the details of each Director and Executive Officer’s actual compensation. The three members of the Committee are elected by the Board of Directors.

The Committee has been held not less frequently than annually as necessary. Seven meetings in total were held during the fiscal year ended March 31, 2023.

Attendance record of each Director at meetings of the Committee held during the fiscal year ended March 31, 2023

(As of March 31, 2023)

Position and Name		Attendance Record (Year ended March 31, 2023)
Member of the Compensation Committee (Chairman)	Outside Director Kazuhiko Ishimura	7/7 meetings
Member of the Compensation Committee	Outside Director Takahisa Takahara	7/7 meetings
Member of the Compensation Committee	Chairman of the Board of Directors (Non-Executive) Koji Nagai	7/7 meetings

Specific deliberations of the Committee are stated in section entitled “Item 4. Company Information 4. Status of Corporate Governance and Other (4) Compensation of Statutory Officers”

(4) Board Risk Committee

This Committee is a non-statutory organ of which purpose is to assist the Board of Directors in supervising Nomura Group’s risk management and to contribute to sophistication of the risk management. The seven members of the Committee are elected by the Board of Directors.

The Committee has been held not less frequently than four times a year as necessary. Five meetings in total were held during the fiscal year ended March 31, 2023.

Attendance record of each Director at meetings of the Committee held during the fiscal year ended March 31, 2023

(As of March 31, 2023)

Position and Name		Attendance Record (Year ended March 31, 2023)
Member of the Board Risk Committee (Chairperson)	Outside Director Laura Simone Unger	5/5 meetings
Member of the Board Risk Committee	Outside Director Noriaki Shimazaki	5/5 meetings
Member of the Board Risk Committee	Outside Director Victor Chu	4/5 meetings
Member of the Board Risk Committee	Outside Director J. Christopher Giancarlo	5/5 meetings
Member of the Board Risk Committee	Outside Director Patricia Mosser	4/5 meetings
Member of the Board Risk Committee	Director (Non-Executive) Shoji Ogawa	5/5 meetings

(*)	As of the Annual General Meeting of Shareholders held on June 27, 2023, Miyuki Ishiguro was appointed as an Outside Director and served as a member of the Board Risk Committee.

Specific deliberations of the Committee for the fiscal year ended March 31, 2023

Key Deliberations
Risk Appetite	Regular review of Risk Appetite, Establishment and revision of policies related to Risk Appetite
Risk Management Enhancement	Enhancement of liquidity risk and operational risk management
Top Risk / Emerging Risk	Update on risk themes which could likely have a significant impact on management strategies and financial conditions of the Company
Macroeconomic and market trend	Impacts of rising inflation, higher interest rates, and yen depreciation, Impacts of collapse of major financial institutions
Stress Testing	Review of stress scenarios assuming heightened geopolitical risks

(*)

The details of the Company’s risk management based on the above deliberations are stated in section entitled “Item 4. Company Information 4. Status of Corporate Governance and Other (1) Status of Corporate Governance Establishment of Risk Management Framework”

<Business Execution Framework>

As a Company with Three Board Committees, the Board of Directors has, to the extent permitted by laws and regulations, delegated to the Executive Officers decision making authority for business execution functions to ensure that the Executive Officers can execute the Company’s business with speed and efficiency. Among the matters delegated to the Executive Officers by resolutions adopted by the Board of Directors, the most important matters of business must be decided upon deliberation by specific management bodies within the Company including the Executive Management Board, the Group Risk Management Committee, the Nomura Group Conduct Committee, the Sustainability Committee, and the Internal Controls Committee. The Board of Directors is to receive reports on the status of the deliberations at the Executive Management Board, etc. by each management body at least once every three months.

The roles and composition of each management body are as follows:

(1) Executive Management Board

This Board is chaired by Kentaro Okuda, the Representative Executive Officer, President, and the Group CEO, and also consists of the Executive Officers and other persons designated by the Representative Executive Officer, President, and the Group CEO. It deliberates and determines management strategies, business plans, budgets, allocation of management resources, and other important matters related to the management of the Nomura Group.

(2) Group Risk Management Committee

This Committee is chaired by Kentaro Okuda, the Representative Executive Officer, President, and the Group CEO, and also consists of one representative executive officer other than the Representative Executive Officer, President, and the Group CEO appointed by the Chairman, the Chief Compliance Officer (CCO), Chief Risk Officer (CRO), Chief Financial Officer (CFO), Division Heads (responsible for execution of business in each division) and other persons designated by the Chairman. The Executive Management Board has delegated authority to the Committee to deliberate and determine important matters concerning enterprise risk management of the Nomura Group.

(3) Nomura Group Conduct Committee

This Committee is chaired by Toshiyasu Iiyama, the Executive Officer, Deputy President, and also consists of the Chief Compliance Officer (CCO) and Senior Managing Directors representing regions and divisions. It is the core in embedding the Nomura Group Code of Conduct and in discussing compliance and conduct risk management within the Nomura Group.

(4) Sustainability Committee

This Committee is chaired by Kentaro Okuda, the Representative Executive Officer, President, and the Group CEO, and also consists of any persons designated by the Representative Executive Officer, President, and the Group CEO that include those who make up the Executive Management Board. It deliberates and determines matters such as the strategy in relation to promoting sustainability in the Nomura Group.

(5) Internal Controls Committee

This Committee is chaired by Kentaro Okuda, the Representative Executive Officer, President, and the Group CEO, and also consists of Noriaki Shimazaki as an Audit Committee member elected by the Audit Committee, Shoji Ogawa, a full time Audit Committee member, as a Director elected by the Board of Directors, and any persons designated by the Representative Executive Officer, President, and the Group CEO. It deliberates on important matters concerning areas such as internal controls, audit activities and risk management in relation to the Nomura Group’s business.

In order to further bolster the Company’s business execution framework for financial operations that are becoming increasingly sophisticated and specialized, the Company utilizes a system whereby the Executive Officers delegate a part of their authority for business execution decisions to Senior Managing Directors, who focus on individual business and operations.

∎ Corporate Governance System

(As of the filing date)

Status of the Internal Controls System and Status of the Internal Controls System of the Subsidiaries

The Company is committed to strengthening and improving its internal controls system in order to promote proper corporate behavior throughout the Nomura Group, from the viewpoints of ensuring management transparency and efficiency, complying with laws and regulations, controlling risks, ensuring the reliability of business and financial reports and fostering the timely and appropriate disclosure of information.

The internal controls system in the Company has been implemented based on a resolution adopted by the Board of Directors under the title “Structures for Ensuring Appropriate Operations at Nomura Holdings, Inc.,” which also includes matters regarding maintenance of internal control system as a group. Further, based on the content of the resolution of the Company, each Nomura Group company maintains internal control system that reflects the actual conditions of each company.

∎ Structure of Nomura Holdings’ internal controls system

Regulations regarding the Number of Directors

The Company’s Articles of Incorporation provide for not more than 20 Directors.

Requirements for a Resolution to Appoint Directors

For the purpose of carrying out the smooth operation of the General Meeting of Shareholders, the Company’s Articles of Incorporation provide that a resolution for the appointment of Directors shall be adopted at a general meeting of shareholders with a vote in favor by a simple majority of the voting rights held by the shareholders present at a meeting attended by shareholders entitled to exercise voting rights holding in aggregate 1/3 or more of the total voting rights. The Company’s Articles of Incorporation also provide that no cumulative voting shall be used for the appointment of Directors.

Requirements for a “Special” Resolution at the General Meeting of Shareholders

The Company’s Articles of Incorporation provide that any resolution under Article 309, Paragraph 2 of the Companies Act must be adopted with a vote in favor by 2/3 of the voting rights held by the shareholders at a meeting attended by shareholders entitled to exercise voting rights holding in aggregate 1/3 or more of the total voting rights.

Decision-Making Body for Dividends, Etc.

In order for the Company to return profit to the shareholders and execute capital policy by responding flexibly to changes in the business environment, the Company’s Articles of Incorporation provide that dividend distributions, etc., under Article 459, Paragraph 1 of the Companies Act must be approved by a resolution adopted by the Board of Directors, instead of a resolution adopted by the general meeting of shareholders, unless otherwise prescribed by law.

Release for Directors and Executive Officers

In order for the Directors and Executive Officers to perform their expected roles in the execution of their duties, the Company’s Articles of Incorporation provide that Directors (including former Directors) and Executive Officers (including former Executive Officers) can be released from Companies Act Article 423, Paragraph 1 liability by a resolution adopted by the Board of Directors pursuant to Article 426, Paragraph 1 of the Companies Act, up to the amount specified in applicable laws and regulations.

Limitation of Liability Agreement

The Company has entered into agreements to limit Companies Act Article 423, Paragraph 1 liability for damages (limitation of liability agreements) with Director Shoji Ogawa and all of the Outside Directors. Liability under each such agreement is limited to either ¥20 million or the amount prescribed by laws and regulations, whichever is greater.

Directors and Officers Liability Insurance Contracts

The Company has entered into directors and officers liability insurance contracts set forth in Article 430-3, Paragraph 1 of the Companies Act with insurance companies, which have persons such as directors, executive officers, senior managing directors, auditors, and senior employees of the Company and its subsidiaries, etc. as insured persons. Under such insurance contracts, there will be an indemnification of losses, such as compensation for damages and litigation costs, incurred by an insured person due to a claim for loss or damage caused by an act (including an omission) carried out on the basis of the position, such as director or officer, held by the insured at the Company, and all insurance premiums of insureds have been entirely borne by the Company. However, there are certain exclusions applicable to such insurance contracts such as losses caused by a deliberately fraudulent or dishonest act of individuals such as directors/officers.

Preferred Stock

In order to secure as many financing options as possible and make it possible to promptly respond in the future to changes in the environment, including changes in the economic and business environments, the Company’s Articles of Incorporation essentially provides that the Company can issue preferred stock with no voting rights, in addition to common stock. The unit for preferred stock is 100 shares, which is the same as the unit for common stock. The shareholders of preferred stock may not exercise voting rights with regard to any proposals at a general meeting of shareholders, as long as such shareholders of the preferred stock receive preferred dividends that are paid in priority to the shareholders of the common stock. Further, currently as of the date of this submission, the only stock that has actually been issued is common stock.

Establishment of Risk Management Framework

Business activities of Nomura Group are exposed to various risks such as market risk, credit risk, operational risk and other risks caused by external factors. Nomura Group has established a risk management framework to control, monitor and report those risks in a comprehensive manner in order to maintain financial soundness and to sustain and enhance its enterprise value.

Risk Management

Nomura defines risks as (i) the potential erosion of Nomura’s capital base due to unexpected losses arising from risks to which its business operations are exposed, such as market risk, credit risk, operational risk and model risk, (ii) liquidity risk, the potential lack of access to funds or higher cost of funding than normal levels due to a deterioration in Nomura’s creditworthiness or deterioration in market conditions, and (iii) strategic risk, the potential failure of revenues to cover costs due to a deterioration in the earnings environment or a deterioration in the efficiency or effectiveness of its business operations.

A fundamental principle established by Nomura is that all employees shall regard themselves as principals of risk management and appropriately manage these risks. Nomura seeks to promote a culture of proactive risk management throughout all levels of the organization and to limit risks to the confines of its risk appetite. The risk management framework that Nomura uses to manage these risks consists of its risk appetite, risk management governance and oversight, the management of financial resources, the management of all risk classes, and processes to measure and control risks. Furthermore, in response to the U.S. Prime Brokerage Event, we are in the process of reviewing our risk management framework for considering improvements thereto. Each of these key components is explained in further detail in this Item.

As a part of the efforts to enhance the risk management governance, the Board Risk Committee (the “BRC”) was formally established on October 29, 2021 to discuss important risks independently of the execution side within the high-level governance structure. The BRC assists the Board of Directors (the “BoD”) in supervising such matters as (i) providing consent to Risk Appetite Statement, (ii) providing consent to the main design of the risk management framework, (iii) results of analysis and verification or future forecasts of risk environment, and (iv) supervision over execution state of the overall risk management and medium- to long-term risk strategies for contributing to the sophistication of the Group’s risk management.

Nomura engages in the risk management through the Three Lines of Defense framework.

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First Line of Defense: All executives and employees of the front office for Financial Risk and all executives and employees for Non-Financial Risk are primarily responsible for risk management and assume the consequences associated with business execution and to provide evidence and justify that the risk arising from their business activities is in line with risk appetite.

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Second Line of Defense: The department responsible for risk management supports and monitors management activities on the First Line of Defense and reports to boards and the senior management. In addition, the Second Line independently evaluates risk management governance established by the First Line.

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Third Line of Defense: The Internal Audit function examines and evaluates the risk management from an independent standpoint, provides advice for improvement, and reports the examination and evaluation are reported to the Audit Committee.

Risk Appetite

Nomura has determined the types and levels of risk that it will assume in pursuit of its strategic objectives and business plan and has articulated this in its Risk Appetite Statement. This document is jointly submitted by the Chief Risk Officer (the “CRO”) and the Chief Financial Officer (the “CFO”) to the Executive Management Board (the “EMB”) for approval. It will then be further reviewed at the BRC through the authority to consent to the relevant proposal raised by the executive side.

The Risk Appetite Statement provides an aggregated view of risk and includes capital adequacy, liquidity, financial risk and non-financial risk. It is subject to regular monitoring and breach escalation as appropriate by the owner of the relevant risk appetite statement.

Nomura’s Risk Appetite Statement is required to be reviewed at least annually by the EMB but it is reviewed on an ad hoc basis if necessary, and must specifically be reviewed following any significant changes in Nomura’s strategy. Risk appetite underpins all additional aspects of Nomura’s risk management framework.

Risk Management Governance and Oversight

Committee Governance

Nomura has established a committee structure to facilitate effective business operations and management of Nomura’s risks. The formal governance structure for risk management within Nomura is as follows:

Board of Directors

The BoD determines the policy for the execution of the business of Nomura and other matters prescribed in laws and regulations, supervises the execution of Directors’ and Executive Officers’ duties and has the authority to adopt, alter or abolish the regulations of the EMB.

Board Risk Committee

The BRC provides specialized oversight to deepen the oversight functions of the BoD. To ensure a high degree of independence, the BRC is chaired by an outside director. The BRC contributes to more sophisticated Group risk management mainly in the areas outlined below:

•	Amendment and abolition of the Risk Appetite Statement

•	Change in risk management framework

•	Results of analysis and verification or future forecasts of risk environment

•	Execution state of the overall risk management and medium- to long-term risk strategies

Executive Management Board

The EMB deliberates on and determines management strategy, the allocation of management resources and important management matters of Nomura, and seeks to increase shareholder value by promoting effective use of management resources and unified decision-making with regard to the execution of business. The EMB delegates responsibility for deliberation of matters concerning risk management to the GRMC. Key responsibilities of the EMB include the following:

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Resource Allocation—At the beginning of each financial year, the EMB determines the allocation of management resources and financial resources such as risk-weighted asset and unsecured funding to business units and establishes usage limits for these resources;

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Business Plan—At the beginning of each financial year, the EMB approves the business plan and budget of Nomura. Introduction of significant new businesses, changes to business plans, the budget and the allocation of management resources during the year are also approved by the EMB; and

•	Reporting—The EMB reports the status of its deliberations to the BoD.

Group Risk Management Committee

Upon delegation from the EMB, the GRMC deliberates on or determines important matters concerning integrated risk management of Nomura to assure the sound and effective management of its businesses. The GRMC establishes a framework of integrated risk management consistent with Nomura’s risk appetite. The GRMC supervises Nomura’s risk management by establishing and operating its risk management framework. The GRMC reports the status of key risk management issues and any other matters deemed necessary by the committee chairman to the BoD and the EMB. In addition, the GRMC, upon delegation from the EMB, has established the Risk Management Policy, describing Nomura’s overall risk management framework including the fundamental risk management principles followed by Nomura.

Group Risk Review Committee (the “GRRC”)

Upon delegation from the GRMC, the GRRC deliberates on or determines matters concerning the enterprise risk management of Nomura Group from a practical point of view and thereby assuring the sound and effective management of the businesses.

Transaction Profile Review Committee (the “TPC”)

The TPC deliberates on and makes decisions on matters relating to transactions and/or clients/counterparties that require consideration of the Nomura Group’s reputational risk in view of the Nomura Group’s Code of Conduct and Risk Appetite Statement, thereby ensuring the sound and effective management of the businesses.

Asset Liability Committee (the “ALCO”)

Upon delegation from the EMB and the GRMC, the ALCO deliberates on, based on Nomura’s risk appetite determined by the EMB, balance sheet management, financial resource allocation, liquidity management and related matters. The ALCO reports to the GRMC the status of discussions at its meetings and any other matters as deemed necessary by the committee chairman.

Global Transaction Committee (the “GTC”)

Upon delegation from the GRRC, the GTC deliberates on or determines individual transactions in line with Nomura’s risk appetite determined by the EMB and thereby seeks to assure the sound and effective management of Nomura’s businesses.

Electronic and Algorithmic Trading Risk Oversight Committee (the “EATROC”)

The EATROC, upon delegation from the GRRC, shall be responsible for all matters relating to the development and implementation of a governance, risk and control management framework for Electronic and Algorithmic Trading Activity within the Nomura’s Wholesale Division.

Other Committees

Global Risk Analytics Committee and the Model Risk Analytics Committee deliberate on or determine matters concerning the development, management and strategy of models upon delegation from the CRO, respectively. The primary responsibility of these committees is to govern and provide oversight of model management, including the approval of new models and significant model changes. Both committees report significant matters and material decisions taken to the CRO on a regular basis. The Global Collateral Steering Committee deliberates on or determines Nomura’s collateral risk management, including concentrations, liquidity, collateral re-use, limits and stress tests, provides direction on Nomura’s collateral strategy and ensures compliance with regulatory collateral requirements upon delegation from the CRO.

Chief Risk Officer

The CRO is responsible for setting the overall strategy and direction of the Risk Management Division. The CRO is responsible for supervising the Risk Management Division and maintaining the effectiveness of the risk management framework independently from the business units within Nomura. The CRO regularly reports on the status of Nomura’s risk management to the GRMC, and reports to and seeks the approval of the GRMC on measures required for risk management.

Chief Financial Officer

The CFO is responsible for overall financial strategy of Nomura, and has operational authority and responsibility over Nomura’s liquidity management based on decisions made by the EMB.

Other Responsible Officers

Officers, who oversee the functions in charge of Operational Risks in accordance with the Risk Management Policy of Three Lines of Defense, are responsible for formulating the appropriate management framework and taking the lead in designing Risk Appetites for Operational Risks they cover. They also cooperate with CRO who is responsible for monitoring and maintaining of the effectiveness of the Risk Appetites.

The Chief Compliance Officer (“CCO”) is responsible for taking the lead in the coordination for formulating the appropriate management framework and designing Risk Appetite for Reputational Risk, with the cooperation of CRO. The CCO also cooperates with CRO who is responsible for monitoring and maintaining of the effectiveness of the Risk Appetite.

Risk Policy Framework

Policies and procedures are essential tools of governance and define principles, rules and standards, and the specific processes that must be adhered to in order to effectively manage risk at Nomura. Risk management operations are designed to function in accordance with these policies and procedures.

Monitoring, Reporting and Data Integrity

Development, consolidation, monitoring and reporting of risk management information (“MI”) are fundamental to the appropriate management of risk. The aim of all risk MI is to provide a basis for sound decision-making, action and escalation as required. The Risk Management Division and the Finance Division are responsible for producing regular risk MI, which reflects the position of Nomura relative to stated risk appetite. Risk MI includes information from across the risk classes defined in the risk management framework and reflect the use of the various risk tools used to identify and assess those risks. These divisions are responsible for implementing appropriate controls over data integrity for risk MI.

Risk Management Enhancement Program (“RMEP”)

U.S. Prime Brokerage Event

In March 2021, following the default of one of our prime brokerage clients in the United States on its obligations to post additional margin in respect of its positions with us, we issued a closeout notice to the client following which we began to wind down the positions held by us and liquidate hedges held against those positions. Due to fluctuations in the market values of the hedges against the positions and our expectation that we will not be able to recover those losses from the client, we recognized significant losses in the fourth quarter and fiscal year ended March 31, 2021, and recognized additional losses in the first quarter and fiscal year ended March 31, 2022.

Our transactions with the client comprised (i) total return swaps (the “TRS transactions”), which are transactions that allow the client to obtain synthetic (i.e., derivative) long or short exposure to underlying individual equities or indices, as well as (ii) providing financing against a portfolio of securities in the client’s cash prime brokerage account. To manage credit risk in relation to prime brokerage clients, we require that prime brokerage clients deposit collateral (referred to as “margin”) in respect of their positions with us in accordance with the margin ratios applied to them. These margin ratios are determined based on the results of an internal risk assessment of the specific client and the composition of the client’s positions and may require that they post additional margin based on the effect of market movements on these ratios. TRS transactions are hedged from a market risk perspective by holding long or short positions in individual equities or indices and through derivative transactions, depending on the positions taken by the relevant client. For long equity positions taken by the client, we hold cash equity long positions in the underlying equities as well as derivative transactions. For short equity positions taken by the client, we hold cash equity short positions and derivative transactions. Lending transactions against cash prime brokerage portfolios are generally overcollateralized, and therefore not separately hedged, and we may enter into separate hedges if the value of the collateral falls.

Between January and March 2021, transaction amounts and volumes with the client increased significantly as a result of changes in market prices as well as new positions entered into by the client. However, in March 2021, the market value of certain securities in which the client held a large synthetic position experienced a sharp decline, after which we requested that the client deposit additional margin with us pursuant to our contractual agreements with the client. The client defaulted on its obligation to post additional margin, and we issued a closeout notice to the client. It became clear that the client had similar large positions with other financial institutions, and that the client had also defaulted on margin calls with these financial institutions. Although we endeavored to take a disciplined approach to unwind the positions and liquidate the hedges for the TRS transactions, taking into account both market impact and our own trading losses, due to the significant volume of positions being closed by both us and the other affected financial institutions and the effect on market prices, we recognized ¥204.2 billion of losses in earnings reported within Net gain (loss) on trading in the fourth quarter and fiscal year ended March 31, 2021. We also recognized additional provisions for current expected credit losses of ¥41.6 billion in earnings reported within other expenses in the fourth quarter and the fiscal year ended March 31, 2021 against loans extended to the client collateralized by a cash portfolio of securities, reflecting the reduced likelihood of recovery on these lending transactions. All of the positions with the client were closed out and hedges liquidated by May 17, 2021, as a result of which we recognized losses of approximately ¥65.4 billion in the first quarter and the fiscal year ended March 31, 2022, of which ¥56.1 billion booked in Equities revenues as trading loss and ¥9.3 billion booked as loan loss provision in expenses.

RMEP Overview

Following this incident, we conducted a comprehensive review of our risk management framework and considered a broad range of measures to further strengthen our risk management.

As an important measure of risk management enhancement, we established the Board Risk Committee ( “BRC”) to provide specialized oversight to deepen the oversight functions of the Board of Directors. At the same time, the existing committee to deliberate risk management matters on the executive side was partially reorganized, from the GIRMC to the GRMC, in order to effectively coordinate with the BRC on the supervisory side. For details on the BRC and the GRMC, see ‘Risk Management Governance and Oversight’.

In addition, the Steering Committee for Enhancement of Risk Management (Steering Committee), which is chaired by Group CEO, was established in 2021 to promote the implementation of measures to enhance risk management across the group. The Steering Committee deliberates on matters such as formulating and overseeing the execution of enhancement measures, securing necessary resources, and developing a global cooperation structure. Further, a Chief Transformation Officer (the “CTO”) leads efforts to advance group-wide initiatives, and foster collaboration and consistency across regions. To ensure supervision of the enhancement plan at the highest level, the Steering Committee updates the EMB on a regular basis as well as reports progress of the plan directly to the BoD.

Under the leadership of the Steering Committee, detailed measures to enhance risk management have already been discussed and the RMEP initiatives are being implemented. These measures have been categorized into four areas: business strategy, oversight, risk management, and risk culture. We have assigned an executive officer or executive-level person to each area and have prioritized the resources necessary for implementation.

The RMEP key achievements are as follows.

Business Strategy

We clarified our Global Markets business strategy and conducted regular reviews of the business portfolio. We also take the measures to maintain consistency between the risk profile, and other areas such as the firm’s strategic direction, risk appetite and allocation of resources.

Oversight

In order to build a more robust, global cross-border governance framework, we are taking measures related to the cross-border booking model and controls at local entities. We also set up functions which controls Financial and Non-Financial risk management in Wholesale Front Office. Through this initiative, we have built the framework to strengthen critical first-line risk management functions and enhance oversight of complex business activities carried out globally. In addition, we have introduced globally unified performance management for senior management in the Wholesale Division to better align individual compensation with our medium- and long-term strategic initiatives and Risk and Conduct related performance.

Risk Management

We have redesigned financial risk appetite to more explicitly describe the types and levels of risk that we accept in order to achieve the objectives of our management strategy and business plan and appetites are now expressed in more specific quantitative metrics. In addition, we reviewed our committees to strengthen the governance of portfolio risk management and transaction approvals. Further, in order to enhance the understanding and embeddedness of the roles and responsibilities related to risk management in the three lines of defense model, we clearly documented these roles and responsibilities at the group level and provided related training.

We are also enhancing various methods for measuring risks and exposures and are comprehensively reviewing risks based on multiple risk metrics, including newly developed metrics. Moreover, in order to manage risks appropriately, according to the size and complexity of the business, we have increased staff within the risk control function of the first line, the risk management function of the second line, and Internal Audit, which is the third line.

Risk Culture

As a firm that emphasizes the cultivation of a corporate culture, including a risk culture, we regularly incorporate our attitude into our various plans and publications and continue to communicate it both internally and externally. For example, we revised Nomura Group Code of Conduct in March 2022 to include a new section on “Managing risks appropriately.” In addition to further enhancing the understanding and embeddedness of risk culture through discussion-based workshops and other activities, we have developed a framework for measuring embeddedness over time by adding questions related to risk culture to the Nomura Group Employee Survey. Furthermore, we work to continuously foster our risk culture by incorporating risk culture elements into existing frameworks such as those related to hiring and performance reviews.

Management of Financial Resources

Nomura has established a framework for management of financial resources in order to adequately manage utilization of these resources. The EMB allocates financial resources to business units at the beginning of each financial year. These allocations are used to set revenue forecasts for each business unit. Key components are set out below:

Risk-weighted assets

A key component used in the calculation of our consolidated capital adequacy ratios is risk-weighted assets. The EMB determines the risk appetite for our consolidated Tier 1 capital ratio on an annual basis and sets the limits for the usage of risk-weighted assets by each division and by additional lower levels of the division. In addition the EMB determines the risk appetite for the level of exposures under the leverage ratio framework which is a non-risk based measure to supplement risk-weighted assets. See Item 2 “Operating and Financial Review—Consolidated Regulatory Capital Rules” and Item 2 “Operating and Financial Review—Consolidated Leverage Ratio Requirements” in this annual report for further information on our consolidated capital adequacy ratios and risk-weighted assets.

Available Funds

The CFO decides the maximum amount of available funds, provided without posting of any collateral, for allocation within Nomura and the EMB approves the allocation of the funds to each business division. Global Treasury monitors the usage by businesses and reports to the EMB.

Risk Category and Definition

Nomura categories and defines risks as follows and has established departments or units to manage each risk type.

Risk Category	Definition
Financial Risk

Market risk	Risk of loss arising from fluctuations in values of financial assets or debts (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Credit risk	Risk of loss arising from an obligor’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. It is also the risk of loss arising through a credit valuation adjustment (the “CVA”) associated with deterioration in the creditworthiness of a counterparty.

Model risk	Risk of financial loss, incorrect decision making, or damage to the firm’s credibility arising from model errors or incorrect or inappropriate model application.

Non-financial Risk

Operational risk	Risk of financial loss or non-financial impact arising from inadequate or failed internal processes, people and systems, or from external events. Operational risk includes in its definition Compliance, Legal, IT and Cyber Security, Fraud, Third Party and other non-financial risks.

Reputational risk	Possible damage to Nomura’s reputation and associated risk to earnings, capital or liquidity arising from any association, action or inaction which could be perceived by stakeholders to be inappropriate, unethical or inconsistent with Nomura Group’s values and corporate philosophy.

Liquidity risk

Liquidity risk	Risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions.

Other Risks

ESG: Environmental, Social and Governance (*)	ESG is a collective term for Environmental (E), Social (S) and Governance (G) factors. “Environmental” includes issues related to impacts on the natural environment, including climate change. “Social” includes interactions with stakeholders and communities, for example the approach to human rights, workplace related issues and engagement on social issues. Governance includes issues related to corporate governance, corporate behaviour and the approach to transparent reporting.

Strategic risk	Risk to current or anticipated earning, capital, liquidity, enterprise value, or the Nomura Group’s reputation arising from adverse business decisions, poor implementation of business decisions, or lack of responsiveness to change in the industry or external environment.

Market Risk Management

Market risk is the risk of loss arising from fluctuations in values of financial assets and liabilities (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Market Risk Management Process

Effective management of market risk requires the ability to analyze a complex and evolving portfolio in a constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner.

Nomura uses a variety of statistical risk measurement tools to assess and monitor market risk on an ongoing basis, including, but not limited to, Value at Risk (“VaR”), Stressed VaR (“SVaR”) and Incremental Risk Charge. In addition, Nomura uses sensitivity analysis and stress testing to measure and analyze its market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors. They are specific to each asset class and cannot usually be aggregated across risk factors. Stress testing enables the analysis of portfolio risks or tail risks, including non-linear behaviors and can be aggregated across risk factors at any level of the group hierarchy, from group level to business division, units or desk levels. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management.

Value at Risk

VaR is a measure of the potential loss due to adverse movements of market factors, such as equity prices, interest rates, credit, foreign exchange rates, and commodities with associated volatilities and correlations.

VaR Methodology Assumptions

Nomura uses a single VaR model which has been implemented globally in order to determine the total trading VaR. A historical simulation is implemented, where historical market moves over a two-year window are applied to current exposure in order to construct a profit and loss distribution. Potential losses can be estimated at required confidence levels or probabilities. For internal risk management purposes, VaR is calculated across Nomura using a One-day time horizon; this data is presented below. A scenario weighting scheme is employed to ensure that the VaR model responds to changing market volatility. For regulatory reporting purposes, Nomura uses a Ten-day time horizon, calculated using actual Ten-day historical market moves and employ an equal weight scheme to ensure VaR is not overly sensitive to changing market volatility. To complement VaR under Basel 2.5 regulations, Nomura also computes SVaR, which samples from a one-year window during a period of financial stress. The SVaR window is regularly calibrated and observations are equally weighted.

Nomura’s VaR model uses exact time series for each individual risk factor. However, if good quality data is not available, a ‘proxy logic’ maps the exposure to an appropriate time series. The level of proxying taking place is carefully monitored through internal risk management processes and there is a continual effort to source new time series to use in the VaR calculation.

VaR Backtesting

The performance of Nomura’s VaR model is closely monitored to help ensure that it remains fit for purpose. The main approach for validating VaR is to compare actual One-day trading losses with the corresponding VaR estimate. Nomura’s VaR model is backtested at different hierarchy levels. Backtesting results are reviewed on a monthly basis by Nomura’s Risk Management Division. One-day trading losses exceeded the 99% VaR estimate (the currently required regulatory backtesting level) at the Nomura Group level once for the 12 months ended March 31, 2023.

Limitations and Advantages of VaR

VaR aggregates risks from different asset classes in a transparent and intuitive way. However, there are limitations. VaR is a backward-looking measure: it implicitly assumes that distributions and correlations of recent factor moves are adequate to represent moves in the near future. VaR is appropriate for liquid markets and is not appropriate for risk factors that exhibit sudden jumps. Therefore it may understate the impact of severe events. Given these limitations, Nomura uses VaR only as one component of a diverse market risk management process.

Stress Testing

Nomura conducts market risk stress testing since VaR and sensitivity analysis have limited ability to capture all portfolio risks or tail risks. Stress testing for market risk is conducted regularly, using various scenarios based upon features of trading strategies. Nomura conducts stress testing not only at the desk level, but also at the Nomura Group level with a set of common global scenarios in order to reflect the impact of market fluctuations on the entire Nomura Group.

Non-Trading Risk

A major market risk in Nomura’s non-trading portfolio relates to equity investments held for operating purposes and on a long-term basis. Equity investments held for operating purposes are minority stakes in the equity securities of unaffiliated Japanese financial institutions and corporations held in order to promote existing and potential business relationships. This non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in this portfolio is to analyze market sensitivity based on changes in the TOPIX, which is a leading index of prices of stocks on the Tokyo Stock Exchange.

Nomura uses regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the fair value of Nomura’s equity investments held for operating purposes, which allows to determine a correlation factor. Based on this analysis for each 10% change in the TOPIX, the fair value of Nomura’s operating equity investments held for operating purposes can be expected to change by ¥10,912 million at the end of March 2022 and ¥6,871 million at the end of March 2023. The TOPIX closed at 1,946.40 points at the end of March 2022 and at 2,003.50 points at the end of March 2023. This simulation analyzes data for the entire portfolio of equity investments held for operating purposes at Nomura and therefore actual results may differ from Nomura’s expectations because of price fluctuations of individual equities.

Credit Risk Management

Credit risk is the risk of loss arising from an obligor’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. This includes both on and off-balance sheet exposures. It is also the risk of loss arising through CVA associated with deterioration in the creditworthiness of a counterparty. Nomura manages credit risk on a global basis and on an individual Nomura legal entity basis.

Credit Risk Management Framework

The measurement, monitoring and management of credit risk at Nomura are governed by a set of global policies and procedures. Credit Risk Management (“CRM”), a global function within the Risk Management Division, is responsible for the implementation and maintenance of these policies and procedures. These policies are authorized by the GRMC and/or Global Risk Strategic Committee, prescribe the basic principles of credit risk management and set delegated authority limits, which enables CRM personnel to set credit limits.

Credit risk is managed by CRM together with various global and regional risk committees. This helps to ensure transparency of material credit risks and compliance with established credit limits, the approval of material extensions of credit and the escalation of risk concentrations to appropriate senior management.

Credit Risk Management Process

CRM operates as a credit risk control function within the Risk Management Division, reporting to the CRO. The process for managing credit risk at Nomura includes:

•	Evaluation of likelihood that a counterparty defaults on its payments and obligations;

•	Assignment of internal ratings to all active counterparties;

•	Approval of extensions of credit and establishment of credit limits;

•	Measurement, monitoring and management of Nomura’s current and potential future credit exposures;

•	Setting credit terms in legal documentation; and

•	Use of appropriate credit risk mitigants including netting, collateral and hedging.

The scope of credit risk management includes counterparty trading and various debt or equity instruments including loans, private equity investments, fund investments, investment securities and any other as deemed necessary from a credit risk management perspective.

The evaluation of counterparties’ creditworthiness involves a thorough due diligence and analysis of the business environments in which they operate, their competitive positions, management and financial strength and flexibility. Credit analysts also take into account the corporate structure and any explicit or implicit credit support. CRM evaluates credit risk not only by counterparty, but also by counterparty group.

Following the credit analysis, CRM estimates the probability of default of a given counterparty or obligor through an alphanumeric ratings scale similar to that used by rating agencies and a corresponding numeric scale. Credit analysts are responsible for assigning and maintaining the internal ratings, ensuring that each rating is reviewed and approved at least annually.

Nomura’s internal rating system employs a range of ratings models to achieve global consistency and accuracy. These models are developed and maintained by the Risk Methodology Group. Internal ratings represent a critical component of Nomura’s approach to managing counterparty credit risk. They are frequently used as key factors in:

•	Establishing the amount of counterparty credit risk that Nomura is willing to take to an individual counterparty or counterparty group (setting of credit limits);

•	Determining the level of delegated authority for setting credit limits (including tenor);

•	The frequency of credit reviews (renewal of credit limits);

•	Reporting counterparty credit risk to senior management within Nomura; and

•	Reporting counterparty credit risk to stakeholders outside of Nomura.

The Credit Risk Control Unit (“CRCU”) is a function within the Risk Model Validation Group which is independent of CRM. It seeks to ensure that Nomura’s internal rating system is properly reviewed and validated, and that breaks or issues are reported to senior management for timely resolution. The unit is responsible for ensuring that the system remains accurate and predictive of risk and provides periodic reporting on the system to senior management.

For regulatory capital calculation purposes, Nomura has been applying the Foundation Internal Rating Based Approach in calculating credit risk-weighted assets since the end of March 2011. The Standardized Approach is applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk-weighted assets.

Internal ratings are mapped to the probabilities of default (“PD”) which in turn are used for calculating credit risk-weighted assets. PDs are estimated annually by the Risk Methodology Group and validated by the CRCU through testing of conservativeness and backtesting of PDs used in calculations.

Credit Limits and Risk Measures

Internal ratings form an integral part in the assignment of credit limits to counterparties. Nomura’s credit limit framework is designed to ensure that Nomura takes appropriate credit risk in a manner that is consistent with its overall risk appetite. Global Credit policies define the delegated authority matrices that establish the maximum aggregated limit amounts and tenors that may be set for any single counterparty group based on their internal rating.

Nomura’s main type of counterparty credit risk exposures arise from derivatives transactions or securities financing transactions. Credit exposures against counterparties are managed by means of setting credit limits based upon credit analysis of individual counterparty. Credit risk is managed daily through the monitoring of credit exposure against approved credit limits and the ongoing monitoring of the creditworthiness of Nomura’s counterparties. Changes in circumstances that alter Nomura’s risk appetite for any particular counterparty, sector, industry or country are reflected in changes to the internal rating and credit limit as appropriate.

Nomura’s global credit risk management systems record credit limits and capture credit exposures to Nomura’s counterparties allowing CRM to measure, monitor and manage utilization of credit limits, ensure appropriate reporting and escalation of limit breaches.

For derivatives and securities financing transactions, Nomura measures credit risk primarily by way of a Monte Carlo-based simulation model that determines a Potential Exposure profile at a specified confidence level. The exposure calculation model used for counterparty credit risk management has also been used for the Internal Model Method based exposure calculation for regulatory capital reporting purposes since the end of December 2012. Loans and lending commitments are measured and monitored on both a funded and unfunded basis.

Wrong Way Risk

Wrong Way Risk (“WWR”) occurs when exposure to a counterparty is highly correlated with the deterioration of creditworthiness of that counterparty. Nomura has established global policies that govern the management of WWR exposures. Stress testing is used to support the assessment of WWR embedded within existing portfolios and adjustments are made to credit exposures and regulatory capital, as appropriate.

Stress Testing

Stress Testing is an integral part of Nomura’s management of credit risk. Regular stress tests are used to support the assessment of credit risks by counterparties, sectors and regions. The stress tests include potential concentrations that are highlighted as a result of applying shocks to risk factors, probabilities of default or rating migrations.

Risk Mitigation

Nomura utilizes financial instruments, agreements and practices to assist in the management of credit risk. Nomura enters into legal agreements, such as the International Swap and Derivatives Association, Inc. agreements or equivalent (referred to as “Master Netting Agreements”), with many of its counterparties. Master Netting Agreements allow netting of receivables and payables and reduce losses potentially incurred as a result of a counterparty default. Further reduction in credit risk is achieved through entering into collateral agreements that allow Nomura to obtain collateral from counterparties either upfront or contingent on exposure levels, changes in credit rating or other factors.

Credit Risk to Counterparties in Derivatives Transaction

The credit exposures arising from Nomura’s trading-related derivatives as of March 31, 2023 are summarized in the table below, showing the positive fair value of derivative assets by counterparty credit rating and by remaining contractual maturity. The credit ratings are internally determined by Nomura’s CRM.

	Billions of yen
	Years to Maturity					Cross- Maturity Netting(1)	Total Fair Value	Collateral obtained	Replacement cost(3)
Credit Rating	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years
							(a)	(b)	(a)-(b)
AAA	¥41	¥38	¥3	¥4	¥50	¥(107)	¥29	¥2	¥27
AA	260	362	224	55	626	(1,212)	315	47	268
A	425	437	233	149	808	(1,678)	374	101	273
BBB	193	123	79	51	342	(395)	393	134	259
BB and lower	68	135	26	24	41	(217)	77	384	—
Other(2)	37	103	82	101	723	(1,121)	(75)	103	—

Sub-total	¥1,024	¥1,198	¥647	¥384	¥2,590	¥(4,730)	¥1,113	¥771	¥827
Listed	435	63	1	—	—	(192)	307	230	77

Total	¥1,459	¥1,261	¥648	¥384	¥2,590	¥(4,922)	¥1,420	¥1,001	¥904

(1)

Represents netting of derivative liabilities against derivatives assets entered into with the same counterparty across different maturity bands. Derivative assets and derivative liabilities with the same counterparty in the same maturity band are net within the relevant maturity band. Cash collateral netting against net derivative assets in accordance with ASC 210-20 “Balance Sheet—Offsetting” and ASC 815 “Derivatives and Hedging” is also included.

(2)	“Other” comprises unrated counterparties and certain portfolio level valuation adjustments not allocated to specific counterparties.

(3)	Zero balances represent instances where total collateral received is in excess of the total fair value; therefore, Nomura’s credit exposure is zero.

Country Risk

At Nomura, country risk is defined as the risk of loss arising from country-specific events (such as political, economic, legal and other events) that affect counterparties and/or issuers within that country, causing those counterparties and/or issuers to be unable to meet financial obligations. Nomura’s country risk framework acts as a complement to other risk management areas and encompasses a number of tools including, but not limited to, country limits, which restrict credit exposure concentration to any given country. Other tools to manage country risk include country ratings as well as country risk policies and procedures that describe responsibilities and delegation for decision-making.

Nomura’s credit portfolio remains well-diversified by country and concentrated towards highly-rated countries. The breakdown of top 10 country exposures is as follows:

Billions of yen
Top 10 Country Exposures(1)	(As of March 31, 2023)
United States	4,876
Japan	2,610
United Kingdom	1,158
Singapore	277
Switzerland	235
Luxembourg	220
Canada	204
India	200
Hong Kong	139
France	137

(1)	The table represents the Top 10 country exposures as of March 31, 2023 based on country of risk, combining counterparty and inventory exposures.

- Counterparty exposures include cash and cash equivalents held at banks; the outstanding default fund and initial margin balances posted by Nomura to central clearing counterparties as legally required under its direct and affiliate clearing memberships; the aggregate marked-to-market exposure by counterparty of derivative transactions and securities financing transactions (net of collateral where the collateral is held under a legally enforceable margin agreement); and the fair value of total commitment amount less any applicable reserves.

- Inventory exposures are the market value of debt and equity securities, and equity and credit derivatives, using the net of long versus short positions.

Russia and Ukraine war

Since the war in Ukraine began in February 2022, Nomura has been actively monitoring the impact of the conflict on the Ukraine and Russian economies, as well as on other financial markets. As of March 31, 2023, the total direct exposure of Nomura to Ukraine and Russia was not significant.

Operational Risk Management

Operational risk is the risk of financial loss resulting from inadequate or failed internal processes, people, and systems or from external events, or non-financial impacts such as violations of laws and regulations or deterioration of the reputation of Nomura. Operational risk includes in its definition Compliance, Legal, IT, and Cyber Security, Fraud, Third Party and other non-financial risks. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), and reputational risk, however, some operational risks can lead to reputational issues and as such operational and reputational risks may be closely linked.

Operational Risk Management Framework

An Operational Risk Management Framework has been established in order to allow Nomura to identify, assess, manage, monitor and report on operational risk. The GRMC, with delegated authority from the EMB has formal oversight over the management of operational risk. This framework is set out below:

Foundation of the risk management framework

•	Policy framework: Sets standards for managing operational risk and details how to monitor adherence to these standards.

•	Training and awareness: Action taken by ORM to improve business understanding of operational risk.

Key risk management activities

•

Event Reporting: This process is used to identify and report any event which resulted in or had the potential to result in a loss or gain or other impact associated with inadequate or failed internal processes, people and systems, or from external events.

•

Risk and Control Self-Assessment (the “RCSA”): This process is used to identify the inherent risks the business faces, the key controls associated with those risks and relevant actions to mitigate the residual risks. Global ORM are responsible for developing the RCSA process and supporting the business in its implementation.

•	Key Risk Indicators (the “KRI”): KRIs are metrics used to monitor the business’ exposure to operational risk and trigger appropriate responses as thresholds are breached.

•

Scenario Analysis: The process used to assess and quantify potential high impact, low likelihood operational risk events. During the process actions may be identified to enhance the control environment.

Outputs from the risk management activities

•

Analysis and reporting: A key aspect of ORM’s role is to analyze, report, and challenge operational risk information provided by business units, and work with business units to develop action plans to mitigate risks.

•	Operational risk capital calculation: Calculate operational risk capital as required under applicable Basel standards and local regulatory requirements.

Regulatory Capital Calculation for Operational Risk

Nomura uses the Standardized Approach for calculating regulatory capital for operational risk. This involves using a three-year average of gross income allocated to business lines, which is multiplied by a fixed percentage (the “Beta Factor”) determined by the FSA, to establish the amount of required operational risk capital.

Nomura uses consolidated net revenue as gross income, however for certain consolidated subsidiaries, gross operating profit is used as gross income. Gross income allocation is performed by mapping the net revenue of each business segment as defined in Nomura’s management accounting data to each business line defined in the Standardized Approach as follows:

Business Line	Description	Beta Factor
Retail Banking	Retail deposit and loan-related services	12%
Commercial Banking	Deposit and loan-related services except for Retail Banking business	15%
Payment and Settlement	Payment and settlement services for clients’ transactions	18%
Retail Brokerage	Securities-related services mainly for individuals	12%
Trading and Sales	Market-related business	18%
Corporate Finance	M&A, underwriting, secondary and private offerings, and other funding services for clients	18%
Agency Services	Agency services for clients such as custody	15%
Asset Management	Fund management services for clients	12%

•

Nomura calculates the required amount of operational risk capital for each business line by multiplying the allocated annual gross income amount by the appropriate Beta Factor defined above. The operational risk capital for any gross income amount not allocated to a specific business line is determined by multiplying such unallocated gross income amount by a fixed percentage of 18%.

•

The total operational risk capital for Nomura is calculated by aggregating the total amount of operational risk capital required for each business line and unallocated amount and by determining a three-year average. Where the aggregated amount for a given year is negative, then the total operational risk capital amount for that year will be calculated as zero. In any given year, negative amounts in any business line are offset against positive amounts in other business lines. However, negative unallocated amounts are not offset against positive amounts in other business lines and are calculated as zero.

•	Operational risk capital is calculated at the end of September and March each year.

Model Risk Management

Model Risk is the risk of financial loss, incorrect decision making, or damage to the firm’s credibility arising from Model errors or incorrect or inappropriate Model application.

To effectively manage the Firm’s Model Risk, Nomura has established a Model Risk Management Framework to govern the development, ownership, validation, approval, usage, ongoing monitoring, and periodic review of the Firm’s Models. The framework is supported by a set of policies and procedures that articulate process requirements for the various elements of the model lifecycle, including monitoring of model risk with respect to the Firm’s appetite.

New models and material changes to approved models must be independently validated prior to official use. Thresholds to assess the materiality of model changes are defined in Model Risk Management’s procedures. During independent validation, validation teams analyze a number of factors to assess a model’s suitability, identify model limitations, and quantify the associated model risk, which is ultimately mitigated through the imposition of approval conditions, such as usage conditions, model reserves and capital adjustments. Approved models are subject to Model Risk Management’s periodic review process and ongoing performance monitoring to assess their continued suitability. Appropriately delegated Model Risk Management Committees provide oversight, challenge, governance, and ultimate approval of validated Models.

Risk Measures and Controls

Limit Frameworks

The establishment of robust limit monitoring and management is central to appropriate monitoring and management of risk. The limit management frameworks incorporate escalation policies to facilitate approval of limits at appropriate levels of seniority. The Risk Management Division and the Finance Division are responsible for day-to-day operation of these limit frameworks including approval, monitoring, and reporting as required. Business units are responsible for complying with the agreed limits. Limits apply across a range of quantitative measures of risk and across market and credit risks.

New Business Risk Management

The new business approval process represents the starting point for new business in Nomura and exists to support management decision-making and ensure that risks associated with new products and transactions are identified and managed appropriately. The new business approval process consists of two components:

(1)	Transaction committees are in place to provide formal governance over the review and decision-making process for individual transactions. The liability for non-compliance is also clarified.

(2)

The new product approval process allows business unit sponsors to submit applications for new products and obtain approval from relevant departments prior to execution of the new products. The process is designed to capture and assess risks across various risk classes as a result of the new product or business.

The new business approval process continues to seek assuring the sound and effective management to better meet the various changes observed in the market environment.

Stress Testing

Stress testing performed at the Nomura Group seeks to provide comprehensive coverage of risks across different hierarchical levels, and covers different time horizons, severities, plausibilities and stress testing methodologies. The results of stress tests are used in capital planning processes, capital adequacy assessments, liquidity adequacy assessments, recovery and resolution planning, assessments of whether risk appetite is appropriate, and in routine risk management.

Stress tests are run on a regular basis or on an ad hoc basis as needed, for example, in response to material changes in the external environment and/or in the Nomura Group risk profile. The results of stress tests with supporting detailed analysis are reported to senior management and other stakeholders as appropriate for the stress test being performed.

Stress testing is categorized either as sensitivity analysis or scenario analysis and may be performed on a Nomura Group-wide basis or at more granular levels.

•

Sensitivity analysis is used to quantify the impact of a market move in one or two associated risk factors (for example, equity prices, equity volatilities) in order primarily to capture those risks which may not be readily identified by other risk models;

•

Scenario analysis is used to quantify the impact of a specified event across multiple asset classes and risk classes. This is a primary approach used in performing stress testing at the different hierarchical levels of the Nomura Group;

Scenario analysis includes following examples.

•

Nomura Group establishes several stress scenarios to validate risk appetite for capital and liquidity soundness, taking into account the business environment, business’s risk profile, economic environment and forecasts.

•	Group-wide stress to assess the capital adequacy of the Nomura Group under severe but plausible market scenarios is conducted on a quarterly basis at a minimum; and

•

Reverse stress testing, a process of considering the vulnerabilities of the firm and hence how it may react to situations where it becomes difficult to continue its business, and reviewing the results of that analysis, is conducted on an annual basis at a minimum.

Stress testing is an integral part of the Nomura Group’s overall governance and is used as a tool for forward-looking risk management, decision-making and enhancing communication amongst Corporate Functions, Business Divisions, and senior management.

(3) Status of audit

1.	Status of Audits by the Audit Committee

Organization, personnel, and procedures of audits by the Audit Committee

As of March 31, 2023, the Audit Committee is composed of three outside directors and one full-time director who does not concurrently serve as an executive officer and does not execute business operations. All members of the Audit Committee must be independent pursuant to the Sarbanes-Oxley Act of the United States, as well as related Securities and Exchange Commission rules and New York Stock Exchange rules, and in principle one or more members of the Audit Committee must be financial experts.

Position	Name	Experience and Knowledge
Audit Committee Chairperson (outside)	Noriaki Shimazaki	Has a wealth of experience in corporate management and a high level of expertise in international accounting systems, qualifying as a Financial Expert pursuant to the U.S. Sarbanes-Oxley Act

Audit Committee Member (outside)	Mari Sono	With many years of experience as a Certified Public Accountant, has a high level of expertise in corporate accounting

Audit Committee Member (outside)	Victor Chu	Has a wealth of experience in corporate management and the financial industry and a high level of expertise regarding laws, regulations, and corporate governance

Audit Committee Member (full-time)	Shoji Ogawa	Has a wealth of experience and knowledge in the fields of Nomura Group’s governance, internal control and internal audits, primarily through being in charge of Group Internal Audit

On June 27, 2023, Mari Sono retired from her position as an Audit Committee member, and Masahiro Ishizuka was appointed as an Audit Committee member. With many years of experience as a Certified Public Accountant, Masahiro Ishizuka is familiar with international accounting systems and has a high level of expertise, qualifying as a Financial Expert pursuant to the U.S. Sarbanes-Oxley Act.

The Audit Committee establishes audit policies and the division of duties among its members, etc., and in accordance with those policies and duties, monitors and verifies the establishment and operation of the Nomura Group’s internal control system and carries out audits concerning the legality, validity, and efficiency of the execution of duties by directors and executive officers.

In order to increase the effectiveness of audits by the Audit Committee, a full-time director who does not concurrently serve as an executive officer may be appointed as necessary as a full-time Audit Committee member or an “Audit Mission Director.” Furthermore, the Company has established the “Office of Non-Executive Directors and Audit Committee” as a department dedicated to supporting the duties of the Audit Committee and directors. To ensure the independence of the Office of Non-Executive Directors and Audit Committee from business execution, its employees are evaluated by either the Audit Committee or an Audit Committee member designated by the Audit Committee, whose consent is required for the hiring, transfer, or discipline of such employees.

Characteristics of the Audit Committee

•

Regarding matters deemed to be especially important during audit activities, the Audit Committee offers comments and proposals in the form of “Observations of the Audit Committee” included in regular quarterly reports on execution of duties submitted to the Board of Directors, and exchanges views with directors who are not members of the Audit Committee.

•

The chairperson of the Audit Committee also serves as the chairperson of the Audit and Supervisory Committee of Nomura Securities, the Company’s main subsidiary. The Audit Committee engages in audit activities in cooperation with the Audit and Supervisory Committee, including two outside Audit and Supervisory Committee members, and three Audit Mission Directors of Nomura Securities.

•

The Audit Committee conducts audits in an effective and efficient manner also in cooperation with the internal control divisions and with the audit committee members, audit and supervisory committee members, and corporate auditors of domestic and foreign subsidiaries other than Nomura Securities, as well as with the Internal Audit Division and the accounting auditor.

•

The Audit Committee or an Audit Committee member designated by the Audit Committee approves preparation of the implementation plan pertaining to internal audits and the related budget. In addition, the consent of the Audit Committee or an Audit Committee member designated by the Audit Committee is required for appointment or dismissal of the person responsible for the Internal Audit Division.

•	The Audit Committee conducts self-evaluations each year to clarify issues, thereby enhancing audit activities.

The full-time Audit Committee member and Nomura Securities’ three Audit Mission Directors share duties with other Audit Committee members. They audit the status of business execution and related matters through such means as attending or observing important meetings including meetings of the Board of Directors, the Board Risk Committee, and the Internal Controls Committee, as well as the Executive Management Board, the Group Risk Management Committee, and the Steering Committee for Enhancement of Risk Management, and interviewing individuals including executive officers, senior managing directors and key personnel of departments related to internal control, etc., as well as personnel at the retail branch offices, headquarters departments, and overseas offices. They report their findings to the Audit Committee.

Furthermore, the full-time Audit Committee member, Nomura Securities’ three Audit Mission Directors, and members of the Office of Non-Executive Directors and Audit Committee strive to enhance the audit activities of the Nomura Group by means including serving in such positions as directors or corporate auditors of major subsidiaries and monitoring the status of business execution and related matters at such companies.

Activities of the Audit Committee

During the fiscal year under review, the Audit Committee met 15 times, including two global meetings attended by the chairpersons of the audit committees of holding subsidiaries overseeing overseas regions. Each meeting lasted approximately 3 hours and 15 minutes on average. Noriaki Shimazaki, Mari Sono, and Shoji Ogawa attended all meetings, and Victor Chu attended all 10 Audit Committee meetings held on and after June 20, 2022, when he was appointed as an Audit Committee member.

The Audit Committee held a total of 41 interviews with representative executive officers, other executive officers, senior managing directors, key personnel of departments related to internal control, etc., and the accounting auditor. The Audit Committee also received reports on audit activities from the full-time Audit Committee member and Nomura Securities’ three Audit Mission Directors. In addition, the Audit Committee members attended important meetings, held interviews with personnel including executive officers and senior managing directors, as well as the accounting auditor, and examined the execution of duties by directors, executive officers and other personnel, as well as the development and operation of the internal control system.

Main Agenda Items during Audit Committee Meetings	Apr.	May	June	July	Aug.	Oct.	Nov.	Jan.	Feb.	Mar.
Deliberations concerning the Annual Audit Plan and subsequent progress	●						●			●
Deliberations concerning reporting on the execution of duties to the Board of Directors and Observations of the Audit Committee	●			●		●		●
Deliberations concerning the Report of the Audit Committee	●	●
Deliberations concerning evaluation, dismissal, or non-reappointment of the accounting auditor		●	●		●		●		●	●
Approval of the implementation plan pertaining to internal audits and the related budget (changes to the plan are approved as necessary)										●
Deliberations concerning the Audit Committee’s self-evaluation		●	●
Reports from executive officers, senior managing directors, etc. (excluding Internal Audit Division reports)	●		●	●	●	●	●	●	●	●
Reports from the Internal Audit Division	●	●	●	●	●	●	●	●	●	●
Reports from the accounting auditor		●	●	●	●		●		●
Audit activity reports from the full-time Audit Committee member, etc.	●	●	●	●	●	●	●	●	●	●
Discussions with chairpersons of regional audit committees at subsidiaries in Japan and overseas					●		●

(No Audit Committee meetings were held in September or December.)

In the fiscal year under review, the Audit Committee’s main activities and their contents were as follows.

Main Activities	Contents
Reports from executive officers, senior managing directors, etc.

•  Status of execution of duties by the President and Group CEO; Representative Executive Officer and Deputy President; Senior Managing Director of Public Policy and Regulatory Engagement, head of China Committee and CHO; head of Retail; head of Investment Management; CCO; CFO; CRO; CSO; CTO; etc.

•  Reports concerning certifications from the Group CEO and CFO attached to annual reports (Form 20-F), as well as confirmation letters and internal controls reports for annual securities reports

•  Quarterly financial results overview from the CFO

•  Internal Audit reports (including internal audit implementation plans and budget requests)

Reports from the accounting auditor

•  Financial audit plan and quarterly review plans (Japanese standards and U.S. standards)

•  Quarterly review results

•  Results of financial audits required by the Companies Act

•  CAM/KAM (critical/key audit matters)

•  Status and results of the integrated audit concerning consolidated financial statements and internal controls pertaining to financial reporting

•  Results of the Japanese Institute of Certified Public Accountants quality control review, the Certified Public Accountants and Auditing Oversight Board inspection, etc.

•  Status of progress toward audits utilizing advanced digital technologies

Evaluation of multiple audit firms	• Evaluation of multiple audit firms, including the current accounting auditor, primarily by means of proposals and presentations by the audit firms

The Audit Committee also monitors and verifies the performance of the accounting auditor’s duties and conducts annual evaluations to confirm matters including the status of the accounting auditor’s compliance with laws, regulations, and other rules, the quality control structure including its independence and inspection structure, and the effectiveness of audits based on the “Assessment Criteria for the Accounting Auditor” established by the Audit Committee. The full-time Audit Committee member also interviews the person at the accounting auditor responsible for quality control. As a result, because the accounting auditor is maintaining the structures and audit quality required for the audits of the Nomura Group, and because facts falling under the “Policy on Dismissal or Non-reappointment of the Accounting Auditor” established by the Audit Committee were not found, the Audit Committee decided to reappoint the accounting auditor for the fiscal year ending March 31, 2024.

The Nomura Group’s external environment is changing significantly and its business is expanding, while auditing methods are evolving due to technological development. In light of these and other factors, the Audit Committee evaluated multiple audit firms, including the current accounting auditor, primarily by obtaining proposals from them, and as a result of these evaluations, decided to nominate the current accounting auditor as the candidate for appointment in the fiscal year ending March 31, 2026. The fiscal year ending March 31, 2026 was set as the year of appointment because, in the event of a change in accounting auditor, a certain period of time is required to conduct a thorough handover to avoid potential deterioration in audit quality, and to take measures to ensure there are no issues in terms of the new accounting auditor’s independence.

In addition, the status of attendance at or observance of important meetings and of cooperation with the accounting auditor by each member of the Audit Committee during the fiscal year under review was as follows.

Audit Activities	Main Contents	Noriaki Shimazaki Audit Committee Chairperson (outside)	Mari Sono Audit Committee Member (outside)	Victor Chu Audit Committee Member (outside)	Shoji Ogawa Audit Committee Member (full-time)
Attendance at or observance of important meetings	• Board of Directors meetings	11/11 times	11/11 times	10/11 times	11/11 times
	• Board Risk Committee meetings	5/5 times	—	4/5 times	5/5 times
	• Internal Controls Committee meetings	4/4 times	—	—	4/4 times

Cooperation with the accounting auditor	• Monthly meetings with the accounting auditor and the senior managing director in charge of Group Internal Audit (regular tri-party audit meetings)	12/12 times	—	—	12/12 times

During the fiscal year under review, the full-time Audit Committee member, Nomura Securities’ Audit Mission Directors, and members of the Office of Non-Executive Directors and Audit Committee serving as the corporate auditors of domestic subsidiaries conducted a total of 280 interviews, etc. with executive officers, senior managing directors, and key domestic and overseas personnel under their authority, as well as others including the accounting auditor. They also interviewed a total of 251 personnel in Japan and overseas.

Annual Audit Plan and Key Audit Items

The Audit Committee prepares an Annual Audit Plan for each business year.

From a Group-wide, global, and risk-based perspective, the Annual Audit Plan for the fiscal year under review set the following key audit items, and audits were implemented accordingly: 1) establishing a sound corporate culture, 2) enhancing the effectiveness of governance frameworks, 3) upgrading the internal control system and dealing with risk, and 4) initiatives to achieve mid-to-long term management strategies.

Key Audit Items and Main Focal Points of Audits	Audit Committee’s Views Regarding Key Audit Items

1)  Establishing a sound corporate culture

(1)  Establishing awareness of appropriate conduct and risk culture

(2)  Strengthening of management by the first line of defense and establishing customer-oriented business operations

As a result of spreading awareness of the Nomura Group Code of Conduct and promoting Group-wide conduct risk management, employees’ awareness of professional ethics, conduct, and compliance improved. In addition, cultivation of a risk culture is progressing as a result of the Risk Management Enhancement Program, but efforts still need to be made to continue establishing a sound corporate culture in order to earn greater trust from customers and society.

2)  Enhancing the effectiveness of governance framework

(1)  Enhancement of the Board of Directors’ oversight role

(2)  Strengthening of the framework for management of Group companies in Japan and overseas

(3)  Appropriate disclosure of non-financial information

Evaluation of the effectiveness of the Board of Directors resulted in a high rating overall, but it is important to further develop a robust process whereby the vision of the management team and directors is clearly communicated to all present at Board of Directors meetings, and Board members discuss in depth the pathway to achieving that vision, and properly monitor progress.

3)  Upgrading the internal control system and dealing with risk

(1)  Proactive measures to address a range of risks

(2)  Strengthening and enhancing the internal control system through use of human resources, technology, etc.

(3)  Strengthening of the entire Group’s operational resilience over the mid-to-long term

The global business environment is increasingly in turmoil due to changing monetary policies and geopolitical risks, as well as the series of management problems that occurred at European and the U.S. financial institutions. Each Corporate Function therefore needs to take proactive measures to prepare for a range of risks including legal, compliance, and conduct-related risks; IT and cyber-related risks; business continuity-related risks; and human capital-related risks.

4)  Initiatives to achieve mid-to-long term management strategies

(1)  Implementation of strategies to achieve the goals of the management vision for the fiscal year ending March 2025

(2)  Swift response to issues related to capital policy and booking

(3)  Promotion of sustainability initiatives through the main business to contribute to creating a sustainable society

(4)  Provision of the best possible services through development of financial services that leverage digital technologies

The Nomura Group is expanding and bolstering its private services, guided by its management vision of achieving sustainable growth by helping resolve social issues. In doing so, the Group needs to improve its profitability and respond to the demand for actions to implement management that is conscious of the cost of capital and the stock price.

PDCA (Plan, Do, Check, Act) Cycle for Audit Activities

In addition to conducting audits according to the Annual Audit Plan and offering comments and proposals to the Board of Directors each quarter in the form of the Observations of the Audit Committee, the Audit Committee also reviews audit activities during, and at the end of, the fiscal year. Moreover, the full-time Audit Committee member and the Audit Mission Directors of Nomura Securities hear from the executive side about progress in responding to the Observations of the Audit Committee once every quarter and report the relevant progress to the Audit Committee, thereby ensuring mutual communication with the executive side and more effective monitoring and verification of its response by means of the Observations of the Audit Committee.

During its review of audit activities, the Audit Committee lists matters confirmed or discovered during auditing, and points that require confirmation. In this way it reinforces the holistic interconnections between individual audit activities originating in the Annual Audit Plan, and reports such as the Observations of the Audit Committee, and ensures that recognized issues are incorporated into the Annual Audit Plan for the following fiscal year. In addition, the Audit Committee strives to collaborate with the Internal Audit Division by, for instance, informing the senior managing director in charge of Group Internal Audit of recognized issues and incorporating them into the internal audit implementation plan for the following fiscal year.

2.	Status of internal audit

Organization, Personnel and Procedures for Internal Audit

In order to ensure effective and adequate internal controls, the Company has established the Internal Audit Division which is independent from the business execution functions and reports directly to the Audit Committee. The Group Internal Audit Department placed in the Company and similar internal audit units placed in its major domestic and foreign subsidiaries conduct internal audits of business and corporate functions across the Nomura Group with a total of just under 220 staff members.

In order to utilize audit resources effectively and efficiently, the Nomura Group’s Internal Audit Division endeavors to develop and implement the Internal Audit Plan by carrying out risk assessments of each business and operation to be audited and determine the allocation of audit resources depending on the type and/or degree of inherent risks.

Interworking of Internal Audits, Audit Committee Audits and Accounting Audits and the Relationship of these Audits to Internal Control Divisions

The Audit Committee coordinates with the Internal Audit Division by receiving reports from the Senior Managing Director in charge of Internal Audit or Audit Committee members, regarding matters such as the development/operation of internal audit organization and the progress of internal audits. Any matters worthy of special mention are included in the periodic reports from the Audit Committee to the Board of Directors. Through such reports, the Outside Directors recognize audit issues, etc. and provide advice, etc., as necessary, to executives.

In addition, the Audit Committee makes recommendations to Executive Officers concerning changes to the Internal Audit Plan, implementation of additional audits or the formulation of remedial measures.

Concerning the Accounting Auditor, the Audit Committee has the authority to approve the Accounting Auditor’s annual audit plan, receive reports and explanations regarding the accounting audit from the Accounting Auditor at least once each quarter, exchange information from time to time with the Accounting Auditor, review the method for the audits by the Accounting Auditor and the appropriateness of their results and examine the relevant financial statements, etc. In addition, audit fees to be paid to the Accounting Auditor are approved by the Audit Committee upon an explanation from the Chief Financial Officer (CFO). Furthermore, regarding services rendered by the Accounting Auditor and its affiliates to the Company and its subsidiaries and the fees to be paid, the Company has procedures for deliberation and prior approval by the Audit Committee upon the request of the CFO, pursuant to the U.S. Sarbanes-Oxley Act of 2002 and the relevant rules of the U.S. Securities and Exchange Commission. Moreover, regarding non-assurance services rendered by the Accounting Auditor and its affiliates to the Company and its subsidiaries, the Company has procedures for prior concurrence by the Audit Committee upon the request of the CFO, pursuant to the Code of Ethics for Professional Accountants and relevant rules.

In addition, the Audit Committee members receive reports directly from the Accounting Auditor as necessary, and the Chairman of Audit Committee and the full-time Audit Committee member hold regular meetings with the Accounting Auditor and the Senior Managing Director in charge of Internal Audit to share and exchange opinions on matters such as the recognition of audit issues, thereby enhancing the audit activities of the Nomura Group.

Efforts to Ensure the Effectiveness of Internal Audits

As described above, the Audit Committee ensures the effectiveness of internal audits by working with the Internal Audit Division, including receiving reports directly from the Senior Managing Director in charge of Internal Audit on the development/operation of internal audit organization? and the progress of internal audits, as well as requesting that the Internal Audit Plan be established based on the audit points that are deemed necessary to be reviewed.

In addition, the formulation of the Internal Audit Plan and Budget shall be subject to the approval of the Audit Committee or a member of the Audit Committee designated by the Audit Committee. The election and dismissal of the Head of the Internal Audit Division shall require the consent of the Audit Committee or a member of the Audit Committee designated by the Audit Committee.

3.	Status of accounting audit

a.	Name of auditing firm

Ernst & Young ShinNihon LLC

b.	Duration of the auditor’s assignment

Since 1973 (Including periods between 1978 and 2002 in joint audit with other auditing firms )

c.	The certified accountants who executed the audit work

Names of the accountants	Names to which the accountants belong to
Designated and Operating Partner Hiroki Matsumura	Ernst & Young ShinNihon LLC
Designated and Operating Partner Hisashi Yuhara	Ernst & Young ShinNihon LLC
Designated and Operating Partner Shinichi Hayashi	Ernst & Young ShinNihon LLC
Designated and Operating Partner Toshiro Kuwata	Ernst & Young ShinNihon LLC

Note: Years of the accountants’ assignment is omitted due to less than seven years.

d.	Composition of the assistants assigned to the audit work

Certified public accountants:                 42    persons

Others:                                                   140   persons

Note: Others include those who passed the Certified Public Accountant Examination and system auditors.

e.	Accounting Auditor Selection Policy and Reasons

The Audit Committee confirmed and verified the status of performance of the accounting auditor’s duties by speaking directly with the accounting auditor concerning such performance and hearing opinions from the Finance Division and the Internal Audit Division within the Company. As facts falling under the “Policy on Dismissal or Non-reappointment of the Accounting Auditor” established by the Audit Committee were not found, the Audit Committee deemed it appropriate to reappoint the accounting auditor.

f.	Policy on Dismissal or Non-reappointment of the Accounting Auditor

1.

If any of the items stipulated under Article 340, Paragraph 1 of the Companies Act apply to the accounting auditor, the Audit Committee shall consider dismissal of the accounting auditor, and if dismissal is determined to be reasonable, the Audit Committee shall dismiss the accounting auditor by unanimous consent of all members of the Audit Committee. In such event, an Audit Committee member designated by the Audit Committee shall report the dismissal of the accounting auditor and reasons for dismissal at a general meeting of shareholders to be convened immediately after the dismissal.

2.

In cases where the Audit Committee determines that the accounting auditor is unsuitable, or that provision of a more appropriate audit structure is needed, a proposal on dismissal or non-reappointment of the accounting auditor shall be submitted to the annual general meeting of shareholders.

g.	Evaluation of Accounting Auditor by the Audit Committee

Having evaluated the accounting auditor, the Audit Committee recognizes that the accounting auditor has the specialized knowledge of financial product evaluation and U.S. GAAP, etc., as well as the global networks, required to audit the Nomura Group, and that appropriate audits were conducted during the fiscal year under review.

Moreover, as stated in “Activities of the Audit Committee” above, the Audit Committee evaluated multiple audit firms and decided to nominate the current accounting auditor as the candidate for appointment in the fiscal year ending March 2026.

The main activities comprising the evaluation process were as follows.

Timing	Main Activities

May 2022	• Deliberations within the Audit Committee concerning the implementation of evaluation of audit firms

Aug. 2022

•  Exchange of views with the Finance Division and the Internal Audit Division concerning the implementation of evaluation of audit firms

•  Deliberations within the Audit Committee concerning the method and schedule, etc. for evaluation of audit firms

Nov. 2022	• Exchange of views within the Audit Committee’s global meeting concerning the implementation of evaluation of audit firms • Requests for proposals (RFPs) sent to audit firms

From sending RFPs to Feb. 2023	• Information provided to audit firms and Q&A • Receipt of proposals and presentations by audit firms

Feb. to Mar 2023

•  Additional explanations, etc. provided by audit firms

•  Exchange of views with the Finance Division, the Internal Audit Division, and the IT Division concerning audit firms’ proposals

•  Deliberations within the Audit Committee concerning the evaluations of audit firms

Apr. 2023	• Decision by the Audit Committee to nominate the current accounting auditor as the candidate for appointment in the fiscal year ending March 2026

The Audit Committee received explanations from audit firms regarding the items below and made a decision that took all relevant factors into account, including the audit firms’ current business environment. To that end, the Committee conducted exhaustive discussions focusing primarily on the audit firms’ audit structure, knowledge regarding fair value assessment of financial products, potential to undertake digital auditing, and audit fees.

1)	Audit firm overview (audits performed, details of member firms, digitalization initiatives, etc.)

2)	Status of legal and regulatory compliance

3)	Audit firm’s quality control structure

4)	Measures proposed for Nomura Group audits (e.g., global auditing structure, greater added value through enhanced technology, labor-saving initiatives)

5)	Other matters of relevance (e.g., handover when the accounting auditor changes, non-audit services available to the Nomura Group)

4.	Audit fees, etc.

a.	Details of fees to Ernst & Young ShinNihon LLC

	(in millions of yen)
	Year ended March 31, 2022		Year ended March 31, 2023
	Audit	Non-audit	Audit	Non-audit
Company	¥966	¥66	¥801	¥48
Consolidated subsidiaries	394	64	385	87

Total	¥1,360	¥130	¥1,186	¥135

Ernst & Young ShinNihon LLC provides certain non-audit services, such as, accounting advice and comfort letter, which are not included in the scope of services prescribed in Article 2, Paragraph 1 of Certified Public Accountants Act, with the Company.

b.	Details of fees to Ernst & Young and its member firm companies other than Ernst & Young ShinNihon LLC (Except a.)

	(in millions of yen)
	Year ended March 31, 2022		Year ended March 31, 2023
	Audit	Non-audit	Audit	Non-audit
Company	¥—	¥0	¥—	¥0
Consolidated subsidiaries	2,437	340	2,834	801

Total	¥2,437	¥340	¥2,834	¥801

Ernst & Young ShinNihon LLC is a member firm of Ernst & Young. Ernst & Young and its member firm companies other than Ernst & Young ShinNihon LLC also provide a various type of services, such as supporting tax filings and tax compliances with the Company and its consolidated subsidiaries.

c.	Other details of significant fees based on audit attestation

Not applicable

d.	Approval of audit fees

Our Audit Committee is to agree on audit fee level for Ernst& Young ShinNihon LLC after our Chief Financial Officer (“CFO”) considers the appropriate fee level in order to practice a high quality audit based on the previous performance, audit scope, audit procedure, audit system, annual plans and etc. With respect to non-audit services to be provided by Ernst& Young ShinNihon LLC, Ernst& Young and its member firm companies, our Audit Committee receives the application from our CFO and makes the pre-approval decision on these services after reviewing the details and estimated fee levels for each engagement, pursuant to its internal policies.

e.	Agreement by audit committee on audit fee

The Audit Committee has received necessary documents and reports from the Chief Financial Officer (“CFO”), relevant internal divisions, and the Accounting Auditor, and has confirmed the structure of the Accounting Auditor’s audit team, audit plan, audit status, the status of the maintenance of the structure for controlling quality of the audit firm, and the basis for the calculation of estimated remuneration, etc. Additionally, the Audit Committee conducts pre-approval procedures in accordance with Article 202 of the Sarbanes-Oxley Act of 2002, etc. Based on the result of such confirmations and procedures, the Audit Committee has verified the compensation, etc. of the Accounting Auditor and determined that it is at a reasonable level to maintain and improve audit quality, and has given the Companies Act Article 399 Paragraph 1 consent.

(4) Compensation of Statutory Officers

Our compensation program for our Statutory Officers is outlined as following. ”Statutory Officers” refers to directors and any statutorily designated officers of an entity; Statutory designated officers refer to “Directors” and “Executive Officers.”

1. Compensation Program of Statutory Officers

The following table presents a summary of the key elements of the compensation program provided to our Statutory Officers.

Items	Overview of our Compensation Program of Statutory Officers

Key performance indicator (KPI) used for Performance-Linked Compensation

Return on Equity (ROE).

Please see “Item 2. Operating and Financial Review- 4.Operating, Financial and Cash Flow Analyses by Management -(1) Operating Results-Progress on Key Performance Indicators ” for calculation methodology.

Basis of Performance-Linked Compensation	Determined through consideration of factors such as quantitative evaluation based on the actual results for the KPI against the target values, and qualitative benchmarking against competitor compensation programs by the Compensation Committee.

Basis of compensation of each Statutory Officers	Determined by factors such as individual roles and responsibilities, respective jurisdiction’s regulations and compensation level in addition to other qualitative elements.

Nominating Committee and Compensation Committee	Chairman: Kazuhiko Ishimura (Outside Director) Member: Takahisa Takahara (Outside Director) Member: Koji Nagai (Chairman of Board of Directors, non-executive director)

2. Compensation Policy and Compensation Scheme

(1) Compensation policy

Compensation for Statutory Officers of Nomura Holdings Inc.’s (“NHI”) is subject to two policies: the Nomura Group compensation policy that applies to our employees and Statutory Officers (the “Basic Policy”) and the Compensation Policy for Directors and Executive Officers of NHI (the “Policy for Statutory Officers”) that applies to Statutory Officers. We have developed these policies to enable us to achieve sustainable growth, deliver long-term growth in shareholder value, deliver excellence to our clients, enhance our competitive strength in the global markets and enhance our reputation. The Compensation Committee reviews and updates these policies at least annually.

We have established a compensation policy for our officers and employees, including Senior Managing Directors of NHI and directors of our subsidiaries but exclude Directors and Executive Officers of NHI. This policy is referred as our “Employee Policy”.

The following picture presents relationship for three policies above.

<a> ”Basic Policy” is as follows:

Compensation Governance

As a company with three Board Committees, as defined under Japanese corporate law, NHI has established an independent statutory Compensation Committee. A majority of the Committee which comprises primarily Outside Directors as members. The Committee has established both our Basic Policy and our Compensation Policy for Statutory Officers, based on which compensation for Directors and Executive Officers of NHI is determined.

With respect to the relevant policies and total compensation for our officers and employees other than NHI’s Statutory Officers, decisions regarding employment and remuneration matters are delegated to our “Human Resources Committee” (“HRC”) by the Executive Management Board of NHI. The HRC is chaired by the Group CEO and at a minimum, composed of the Chief Finance Officer and Chief Risk Management Officer. The HRC determines above matters with support from respective remuneration committees in each region.

Compensation Policies and Practices for Nomura Group’s Talent

We believe our employees are our key assets in contributing to society, as in line with our mission of “We help to enrich society through our expertise in capital markets”.

Compensation for Nomura Group’s Talent is designed to support achieving sustainable corporate growth, increasing corporate value over the medium and long-term and maintaining sound and effective risk management, while contributing to the interest of our shareholders. In addition, to ensure that we attract, retain, motivate and develop talent, the level and structure of remuneration takes into account the roles and responsibilities of individuals as well as the market pay levels in Japan and overseas, and in line with any relevant laws and regulatory expectations.

1) Sustainable corporate growth and increasing corporate value over the medium and long-term

Our employee compensation policies aims to reinforce our corporate philosophy, to promote healthy corporate culture and behavior in line with our “Code of Conduct” and to align to our commitment to Environmental, Social and Governance (“ESG”) considerations.

Based on a pay-for-performance principle, our employee compensation programs are designed to be competitive in the market and aligned to our strategic objectives and the goal of sustainable growth and increasing corporate value over the medium and long-term.

2) Sound and effective risk management

We seek to maintain sound and effective risk management with an appropriate risk appetite. We update performance measurement metrics and indicators which referred to determining compensation by considering both financial and non-financial risks underlying with each business. Qualitative factors such as conduct, compliance, professional ethics and corporate philosophy are also considered in determining the final amount of remuneration provided to each officer and employee, which may include a reduction in compensation as a result of disciplinary actions.

3) Alignment of interests with shareholders

Certain of our officers and employees’ remuneration package includes stock-based compensation awards linked to share price of NHI with an appropriate deferral period applied, in order to align with shareholders’ interests.

In addition, when granting deferred stock-based compensation, in the event of a material revision of our consolidated financial statements or a material violation of applicable rules and policies, employees’ compensation may be subject to suspension, reduction or forfeiture or clawback.

Approval and Revision of the Basic Policy

The approval, amendment or repeal of the Basic Policy are governed by our Compensation Committee of NHI.

<b> ”Policy for Statutory Officers” is as follows:

The compensation of our Statutory Officers consists of base salaries, annual cash bonuses and long-term incentive plans.

1) Base salary

•	Base salary is determined based on factors such as professional background, career history, responsibilities and market compensation levels for similar roles at our competitors.

•

With respect to our Executive Officers, a portion of base salary may be paid in deterred stock-based compensation awards with appropriate vesting periods to align with the medium to long-term interests of our shareholders.

2) Annual bonuses

•

Annual bonuses of Directors and Executive Officers are determined considering both quantitative and qualitative factors. Quantitative factors include financial group and divisional performance. Qualitative factors include the achievement of individual goals and individual contribution.

•	In principle, a certain portion of annual bonus payment are deferred.

•

With respect to the Group CEO, given the overall group responsibilities for business execution, the basic amount of the annual bonus is calculated based on the level of achievement against KPI(s). In addition, competitor benchmarking is considered when determining final annual bonus amount.

•

With respect to Statutory Officers other than the Group CEO, the annual bonus amount is determined in the same way as the CEO annual bonus, namely using a standard baseline and considering factors such as specific roles and responsibilities of individual, relevant local remuneration regulations and compensation levels in each jurisdiction, and individual performance.

•	Audit Committee members and Outside Directors are not eligible to receive a bonus in order to maintain their independence from business execution.

•	Mid-term Incentive Plan

In principle, a certain portion of annual bonus may be granted through deferred stock-based compensation awards with appropriate vesting periods to align with the medium-term interests of shareholders.

•	Clawback

In specific circumstances, unvested bonuses may be subject to forfeitures. Any voluntary resignation, material modification of our consolidated financial statements or, material breaches of our internal policies and regulations, among others, may require such forfeiture. Additionally, clawback provisions may apply to paid and/or vested bonuses.

3) Long-term Incentive Plan

•	Long-term incentive plans may be awarded to Directors and Executive Officers, depending on factors such as their individual responsibilities, and performance.

•

Payments under long-term incentive plans are made when a certain level of achievements are accomplished. Payments are made in stock-based awards with appropriate vesting periods to align with the long-term interests of our shareholders.

<c> ”Employee Policy” is as follows:

Based on our “Basic Policy”, we have established our Employee Policy which applies to our officers and employees, including Senior Managing Directors of NHI and directors of subsidiaries of NHI but excluding our Statutory Officers of NHI.

Matters not provided for in our Employee Policy are governed by the provisions of our Basic Policy.

Compensation Governance

Supervised by the HRC, regional committees governing employee compensation are composed from representatives of Finance, Risk Management, Compliance, Human Resources, and other departments as appropriate. These regional committees implement our global compensation governance rules.

The proposed compensation of control function departments (such as Risk Management, Compliance, and Internal Audit) is not permitted to be determined by our front office business and performance evaluation of employees in these departments is not permitted to be determined solely by performance of the business supported by the individuals.

Compensation Policies and Practices

We believe our employees are our key assets in contributing to society, as in line with our mission of “We help to enrich society through our expertise in capital markets”.

Compensation for our employees is designed to support achieving sustainable corporate growth, increasing corporate value over the medium and long-term and maintaining sound and effective risk management, while at the same time positively contributing to the interest of our shareholders. In addition, to ensure that we attract, retain, motivate and develop talent, the level and structure of remuneration takes into account the roles and responsibilities of individuals as well as market pay levels in Japan and overseas, in line with any relevant laws and regulatory expectations.

1) Sustainable corporate growth and increasing corporate value over the medium and long-term

The compensation policies for our employees aims to realize the Nomura Group corporate philosophy which underpins its “Mission of Contributing to Society” and its “Vision of being a Trusted Partner”, being based on the “Values of Entrepreneurial Leadership, Teamwork and Integrity”, to promote a healthy, diverse corporate culture and the right behavior in line with our “Code of Conduct” and to facilitate a greater alignment with ESG considerations.

Based on a pay-for-performance principle, our compensation programs are designed to be competitive in the market and aligned to our strategic objectives and the goal of sustainable growth and increasing corporate value over the medium and long-term.

Compensation at Nomura reflects and aligns with the performance of Nomura Group as a whole, its divisions, as well as individual employees, taking into account both the business strategy and market considerations.

2) Sound and effective risk management

We seek to maintain sound and effective risk management with an appropriate risk appetite. It applies its performance measurement standards and indicators when determining compensation in consideration both financial and non-financial risks in each business, taking a holistic approach. Qualitative factors such as conduct, compliance, professional ethics and corporate philosophy are considered in determining the final amount of remuneration provided to each officer and employee, which may include a reduction in compensation. Risk Management, Compliance and Finance divisions provide key inputs into the overall risk and performance assessment to ensure appropriate consideration of these factors.

The compensation package offered to our employees comprises two key elements:

•	Fixed compensation—reflects the role, responsibilities and experience of the employee; and

•

Variable compensation—designed to incentivize performance, encourage the right behaviors and drive employee growth and development. For higher paid employees, a portion of variable compensation may be deferred, balancing short-term with our medium and long-term interests.

We seek to balance the components of compensation between fixed and variable according to the employee’s role and seniority. In principle, the proportion of compensation that is deferred increases with employee’s compensation. Guaranteed compensation is allowed only in limited circumstances such as for new hires or, where allowed, strategic business needs. Multi-year guarantees are typically prohibited.

3) Alignment of interests with shareholders

Deferred variable compensation intends to align the interests of employees and NHI shareholders, and to encourage a long-term, sustainable approach senior management and highly paid employees. For Nomura Group employees who receive a certain amount of remuneration, a portion of the remuneration is stock-related remuneration linked to shares of NHI with an appropriate deferral period applicable, in order to align with shareholders’ interests.

In addition, when granting stock-related compensation, in the event of a material revision of Nomura Group financial statements or a material violation of Nomura Group rules and policies, employees’ compensation may be subject to suspension, reduction, forfeiture of rights, or, for some employees located in specific jurisdictions/regions even re-payment (so-called “clawbacks”).

Approval and Revision of the Employee Policy

The approval, amendment or repeal of the Employee Policy can be made by our HRC of NHI.

(2) Compensation for Statutory Officers

1) Scheme of Compensation for Statutory Officers.

The following picture presents scheme of compensation for Statutory Officers.

The following table presents total compensation (“TC”) awarded to our President and Group CEO for the year ended March 31, 2023 was as follows.

(Millions of yen, except percentages)

Base salary (Fixed compensation)			Annual bonus (Variable compensation)			Total compensation (TC)
Cash	Deferred stock-based payment awards	Total fixed compensation	Cash	Deferred stock-based compensation awards	Total variable compensation
102.0	17.4	119.4	132.9	132.9	265.8	385.2
26.5%	4.5%	31.0%	34.5%	34.5%	69.0%	100.0%

•	The percentage of base salary (fixed compensation) and annual bonus (variable compensation) as a percentage of TC is approximately 30% and 70%.

•

Deferred stock-based payment awards granted during the year have future vesting requirements before they are settled in NHI common stock. As our President and Group CEO has overall responsibility for Nomura Group performance, approximately 40% of TC is awards through deferred stock-based compensation awards to align with the interests of our shareholders and medium-term incentives.

2) Calculation method of annual bonuses

•	The calculation method for Annual Bonuses for the Statutory Officers, differs depending on the position.

•	Based on ROE, which is our KPI, for the purpose of calculating the Annual Bonus in order to align with our management vision and business strategy.

•	Specific calculation method for annual bonus by position, see the “Policy for Statutory Officers” 2) Annual bonus.

<Result of performance indicator used for the calculation of the Annual Bonus >

Performance Indicator	Target value	Actual value for the Fiscal Year
ROE	8.0%	3.1%

3) Matters relating to Deferred Compensation

(1)	Non-monetary Deferred Compensation (stock-based compensation)

Under our Basic Policy and the Policy for Statutory Officers, basically half of the aggregate amount of the Annual Bonus of the Statutory Officers is paid in deferred compensation, other than for Audit Committee members and Outside Directors, who are not bonus eligible. In principle, stock-based compensation (Restricted Stock Units (“RSUs”)) is granted.

(2)	Outline of current Deferred Compensation Awards.

The outline of current Deferred Compensation Awards is as follows.

Type of award	Key features
RSU awards

•  Introduced as the main form of deferred stock-based compensation award since the year ended March 31, 2018.

•  Settled in the Company’s common stock.

•  Graded vesting period requiring service to Nomura typically over three years.

NSU awards	• Linked to the price of the Company’s common stock Cash-settled in local currency. • Graded vesting period requiring service to Nomura typically over three years.

(3)	Effect of payment of deferred compensation in the form of equity-related compensation

We expect following effects by delivering compensation in the form of deferred stock-based compensation which has vesting term and its economic value of the compensation is linked to the price of the Company’s common stock.

•	Alignment of interests with shareholders.

•	Clawbacks for voluntary resignation and material breach of our internal policies.

•

Medium-term incentives (*) and retention by providing an opportunity for the economic value of Deferred Compensation at the time of grant to grow as a result of an increase in share prices during the period of time from grant to vesting.

* With the introduction of RSUs, as the main form of Deferred Compensation, in principle, payments in respect of Deferred Compensation will consist of share of NHI’s common stock instead of cash over the three year vesting period beginning from the fiscal year following the fiscal year in which the deferred compensation was granted. Since the number of shares to be paid is determined based on the price of NHI’s share at the time of grant, increases in NHI’s share price will increase the economic value of Deferred Compensation at the time of vesting. Since the increase in share prices reflects the increase in corporate value, this form of Deferred Compensation allows for the alignment of interests with those of shareholders, in addition to the medium-term incentive effects achieved for the Statutory Officers.

•	Promotion of cross-divisional collaboration and cooperation by providing a common goal of increasing corporate value over the medium to long term.

As a result of these benefits, deferred compensation awards are also recommended by regulators in key jurisdictions in which we operate.

The vesting period over which our Deferred Compensation awards vest is generally three years or above. This is in line with the “Principles for Sound Compensation Practices” issued by the Financial Stability Board which recommends, among other things, a deferral period of three years or above.

(4)	Clawbacks Provisions in Deferred Compensation Arrangements

Certain triggers such as voluntary resignation, material modification of the financial statements or, material breach of Nomura Group’s internal policies and regulations subject to forfeiture, reduction or clawback (where the individual contracts include a “clawback clause”).

3. Compensation for Statutory Officers

Pursuant to the fundamental approach and framework of compensation as described above, and as a company which adopts a committee-based corporate governance system, the Compensation Committee of NHI determines the compensation of NHI’s Statutory Officers in accordance with our compensation policies.

3-1. Aggregate compensation

1)	Aggregate Compensation for Statutory Officers

The following table presents a summary of aggregate compensation awarded to our Statutory Officers for the year ended March 31, 2023.

		Millions of yen
	Number of People (1)	Year ended March 31, 2023
		Base salary (2,3)	Performance- linked compensation(4)	Non-monetary compensation (Deferred Compensation)(5)	Total
Directors	10	¥354	¥80	¥65	¥499
(Outside Directors included in above)	(8)	(197)	(—)	(—)	(197)
Executive Officers	8	516	688	577	1,781

Total	18	¥871	¥768	¥641	¥2,280

(1)

Includes 1 Executive Officer appointed in October 2022. There were 10 Directors and 8 Executive Officers as of March 31, 2023. Compensation to Directors who were concurrently serving as Executive Officers is included “Executive Officers.”

(2)	Base salary of ¥871 million includes other compensation (commuter pass allowance) of ¥0.25 million.
(3)	In addition to base salary, ¥16 million of corporate housing benefits, including housing allowance and related tax adjustments, were provided to Executive Officers.
(4)	Represents the annual cash bonus paid for the year ended March 31, 2023.
(5)

Represents deferred sock-based compensation awards such as RSU and share options granted in current and prior years recognized as expense in the consolidated financial statement of income for the year ended March 31, 2023.

(6)	Total compensation paid to Outside Directors for their services to subsidiaries of the Company was ¥68 million for the year ended March 31, 2023.

2)	Compensation of Directors and Executive Officers receiving ¥100 million or above

The following table presents details of the compensation paid to our Directors and Executive Officers for the year ended March 31, 2023 where such total amount given to the individual is ¥100 million or above.

			Millions of yen
			Fixed Remuneration (Basic Compensation)			Variable Compensation
Name	Company	Role	Base salary	Deferred stock-based payment	Total fixed compensation	Cash bonus	Deferred stock-based compensation	Total variable compensation	Total compensation(TC)
Koji Nagai	Nomura	Chairman of the Board of Directors	¥91.2	¥0.0	¥91.2	¥79.8	¥79.8	¥159.5	¥250.7
Kentaro Okuda(1)	Nomura	Director, Representative Executive Officer (Group CEO)	¥102.0	¥17.4	¥119.4	¥132.9	¥132.9	¥265.8	¥385.2
Tomoyuki Teraguchi	Nomura	Director, Representative Executive Officer	¥75.6	¥14.4	¥90.0	¥73.1	¥73.1	¥146.2	¥236.2
Toshiyasu Iiyama	Nomura	Executive Officer	¥66.0	¥13.2	79.2	¥53.2	¥53.2	¥106.3	¥185.5
Takumi Kitamura	Nomura	Executive Officer	¥60.0	¥13.2	73.2	¥39.9	¥39.9	¥79.7	¥152.9
Sotaro Kato	Nomura	Executive Officer	¥54.0	¥9.6	63.6	¥33.3	¥33.3	¥66.5	¥130.1
Yosuke Inaida	Nomura	Executive Officer	¥54.0	¥9.6	63.6	¥33.3	¥33.3	¥66.5	¥130.1
Toru Otsuka	Nomura	Executive Officer	¥54.0	¥9.6	63.6	¥33.3	¥33.3	¥66.5	¥130.1
Willcox, Christopher(2)	Nomura	Executive Officer	¥50.8	¥4.8	¥55.6	¥289.5	¥399.8	¥689.3	¥744.9

(1)	In addition to fixed compensation, ¥16 million of corporate housing costs, including housing allowance and related tax adjustments, were provided.
(2)	Appointed as an Executive Officer since October 2022.

3)	Meetings of our Compensation Committee during the year

The following table presents a summary of the meetings held by our Compensation Committee during the year ended March 31, 2023, attendance at such meeting and summary of key matters discussed.

Date	Summary of the discussion and the resolution		Attendance records of the member

April 26, 2022	Resolution:	• Annual bonus in respect of the year ended March 31, 2022.	All members attended

June 20, 2022	Resolution:

•  Appointment of the Director with the right to convoke the board of directors meetings.

•  The Director who reports the executions of the committee’s duties to the board of the directors meetings.

•  The Compensation Policy of Nomura Group and base salary of the Directors and Executive Officers.

•  Base salary of Statutory Officers.

•  Granting of deferred stock-based compensation awards (RSUs) to Directors and Executive Officers.

All members attended

September 26, 2022	Resolution:	• Individual base salary of the Directors and Executive Officers.	All members attended
	Discussion:	• Group CEO compensation.

December 6, 2022	Discussion:	• Director Pay compensation.	All members attended

February 15, 2023	Discussion:	• Review of policies governing compensation for Directors and Executive Officers.	All members attended

March 1, 2023	Reporting:	• Appointment of an Outside Director as an advisor to a subsidiary of the Company.	All members attended

March 31, 2023	Resolution:	• Annual base salary of Statutory Officers the year ended March 31, 2024.	All members attended
	Discussion:	• Review of policies governing compensation for Directors and Executive Officers.

Through discussions and resolutions of the above topics, our Compensation Committee confirmed that compensation for our Directors and Executive Officers in respect of the year ended March 31, 2023 is appropriate and consistent with our relevant compensation policies. A summary of these meetings have been reported to the Board of Directors.

(5) Status of Equity Investment

1. Standards and concepts for classification of equity investment

The pure investment purpose is to obtain profits mainly from capital gain or dividends income.

2. Equity investments held for the purpose of other than pure investment

a.	Method of verifying holding policies and the reasonableness of holding, and the content of assessment by the Board of Directors regarding the appropriateness of holding individual shares

The basic policy for strategic shareholdings and the methods to verify the reasonableness of the holding are as follows.

*

Regarding strategic shareholdings held by the Nomura Group, the Company and its core subsidiaries shall consider the risks and costs involved in holding such shares and perspectives of business strategy, such as opportunities to increase the revenues of the Company’s businesses through the expansion of transactions or business alliances with the company whose shares are held, and shall hold such shares only if such shareholdings will contribute to maintaining/enhancing the corporate value of the Nomura Group.

*

The Board of Directors shall establish the Investment Securities Committee for the purpose of conducting continuous considerations with respect to the purpose of the holding of strategic shareholdings within the Nomura Group.

*

After consideration of the holding status of strategic shareholdings along the lines of the policy by the Investment Securities Committee, concerning stocks whose sale has been determined to be reasonable, the Company shall proceed with the sale of such stocks while taking into consideration the impact on the market and other circumstances.

*	The Board of Directors shall assess the content of what was considered at the Investment Securities Committee.

Nomura, in principle, plans to proceed with the sale of its strategic shareholdings taking into account the market impact and other circumstances that need to be considered. Nomura is examining the rationality of its holdings for which it will continue to hold, based on an internal verification process.

Specifically, Nomura regularly conducts quantitative analyses of all of its strategic holdings. Nomura verifies whether the return on required capital (revenues from transactions with issuer companies and dividends received) exceeds the standard level, and if the standard is met, Nomura allows the consideration of continuous holding and conducts continuous monitoring. If the standard is not met, Nomura will perform qualitative analyses. In the qualitative analyses, Nomura will determine whether to allow the consideration of continuous holding or to purse a sale, taking into account the expected future earnings including medium to long term earnings, the purpose and period of holding, the relationship with the issuer and the local economy, and other significant elements.

Nomura generally holds the Investment Securities Committee twice a year. The Committee examines the quantitative and qualitative elements mentioned above, confirms the significance of holdings, and discusses policies for additional actions. At the Board of Directors meeting held on August 3, 2022 and March 1, 2023, the Board of Directors examined the appropriateness of holdings based on the contents discussed in the Investment Securities Committee, and confirmed the progress of the reduction and sale of shares as a result of the deliberations by the Committee.

b. Number of the different securities and amount on balance sheet

	Securities	Millions of yen
	Number of the different securities	Amount on balance sheet
Non-listed securities	137	16,159
Listed securities	73	69,475

(Securities whose number of shares increased during the fiscal year ended March 31, 2023)

	Securities	Millions of yen
	Number of the different securities	Acquisition cost for the increase in number of shares	Reason for the increase in number of shares
Non-listed securities	1	100	Investment related to sustainability-related fields
Listed securities	—	—	—

(Securities whose number of shares decreased during the fiscal year ended March 31, 2023)

	Securities	Millions of yen
	Number of the different securities	Proceeds from sale of shares
Non-listed securities	8	4,482
Listed securities	5	28,749

c. Information on number of shares, amount on balance sheet, etc. by security

	Year ended March 31, 2023		Year ended March 31, 2022
	in thousand shares	Millions of yen	in thousand shares	Millions of yen
Name of security	Number of shares	Amount on balance sheet	Number of shares	Amount on balance sheet	Purpose, overview of business alliances, and quantitative effect of holding	Holder of the Company’s shares
TOYOTA MOTOR CORPORATION	8,883	16,699	17,765	39,483	B	No
Asahi Group Holdings, Ltd.	2,650	13,049	2,650	11,822	B	No
Japan Exchange Group, Inc.	4,429	8,940	4,429	10,125	D	No
The Chiba Bank, Ltd.	5,693	4,868	5,693	4,128	E	Yes
HIROSE ELECTRIC CO., LTD.	110	1,904	110	1,969	B	Yes
NIPPON EXPRESS HOLDINGS, INC.	206	1,642	206	1,735	B	No (5)
C.Uyemura & Co., Ltd.	229	1,483	229	1,306	B	No
Shizuoka Financial Group, Inc.	1,500	1,427	1,500	1,295	F	No
The Gunma Bank, Ltd.	3,168	1,403	3,168	1,121	A	Yes
Otsuka Holdings Co., Ltd.	300	1,261	300	1,270	B	No
Heiwa Corporation	400	1,052	400	729	B	No
Nishi-Nippon Financial Holdings, Inc.	922	1,003	922	698	A	No (5)
Hirogin Holdings, Inc.	1,500	939	1,500	972	A	No
Juroku Financial Group, Inc.	262	739	262	568	A	No (5)
HOKKO CHEMICAL INDUSTRY CO., LTD.	836	705	836	782	C	Yes
Iyogin Holdings, Inc.	934	702	934	560	A	No (5)
The Musashino Bank, Ltd.	313	696	313	551	G	Yes
Kyushu Financial Group, Inc.	1,395	666	1,395	560	A	No (5)
Seven & i Holdings Co., Ltd.	109	652	109	635	B	No
Nippon Television Holdings, Inc.	548	625	548	698	B	No (5)
AEON Financial Service Co., Ltd.	474	585	474	577	B	No
Tokyo Kiraboshi Financial Group, Inc.	218	573	218	383	H	No (5)
Suruga Bank Ltd.	1,136	527	1,136	465	A	Yes
Mebuki Financial Group, Inc.	1,519	492	1,519	389	I	No
Dai-ichi Life Holdings, Inc.	200	487	200	500	B	No
North Pacific Bank, Ltd.	1,670	464	1,670	401	A	Yes
Procrea Holdings, Inc.	207	435	—	—	A (4)	No (5)
The Hachijuni Bank, Ltd.	693	398	693	282	A	No (5)
The Awa Bank, Ltd.	200	390	200	434	J	Yes
Hokuhoku Financial Group, Inc.	413	382	413	369	A	No (5)
Aichi Financial Group, Inc.	152	327	—	—	A (4)	No
SoundHound AI, Inc	1,066	279	—	—	K (4)	No
TOMONY Holdings, Inc.	723	255	723	237	A	No (5)
The Bank of Nagoya, Ltd.	78	245	78	224	A	Yes
ALPHA SYSTEMS INC.	59	242	59	250	B	No
Japan Transcity Corporation	368	224	368	222	B	Yes
Fukuoka Financial Group, Inc.	88	224	88	208	L	No
The Yamanashi Chuo Bank, Ltd.	187	214	187	178	A	Yes
The Bank of Iwate, Ltd.	100	212	100	185	A	No
NIPPON SHOKUBAI CO., LTD.	40	211	40	213	B	No
Ishii Iron Works Co., Ltd.	70	161	70	206	B	Yes
Daishi Hokuetsu Financial Group, Inc.	54	157	54	136	M	No (5)
The Miyazaki Bank, Ltd.	62	146	62	129	A	Yes
Senshu Ikeda Holdings, Inc.	626	145	626	108	A	No
The Ogaki Kyoritsu Bank, Ltd.	62	110	62	117	A	Yes
Chugin Financial Group, Inc.	119	106	119	104	N	No
THE TOTTORI BANK, LTD.	85	97	85	101	A	No
SHINNIHON CORPORATION	94	88	94	69	A	No
HEIWA REAL ESTATE CO., LTD.	20	76	20	79	B	Yes
The Fukui Bank, Ltd.	50	74	50	71	O	No
The Toho Bank, Ltd.	312	68	312	64	A	Yes
HIRAKAWA HEWTECH CORP.	40	61	40	46	B	Yes
The Yamagata Bank, Ltd.	58	59	58	50	P	Yes
Yamaguchi Financial Group, Inc.	69	56	69	47	A	No
The Shimizu Bank, Ltd.	38	54	38	59	A	Yes
THE OITA BANK, LTD.	25	52	25	49	Q	Yes
The Ehime Bank, Ltd.	61	51	61	57	A	No
THE BANK OF SAGA LTD.	25	41	25	37	A	Yes
THE TOCHIGI BANK, LTD.	139	38	N/A	N/A	A	No
The Miyazaki Taiyo Bank, Ltd.	37	37	N/A	N/A	A	Yes
DENTSU GROUP INC.	—	—	2,400	12,048	B	Yes
The Aomori Bank, Ltd.	—	—	204	390	A	No
KIBUN FOODS INC.	—	—	333	378	B	No
The Aichi Bank, Ltd.	—	—	38	172	A	No
The Chukyo Bank, Ltd.	—	—	26	41	A	No

(Note)

1.	It is difficult to describe the effects of quantitative retention because of the diversified reasons. See (5) 2a for the verification method.

2.	N/A means that the amount of securities on the balance sheet is not more than 1% of shareholders’ equity of the Company and not in top 60.
3.	Purpose, overview of business alliances, and quantitative effect of holding
A:	To create business opportunities, maintain, strengthen, and expand business relationships and relationships with local economies, mainly in the Retail Division.
B:	To create business opportunities, and to maintain, strengthen, and expand business relationships, mainly in the Wholesale Division.
C:	To create business opportunities, maintain, strengthen, and expand business relationships and relationships with local economies, mainly in the Corporate Division.
D:

Nomura Securities Co., Ltd., a subsidiary of the Company, is a trading participant of the Tokyo Stock Exchange. Shares are held in order to contribute to the JPX Group providing an optimal trading platform with fairness, safety, and reliability. In addition, by maintaining and enhancing business relationships between Nomura Group and the JPX Group, the Company aims to create and expand business opportunities, particularly in the Wholesale Division, and maintain and expand business alliances related to BOOSTRY’s operations and business aimed at promoting digital asset-related business initiatives.

E:

Wealth Square Co., Ltd., a subsidiary of the Company, has been offering the discretionary investment management service “TSUBASA Fund Wrap” since March 18, 2021, with The Chiba Bank, Ltd., as a registered financial institution that intermediates the execution of discretionary investment contracts, and Chibagin Securities Co., Ltd., a subsidiary of The Chiba Bank, Ltd., as a financial instruments business operator to which the company entrusts agency services for the execution of discretionary investment contracts. Furthermore, on January 14, 2022, the Company and The Chiba Bank, Ltd., established a joint venture company with Daishi Hokuetsu Bank, Ltd., and The Chugoku Bank, Ltd., specializing in providing financial consulting services online. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Retail Division.

F:

Wealth Square Co., Ltd., a subsidiary of the Company, has been offering the discretionary investment management service “Shizugin Wrap (Wealth Square)” since October 26, 2020, with Shizugin TM Securities Co., Ltd., a subsidiary of Shizuoka Financial Group, Inc., as a financial institution to which the company entrusts agency services for the execution of discretionary investment contracts. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Retail Division.

G:

Wealth Square Co., Ltd., a subsidiary of the Company, has been offering the discretionary investment management service “TSUBASA Wrap” since July 1, 2021, with The Musashino Bank, Ltd., as a registered financial institution that intermediates the execution of discretionary investment contracts, and Chibagin Securities Co., Ltd., a subsidiary of The Chiba Bank, Ltd., as a financial instruments business operator to which the company entrusts agency services for the execution of discretionary investment contracts. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Retail Division.

H:

Wealth Square Co., Ltd., a subsidiary of the Company, has been offering the discretionary investment management service “Kiraboshi Wrap” since August 17, 2020, with Kiraboshi Bank, Ltd., a subsidiary of Tokyo Kiraboshi Financial Group, Inc., as a registered financial institution that intermediates the execution of discretionary investment contracts, and Kiraboshi Life Design Securities Co., Ltd., a subsidiary of Tokyo Kiraboshi Financial Group, Inc., as a financial instruments business operator to which the company entrusts agency services for the execution of discretionary investment contracts. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Retail Division.

I:

Wealth Square Co., Ltd., a subsidiary of the Company, has been offering the discretionary investment management service “Mebuki Fund Wrap” with The Joyo Bank, Ltd. (from October 1, 2021) and The Ashikaga Bank, Ltd. (from October 8, 2021) as a registered financial institutions that intermediate the execution of discretionary investment contracts, and Mebuki Securities Co., Ltd., a subsidiary of Mebuki Financial Group, Inc., (from October 1, 2021) as a financial instruments business operator to which the company entrusts agency services for the execution of discretionary investment contracts. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Retail Division.

J:

Nomura Securities Co., Ltd., a subsidiary of the Company, and The Awa Bank, Ltd., finalized a comprehensive business alliance agreement aimed at providing financial intermediary services on June 26, 2020. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Retail Division.

K:	To create business opportunities, and to maintain, strengthen, and expand business relationships, mainly in Digital Company.
L:

Wealth Square Co., Ltd., a subsidiary of the Company, has been offering the discretionary investment management service “Fund Wrap” or “FFG Corporate Fund Wrap,” aimed towards institutional clients, with The Bank of Fukuoka, Ltd., a subsidiary of Fukuoka Financial Group, Inc., (from November 7, 2016), The Kumamoto Bank, Ltd., (from May 16, 2017), and The Shinwa Bank, Ltd., (currently The Juhachi-Shinwa Bank, Ltd., from May 16, 2017) and FFG Securities Co., Ltd., (from May 7, 2019) as financial institutions that the company entrusts agency services for the execution of discretionary investment contracts. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Retail Division.

M:

The Company and Daishi Hokuetsu Bank, Ltd., a subsidiary of Daishi Hokuetsu Financial Group, Inc., established a joint venture company with The Chiba Bank, Ltd., and The Chugoku Bank, Ltd., on January 14, 2022 specializing in providing financial consulting services online. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in Retail Division.

N:

The Company and The Chugoku Bank, Ltd., a subsidiary of Chugin Financial Group, Inc., established a joint venture company with The Chiba Bank, Ltd., and Daishi Hokuetsu Bank, Ltd., on January 14, 2022 specializing in providing financial consulting services online. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Retail Division.

O:

Nomura Securities Co., Ltd., a subsidiary of the Company, and The Fukui Bank, Ltd., finalized a comprehensive business alliance agreement aimed at providing financial intermediary services on November 11, 2022. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Retail Division.

P:

Wealth Square Co., Ltd., a subsidiary of the Company, has been offering the discretionary investment management service “Fund Wrap” since November 1, 2022, with Nomura Securities Co., Ltd., a subsidiary of the Company as a financial instruments business operator to which the company entrusts agency services for the execution of discretionary investment contracts and The Yamagata Bank, Ltd., as a registered financial institution that intermediates the execution of discretionary investment contracts. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Retail Division.

Q:

Nomura Securities Co., Ltd., a subsidiary of the Company, and The Oita Bank, Ltd., finalized a comprehensive business alliance agreement aimed at providing financial intermediary services on August 22, 2022. Including such partnerships, shares are held in order to maintain, strengthen, and expand business opportunities, business relationships, and relationships with local economies, mainly in the Retail Division.

4.	Due to stock listing, the number of shares is increased.
5.	The issuers whose shares we own do not hold any of our shares, but their subsidiary holds our shares, including those held in trust.

3. Equity investments for pure investment purpose

	Year ended March 31, 2023		Year ended March 31, 2022
	Securities	Millions of yen	Securities		Millions of yen
	Number of the different securities	Amount on balance sheet	Number of the different securities		Amount on balance sheet
Non-listed securities	15	684	14		827
Listed securities	—	—	—		—

Year ended March 31, 2023
Millions of yen
	Dividends received	Gains on sale	Gains on valuation
Non-listed securities	—	35	*	(1)
Listed securities	—	—	—

(Note)

(1)	There is no market price of non-listed securities, therefore not included in the table.

4. Equity investments reclassified from held for the purpose of pure investment to held for the purpose of other than pure investment during the fiscal year ended March 31, 2023

None

5. Equity investments reclassified from held for the purpose of other than pure investment to held for the purpose of pure investment during the fiscal year ended March 31, 2023

None

Item 5. Financial Information

1. Preparation Method of Consolidated Financial Statements and Unconsolidated Financial Statements

(1)

Pursuant to Article 95 of “Ordinance on Terminology, Forms and Preparation Methods of Consolidated Financial Statements”(Ministry of Finance Ordinance No. 28, 1976), the consolidated financial statements were prepared in accordance with the accounting principles which are required in order to issue American Depositary Shares (“ADS”), i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(2)

The consolidated financial statements were prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustment has been made to comply with above-mentioned principles in (1).

(3)

The unconsolidated financial statements of the Company were prepared based on the “Ordinance on Terminology, Forms and Preparation Methods of Financial Statements”(Ministry of Finance Ordinance No. 59, 1963) (the “Ordinance”). Also, the financial statements of the Company are prepared in accordance with Article 127 of the Ordinance.

2. Audit Certificate

Under Article No.193-2-1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon LLC performed audits of the consolidated and unconsolidated financial statements for the year ended March 31, 2023.

3. Specific efforts to ensure the appropriateness of the consolidated financial statements

The Company makes specific efforts to ensure the appropriateness of its consolidated financial statements. Certain internal structures are in place for ensuring the Company’s correct understanding of the accounting standards and the ability to accurately deal with any changes in the standards as well as for maintaining the completeness and appropriateness in disclosure in relation to any significant information which is subject to disclosure requirements.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

		Millions of yen
		March 31
	Note	2022	2023
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥3,316,238	¥3,820,685
Time deposits		320,754	409,082
Deposits with stock exchanges and other segregated cash		426,519	291,480

Total cash and cash deposits		4,063,511	4,521,247

Loans and receivables:
Loans receivable (includes ¥1,210,590 and ¥1,650,115 at fair value)	*2,7	3,579,727	4,013,852
Receivables from customers (includes ¥86,839 and ¥39,107 at fair value)	*2,4	417,661	379,911
Receivables from other than customers (includes ¥10,362 and ¥nil at fair value)		1,069,660	819,263
Allowance for credit losses	*7	(66,346)	(5,832)

Total loans and receivables		5,000,702	5,207,194

Collateralized agreements:
Securities purchased under agreements to resell (includes ¥297,653 and ¥303,499 at fair value)	*2	11,879,312	13,834,460
Securities borrowed		4,997,129	4,283,039

Total collateralized agreements		16,876,441	18,117,499

Trading assets and private equity and debt investments:
Trading assets (includes assets pledged of ¥4,643,412 and ¥5,656,626; includes ¥14,328 and ¥7,043 at fair value)	*2,3	15,230,817	17,509,934
Private equity and debt investments (includes ¥10,770 and ¥18,033 at fair value)	*2	65,193	99,399

Total trading assets and private equity and debt investments		15,296,010	17,609,333

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥426,081 and ¥459,954)		419,047	464,316
Non-trading debt securities (includes assets pledged of ¥17,823 and ¥0)	*2	484,681	337,361
Investments in equity securities (includes assets pledged of ¥606 and ¥953)	*2	133,897	97,660
Investments in and advances to affiliated companies (includes assets pledged of ¥5,038 and ¥5,658)	*7,18	364,281	402,485
Other (includes ¥169,080 and ¥168,780 at fair value)	*2,9	773,586	1,014,707

Total other assets		2,175,492	2,316,529

Total assets		¥43,412,156	¥47,771,802

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

		Millions of yen
		March 31
	Note	2022	2023
LIABILITIES AND EQUITY
Short-term borrowings (includes ¥710,629 and ¥476,212 at fair value)	*2,10	¥1,050,141	¥1,008,541
Payables and deposits:
Payables to customers	*4	1,522,961	1,359,948
Payables to other than customers		1,636,725	1,799,585
Deposits received at banks (includes ¥71,156 and ¥159,505 at fair value)	*2	1,760,679	2,137,936

Total payables and deposits		4,920,365	5,297,469

Collateralized financing:
Securities sold under agreements to repurchase (includes ¥411,847 and ¥666,985 at fair value)	*2	12,574,556	14,217,966
Securities loaned (includes ¥104,606 and ¥82,136 at fair value)	*2	1,567,351	1,556,663
Other secured borrowings		396,291	334,319

Total collateralized financing		14,538,198	16,108,948

Trading liabilities	*2,3	9,652,118	10,557,971
Other liabilities (includes ¥52,110 and ¥34,984 at fair value)	*2,9	1,020,225	1,175,521
Long-term borrowings (includes ¥4,557,326 and ¥4,957,581 at fair value)	*2,10	9,258,306	10,399,210

Total liabilities		40,439,353	44,547,660

Commitments and contingencies (Note 19)	*19
Equity:	*16
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value shares; Authorized—6,000,000,000 shares Issued—3,233,562,601 shares Outstanding—3,017,804,012 and 3,003,679,324 shares		594,493	594,493
Additional paid-in capital		697,507	707,189
Retained earnings		1,606,987	1,647,005
Accumulated other comprehensive income	*15	127,973	318,454

Total NHI shareholders’ equity before treasury stock		3,026,960	3,267,141
Common stock held in treasury, at cost—215,758,589 and 229,883,277 shares		(112,355)	(118,574)

Total NHI shareholders’ equity		2,914,605	3,148,567

Noncontrolling interests		58,198	75,575
Total equity		2,972,803	3,224,142

Total liabilities and equity		¥43,412,156	¥47,771,802

The accompanying notes are an integral part of these consolidated financial statements.

The following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities included in the consolidated balance sheets above. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura beyond the assets held in the VIEs. See Note 6 “Securitizations and Variable Interest Entities” for further information.

	Billions of yen
	March 31
	2022	2023
Cash and cash deposits	¥62	¥23
Trading assets and private equity and debt investments	1,024	1,044
Other assets	125	127

Total assets	¥1,211	¥1,194

Trading liabilities	¥0	¥0
Other liabilities	6	5
Borrowings	892	887

Total liabilities	¥898	¥892

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

		Millions of yen
		Year ended March 31
		2022	2023
Revenue:
Commissions	*4	¥332,344	¥279,857
Fees from investment banking	*4	149,603	113,208
Asset management and portfolio service fees	*4	269,985	271,684
Net gain on trading	*2.3	368,799	563,269
Gain on private equity and debt investments		30,768	14,504
Interest and dividends		284,222	1,114,690
Gain (loss) on investments in equity securities		5,446	(1,426)
Other	*4.9	152,832	130,940

Total revenue		1,593,999	2,486,726
Interest expense		230,109	1,151,149

Net revenue		1,363,890	1,335,577

Non-interest expenses:
Compensation and benefits		529,506	605,787
Commissions and floor brokerage		105,204	119,237
Information processing and communications		184,319	209,537
Occupancy and related depreciation		69,742	66,857
Business development expenses		15,641	22,636
Other	*9	232,855	162,049

Total non-interest expenses		1,137,267	1,186,103

Income before income taxes		226,623	149,474

Income tax expense	*14	80,090	57,798

Net income		¥146,533	¥91,676

Less: Net income (loss) attributable to noncontrolling interests		3,537	(1,110)

Net income attributable to NHI shareholders		¥142,996	¥92,786

		Yen
Per share of common stock:	*11
Basic—
Net income attributable to NHI shareholders per share		¥46.68	¥30.86

Diluted—
Net income attributable to NHI shareholders per share		¥45.23	¥29.74

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen
	Year ended March 31
	2022	2023
Net income	¥146,533	¥91,676
Other comprehensive income (loss):
Change in cumulative translation adjustments:
Change in cumulative translation adjustments	122,468	107,058
Deferred income taxes	(946)	(145)

Total	121,522	106,913

Defined benefit pension plans:
Pension liability adjustment	(404)	16,422
Deferred income taxes	78	(4,793)

Total	(326)	11,629

Own credit adjustments:
Own credit adjustments	60,777	95,047
Deferred income taxes	(12,930)	(22,050)

Total	47,847	72,997

Total other comprehensive income (loss)	169,043	191,539

Comprehensive income	315,576	283,215
Less: Comprehensive income (loss) attributable to noncontrolling interests	6,463	(52)

Comprehensive income attributable to NHI shareholders	¥309,113	¥283,267

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Millions of yen
	Year ended March 31
	2022	2023
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of year	594,493	594,493

Additional paid-in capital
Balance at beginning of year	696,122	697,507
Stock-based compensation awards	1,421	9,411
Changes in ownership interests in subsidiaries	—	287
Changes in an affiliated company’s interests	(36)	(16)

Balance at end of year	697,507	707,189

Retained earnings
Balance at beginning of year	1,533,713	1,606,987
Net income attributable to NHI shareholders	142,996	92,786
Cash dividends	(67,007)	(51,050)
Gain (loss) on sales of treasury stock	(2,715)	(1,718)

Balance at end of year	1,606,987	1,647,005

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	18,316	136,912
Net change during the year	118,596	105,855

Balance at end of year	136,912	242,767

Defined benefit pension plans
Balance at beginning of year	(43,477)	(43,803)
Pension liability adjustment	(326)	11,629

Balance at end of year	(43,803)	(32,174)

Own credit adjustments
Balance at beginning of year	(12,983)	34,864
Own credit adjustments	47,847	72,997

Balance at end of year	34,864	107,861

Balance at end of year	127,973	318,454

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

	Millions of yen
	Year ended March 31
	2022	2023
Common stock held in treasury
Balance at beginning of year	(91,246)	(112,355)
Repurchases of common stock	(39,650)	(24,728)
Sales of common stock	0	0
Common stock issued to employees	18,541	18,509

Balance at end of year	(112,355)	(118,574)

Total NHI shareholders’ equity
Balance at end of year	2,914,605	3,148,567

Noncontrolling interests
Balance at beginning of year	61,513	58,198
Cash dividends	(1,421)	(3,277)
Net income (loss) attributable to noncontrolling interests	3,537	(1,110)
Accumulated other comprehensive income attributable to noncontrolling interests
Cumulative translation adjustments	2,926	1,058
Purchase/sale (disposition) of subsidiary shares, etc., net	1,307	(301)
Other net change in noncontrolling interests	(9,664)	21,007

Balance at end of year	58,198	75,575

Total equity
Balance at end of year	¥2,972,803	¥3,224,142

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended March 31
	2022	2023

Cash flows from operating activities:
Net income	¥146,533	¥91,676
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	59,524	61,424
Stock-based compensation	27,941	35,216
(Gain) loss on investments in equity securities	(5,446)	1,426
(Gain) loss on investments in subsidiaries and affiliates	(79,396)	(23,889)
Equity in earnings of affiliates, net of dividends received	(20,235)	(34,127)
(Gain) loss on disposal of office buildings, land, equipment and facilities	(3,490)	344
Deferred income taxes	3,106	6,137
Changes in operating assets and liabilities:
Time deposits	(23,064)	(70,532)
Deposits with stock exchanges and other segregated cash	(18,408)	170,632
Trading assets and private equity and debt investments	1,254,261	(1,576,531)
Trading liabilities	(284,747)	467,257
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(2,220,493)	(590,424)
Securities borrowed, net of securities loaned	595,116	834,438
Other secured borrowings	2,120	(62,416)
Loans and receivables, net of allowance for credit losses	(412,429)	178,254
Payables	(247,980)	(139,417)
Bonus accrual	(1,865)	(3,319)
Accrued income taxes, net	(37,639)	(42,603)
Other, net	(102,119)	(278,296)

Net cash used in operating activities	(1,368,710)	(974,750)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(111,331)	(171,165)
Proceeds from sales of office buildings, land, equipment and facilities	94,985	63,648
Payments for purchases of investments in equity securities	(300)	(100)
Proceeds from sales of investments in equity securities	2,502	35,499
Increase in loans receivable at banks, net	(112,782)	(84,570)
Decrease (increase) in non-trading debt securities, net	(51,065)	159,558
Business combinations or disposals, net	—	16,950
Decrease in investments in affiliated companies, net	103,437	18,180
Other, net	29,253	945

Net cash provided by (used in) investing activities	(45,301)	38,945

Cash flows from financing activities:
Increase in long-term borrowings	3,895,059	2,337,586
Decrease in long-term borrowings	(2,670,106)	(1,230,365)
Decrease in short-term borrowings, net	(475,509)	(81,925)
Increase in deposits received at banks, net	448,099	326,299
Proceeds from sales of common stock held in treasury	11	4
Payments for repurchases of common stock held in treasury	(39,650)	(24,728)
Payments for cash dividends	(70,714)	(57,262)
Contributions from noncontrolling interests	—	59,718
Distributions to noncontrolling interests	(16,475)	(37,630)

Net cash provided by financing activities	1,070,715	1,291,697

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	149,693	148,552

Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	(193,603)	504,444
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year	3,510,011	3,316,408

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of year	¥3,316,408	¥3,820,852

Supplemental information:
Cash paid during the year for—
Interest	¥225,679	¥1,098,815

Income tax payments, net	¥114,623	¥94,263

The following table presents a reconciliation of cash and cash equivalents, and restricted cash and restricted cash equivalents reported in Deposits with stock exchanges and other segregated cash within the consolidated balance sheets to the total of the same such amounts shown in the statements of cash flows above. Restricted cash and restricted cash equivalents are amounts where access, withdrawal or usage by Nomura is substantively prohibited by a third party entity outside of the Nomura group.

	Millions of yen
	Year ended March 31
	2022	2023
Cash and cash equivalents reported in Cash and cash equivalents	¥3,316,238	¥3,820,685
Restricted cash and restricted cash equivalents reported in Deposits with stock exchanges and other segregated cash	170	167

Total cash, cash equivalent, restricted cash and restricted cash equivalents	¥3,316,408	¥3,820,852

Non-cash—

Total amount of right-of-use assets recognized for the years ended March 31, 2022 and 2023 were ¥32,208 million and ¥36,032 million, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of accounting policies:

Description of business—

Nomura Holdings, Inc. (“Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government clients on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura” within these consolidated financial statements.

Nomura operates its business through various divisions based upon the nature of specific products and services, its main client base and its management structure. On April 1, 2021, the Asset Management Division and the Merchant Banking Division were combined and the Investment Management Division was established. Nomura reports operating results through three business segments: Retail, Investment Management, and Wholesale.

In its Retail segment, Nomura provides investment consultation services mainly to individual clients in Japan. In its Investment Management segment, Nomura mainly provides various investment management services and investment solutions such as establishing and managing investment trusts, discretionary investment services for domestic and overseas investors, investment and management for investment corporation and for funds for institutional investors, and management of Tokumei kumiai (silent partnerships). In its Wholesale segment, Nomura engages in the sales and trading of debt and equity securities, foreign exchange contracts and derivatives globally, and provides investment banking services such as the underwriting and distribution of debt and equity securities as well as mergers and acquisitions and financial advisory.

Basis of presentation—

The accounting and financial reporting policies of Nomura conform to accounting principles generally accepted in the United States (“U.S. GAAP”) as applicable to broker-dealers.

These consolidated financial statements include the financial statements of the Company and other entities in which it has a controlling financial interest. Nomura initially determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (“VIE”) under Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 810 “Consolidation”. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or which do not have sufficient equity at risk for the entities to finance their activities without additional subordinated financial support. Nomura consolidates VIEs where Nomura is the primary beneficiary, which is where (1) Nomura has power to direct the activities of the VIE that is most significantly impact the VIE’s economic performance; and (2) through Nomura’s interest in the VIE, the right to receive benefits or the obligation to absorb losses that could potentially be significant to the VIE, provided that Nomura is not acting as a fiduciary for other interest holders.

For entities other than VIEs, Nomura is generally determined to have a controlling financial interest in an entity when it owns a majority of the voting interests.

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as a holding of 20 to 50 percent of the voting stock of a corporate entity, or at least 3 percent of a limited partnership) are accounted for under the equity method of accounting (“equity method investments”) and reported within Other assets—Investments in and advances to affiliated companies or at fair value by electing the fair value option permitted by ASC 825“Financial Instruments”(“ASC 825”) and reported within Trading assets, Private equity and debt investments or Other assets—Other in consolidated balance sheets, depending on the nature and purpose of the investments.

Equity investments in which Nomura has neither control nor significant influence are carried at fair value, with changes in fair value recognized through the consolidated statements of income and reported within Trading assets, Private equity and debt investments or Other assets—Other in consolidated balance sheets depending on the nature or purpose of the investments.

Certain consolidated entities are investment companies under ASC 946 “Financial Services—Investment Companies” (“ASC 946”). Nomura carries all of their investments at fair value, with changes in fair value recognized through the consolidated statements of income.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s principal subsidiaries include Nomura Securities Co., Ltd. (“NSC”), Nomura Securities International, Inc. (“NSI”), Nomura International plc (“NIP”) and Nomura Financial Products & Services, Inc. (“NFPS”).

All material intercompany transactions and balances have been eliminated on consolidation.

Use of estimates—

Nomura uses accounting estimates to prepare these consolidated financial statements and they require difficult, subjective and complex judgments by management. Such estimates determined by management to be material include estimates regarding the fair value of financial instruments and litigation provisions. Estimates, by their nature, are based on underlying assumptions which require management judgment and depend on the extent of available information. Actual results in future periods may differ from current estimates, which could have a material impact on these consolidated financial statements.

Various references are made throughout the notes to these consolidated financial statements where critical accounting estimates based on management judgment have been made, the nature of the estimates, the underlying assumptions made by management used to derive those estimates and how these estimates affect the amounts reported in these consolidated financial statements.

Fair value of financial instruments—

A significant amount of Nomura’s financial assets and financial liabilities are carried at fair value, with changes in fair value recognized through the consolidated statements of income and/ or the consolidated statements of comprehensive income. Use of a fair value measurement is either specifically required under U.S. GAAP or Nomura makes an election to use a fair value measurement for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition, such as to measure impairment.

In both cases, fair value is generally determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of a principal market, the most advantageous market for the relevant financial asset or financial liability. See Note 2 “Fair value measurements” for further information regarding how Nomura estimates fair value for specific types of financial instruments used in the ordinary course of business.

The fair values of financial assets and financial liabilities of consolidated VIEs which meet the definition of collateralized financing entities are both measured using the more observable fair value of the financial assets and financial liabilities.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowance for current expected credit losses—

Management recognizes allowance for current expected credit losses on financial assets not carried at fair value and certain off-balance sheet financial instruments including unfunded loan commitments not carried at fair value in accordance with ASC 326, “Financial Instruments—Credit Losses” (“ASC 326”).

Current expected credit losses are calculated over the expected life of the financial instruments in scope of the requirements on an individual or a portfolio basis, considering all relevant, reasonable and supportable information available about the collectability of cash flows, including information about past events, current conditions and future forecasts. Accrued interest receivables are excluded from the amortized cost basis of financing receivables when calculating current expected credit losses.

The methodology used by Nomura to determine allowances for current expected credit losses in accordance with the current expected credit losses impairment model (“CECL impairment model”) primarily depends on the nature of the financial instrument and whether certain practical expedients permitted by ASC 326 are applied by Nomura.

Allowances for current expected credit losses against recognized financial instruments are reported in the consolidated balance sheets within Allowance for credit losses while allowances for current expected credit losses against off-balance sheet financial instruments are reported in the consolidated balance sheets within Other liabilities. All movements in the allowances are reported in the consolidated statements of income within Other expenses.

See Note 7 “Financing receivables” for further information including how allowances for current expected credit losses are calculated.

Transfers of financial assets—

Nomura accounts for the transfer of a financial asset as a sale when Nomura relinquishes control over the asset by meeting the following conditions: (a) the asset has been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the asset received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, if, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests held and (c) the transferor has not maintained effective control over the transferred asset.

In connection with its securitization activities, Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government and corporate securities or other types of financial assets. Nomura’s involvement with SPEs includes structuring and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets and does not consolidate the SPE. Nomura may obtain or retain an interest in the financial assets, including residual interests in the SPEs dependent upon prevailing market conditions. Any such interests are carried at fair value and reported within Trading assets in the consolidated balance sheets with the change in fair value reported within Revenue—Net gain on trading in the consolidated statements of income.

Foreign currency translation—

The financial statements of the Company’s subsidiaries and operations are measured using their functional currency which is the currency of the primary economic environment in which the entity operates. All assets and liabilities of subsidiaries and operations which have a functional currency other than Japanese Yen are translated into Japanese Yen at exchange rates at the balance sheet date, and all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are reported within Accumulated other comprehensive income (loss) in NHI shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates at the balance sheet date and the resulting translation gains or losses are credited or charged to the consolidated statements of income.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue from services provided to customers—

Nomura earns revenue through fees and commissions from providing financial services to customers across all three business divisions. These services primarily include trade execution and clearing services, distribution of fund unit services, financial advisory services, underwriting and distribution services and asset management services.

Revenue is recognized when or as the client obtains control of the service provided by Nomura which depends on when each of the key distinct substantive promises made by Nomura within the contract with the client (“performance obligations”) are satisfied. Such performance obligations are generally satisfied at a particularly point in time or, if certain criteria are met, over a period of time.

Revenue from providing distribution of fund units and clearing services is reported in the consolidated statements of income within Revenue—Commissions, revenue from asset management services is reported in Revenue—Asset management and portfolio service fees and revenue from financial advisory services, underwriting and distribution services is reported in Revenue—Fees from investment banking.

Costs to obtain or fulfill the underlying contract to provide services to a client are deferred as assets if certain criteria are met. These deferred costs, which are reported in the consolidated balance sheets within Other assets are released to the consolidated statements of income when the related revenue from providing the service is also recognized or earlier if there is evidence that the costs are not recoverable and therefore impaired.

Trading assets and trading liabilities—

Trading assets primarily comprise debt securities, equity securities and derivative assets which are recognized on the consolidated balance sheets on a trade date basis and loans which are recognized on the consolidated balance sheets on a settlement date basis.

Financial assets are classified as being held for trading when any of the following criteria are met:

•	The financial assets are originated or acquired with the intention to generate profit through sale in the short-term;

•	The financial assets are part of a portfolio of identified financial instruments that are managed together for the purposes of short-term profit or arbitrage profit-taking; or

•	The financial assets are derivative assets.

Trading liabilities primarily comprise short sales of securities and derivative liabilities, which are recognized on the consolidated balance sheets on a trade date basis. Trading assets and liabilities are carried at fair value and changes in fair value are generally reported within Revenue—Net gain on trading in the consolidated statements of income.

Certain nonderivative trading liabilities are held to economically hedge the price risk of specific investments in equity securities held for operating purposes. Changes in fair value of these trading liabilities are reported within Revenue—Gain (loss) on investments in equity securities in the consolidated statements of income.

Collateralized agreements and collateralized financing—

Collateralized agreements consist of reverse repurchase agreements disclosed as Securities purchased under agreements to resell and securities borrowing transactions disclosed as Securities borrowed. Collateralized financing consists of repurchase agreements disclosed as Securities sold under agreements to repurchase, securities lending transactions disclosed as Securities loaned and certain other secured borrowings.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reverse repurchase and repurchase agreements principally involve the buying or selling of securities under agreements with clients to resell or repurchase these securities to or from those clients, respectively. These transactions are generally accounted for as collateralized agreements or collateralized financing transactions and are recognized in the consolidated balance sheets at the amount for which the securities were originally acquired or sold. Certain reverse repurchase and repurchase agreements are carried at fair value through election of the fair value option.

Nomura also enters into Gensaki Repo transactions which are the standard type of repurchase agreement used in Japanese financial markets. Gensaki Repo transactions contain margin requirements, rights of security substitution, and certain restrictions on the client’s right to sell or repledge the transferred securities. Gensaki Repo transactions are accounted for as collateralized agreements or collateralized financing transactions and are recognized on the consolidated balance sheets at the amount that the securities were originally acquired or sold.

Securities borrowing and lending transactions are generally accounted for as collateralized agreements and collateralized financing transactions, respectively. These transactions are generally cash collateralized and are recognized on the consolidated balance sheets at the amount of cash collateral advanced or received. Allowances for current expected credit losses recognized against securities borrowing transactions are not significant due to an ongoing monitoring of collateral and the short expected life of these transactions. Where Nomura acts as lenders in securities borrowing and lending transactions and receives securities that can be sold or pledged as collateral, Nomura recognizes the securities received at fair value within Other assets—Other and the obligation to return those securities as a liability within Other liabilities.

See Note 7 “Financing receivables” for further information including how allowances for current expected credit losses under ASC 326 are determined.

Offsetting of collateralized agreements and collateralized financings

Reverse repurchase agreements and repurchase agreements (including Gensaki Repo transactions) accounted for as collateralized agreements and collateralized financing transactions, respectively, entered into with the same counterparty and documented under a master netting agreement are offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”) are met. These criteria include requirements around the maturity of the transactions, the underlying systems on which the collateral is settled, associated banking arrangements and the legal enforceability of close-out and offsetting rights under the master netting agreement. Similarly, securities borrowing and lending transactions accounted for as collateralized agreements and collateralized financing transactions, respectively, entered into with the same counterparty and documented under a master netting agreement are also offset in the consolidated balance sheets where the specific criteria defined by ASC 210-20 are met.

Other secured borrowings consist primarily of secured borrowings from financial institutions and central banks in the inter-bank money market, and are carried at contractual amounts due.

Trading balances of secured borrowings consist of liabilities related to transfers of financial assets that are accounted for as secured financing transactions rather than sales under ASC 860 “Transfers and Servicing” (“ASC 860”) and are reported in the consolidated balance sheets within Long-term borrowings. The fair value option is generally elected for these transactions, which are carried at fair value on a recurring basis. See Note 6 “Securitizations and Variable Interest Entities” and Note 10 “Borrowings” for further information regarding these transactions.

All Nomura-owned assets pledged to counterparties where the counterparty has the right to sell or repledge the securities, including collateral transferred under Gensaki Repo transactions, are reported parenthetically within Trading assets as Assets pledged in the consolidated balance sheets.

See Note 5 “Collateralized transactions” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives—

Nomura uses a variety of derivatives, including futures, forwards, swaps and options, for both trading and non-trading purposes. Freestanding financial instruments which meet the accounting definition of derivatives are carried at fair value in the consolidated balance sheets and reported within Trading assets or Trading liabilities depending on whether fair value at the balance sheet date is positive or negative, respectively. Certain derivatives embedded in hybrid financial instruments such as structured notes and certificates of deposit are bifurcated from the host contract and are also carried at fair value in the consolidated balance sheets and reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract. Changes in fair value are recognized either through the consolidated statements of income or the consolidated statements of comprehensive income depending on the purpose for which the derivatives are used.

Derivatives used for trading purposes

Derivatives used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value reported in the consolidated statements of income within Revenue—Net gain on trading.

Derivatives held for non-trading purposes

In addition to its trading activities, Nomura uses derivatives for other than trading purposes such as to manage risk exposures arising from recognized assets and liabilities, forecasted transactions and firm commitments. Derivatives held for non-trading purposes comprise derivatives formally designated as fair value or net investment hedges under ASC 815 “Derivatives and Hedging” (“ASC 815”) or economic expense hedges as follows:

Fair value hedges

Nomura designates certain derivative as fair value hedges of interest rate risk and foreign exchange risk arising from specific financial liabilities and foreign currency denominated non-trading debt securities, respectively. These derivatives are effective in reducing the risk associated with the exposure being hedged and they are highly correlated with changes in the fair value of the underlying hedged items, both at inception and throughout the life of the hedging relationship. Changes in fair value of the hedging derivatives are reported together with those of the hedged financial assets and liabilities through the consolidated statements of income within Interest expense and Revenue—Other, respectively.

Net investment hedges

Nomura designates certain derivatives as hedges of the net investment in foreign operations related to specific subsidiaries with non-Japanese Yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates. Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate is excluded from the measurement of hedge effectiveness and are reported in the consolidated statements of income within Revenue—Other. All other movements in fair value of highly effective net investment hedging derivatives are reported through NHI shareholders’ equity within Accumulated other comprehensive income (loss).

Economic expense hedges

Nomura designates certain derivatives as economic expense hedges to manage equity price risk or foreign currency risk of certain expenses arising from forecasted transactions or firm commitments. Changes in fair value of these derivatives are reported in the same line item in the consolidated statements of income where expenses arising from the hedged transactions are reported.

Offsetting of derivatives

Derivative assets and liabilities with the same counterparty documented under a legally enforceable master netting agreement and the related cash collateral receivables and payables are presented on a net basis in the consolidated balance sheets where the specific criteria defined by ASC 210-20 and ASC 815 are met.

Settlement-to-market derivatives

Exchange traded and centrally cleared OTC derivatives typically involve daily variation margin payments and receipts which reflect changes in the fair value of the related derivatives. Such variation margin amounts are accounted for as either a partial settlement of the derivative or as a separate cash collateral receivable or payable depending on the legal form of the arrangement with the relevant central clearing counterparty.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

See Note 3 “Derivatives and hedging activities” for further information.

Loans receivable—

Loans receivable are loans which management intends to hold for the foreseeable future. Loans receivable are either carried at fair value or at amortized cost. Interest earned on loans receivable is reported in the consolidated statements of income within Revenue—Interest and dividends.

Loans receivable carried at fair value

Certain loans which are risk managed on a fair value basis are carried at fair value through election of the fair value option. Nomura makes this election to mitigate volatility in the consolidated statements of income caused by the difference in measurement basis that would otherwise exist between the loans and the derivatives used to risk manage those loans. Changes in the fair value of loans receivable carried at fair value are reported in the consolidated statements of income within Revenue—Net gain on trading.

Loans receivable carried at amortized cost

Loans receivable which are not carried at fair value are carried at amortized cost. Amortized cost represents cost adjusted for deferred fees and direct costs, unamortized premiums or discounts on purchased loans and after deducting applicable allowances for current expected credit losses under ASC 326 which Nomura initially adopted from April 1, 2020.

Loan origination fees, net of direct origination costs, are amortized to Revenue—Interest and dividends as an adjustment to yield over the life of the loan.

Modifications of loans receivable where the borrower is in financial difficulty and Nomura has granted a financial concession are typically accounted for as troubled debt restructurings (“TDRs”).

See Note 7 “Financing receivables” for further information including how allowances for current expected credit losses under ASC 326 are determined.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other receivables—

Receivables from customers include amounts receivable on client securities transactions, amounts receivable from clients for failed to deliver securities and receivables for commissions receivable. Receivables from other than customers include amounts receivable from brokers and dealers for failed to deliver securities, margin deposits, cash collateral receivables for derivative transactions, and net receivables arising from unsettled securities transactions.

These amounts are carried at contractual amounts due less any applicable allowance for current expected credit losses recognized under ASC 326.

See Note 7 “Financing receivables” for further information including how allowances for current expected credit losses under ASC 326 are determined.

Loan commitments—

Unfunded loan commitments written by Nomura are accounted for as either off-balance sheet instruments, or are carried at fair value on a recurring basis either as trading instruments or through election of the fair value option.

These loan commitments are generally accounted for in a manner consistent with the accounting for the loan receivable upon funding. Where the loan receivable will be classified as a trading asset or will be elected for the fair value option, the loan commitment is also generally carried at fair value, with changes in fair value reported in the consolidated statements of income within Revenue—Net gain on trading. Loan commitment fees integral to the loan commitment are recognized as part of the fair value of the commitment.

For loan commitments where the loan will be held for the foreseeable future and will not be elected for the fair value option, Nomura recognizes allowances for current expected credit losses in accordance with ASC 326. Loan commitment fees are generally deferred and recognized over the term of the loan when funded as an adjustment to yield. If drawdown of the loan commitment is considered remote, loan commitment fees are recognized over the commitment period as service revenue.

See Note 7 “Financing receivables” for further information including how allowances for current expected credit losses under ASC 326 are determined.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Payables and deposits—

Payables to customers include amounts payable on client securities transactions and are generally measured at contractual amounts due.

Payables to other than customers include payables to brokers and dealers for failed-to-receive securities, cash collateral payable for derivative transactions, certain collateralized agreements and financing transactions and net payables arising from unsettled securities transactions. Amounts are measured at contractual amounts due.

Deposits received at banks represent amounts held on deposit within Nomura’s banking subsidiaries and are measured at contractual amounts due.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, owned and held for use by Nomura are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are expensed as incurred in the consolidated statements of income.

Leases and subleases entered into by Nomura as either lessor or lessee are classified as either operating or finance leases on inception date in accordance with ASC 842 “Leases”. On lease commencement date, Nomura as lessee recognizes right-of-use (“ROU”) assets and lease liabilities which are reported within Other assets—Office buildings, land, equipment and facilities and Other liabilities, respectively in the consolidated balance sheets.

Lease liabilities are initially measured at present value of the future minimum lease payments over the expected lease term. The future minimum lease payments are discounted using a relevant Nomura incremental borrowing rate as derived from information available at lease commencement date. The expected lease term is generally determined based on the contractual maturity of the lease, and adjusted for periods covered by options to extend or terminate the lease when Nomura is reasonably certain to exercise those options. ROU assets are initially measured at the amount of lease liabilities, and adjusted for any prepaid lease payments, initial direct costs incurred and any lease incentives received.

After lease commencement date, for operating leases Nomura as lessee recognizes lease expense over the lease term generally on a straight-line basis within Occupancy and related depreciation or Information processing and communications in the consolidated statements of income. While for finance leases, Nomura recognizes amortization charges of ROU assets over the lease term and interest expense on finance lease liabilities.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation and amortization charges of owned assets are generally computed using the straight-line method and recognized over the estimated useful lives of each asset. The estimated useful life of an asset takes into consideration technological change, normal deterioration and actual physical usage by Nomura. Leasehold improvements are depreciated over the shorter of their useful life or the term of corresponding lease.

The estimated useful lives for significant asset classes are as follows:

Office buildings	3 to 50 years
Equipment and facilities	3 to 20 years
Software	3 to 10 years

Long-lived assets, including ROU assets and software assets but excluding goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flows generated by the asset is less than the carrying amount of the asset, a loss is recognized to the extent that the carrying value exceeds its fair value.

See Note 8 “Leases” for further information.

Investments in equity securities—

Nomura holds minority stakes in the equity securities of unaffiliated Japanese financial institutions and corporations in order to promote existing and potential business relationships. These companies often have similar investments in Nomura. Such cross-holdings are a customary business practice in Japan and provide a way for companies to manage shareholder relationships.

These investments, which Nomura refers to as being held for operating purposes, are carried at fair value and reported within Other assets—Investments in equity securities in the consolidated balance sheets, with changes in fair value reported within Revenue—Gain (loss) on investments in equity securities in the consolidated statements of income.

Other non-trading debt and equity securities—

Certain subsidiaries within Nomura hold debt securities and minority stakes in equity securities for non-trading purposes. Non-trading securities held by these subsidiaries are carried at fair value and reported within Other assets—Non-trading debt securities and Other assets—Other in the consolidated balance sheets with changes in fair value reported within Revenue—Other in the consolidated statements of income. Realized gains and losses on non-trading securities are reported within Revenue—Other in the consolidated statements of income.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Short-term and long-term borrowings—

Short-term borrowings are defined as borrowings which are due on demand, which have a contractual maturity of one year or less at issuance date, or which have a longer contractual maturity but which contain substantive features outside of Nomura’s control that allows the investor to demand redemption within one year from original issuance date, provided exercise of such features are not considered to be remote. Short-term and long-term borrowings primarily consist of commercial paper, bank borrowings, and certain structured notes issued by Nomura and SPEs consolidated by Nomura, and financial liabilities recognized in transfers of financial assets which are accounted for as financings rather than sales under ASC 860 (“secured financing transactions”). Of these financial liabilities, certain structured notes and secured financing transactions are accounted for at fair value on a recurring basis through election of the fair value option. Other short and long-term borrowings are carried at amortized cost.

Structured notes are debt securities which contain embedded features (often meeting the accounting definition of a derivative) that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variable(s) such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or more complex interest rate calculation. Structured borrowings are borrowings that have similar characteristics as structured notes.

All structured notes and certain structured borrowings issued by Nomura are carried at fair value on a recurring basis through election of the fair value option. This blanket election for structured notes and certain structured borrowings are made primarily to mitigate the volatility in the consolidated statements of income caused by differences in the measurement basis for structured notes and the derivatives used to risk manage those positions and to generally simplify the accounting Nomura applies to these financial instruments.

Changes in the fair value of structured notes elected for the fair value option are reported within Revenue—Net gain on trading in the consolidated statements of income, except for those attributable to Nomura’s own creditworthiness which are reported within Other comprehensive income in the consolidated balance sheets.

See Note 10 “Borrowings” for further information.

Income taxes

Deferred tax assets and liabilities are recognized to reflect the expected future tax consequences of operating loss carryforwards, tax credit carryforwards and temporary differences between the carrying amounts for financial reporting purposes and the tax bases of assets and liabilities based upon enacted tax laws and tax rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is established against deferred tax assets for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Deferred tax assets and deferred tax liabilities that relate to the same tax-paying component within a particular tax jurisdiction are offset in the consolidated balance sheets. Net deferred tax assets and net deferred tax liabilities are reported within Other assets—Other and Other liabilities in the consolidated balance sheets.

Nomura recognizes and measures unrecognized tax benefits based on Nomura’s estimate of the likelihood, based on technical merits, that tax positions will be sustained upon examination based on the facts and circumstances and information available at the end of each reporting period. Nomura adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. The reassessment of unrecognized tax benefits could have a material impact on Nomura’s effective tax rate in the period in which it occurs.

Nomura reports income tax-related interest and penalties within Income tax expense in the consolidated statements of income.

See Note 14 “Income taxes” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-based and other compensation awards—

Stock-based awards issued by Nomura to senior management and other employees are classified as either equity or liability awards depending on the terms of the award.

Stock-based awards such as Stock Acquisition Rights (“SARs”) and Restricted Stock Units (“RSUs”) which are expected to be settled by the delivery of the Company’s common stock are classified as equity awards. For these awards, total compensation cost is generally fixed at the grant date and measured using the grant-date fair value of the award, net of any amount the employee is obligated to pay and estimated forfeitures.

Stock-based awards such as Notional Stock Units (“NSUs”) and Collared Notional Stock Units (“CSUs”) which are expected to be settled in cash are classified as liability awards. Liability awards are remeasured to fair value at each balance sheet date, net of estimated forfeitures with the final measurement of cumulative compensation cost equal to the settlement amount.

For both equity and liability awards, fair value is determined either by using option pricing models, the market price of the Company’s common stock or the price of the third party index, as appropriate. Compensation cost is recognized in the consolidated statements of income over the requisite service period, which generally is equal to the contractual vesting period. Where an award has graded vesting, compensation expense is recognized using the accelerated recognition method.

Certain deferred compensation awards include “Full Career Retirement” (“FCR”) provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination or by claiming FCR during a pre-defined election window if certain criteria based on corporate title and length of service within Nomura are met. The requisite service period for these awards ends on the earlier of the contractual vesting date and the date that the recipients become eligible for or claim FCR.

See Note 13 “Deferred compensation awards” for further information.

Earnings per share—

The computation of basic earnings per share is based on the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the assumed conversion of all dilutive securities based on the most advantageous conversion rate or exercise price available to the investors, and assuming conversion of convertible debt under the if-converted method.

See Note 11 “Earnings per share” for further information.

Cash and cash equivalents—

Nomura defines cash and cash equivalents as cash on hand and demand deposits with banks.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill and intangible assets—

Goodwill is recognized upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment at a reporting unit level during the fourth quarter of each fiscal year, or more frequently during earlier interim periods if events or circumstances indicate there may be impairment. Nomura’s reporting units are at the same level as or one level below its business segments.

Nomura tests goodwill of each separate reporting unit by initially qualitatively assessing whether events and circumstances indicate that it is more likely than not (i.e., greater than 50% likelihood) that a reporting unit’s fair value is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the reporting unit is deemed not to be impaired and no further analysis is required. If it is more likely than not that fair value of the reporting unit is below its carrying value, a quantitative test is then performed. A goodwill impairment loss is recognized through the consolidated statements of income as the excess of the carrying amount of a reporting unit, including goodwill, over its fair value but limited to the total amount of goodwill allocated to the reporting unit. Intangible assets not subject to amortization (“indefinite-lived intangible assets”) are tested for impairment on an individual asset basis during the fourth quarter of each fiscal year, or more frequently during earlier interim periods if events or circumstances indicate there may be impairment. Similar to goodwill, Nomura tests an indefinite-lived intangible asset by initially qualitatively assessing whether events or circumstances indicate that it is more likely than not that the fair value of the intangible asset is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the intangible asset is deemed not to be impaired and no further analysis is required. If it is more likely than not that the fair value of the intangible asset is below its carrying value, the current estimated fair value of the intangible asset is compared with its carrying value. An impairment loss is recognized if the carrying value of the intangible asset exceeds its estimated fair value.

Intangible assets with finite lives (“finite-lived intangible assets”) are amortized over their estimated useful lives and tested for impairment either individually or with other assets (“asset group”) when events and circumstances indicate that the carrying value of the intangible asset (or asset group) may not be recoverable.

A finite-lived intangible asset is impaired when its carrying amount or the carrying amount of the asset group exceeds its fair value. An impairment loss is recognized only if the carrying amount of the intangible asset (or asset group) is not recoverable and exceeds its fair value.

For both goodwill and intangible assets, to the extent an impairment loss is recognized, the loss establishes a new cost basis for the asset which cannot be subsequently reversed.

See Note 9 “Other assets—Office buildings, land, equipment and facilities and Other / Other liabilities” for further information.

Equity method investments—

Nomura’s equity method investments are tested in their entirety for other-than-temporary impairment when there is an indication of impairment. The underlying assets associated with the equity method investments, including goodwill, are not tested separately for impairment. If we conclude that an other-than-temporary impairment exists, the investment is written down to its fair value, which establishes a new cost basis to be used prospectively for application of the equity method investments.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employee benefit plans—

Nomura provides certain eligible employees with various benefit plans, including pensions and other post-retirement benefits. These benefit plans are classified as either defined benefit plans or defined contribution plans.

Plan assets and benefit obligations, as well as the net periodic benefit cost of a defined benefit pension or post-retirement benefit plan, are recognized based on various actuarial assumptions such as discount rates, expected return on plan assets and future compensation levels at the balance sheet date. Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets and unrecognized prior service costs or credits are amortized to net periodic benefit cost on a straight-line basis over the average remaining service life of active employees expected to receive benefits. The overfunded or underfunded status of a plan is reported within Other assets—Other or Other liabilities in the consolidated balance sheets, and changes in funded status are reflected in net periodic benefit cost and Other comprehensive income (loss) on a net-of-tax basis in the consolidated statements of comprehensive income.

The net periodic pension and other benefit cost of defined contribution plans is recognized within Compensation and benefits in the consolidated statements of income when the employee renders service to Nomura, which generally coincides with when contributions to the plan are made.

See Note 12 “Employee benefit plans” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New accounting pronouncements adopted during the current year—

No new accounting pronouncements relevant to Nomura were adopted during the year ended March 31, 2023.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future accounting developments—

The following table presents a summary of new authoritative accounting pronouncements relevant to Nomura which will be adopted on or after April 1, 2023, the expected date of adoption by Nomura and whether the new accounting pronouncement may have a material impact on these consolidated financial statements:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated statements
ASU 2022-02 “Financial instruments – Credit losses (Topic 326): Troubled debt restructurings and vintage disclosures”

•   Eliminates specific recognition and measurement guidance for troubled debt restructurings (“TDRs”). Single guidance to be applied to all modifications when determining whether a modification results in a new receivable or a continuation of an existing receivable;

•   Requires to use a discounted cash flow (“DCF”) or reconcilable method for measurement of current expected credit losses for modified receivables is removed; where a DCF method is used for the measurement, an effective interest rate (EIR) derived from the modified contractual terms should be applied;

•   Enhances disclosures by creditors for modifications of receivables from debtors experiencing financial difficulty in the form of principal forgiveness, an interest rate reduction, other-than-insignificant payment delay or term extension;

•   Augments the current requirements for public business entity creditors to disclose current-period gross write-offs by year of origination (i.e., the vintage year) for financing receivables and net investments in leases.

		Nomura will adopt the amendments from April 1, 2023.	No material financial impact expected unless a significant number of TDRs occur in the future. Certain disclosures about modification of receivables and write-offs will be updated or removed.

ASU 2022-03 “Fair value measurement (Topic 820)”

•   Clarifies that a contractual sale restriction is an entity-specific characteristic and therefore should not be considered in the fair value measurement of an equity security.

•   Enhances disclosures for fair value of investments in equity securities subject to contractual sale restrictions, nature and remaining duration of the restrictions and circumstances that could cause a lapse in the restrictions.

		Nomura currently plans to adopt the amendments from April 1, 2024.	No material financial impact expected.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. Fair value measurements:

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity and debt investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances after initial recognition, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in the principal market for the relevant financial assets or financial liabilities, or in the absence of a principal market, the most advantageous market.

Fair value is usually determined on an individual financial instrument basis consistent with the unit of account of the financial instrument. However, certain financial instruments managed on a portfolio basis are valued as a portfolio, namely based on the price that would be received to sell a net long position (i.e., a net financial asset) or transfer a net short position (i.e., a net financial liability) consistent with how market participants would price the net risk exposure at the measurement date.

Financial assets carried at fair value also include investments in certain funds where, as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.

Increases and decreases in the fair value of assets and liabilities may significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. The valuation of financial instruments is more difficult during periods of market stress as a result of greater volatility and reduced price transparency, such as during the COVID-19 pandemic in 2021 and may therefore require the greater use of judgement in the determination of fair value. Where appropriate, Nomura uses economic hedging strategies to mitigate risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash instruments and over-the-counter (“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable valuation inputs, unobservable parameters or a combination of both. Valuation pricing models use valuation inputs which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized and realized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions. Changes in these valuation adjustments may have a significant impact on our consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the valuation inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk, both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable valuation inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s financial liabilities as is used to measure counterparty credit risk on Nomura’s financial assets.

Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The Valuation Model Validation Group within Nomura’s Risk Management Department reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data.

Fair value hierarchy

All financial instruments carried at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Observable valuation inputs that reflect quoted prices (unadjusted) for identical financial instruments traded in active markets at the measurement date.

Level 2:

Valuation inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the financial instrument.

Level 3:

Unobservable valuation inputs which reflect Nomura assumptions and specific data.

The availability of valuation inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Where valuation models include the use of valuation inputs which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria used to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the amounts of Nomura’s financial instruments carried at fair value on a recurring basis as of March 31, 2022 and 2023 within the fair value hierarchy.

	Billions of yen
	March 31, 2022
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2022
Assets:
Trading assets and private equity and debt investments(2)
Equities(3)	¥2,100	¥1,041	¥14	¥—	¥3,155
Private equity and debt investments(5)	22	—	32	—	54
Japanese government securities	1,730	—	—	—	1,730
Japanese agency and municipal securities	—	184	2	—	186
Foreign government, agency and municipal securities	3,220	2,010	10	—	5,240
Bank and corporate debt securities and loans for trading purposes	—	1,134	220	—	1,354
Commercial mortgage-backed securities (“CMBS”)	—	0	7	—	7
Residential mortgage-backed securities (“RMBS”)	—	1,450	8	—	1,458
Issued/Guaranteed by government sponsored entity	—	1,376	—	—	1,376
Other	—	74	8	—	82
Real estate-backed securities	—	58	79	—	137
Collateralized debt obligations (“CDOs”) and other(6)	—	34	26	—	60
Investment trust funds and other	293	23	0	—	316

Total trading assets and private equity and debt investments	7,365	5,934	398	—	13,697

Derivative assets(7)
Equity contracts	3	874	97	—	974
Interest rate contracts	120	11,755	63	—	11,938
Credit contracts	12	398	33	—	443
Foreign exchange contracts	—	4,777	29	—	4,806
Commodity contracts	1	0	—	—	1
Netting	—	—	—	(16,608)	(16,608)

Total derivative assets	136	17,804	222	(16,608)	1,554

Subtotal	¥7,501	¥23,738	¥620	¥(16,608)	¥15,251

Loans and receivables(8)	—	1,103	205	—	1,308
Collateralized agreements(9)	—	282	16	—	298
Other assets(2)
Non-trading debt securities	117	367	—	—	484
Other(3)(4)	146	136	197	—	479

Total	¥7,764	¥25,626	¥1,038	¥(16,608)	¥17,820

Liabilities:
Trading liabilities
Equities	¥1,796	¥8	¥0	¥—	¥1,804
Japanese government securities	1,098	—	—	—	1,098
Japanese agency and municipal securities	—	0	—	—	0
Foreign government, agency and municipal securities	3,451	1,328	0	—	4,779
Bank and corporate debt securities	—	222	3	—	225
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDOs”) and other(6)	—	3	0	—	3
Investment trust funds and other	76	0	0	—	76

Total trading liabilities	6,421	1,561	3	—	7,985

Derivative liabilities(7)
Equity contracts	2	1,368	87	—	1,457
Interest rate contracts	60	10,826	74	—	10,960
Credit contracts	14	434	66	—	514
Foreign exchange contracts	0	4,795	19	—	4,814
Commodity contracts	0	1	—	—	1
Netting	—	—	—	(16,079)	(16,079)

Total derivative liabilities	76	17,424	246	(16,079)	1,667

Subtotal	¥6,497	¥18,985	¥249	¥(16,079)	¥9,652

Short-term borrowings(11)	¥—	¥653	¥58	¥—	¥711
Payables and deposits(10)(12)	—	63	8	—	71
Collateralized financing(9)	—	516	—	—	516
Long-term borrowings(11)(13)(14)	23	4,055	479	—	4,557
Other liabilities(15)	32	155	32	—	219

Total	¥6,552	¥24,427	¥826	¥(16,079)	¥15,726

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2023
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2023
Assets:
Trading assets and private equity and debt investments(2)
Equities(3)	¥1,906	¥1,111	¥4	¥—	¥3,021
Private equity and debt investments(5)	25	—	52	—	77
Japanese government securities	1,627	—	—	—	1,627
Japanese agency and municipal securities	—	157	2	—	159
Foreign government, agency and municipal securities	3,566	2,221	8	—	5,795
Bank and corporate debt securities and loans for trading purposes	—	1,268	258	—	1,526
Commercial mortgage-backed securities (“CMBS”)	—	—	0	—	0
Residential mortgage-backed securities (“RMBS”)	—	3,402	8	—	3,410
Issued/Guaranteed by government sponsored entity	—	3,265	—	—	3,265
Other	—	137	8	—	145
Real estate-backed securities	—	58	95	—	153
Collateralized debt obligations (“CDOs”) and other(6)	—	35	28	—	63
Investment trust funds and other	307	3	2	—	312

Total trading assets and private equity and debt investments	7,431	8,255	457	—	16,143

Derivative assets(7)
Equity contracts	2	1,052	11	—	1,065
Interest rate contracts	73	12,593	133	—	12,799
Credit contracts	8	232	36	—	276
Foreign exchange contracts	0	4,171	49	—	4,220
Commodity contracts	1	2	—	—	3
Netting	—	—	—	(16,943)	(16,943)

Total derivative assets	84	18,050	229	(16,943)	1,420

Subtotal	¥7,515	¥26,305	¥686	¥(16,943)	¥17,563

Loans and receivables(8)	—	1,498	191	—	1,689
Collateralized agreements(9)	—	286	17	—	303
Other assets(2)
Non-trading debt securities	87	247	3	—	337
Other(3)(4)	188	164	196	—	548

Total	¥7,790	¥28,500	¥1,093	¥(16,943)	¥20,440

Liabilities:
Trading liabilities
Equities	¥2,068	¥13	¥1	¥—	¥2,082
Japanese government securities	1,469	—	—	—	1,469
Japanese agency and municipal securities	—	5	—	—	5
Foreign government, agency and municipal securities	3,579	1,021	0	—	4,600
Bank and corporate debt securities	—	232	3	—	235
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Investment trust funds and other	158	—	0	—	158

Total trading liabilities	7,274	1,271	4	—	8,549

Derivative liabilities(7)
Equity contracts	3	1,602	5	—	1,610
Interest rate contracts	45	12,080	122	—	12,247
Credit contracts	14	276	68	—	358
Foreign exchange contracts	0	4,090	30	—	4,120
Commodity contracts	—	3	—	—	3
Netting	—	—	—	(16,329)	(16,329)

Total derivative liabilities	62	18,051	225	(16,329)	2,009

Subtotal	¥7,336	¥19,322	¥229	¥(16,329)	¥10,558

Short-term borrowings(11)	¥—	¥446	¥30	¥—	¥476
Payables and deposits(10)(12)	—	142	17	—	159
Collateralized financing(9)	—	749	—	—	749
Long-term borrowings(11)(13)(14)	27	4,437	493	—	4,957
Other liabilities(15)	108	175	21	—	304

Total	¥7,471	¥25,271	¥790	¥(16,329)	¥17,203

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)

Investments that are carried at fair value using NAV per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2022 and March 31, 2023, the fair values of these investments which are included in Trading assets and private equity and debt investments were ¥45 billion and ¥47 billion, respectively. As of March 31, 2022 and March 31, 2023, the fair values of these investments which are included in Other assets—Others were ¥3 billion and ¥3 billion, respectively.

(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)

Includes equity investments which comprise listed and unlisted equity securities held for operating purposes in the amounts of ¥101,503 million and ¥32,394 million, respectively, as of March 31, 2022 and ¥69,475 million and ¥28,185 million, respectively, as of March 31, 2023.

(5)

Private equity and debt investments include private non-traded financial instruments including minority private equity and venture capital equity investments and other junior debt investments such as mezzanine debt held for non-trading purposes, and post-IPO investments. These investments also include minority equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.

(6)	Includes collateralized loan obligations (“CLOs”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(7)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(8)	Includes loans and receivables for which the fair value option has been elected.
(9)	Includes collateralized agreements or collateralized financing for which the fair value option has been elected.
(10)	Includes deposits received at banks for which the fair value option has been elected.
(11)	Includes structured notes for which the fair value option has been elected.
(12)

Includes embedded derivatives bifurcated from deposits received at banks. Deposits are adjusted for fair value changes in corresponding embedded derivatives for presentation in the consolidated balance sheets.

(13)

Includes embedded derivatives bifurcated from issued structured notes. Structured notes are adjusted for fair value changes in corresponding embedded derivatives for presentation in the consolidated balance sheets

(14)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(15)	Includes loan commitments for which the fair value option has been elected.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Valuation techniques by major class of financial instrument

The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.

Equities and equity securities reported within Other assets—Equities and equity securities reported within Other assets include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid prices or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. Whilst rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2022 and 2023, respectively. The fair value of unlisted equity securities is determined using the same valuation technique as private equity and debt investments described below and are usually classified in Level 3 because significant valuation inputs such as liquidity discounts and credit spreads are unobservable.

Private equity and debt investments—The determination of fair value of unlisted equity and debt investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity and debt investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) or market multiple valuation technique. A DCF valuation technique incorporates estimated future cash flows to be generated from the investee, as adjusted for an appropriate growth rate discounted at a weighted average cost of capital (“WACC”). Market multiple valuation techniques include comparables such as Enterprise Value/Earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) ratios, Price/Earnings (“PE”) ratios, Price/Book ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements of the investee and the price of comparable companies. A liquidity discount may also be applied to either a DCF or market multiple valuation to reflect the specific characteristics of the investee. The liquidity discount includes considerations for various uncertainties in the model and inputs to valuation. Where possible these valuations are compared with the operating cash flows and financial performance of the investee or properties relative to budgets or projections, PE data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity and debt investments are generally classified in Level 3 since the valuation inputs such as those mentioned above are usually unobservable.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Government, agency and municipal securities—The fair value of Japanese and other G7 government securities is primarily determined using quoted market prices, executable broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified in Level 2 as they are traded in inactive markets. Certain non-G7 securities may be classified in Level 1 because they are traded in active markets. Certain securities may be classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2. These are valued using DCF valuation techniques which include significant unobservable valuation inputs such as credit spreads of the issuer.

Bank and corporate debt securities—The fair value of bank and corporate debt securities is primarily determined using broker or dealer quotations and recent market transactions of identical or similar debt securities if available, but also using DCF valuation techniques. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads, recovery rates and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level 2 because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or credit spreads or recovery rates of the issuer used in DCF valuations are unobservable.

Commercial mortgage-backed securities (“CMBS”) and Residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS are primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs include yields, prepayment rates, default probabilities and loss severities. CMBS and RMBS securities are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. Certain CMBS and RMBS positions will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or one or more of the significant valuation inputs used in DCF valuations are unobservable.

Real estate-backed securities—The fair value of real estate-backed securities is determined using broker or dealer quotations, recent market transactions or by reference to a comparable market index. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. Where all significant inputs are observable, the securities will be classified in Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are valued using DCF or valuation techniques and are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as yields or loss severities.

Collateralized debt obligations (“CDOs”) and other—The fair value of CDOs is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used include market spread data for each credit rating, yields, prepayment rates, default probabilities and loss severities. CDOs are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. CDOs will be classified in Level 3 where one or more of the significant valuation inputs used in the DCF valuations are unobservable.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investment trust funds and other—Publicly traded funds which are valued based on quoted prices in active markets are classified in Level 1 of the fair value hierarchy. Investments in funds that are not publicly traded but Nomura has the ability to redeem its investment at NAV per share on the balance sheet date are valued at NAV and classified in Level 2. Investments in funds which are valued using significant unobservable valuation inputs such as credit spreads of issuer and correlation are classified in Level 3. Investment in funds that are carried at fair value using NAV per share as a practical expedient are not classified in the fair value hierarchy.

Derivatives—Equity contracts—Nomura enters into both exchange-traded and OTC equity derivative transactions such as index and equity options, equity basket options and index and equity swaps. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded equity derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded equity derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC equity derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC equity derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex equity derivatives are classified in Level 3 where dividend yield, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Interest rate contracts—Nomura enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, currency swaps, interest rate options, forward rate agreements, swaptions, caps and floors. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded interest rate derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded interest rate derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC interest rate derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes or Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange (“FX”) rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC interest rate derivatives are classified in Level 3 where interest rate, volatility or correlation valuation inputs are significant and unobservable.

Derivatives—Credit contracts—Nomura enters into OTC credit derivative transactions such as credit default swaps and credit options on single names, indices or baskets of assets. The fair value of OTC credit derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes or Monte Carlo simulation. The significant valuation inputs used include interest rates, credit spreads, recovery rates, default probabilities, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC credit derivatives are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC credit derivatives are classified in Level 3 where credit spread, recovery rate, volatility or correlation valuation inputs are significant and unobservable.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives—Foreign exchange contracts—Nomura enters into both exchange-traded and OTC foreign exchange derivative transactions such as foreign exchange forwards and currency options. The fair value of exchange-traded foreign exchange derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC foreign exchange derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes or Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC foreign exchange derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain foreign exchange derivatives are classified in Level 3 where interest rates, volatility or correlation valuation inputs are significant and unobservable.

Nomura includes valuation adjustments in its estimation of fair value of certain OTC derivatives relating to funding costs associated with these transactions to be consistent with how market participants in the principal market for these derivatives would determine fair value.

Loans and receivables—The fair value of loans and receivables carried at fair value either as trading assets or through election of the fair value option is primarily determined using DCF valuation techniques as quoted prices are typically not available. The significant valuation inputs used are similar to those used in the valuation of corporate debt securities described above. Loans and receivables are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs are observable. Certain loans and receivables, however, are classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2 or credit spreads of the issuer or recovery rates used in DCF valuations are significant and unobservable.

Collateralized agreements and Collateralized financing—The primary types of collateralized agreement and financing transactions carried at fair value are reverse repurchase and repurchase agreements elected for the fair value option. The fair value of these financial instruments is primarily determined using DCF valuation techniques. The significant valuation inputs used include interest rates and collateral funding spreads such as general collateral or special rates. Reverse repurchase and repurchase agreements are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable.

Non-trading debt securities—These are debt securities held by certain non-trading subsidiaries in the group and are valued and classified in the fair value hierarchy using the same valuation techniques used for other debt securities classified as Government, agency and municipal securities and Bank and corporate debt securities described above.

Short-term and long-term borrowings (“Structured notes”)—Structured notes are debt securities issued by Nomura or by consolidated variable interest entities (“VIEs”) which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate (i.e., an embedded derivative).

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of structured notes is determined using quoted prices in active markets for the identical instrument if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, or an internal model which combines DCF valuation techniques and option pricing models, depending on the nature of the embedded features within the structured note. Where an internal model is used, Nomura estimates the fair value of both the underlying debt instrument and the embedded derivative components. The significant valuation inputs used to estimate the fair value of the debt instrument component include yield curves, prepayment rates, default probabilities and loss severities. The significant valuation inputs used to estimate the fair value of the embedded derivative component are the same as those used for the relevant type of freestanding OTC derivative discussed above. A valuation adjustment is also made to the entire structured note in order to reflect Nomura’s own creditworthiness. This adjustment is determined based on recent observable secondary market transactions and executable broker quotes involving Nomura debt instruments and is therefore typically treated as a Level 2 valuation input. Structured notes are generally classified in Level 2 of the fair value hierarchy as all significant valuation inputs and adjustments are observable. Where any unobservable valuation inputs are significant, such as yields, prepayment rates, default probabilities, loss severities, volatilities and correlations used to estimate the fair value of the embedded derivative component, structured notes are classified in Level 3.

Long-term borrowings (“Secured financing transactions”)—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 “Transfer and Servicing” (“ASC 860”) and therefore the transaction is accounted for as a secured borrowing. These liabilities are valued using the same valuation techniques that are applied to the transferred financial assets which remain on the consolidated balance sheets and are therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore, no adjustment is made to reflect Nomura’s own creditworthiness.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Level 3 financial instruments

The valuation of Level 3 financial assets and liabilities is dependent on certain significant valuation inputs which are unobservable. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, non-executable broker quotes or little publicly released information.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be measured using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable valuation input. Other techniques for determining an appropriate value for unobservable valuation input may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

Use of reasonably possible alternative valuation input assumptions to value Level 3 financial instruments will significantly influence fair value determination. Ultimately, the uncertainties described above about input assumptions imply that the fair value of Level 3 financial instruments is a judgmental estimate. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Quantitative and qualitative information regarding significant unobservable valuation inputs

The following tables present quantitative and qualitative information about the significant unobservable valuation inputs used by Nomura to measure the fair value of financial instruments classified in Level 3 as of March 31, 2022 and 2023. These financial instruments will also typically include observable valuation inputs (i.e., Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy. Changes in each of these significant unobservable valuation inputs used by Nomura will impact upon the fair value measurement of the financial instrument. The following tables also illustrate qualitatively how an increase in those significant unobservable valuation inputs might result in a higher or lower fair value measurement at the reporting date and the interrelationship between significant unobservable valuation inputs where more than one is used to determine fair value measurement of the financial instruments.

	March 31, 2022
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)(3)	Impact of increases in significant unobservable valuation inputs(4)(5)	Interrelationships between valuation inputs(6)
Assets:
Trading assets and private equity and debt investments
Equities	¥14	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity and debt investments	32	DCF	WACC Growth rates Liquidity discounts	7.1 – 13.0% 0.0 – 2.0% 5.0 – 30.0%	10.2% 0.7% 18.5%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Liquidity discounts	2.0 – 11.2 x 10.7 – 12.6 x 5.0 – 20.0%	6.9 x 11.6 x 11.9%	Higher fair value Higher fair value Lower fair value	No predictable interrelationship

Foreign government, agency and municipal securities	10	DCF	Credit spreads Recovery rates	0.0 – 1.3% 6.0%	0.7% 6.0%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	220	DCF	Credit spreads Recovery rates	0.1 – 114.7% 0.0 – 100.0%	7.2% 84.4%	Lower fair value Higher fair value	No predictable interrelationship

Commercial mortgage backed securities (“CMBS”)	7	DCF	Yields Loss severities	4.3 – 11.1% 28.3 – 73.0%	4.6% 40.8%	Lower fair value Lower fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	8	DCF	Yields Prepayment rates Loss severities	0.0 – 22.2% 6.9 – 15.0% 0.0 – 99.9%	8.4% 9.5% 6.9%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	79	DCF	Loss severities	0.0 – 21.2%	2.9%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	26	DCF	Yields Prepayment rates Default probabilities Loss severities	5.5 – 27.5% 18.0 – 20.0% 2.0% 0.0 – 100.0%	13.1% 19.5% 2.0% 44.0%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2022
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)(3)	Impact of increases in significant unobservable valuation inputs(4)(5)	Interrelationships between valuation inputs(6)
Derivatives, net:
Equity contracts	¥10	Option models	Dividend yield Volatilities Correlations	0.0 – 12.6% 0.0 – 109.7% (0.80) – 0.97	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(11)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	0.3 – 3.3% 9.2 – 13.9% 34.8 – 128.3 bp (1.00) – 0.98	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(33)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.0 – 428.7% 0.0 – 90.0% 50.0 – 67.6% 0.00 – 0.90	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	10	Option models	Interest rates Volatilities Volatilities Correlations	0.3 – 2.9% 2.4 – 39.3% 13.9 – 24.0 bp (0.25) – 0.84	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	205	DCF	Credit spreads Recovery rates	0.0 – 21.5% 44.0 – 100.0%	6.0% 98.2%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	16	DCF	Repo rate	2.8 – 6.0%	3.6%	Lower fair value	Not applicable

Other assets
Other(7)	197	DCF	WACC Growth rates Liquidity discounts	10.1% 2.0% 10.0%	10.1% 2.0% 10.0%	Lower fair value Higher fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	3.6 – 5.9 x 6.7 – 30.8 x 0.3 – 1.7 x 25.0 – 40.0%	4.4 x 13.1 x 0.9 x 30.6%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Trading Liabilities
Bank and corporate debt securities	3	DCF	Recovery rates	3.9 – 97.0%	84.1%	Higher fair value	Not applicable

Short-term borrowings	58	DCF/ Option models	Volatilities Correlations	5.0 – 97.0% (0.80) – 0.93	— —	Higher fair value Higher fair value	No predictable interrelationship

Payable and deposits	8	DCF/ Option models	Volatilities Volatilities Correlations	9.2 – 11.3% 41.2 – 69.6 bp 0.34 – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	479	DCF	Loss severities	0.0%	0.0%	Lower fair value	Not applicable

		DCF/ Option models	Volatilities Volatilities Correlations	5.0 – 97.0% 41.2 – 69.6 bp (1.00) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Other liabilities	32	DCF	Recovery rates	90.0%	90.0%	Higher fair value	Not applicable

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2023
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)(3)	Impact of increases in significant unobservable valuation inputs(4)(5)	Interrelationships between valuation inputs(6)
Assets:
Trading assets and private equity and debt investments
Equities	¥4	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity and debt investments	52	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.5 – 17.5% 0.0 – 2.0% 7.5 – 10.9% 5.0 – 30.0%	10.1% 0.7% 9.8% 17.1%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Liquidity discounts	2.0 – 11.7 x 11.3 – 24.3 x 5.0 – 20.0%	8.4 x 14.4 x 11.0%	Higher fair value Higher fair value Lower fair value	No predictable interrelationship

Foreign government, agency and municipal securities	8	DCF	Credit spreads Recovery rates	0.0 – 1.7% 6.3 – 18.0%	0.7% 8.1%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	258	DCF	Credit spreads Recovery rates	0.0 – 21.8% 0.0 – 100.0%	5.7% 83.1%	Lower fair value Higher fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	8	DCF	Yields Prepayment rates Loss severities	17.7 – 28.6% 12.0 – 15.0% 0.4 – 99.6%	24.3% 13.2% 20.3%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	95	DCF	Loss severities	1.3 – 70.0%	9.2%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	28	DCF	Yields Prepayment rates Default probabilities Loss severities	6.0 – 38.9% 18.0 – 20.0% 2.0% 50.0 – 100.0%	13.9% 19.0% 2.0% 52.6%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Investment trust funds and other	2	DCF	Liquidity discounts	0.0 – 2.0%	1.0%	Lower fair value	Not applicable

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2023
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs(1)	Weighted Average(2)(3)	Impact of increases in significant unobservable valuation inputs(4)(5)	Interrelationships between valuation inputs(6)
Derivatives, net:
Equity contracts	¥6	Option models	Dividend yield Volatilities Correlations	0.0 – 25.1% 15.4 – 108.6% (0.85) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	11	DCF/ Option models	Interest rates Volatilities	1.0 – 4.4% 10.7 – 14.1%	— —	Higher fair value Higher fair value	No predictable interrelationship
			Volatilities Correlations	38.5 – 147.4 bp (1.00) – 1.00	— —	Higher fair value Higher fair value

Credit contracts	(32)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.1 – 348.3% 0.0 – 90.0% 55.5 – 61.1% 0.23 – 0.90	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	19	Option models	Volatilities Correlations	1.0 – 23.6% 0.18 – 0.74	— —	Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	191	DCF	Credit spreads Recovery rates	0.0 – 25.8% 22.1 – 100.0%	7.1% 74.5%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	17	DCF	Repo rate	2.8 – 6.0%	3.4%	Lower fair value	Not applicable

Other assets
Non-trading debt securities	3	DCF	Credit spreads	0.0%	0.0%	Lower fair value	Not applicable

Other(7)	196	DCF	WACC Growth rates	11.2% 3.0%	11.2% 3.0%	Lower fair value Higher fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	4.0 – 5.4 x 7.4 – 30.8 x 0.3 – 1.6 x 25.0 – 30.0%	4.4 x 10.3 x 0.8 x 29.8%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Trading Liabilities
Bank and corporate debt securities	3	DCF	Recovery rates	4.5 – 95.0%	65.5%	Higher fair value	Not applicable

Short-term borrowings	30	DCF/ Option models	Volatilities Correlations	15.4 – 100.6% (0.80) – 0.95	— —	Higher fair value Higher fair value	No predictable interrelationship

Payable and deposits	17	DCF/ Option models	Volatilities Correlations	10.7 – 11.3% 0.40 – 0.98	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	493	DCF	Loss severities	0.0 – 30.0%	9.0%	Lower fair value	Not applicable

		DCF/ Option models	Volatilities Volatilities Correlations	10.5 – 100.6% 51.9 – 63.6 bp (1.00) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Other liabilities	21	DCF	Recovery rates	40.0 – 98.5%	89.9%	Higher fair value	Not applicable

(1)

Range information is provided in percentages, coefficients and multiples and represents the highest and lowest level significant unobservable valuation input used to value that type of financial instrument. A wide dispersion in the range does not necessarily reflect increased uncertainty or subjectivity in the valuation input and is typically just a consequence of the different characteristics of the financial instruments themselves.

(2)	Weighted average information for non-derivatives is calculated by weighting each valuation input by the fair value of the financial instrument.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Nomura has not provided weighted average information for derivatives as unlike cash products the risk on such products is distinct from the balance sheet value and is subject to netting.
(4)

The above table only considers the impact of an increase in each significant unobservable valuation input on the fair value measurement of the financial instrument. However, a decrease in the significant unobservable valuation input would have the opposite effect on the fair value measurement of the financial instrument. For example, if an increase in a significant unobservable valuation input would result in a lower fair value measurement, a decrease in the significant unobservable valuation input would result in a higher fair value measurement.

(5)

The impact of an increase in the significant unobservable valuation input on the fair value measurement for a derivative assumes Nomura is long risk to the input e.g., long volatility. Where Nomura is short such risk, the impact of an increase would have a converse effect on the fair value measurement of the derivative.

(6)

Consideration of the interrelationships between significant unobservable valuation inputs is only relevant where more than one unobservable valuation input is used to determine the fair value measurement of the financial instrument.

(7)	Valuation techniques and unobservable valuation inputs in respect of equity securities reported within Other assets in the consolidated balance sheets.

Qualitative discussion of the ranges of significant unobservable valuation inputs

The following comments present qualitative discussion about the significant unobservable valuation inputs used by Nomura for financial instruments classified in Level 3.

Derivatives—Equity contracts—The significant unobservable valuation inputs are dividend yield, volatilities and correlations. The range of dividend yields varies as some companies do not pay any dividends, for example due to a lack of profits or as a policy during a growth period, and hence have a zero dividend yield while others may pay high dividends, for example to return money to investors. The range of volatilities is wide as the volatilities of shorter-dated equity derivatives or those based on single equity securities can be higher than those of longer-dated instruments or those based on indices. Correlations represent the relationships between one input and another (“pairs”) and can either be positive or negative amounts. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships throughout the range.

Derivatives—Interest rate contracts—The significant unobservable valuation inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels. The range of volatilities is wide as volatilities of shorter-dated interest rate derivatives are typically higher than those of longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range. All significant unobservable valuation inputs are spread across the ranges.

Derivatives—Credit contracts—The significant unobservable valuation inputs are credit spreads, recovery rates, volatilities and correlations. The range of credit spreads reflects the different risk of default present within the portfolio. At the low end of the range, underlying reference names have a very limited risk of default whereas at the high end of the range, underlying reference names have a much greater risk of default. The range of recovery rates varies primarily due to the seniority of the underlying exposure with senior exposures having a higher recovery than subordinated exposures. The range of volatilities is wide as the volatilities of shorter-dated credit contracts are typically higher than those of longer-dated instruments. The correlation range is positive since credit spread moves are generally in the same direction. Highly positive correlations are those for which the movement is very closely related and in the same direction, with correlation falling as the relationship becomes less strong.

Derivatives—Foreign exchange contracts—The significant unobservable valuation inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is mainly due to the lower end of the range arising from currencies that trade in narrow ranges (e.g., versus the U.S. Dollar) while the higher end comes from currencies with a greater range of movement such as emerging market currencies. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.

Short-term borrowings and Long-term borrowings—The significant unobservable valuation inputs are yields, prepayment rates, default probabilities, loss severities, volatilities and correlations. The range of volatilities is wide as the volatilities of shorter-dated instruments are typically higher than those in longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Movements in Level 3 financial instruments

The following tables present gains and losses as well as increases and decreases of financial instruments carried at fair value on a recurring basis which Nomura classified in Level 3 of the fair value hierarchy for the years ended March 31, 2022 and 2023. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable valuation inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable valuation inputs.

For the years ended March 31, 2022 and 2023, gains and losses related to Level 3 assets and liabilities did not have a material impact on Nomura’s liquidity and capital resources management.

		Billions of yen
		Year ended March 31, 2022
	Balance as of April 1, 2021	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(4)(5)	Transfers out of Level 3(5)	Balance as of March 31, 2022
Assets:
Trading assets and private equity and debt investments
Equities	¥16	¥3	¥—	¥2	¥(9)	¥—	¥1	¥3	¥(2)	¥14
Private equity and debt investments	58	2	—	14	(30)	—	1	—	(13)	32
Japanese agency and municipal securities	2	0	—	0	0	—	—	—	—	2
Foreign government, agency and municipal securities	12	1	—	13	(16)	—	0	2	(2)	10
Bank and corporate debt securities and loans for trading purposes	135	(3)	—	207	(194)	—	16	89	(30)	220
Commercial mortgage-backed securities (“CMBS”)	8	0	—	0	(1)	—	0	—	0	7
Residential mortgage-backed securities (“RMBS”)	6	0		5	(4)	—	1	0	—	8
Real estate-backed securities	106	4	—	370	(395)	—	10	—	(16)	79
Collateralized debt obligations (“CDOs”) and other	23	(4)	—	96	(89)	—	1	—	(1)	26
Investment trust funds and other	0	0	—	16	(16)	—	0	0	—	0

Total trading assets and private equity and debt investments	366	3	—	723	(754)	—	30	94	(64)	398

Derivatives, net(3)
Equity contracts	(41)	43	—	—	—	3	(1)	(31)	37	10
Interest rate contracts	(43)	(7)	—	—	—	13	0	14	12	(11)
Credit contracts	(38)	6	—	—	—	2	(2)	(2)	1	(33)
Foreign exchange contracts	15	(1)	—	—	—	(4)	1	0	(1)	10

Total derivatives, net	(107)	41	—	—	—	14	(2)	(19)	49	(24)

Subtotal	¥259	¥44	¥—	¥723	¥(754)	¥14	¥28	¥75	¥(15)	¥374

Loans and receivables	¥104	¥18	¥—	¥95	¥(89)	¥—	¥16	¥73	¥(12)	¥205
Collateralized agreements	18	(1)	—	2	(5)	—	2	—	—	16
Other assets
Other	185	(2)	0	2	(1)	—	14	0	(1)	197

Total	¥566	¥59	¥0	¥822	¥(849)	¥14	¥60	¥148	¥(28)	¥792

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥0	¥0	¥—	¥0	¥—	¥0	¥0
Foreign government, agency and municipal securities	1	0	—	0	(1)	—	0	—	—	0
Bank and corporate debt securities	5	0	—	5	(6)	—	(1)	8	(8)	3
Collateralized debt obligations (“CDOs”) and other	1	0	—	2	(3)	—	0	0	—	0
Investment trust funds and other	0	0	—	0	0	—	0	—	—	0

Total trading liabilities	¥7	¥0	¥—	¥7	¥(10)	¥—	¥(1)	¥8	¥(8)	¥3

Short-term borrowings	103	(8)	0	152	(136)	—	1	15	(85)	58
Payables and deposits	1	0	0	2	—	—	—	7	(2)	8
Collateralized financing	1	—	—	—	—	—	—	—	(1)	—
Long-term borrowings	547	(6)	2	487	(409)	—	1	41	(192)	479
Other liabilities	35	(26)	—	1	(36)	—	6	0	0	32

Total	¥694	¥(40)	¥2	¥649	¥(591)	¥—	¥7	¥71	¥(288)	¥580

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Billions of yen
		Year ended March 31, 2023
	Balance as of April 1, 2022	Total gains (losses) recognized in net revenue(1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues(2)	Sales / redemptions(2)	Settlements	Foreign exchange movements	Transfers into Level 3(4)(5)	Transfers out of Level 3(5)	Balance as of March 31, 2023
Assets:
Trading assets and private equity and debt investments
Equities	¥14	¥(2)	¥—	¥11	¥(13)	¥—	¥1	¥1	¥(8)	¥4
Private equity and debt investments	32	11	—	27	(18)	—	0	—	—	52
Japanese agency and municipal securities	2	0	—	0	0	—	—	—	—	2
Foreign government, agency and municipal securities	10	0	—	15	(17)	—	0	1	(1)	8
Bank and corporate debt securities and loans for trading purposes	220	(3)	—	273	(266)	—	13	100	(79)	258
Commercial mortgage-backed securities (“CMBS”)	7	0	—	0	0	—	—	0	(7)	0
Residential mortgage-backed securities (“RMBS”)	8	(1)	—	3	(12)	—	0	10	0	8
Real estate-backed securities	79	(10)	—	160	(141)	—	7	—	—	95
Collateralized debt obligations (“CDOs”) and other	26	(6)	—	69	(69)	—	2	10	(4)	28
Investment trust funds and other	0	0	—	64	(62)	—	0	0	—	2

Total trading assets and private equity and debt investments	398	(11)	—	622	(598)	—	23	122	(99)	457

Derivatives, net(3)
Equity contracts	10	(4)	—	—	—	(23)	(4)	11	16	6
Interest rate contracts	(11)	(6)	—	—	—	14	1	9	4	11
Credit contracts	(33)	24	—	—	—	(5)	(3)	0	(15)	(32)
Foreign exchange contracts	10	2	—	—	—	5	2	0	0	19

Total derivatives, net	(24)	16	—	—	—	(9)	(4)	20	5	4

Subtotal	¥374	¥5	¥—	¥622	¥(598)	¥(9)	¥19	¥142	¥(94)	¥461

Loans and receivables	¥205	¥21	¥—	¥85	¥(123)	¥—	¥12	¥65	¥(74)	¥191
Collateralized agreements	16	0	—	—	—	—	1	—	—	17
Other assets
Non-trading debt securities	—	0	—	0	—	—	1	2	—	3
Other	197	(12)	0	10	(14)	—	14	1	—	196

Total	¥792	¥14	¥0	¥717	¥(735)	¥(9)	¥47	¥210	¥(168)	¥868

Liabilities:
Trading liabilities
Equities	¥0	¥(1)	¥—	¥0	¥(2)	¥—	¥0	¥2	¥—	¥1
Foreign government, agency and municipal securities	0	0	—	—	—	—	0	—	—	0
Bank and corporate debt securities	3	0	—	2	(6)	—	0	7	(3)	3
Collateralized debt obligations (“CDOs”) and other	0	—	—	1	(1)	—	0	—	—	—
Investment trust funds and other	0	0	—	0	0	—	0	—	—	0

Total trading liabilities	¥3	¥(1)	¥—	¥3	¥(9)	¥—	¥0	¥9	¥(3)	¥4

Short-term borrowings	58	(4)	0	43	(32)	—	0	10	(53)	30
Payables and deposits	8	1	0	17	0	—	—	8	(15)	17
Long-term borrowings	479	4	7	238	(152)	—	2	114	(177)	493
Other liabilities	32	16	—	5	(2)	—	3	0	(1)	21

Total	¥580	¥16	¥7	¥306	¥(195)	¥—	¥5	¥141	¥(249)	¥565

(1)

Includes gains and losses reported primarily within Net gain on trading, Gain on private equity and debt investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.

(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.
(3)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(4)	Amounts of gains and losses on these transfers which were recognized in the period when the Transfers into Level 3 occurred were not significant for the years ended March 31, 2022 and March 31, 2023.
(5)

Transfers into Level 3 indicate certain valuation inputs of a financial instrument become unobservable or significant. Transfers out of Level 3 indicate certain valuation inputs of a financial instrument become observable or insignificant. See “Quantitative and qualitative information regarding significant unobservable valuation inputs” above for the valuation inputs of each financial instruments.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unrealized gains and losses recognized for Level 3 financial instruments

The following table presents the amounts of unrealized gains (losses) for the years ended March 31, 2022 and 2023, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	March 31
	2022	2023

	Unrealized gains / (losses)(1)
Assets:
Trading assets and private equity and debt investments
Equities	¥2	¥(2)
Private equity and debt investments	1	9
Japanese agency and municipal securities	0	0
Foreign government, agency and municipal securities	0	(1)
Bank and corporate debt securities and loans for trading purposes	(2)	13
Commercial mortgage-backed securities (“CMBS”)	0	0
Residential mortgage-backed securities (“RMBS”)	0	0
Real estate-backed securities	1	2
Collateralized debt obligations (“CDOs”) and other	(7)	(6)
Investment trust funds and other	0	0

Total trading assets and private equity and debt investments	(5)	15

Derivatives, net(2)
Equity contracts	46	7
Interest rate contracts	0	(8)
Credit contracts	5	1
Foreign exchange contracts	(13)	0

Total derivatives, net	38	0

Subtotal	¥33	¥15

Loans and receivables	16	14
Collateralized agreements	0	0
Other assets
Non-Trading debt Securities	—	0
Other	(2)	(7)

Total	¥47	¥22

Liabilities:
Trading liabilities
Equities	¥0	¥0
Foreign government, agency and municipal securities	0	0
Bank and corporate debt securities	0	0
Collateralized debt obligations (“CDOs”) and other	0	—

Total trading liabilities	¥0	¥0

Short-term borrowings(3)	2	(3)
Payables and deposits(3)	0	1
Long-term borrowings(3)	18	22
Other liabilities	(7)	0

Total	¥13	¥20

(1)

Includes gains and losses reported within Net gain on trading, Gain on private equity and debt investments, and also within Gain(loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.

(2)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(3)

Includes unrealized gains and losses of ¥5 billion and ¥7 billion for the years ended March 31, 2022 and 2023 recognized in Other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of the reporting period.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments in investment funds that calculate NAV per share

In the normal course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.

The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2022 and 2023. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2022
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥12	¥1	Monthly	Same day-30 days
Venture capital funds	10	10	—	—
Private equity funds	22	19	—	—
Real estate funds	4	1	—	—

Total	¥48	¥31

	Billions of yen
	March 31, 2023
	Fair value	Unfunded commitments(1)	Redemption frequency (if currently eligible)(2)	Redemption notice(3)
Hedge funds	¥12	¥1	Monthly	Same day-30 days
Venture capital funds	11	9	—	—
Private equity funds	24	10	—	—
Real estate funds	3	1	—	—

Total	¥50	¥21

(1)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(2)	The range in frequency with which Nomura is permitted to redeem investments.
(3)	The range in notice period required to be provided before redemption is possible.

Hedge funds:

These investments include funds of funds that invest in multiple asset classes. The fair values of these investments are determined using NAV per share. Although majority of these funds are redeemable monthly, certain funds cannot be redeemed within one month due to contractual, liquidity or gating issues. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Venture capital funds:

These investments include primarily start-up funds. The fair values of these investments are determined using NAV per share. Most of these funds cannot be redeemed within six months. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Private equity funds:

These investments are made mainly in various sectors in Europe, U.S. and Japan. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Real estate funds:

These are investments in commercial and other types of real estate. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair value option for financial assets and financial liabilities

Nomura measures certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 “Derivatives and Hedging” and ASC 825 “Financial Instruments.” When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized through earnings. Election of the fair value option is generally irrevocable unless an event occurs that gives rise to a new basis of accounting for that instrument.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•

Equity method investments reported within Trading assets and private equity and debt investments and Other assets held for capital appreciation or current income purposes which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•

Loans receivable and Receivables from customers reported within Loans and receivables which are risk managed on a fair value basis and loan commitments related to loans receivable for which the fair value option will be elected upon funding. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•

Reverse repurchase and repurchase agreements reported within Collateralized agreements and Collateralized financing which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between the reverse repurchase and repurchase agreements and the derivatives used to risk manage those instruments.

•

All structured notes issued on or after April 1, 2008 reported within Short-term borrowings or Long-term borrowings. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated VIEs for the same purpose and for certain structured notes issued prior to April 1, 2008. Certain subsidiaries elect the fair value option for structured loans and vanilla debt securities issued by those subsidiaries.

•

Certain structured deposit issuances reported within Deposits received at banks. Nomura elects the fair value option for those structured deposits primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured deposits and the derivatives Nomura uses to risk manage those positions.

•

Financial liabilities reported within Long-term borrowings recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility through earnings that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through earnings.

•

Financial reinsurance contracts reported within Other assets. Nomura elects the fair value option to mitigate income volatility caused by the difference in measurement basis that would otherwise exist. Changes in the fair value of the reinsurance contracts carried at fair value are reported in the consolidated statements of income.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Interest and dividends, Interest expense or Revenue—Net gain on trading.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents gains (losses) due to changes in fair value for financial instruments carried at fair value using the fair value option for the years ended March 31, 2022 and 2023.

	Billions of yen
	Year ended March 31
	2022	2023

	Gains/(Losses)
Assets:
Trading assets and private equity and debt investments(2)
Trading assets	¥1	¥(1)
Private equity and debt investments	6	2
Loans and receivables	39	35
Collateralized agreements(3)	(1)	0
Other assets(2)	(3)	(12)

Total	¥42	¥24

Liabilities:
Short-term borrowings(4)	¥60	¥208
Payables and deposits	4	7
Collateralized financing(3)	3	(5)
Long-term borrowings(4)(5)	275	298
Other liabilities(6)	4	7

Total	¥346	¥515

(1)	Includes gains and losses reported primarily within Revenue—Net gain on trading and Revenue—Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes unfunded written loan commitments.

As of March 31, 2022 and 2023, Nomura held an economic interest of 39.21% and 39.32% in American Century Companies, Inc., respectively. The investment is carried at fair value on a recurring basis through election of the fair value option and is reported within Other assets—Other in the consolidated balance sheets.

For the years ended March 31, 2022 changes in gains and losses attributable to instrument-specific credit risk of loans and receivables elected for the fair value option were primarily due to an increase in the estimated fair value of receivables recognized for claims in connection with the U.S. Prime Brokerage Event elected to be measured at fair value. Changes in gains and losses attributable to instrument-specific credit risk from other loans and receivables were not significant

For the years ended March 31, 2023, changes in gains and losses attributable to instrument-specific credit risk of loans and receivables elected for the fair value option were primarily due to a recovery of the claims with the U.S. Prime Brokerage Event elected to be measured at fair value. .Changes in gains and losses attributable to instrument-specific credit risk for other loans and receivables were not significant. See Note 20 “Segment and geographic information” for further information on this recovery of the claims.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by revaluation techniques using a rate which incorporates observable changes in its credit spread.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents changes in the valuation adjustment for Nomura’s own creditworthiness recognized in the consolidated statements of comprehensive income during the years ended March 31, 2022 and 2023 in respect of financial liabilities elected for the fair value option recognized in other comprehensive income during the years. The following table also presents amounts reclassified to the consolidated statements of income from accumulated other comprehensive income on early settlement of such financial liabilities during the years ended March 31, 2022 and 2023 and the cumulative amounts recognized in accumulated other comprehensive income as of March 31, 2022 and 2023.

	Billions of yen
	Year ended March 31
	2022	2023
Changes recognized as a credit to other comprehensive income	¥60	¥95
Credit (debit) amounts reclassified to earnings	1	0
Cumulative credit balance recognized in accumulated other comprehensive income	49	145

As of March 31, 2022, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Loans and receivables for which the fair value option was elected was ¥267 billion less than the principal balance of such Loans and receivables. A significant portion of the principal balance relates to receivables recognized for claims in connection with the U.S. prime brokerage event in March 2021. The unpaid principal balance of Loans and receivables for which the fair value option was elected that were 90 days or more past due was ¥278 billion. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Long-term borrowings for which the fair value option was elected was ¥212 billion less than the principal balance of such Long-term borrowings.

As of March 31, 2023, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Loans and receivables for which the fair value option was elected was ¥45 billion less than the principal balance of such Loans and receivables. There were no Loans and receivables for which the fair value option was elected that were 90 days or more past due. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of Long-term borrowings for which the fair value option was elected was ¥451 billion less than the principal balance of such Long-term borrowings.

Investment by Investment companies

Nomura carries all of investments by investment companies under ASC 946 “Financial Services—Investment Companies” (“ASC 946”) at fair value, with changes in fair value recognized through the consolidated statements of income.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on debt securities issued by the Japanese Government, U.S. Government, British Government (“U.K.”), Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading positions and are reported within Trading assets in the consolidated balance sheets. Government, agency and municipal securities, including Securities pledged as collateral, represented 16% of total assets as of March 31, 2022 and 16% as of March 31, 2023.

The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities as of March 31, 2022 and 2023. See Note 3 “Derivative instruments and hedging activities” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2022
	Japan	U.S.	EU & U.K.	Other	Total(1)
Government, agency and municipal securities	¥1,916	¥2,368	¥2,151	¥721	¥7,156

	Billions of yen
	March 31, 2023
	Japan	U.S.	EU & U.K.	Other	Total(1)
Government, agency and municipal securities	¥1,786	¥2,561	¥2,309	¥925	¥7,581

(1)

Other than above, there were ¥331 billion and ¥324 billion of government, agency and municipal securities reported within Other assets—Non-trading debt securities in the consolidated balance sheets as of March 31, 2022 and 2023, respectively. These securities are primarily Japanese government, agency and municipal securities.

Estimated fair value of financial instruments not carried at fair value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below approximates their fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheets.

The fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument not carried at fair value on a recurring basis in the consolidated balance sheets as of March 31, 2022 and 2023.

	Billions of yen
	March 31, 2022(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥3,316	¥3,316	¥3,316	¥—	¥—
Time deposits	321	321	—	321	—
Deposits with stock exchanges and other segregated cash	427	427	—	427	—
Loans receivable(2)	3,515	3,515	—	2,461	1,054
Securities purchased under agreements to resell	11,879	11,879	—	11,863	16
Securities borrowed	4,997	4,994	—	4,994	—

Total	¥24,455	¥24,452	¥3,316	¥20,066	¥1,070

Liabilities:
Short-term borrowings	¥1,050	¥1,050	¥—	¥993	¥57
Deposits received at banks	1,761	1,761	—	1,752	9
Securities sold under agreements to repurchase	12,575	12,575	—	12,575	0
Securities loaned	1,567	1,568	—	1,568	—
Other secured borrowings	396	396	—	396	—
Long-term borrowings	9,258	9,236	23	8,688	525

Total	¥26,607	¥26,586	¥23	¥25,972	¥591

	Billions of yen
	March 31, 2023(1)
			Fair value by level
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥3,821	¥3,821	¥3,821	¥—	¥—
Time deposits	409	409	—	409	—
Deposits with stock exchanges and other segregated cash	291	291	—	291	—
Loans receivable(2)	4,010	4,009	—	2,855	1,154
Securities purchased under agreements to resell	13,834	13,834	—	13,817	17
Securities borrowed	4,283	4,283	—	4,283	—

Total	¥26,648	¥26,647	¥3,821	¥21,655	¥1,171

Liabilities:
Short-term borrowings	¥1,009	¥1,009	¥—	¥978	¥31
Deposits received at banks	2,138	2,138	—	2,121	17
Securities sold under agreements to repurchase	14,218	14,218	—	14,218	—
Securities loaned	1,557	1,557	—	1,557	—
Other secured borrowings	334	334	—	334	—
Long-term borrowings	10,399	10,350	27	9,795	528

Total	¥29,655	¥29,606	¥27	¥29,003	¥576

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting relevant allowances for credit losses.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets and liabilities measured at fair value on a nonrecurring basis

In addition to financial instruments carried at fair value on a recurring basis, Nomura also measures other financial and non-financial assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition such as to measure impairment.

As of March 31, 2022, there were no significant amount of assets or liabilities which were measured at fair value on a nonrecurring basis.

As of March 31, 2023, there were no significant amount of assets or liabilities which were measured at fair value on a nonrecurring basis.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Derivative instruments and hedging activities:

Nomura uses a variety of derivatives, including futures, forwards, options and swaps, for both trading and non-trading purposes.

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivatives to meet client needs, for trading purposes, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura maintains active trading positions in a variety of derivatives. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivatives as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to facilitate its clients in adjusting their risk profiles change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital market products at competitive prices.

Futures and forward contracts are commitments to either purchase or sell securities, foreign exchange contracts or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to counterparty risks.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign exchange exposures. Entering into swap agreements may involve the risk of credit losses in the event of counterparty default.

To the extent these derivatives are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivatives through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for non-trading purposes are to manage interest rate risk, to modify interest rate risk profile of certain financial liabilities, to manage foreign exchange risk of certain foreign currency denominated debt securities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as that associated with derivatives used for trading purposes.

Fair value hedges

Nomura designates certain derivatives as fair value hedges of interest rate risk arising from specific financial liabilities and foreign currency risk arising from specific foreign currency denominated debt securities. These derivatives are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value and foreign currency rates of the underlying hedged items, both at inception and throughout the life of the hedging relationship. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities and assets through the consolidated statements of income within Interest expense and Revenue—Other, respectively.

Net investment hedges

Nomura designates certain derivatives designated as hedges of its net investment in foreign operations relating to specific subsidiaries which have non-Japanese Yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates. Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measurement of hedge effectiveness and are reported in the consolidated statements of income within Revenue-Other. All other movements in the fair value of highly effective net investment hedging derivatives are reported through NHI shareholders’ equity within Accumulated other comprehensive income (loss).

Concentrations of credit risk for derivatives

The following tables present Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties as of March 31, 2022 and 2023. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2022
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥15,667	¥(13,193)	¥(1,669)	¥805

	Billions of yen
	March 31, 2023
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥15,296	¥(12,885)	¥(1,855)	¥556

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative activities

The following tables quantify of Nomura’s derivative positions as of March 31, 2022 and 2023 through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty offsetting of derivative assets and liabilities and cash collateral offsetting against net derivatives. Derivatives which contain multiple types of risk are classified in the table based on the primary risk type of the instrument. Changes in the fair value of derivatives are recognized either through the consolidated statements of income or the consolidated statements of comprehensive income depending on the purpose for which the derivatives are used.

		Billions of yen
		March 31, 2022
	Total notional(1)	Derivative assets	Derivative liabilities
		Fair value	Fair value(1)
Derivatives used for trading and non-trading purposes(2):
Equity contracts	¥34,526	¥974	¥1,457
Interest rate contracts	2,769,546	11,938	10,865
Credit contracts	37,572	443	514
Foreign exchange contracts	314,763	4,804	4,814
Commodity contracts	300	1	1

Total	¥3,156,707	¥18,160	¥17,651

Derivatives designated as formal fair value or net investment accounting hedges:
Interest rate contracts	¥2,166	¥—	¥88
Foreign exchange contracts	145	2	—

Total	¥2,311	¥2	¥88

Total derivatives	¥3,159,018	¥18,162	¥17,739

		Billions of yen
		March 31, 2023
	Total notional(1)	Derivative assets	Derivative liabilities
		Fair value	Fair value(1)
Derivatives used for trading and non-trading purposes(2):
Equity contracts	¥39,203	¥1,065	¥1,610
Interest rate contracts	3,423,357	12,799	12,065
Credit contracts	35,007	276	358
Foreign exchange contracts	337,616	4,219	4,120
Commodity contracts	257	3	3

Total	¥3,835,440	¥18,362	¥18,156

Derivatives designated as formal fair value or net investment accounting hedges:
Interest rate contracts	¥2,828	¥0	¥180
Foreign exchange contracts	164	1	0

Total	¥2,992	¥1	¥180

Total derivatives	¥3,838,432	¥18,363	¥18,336

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)

The amounts reported include derivatives used for non-trading purposes other than those designated as fair value or net investment accounting hedges. These amounts have not been separately presented since such amounts were not significant as of March 31, 2022 and March 31, 2023.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Offsetting of derivatives

Counterparty credit risk associated with derivatives is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce the risk of loss, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. In certain cases, Nomura may agree for such collateral to be posted to a third-party custodian under a control agreement that enables Nomura to take control of such collateral in the event of counterparty default. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, OTC derivative transactions are typically documented under industry standard master netting agreements which mitigate Nomura’s credit exposure to counterparties. A master netting agreement is a single agreement with a counterparty that permits multiple transactions governed by that agreement to be terminated or accelerated and settled through a single payment in a single currency in the event of a default of the counterparty (“close-out and offsetting rights”).

For certain OTC centrally-cleared and exchange-traded derivatives, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing party or exchange. Nomura generally seeks to obtain an external legal opinion in order to ascertain the enforceability of such close-out and offsetting rights within these agreements.

For certain counterparties and/ or in certain jurisdictions, Nomura may enter into derivative transactions which are not documented under a master netting agreement. Even when derivatives are documented under such agreements, Nomura may not have obtained, or may not be able to obtain evidence to determine with sufficient certainty that close-out and offsetting rights within such agreements are legally enforceable. This may be the case where the relevant local laws explicitly prohibit the enforceability of such close-out and offsetting rights, or where the local laws are complex, ambiguous or silent on the enforceability of such rights. This may include derivative transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, exchanges and pension funds.

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.

Derivative assets and liabilities with the same counterparty and the related cash collateral receivables and payables documented under an enforceable master netting agreement are presented on a net basis on the consolidated balance sheets where the specific criteria defined by ASC 210-20 and ASC 815 are met.

The following table presents information about offsetting of derivatives and related cash collateral amounts on the consolidated balance sheets as of March 31, 2022 and 2023 by type of derivative contract, and additional amounts permitted to be offset legally by Nomura under enforceable master netting agreements, central clearing counterparties or exchange rules in the event of counterparty default but not offset on the consolidated balance sheets due to one or more of the criteria defined by ASC 210-20 and ASC 815 are not met. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability of close-out and offsetting rights are not offset in the following table.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen		Billions of yen
	March 31, 2022		March 31, 2023
	Derivative assets	Derivative liabilities(1)	Derivative assets	Derivative liabilities(1)
Equity contracts
OTC settled bilaterally	¥709	¥1,054	¥649	¥880
Exchange-traded	265	403	416	730
Interest rate contracts
OTC settled bilaterally	9,486	8,584	11,535	10,976
OTC centrally-cleared	2,332	2,309	1,191	1,226
Exchange-traded	120	60	73	45
Credit contracts
OTC settled bilaterally	208	276	182	252
OTC centrally-cleared	223	224	86	92
Exchange-traded	12	14	8	14
Foreign exchange contracts
OTC settled bilaterally	4,806	4,814	4,220	4,120
Commodity contracts
OTC settled bilaterally	1	1	2	3
Exchange-traded	0	0	1	—

Total gross derivative balances(2)	¥18,162	¥17,739	¥18,363	¥18,338
Less: Amounts offset in the consolidated balance sheets(3)	(16,608)	(16,079)	(16,943)	(16,329)

Total net amounts reported on the face of the consolidated balance sheets(4)	¥1,554	¥1,660	¥1,420	¥2,009

Less: Additional amounts not offset in the consolidated balance sheets(5)
Financial instruments and non-cash collateral	¥(432)	¥(134)	¥(394)	¥(315)

Net amount	¥1,122	¥1,526	¥1,026	¥1,694

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)

Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2022, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥458 billion and ¥671 billion, respectively. As of March 31, 2023, the gross balance of such derivative assets and derivative liabilities was ¥479 billion and ¥753 billion, respectively.

(3)

Represents amounts offset through counterparty offsetting of derivative assets and liabilities as well as cash collateral offsetting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 815. As of March 31, 2022, Nomura offset a total of ¥1,431 billion of cash collateral receivables against net derivative liabilities and ¥1,960 billion of cash collateral payables against net derivative assets. As of March 31, 2023, Nomura offset a total of ¥1,591 billion of cash collateral receivables against net derivative liabilities and ¥2,205 billion of cash collateral payables against net derivative assets.

(4)

Net derivative assets and net derivative liabilities are generally reported within Trading assets and private equity and debt investments—Trading assets and Trading liabilities, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract.

(5)

Represents amounts which are not permitted to be offset on the consolidated balance sheets in accordance with ASC 210-20 and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded. As of March 31, 2022, a total of ¥359 billion of cash collateral receivables and ¥652 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of March 31, 2023, a total of ¥298 billion of cash collateral receivables and ¥673 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.

For information on offsetting of collateralized transactions, see Note 5 “Collateralized transactions”.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives used for trading purposes

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within Revenue—Net gain on trading.

The following table presents amounts included in the consolidated statements of income for the years ended March 31, 2022 and 2023 related to derivatives used for trading and non-trading purposes by types of underlying derivative contract. Derivatives which contain multiple types of risk are classified in the table based on the primary risk type of instrument.

	Billions of yen
	Year ended March 31
	2022	2023
Derivatives used for trading and non-trading purposes(1):
Equity contracts	¥(36)	¥88
Interest rate contracts	198	76
Credit contracts	(118)	45
Foreign exchange contracts	27	434
Commodity contracts	87	(4)

Total	¥158	¥639

(1)

Includes net gains (losses) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. For the year ended March 31, 2022 and 2023, net gains (losses) for these non-trading derivatives were not significant.

Fair value hedges

Nomura issues Japanese Yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies fair value hedge accounting to these instruments.

The following table presents the carrying value of the hedged items that are currently designated in a hedging relationship by line items in the consolidated balance sheets where the hedged item is reported, the cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged items and the cumulative amount of fair value hedging adjustment remaining for the liabilities which hedge accounting has been discontinued as of March 31, 2022 and 2023.

	Billions of yen
Balance sheet line item in which the hedged item is included:	Carrying amount of the hedged liabilities		Cumulative gains of fair value hedging adjustment included in the carrying amount of the hedged liabilities		Cumulative amount of fair value hedging adjustment remaining for the liabilities which hedge accounting has been discontinued
	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023
Long-term borrowings	¥2,075	¥2,659	¥90	¥168	¥0	¥2

Total	¥2,075	¥2,659	¥90	¥168	¥0	¥2

Hedging derivatives designated as fair value hedges are carried at fair value attributable to the hedged risk, which is recognized in the consolidated statements of income within Interest expense and Revenue-Other, respectively together with the change in fair value of the hedged items.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present amounts included in the consolidated statements of income for the years ended March 31, 2022 and 2023 related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Year ended March 31
	2022	2023
Derivatives designated as fair value hedging instruments:
Interest rate contracts	¥85	¥92

Total	¥85	¥92

	Billions of yen
	Year ended March 31
	2022	2023
Hedged items :
Long-term borrowings	¥(85)	¥(92)

Total	¥(85)	¥(92)

Net investment hedges

Nomura designates certain foreign currency derivatives, as hedges of net investments in certain foreign operations with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, foreign exchange gains and losses arising from the derivatives and non-derivative financial instruments designated as hedges, except for the portion excluded from effectiveness assessment, are recognized through the consolidated statements of comprehensive income within Other comprehensive income (loss)-Change in cumulative translation adjustments. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.

The following table presents gains (losses) from derivatives designated as net investment hedges included in the consolidated statements of comprehensive income for the years ended March 31, 2022 and 2023.

	Billions of yen
	Year ended March 31
	2022	2023
Hedging instruments:
Foreign exchange contracts	¥7	¥3

Total	¥7	¥3

The portion of gains (losses) representing the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Net gain on trading and Revenue—Other in the consolidated statements of income. The amount of gains (losses) was not significant during the years ended March 31, 2022 and 2023.

Derivatives containing credit risk related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

The aggregate fair value of all derivatives with credit-risk-related contingent features that are in a liability position as of March 31, 2022 was ¥638 billion with related collateral pledged of ¥421 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2022, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was approximately ¥1 billion.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate fair value of all derivatives with credit-risk-related contingent features that are in a liability position as of March 31, 2023 was ¥574 billion with related collateral pledged of ¥403 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2023, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was approximately ¥11 billion.

Credit derivatives

Credit derivatives are derivatives in which one or more of their underlying reference assets of the instrument are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of credit protection to potential loss from credit events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and/ or seller of protection for credit risk mitigation, proprietary trading positions and for client transactions.

The most common type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single reference entity or obligation. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the underlying reference asset.

Credit derivatives written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the purchase of separate credit derivative protection with identical or correlated underlying reference assets.

The extent of these purchased credit protection contracts is quantified in the following tables under the column titled “Purchased Credit Protection.” These amounts represent purchased credit protection with identical underlying reference assets to the written credit derivatives which act as a hedge against Nomura’s exposures. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to Nomura under the purchased credit protection.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Written credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the written credit derivative. However, this is generally not a true representation of the amount Nomura will actually pay under these contracts as there are other factors that affect the likelihood and amount of any payment obligations under the contracts, including:

Probability of default: Nomura values credit derivatives by taking into account of the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The notional amounts are therefore, significantly higher than Nomura’s actual exposures to these contracts as a whole.

Recovery value on the underlying asset: In the case of the occurrence of an event of default, Nomura’s liability on a written credit derivative is limited to the difference between the notional amount and the recovery value of the underlying reference asset under default. While the recovery value on a defaulted asset may be minimal in certain cases, this does reduce amounts paid on these contracts.

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlying reference assets as of March 31, 2022 and 2023.

	Billions of yen
	March 31, 2022
	Carrying value (Asset) / Liability(1)	Maximum potential payout/Notional					Notional
		Total	Years to maturity				Purchased credit protection
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥19	¥7,708	¥1,339	¥2,915	¥2,448	¥1,006	¥5,688
Credit default swap indices	(140)	10,015	2,045	4,189	3,257	524	7,494
Other credit risk related portfolio products	19	419	56	286	63	14	293
Credit-risk related options and swaptions	0	115	—	—	88	27	68

Total	¥(102)	¥18,257	¥3,440	¥7,390	¥5,856	¥1,571	¥13,543

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2023
	Carrying value (Asset) / Liability(1)	Maximum potential payout/Notional					Notional
		Total	Years to maturity				Purchased credit protection
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(29)	¥8,121	¥1,263	¥3,095	¥2,579	¥1,184	¥5,708
Credit default swap indices	(47)	6,839	1,339	2,601	2,284	615	3,886
Other credit risk related portfolio products	38	624	166	216	210	32	341
Credit-risk related options and swaptions	0	51	—	—	37	14	51

Total	¥(38)	¥15,635	¥2,768	¥5,912	¥5,110	¥1,845	¥9,986

(1)

Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty offsetting. Asset balances represent positive fair value amounts caused by tightening of credit spreads of underlyings since inception of the credit derivatives.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Credit ratings are based on S&P Global Ratings (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If credit ratings from either of these agencies are not available, the credit ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the credit rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2022
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥192	¥1,485	¥2,164	¥2,057	¥869	¥941	¥7,708
Credit default swap indices	105	215	3,369	5,012	988	326	10,015
Other credit risk-related portfolio products	—	—	28	226	47	118	419
Credit risk-related options and swaptions	—	—	61	27	27	—	115

Total	¥297	¥1,700	¥5,622	¥7,322	¥1,931	¥1,385	¥18,257

	Billions of yen
	March 31, 2023
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥227	¥1,405	¥2,378	¥2,530	¥781	¥800	¥8,121
Credit default swap indices	185	180	2,924	2,844	299	407	6,839
Other credit risk-related portfolio products	—	—	21	325	53	225	624
Credit risk-related options and swaptions	—	—	—	29	22	—	51

Total	¥412	¥1,585	¥5,323	¥5,728	¥1,155	¥1,432	¥15,635

(1)	Other includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a credit rating is unavailable.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivatives entered into in contemplation of sales of financial assets

Nomura enters into transactions which involve both the transfer of financial assets to a counterparty and a separate agreement entered contemporaneously with the same counterparty through which Nomura retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. These transactions primarily include sales of securities with bilateral OTC total return swaps or other derivative agreements which are in-substance total return swaps.

These transactions are accounted for as sales of the securities with the derivative accounted for separately if the criteria for derecognition of the securities under ASC 860 are met. Where the derecognition criteria are not met, the transfer and separate derivative are accounted for as a single collateralized financing transaction which is reported within Long-term borrowing in the consolidated balance sheets.

Nomura entered into certain contemporaneous transactions involving the transfer of securities that are accounted for as sales, where substantially all of the economic exposures to the transferred securities are retained through total return swaps but does not retain control over the assets transferred. There were no new contracts signed during the years ended March 31 2023. The following table provides information about relevant transactions outstanding as of March 31, 2022 and March 31, 2023.

	Millions of yen
	March 31
	2022	2023
Gross cash proceeds received at transfer dates	¥69,535	¥69,535
Fair value of transferred securities at transfer dates	¥69,405	¥69,405
Fair value of transferred securities at reporting dates	¥63,994	¥59,199
Gross derivative liabilities arising from the transactions at reporting dates(1)	¥5,319	¥10,119

(1)

Amounts presented on gross basis, before the application of counterparty offsetting are included in Trading liabilities in the consolidated balance sheets as of March 31, 2022 and March 31, 2023. Of which ¥5,319 million and ¥10,119 million are included in interest rate contracts used for trading purpose as of March 31, 2022 and March 31, 2023 respectively as disclosed in present Note 3 “ Derivative instruments and hedging activities”.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Revenue from services provided to customers

Revenue by types of service

The following table presents revenue earned by Nomura from providing services to customers by relevant line item in the consolidated statements of income for the years ended March 31, 2022 and 2023.

	Millions of yen
	Year ended March 31
	2022	2023
Commissions	¥332,344	¥279,857
Fees from investment banking	149,603	113,208
Asset management and portfolio service fees	269,985	271,684
Other revenue	38,863	43,190

Total	¥790,795	¥707,939

Commissions represent revenue principally from trade execution, clearing services and distribution of fund units provided by the Wholesale and Retail Divisions generated approximately equally across the divisions. The following table shows a breakdown of Commissions for the years ended March 31, 2022 and 2023.

	Millions of yen
	Year ended March 31
	2022	2023
Brokerage commissions	¥236,353	¥190,778
Commissions for distribution of investment trust	43,695	30,268
Other commissions	52,296	58,811

Total	¥332,344	¥279,857

Fees from investment banking represent revenue from financial advisory, underwriting and distribution primarily from the Wholesale Division, and to a lesser extent, the Retail Division. The following table shows the breakdown of Fees from investment banking for the years ended March 31, 2022 and 2023.

	Millions of yen
	Year ended March 31
	2022	2023
Equity underwriting and distribution fees	¥33,113	¥18,862
Debt underwriting and distribution fees	29,812	21,145
Financial advisory fees	64,240	53,946
Other fees	22,438	19,255

Total	¥149,603	¥113,208

Asset management and portfolio service fees represent revenue from asset management services primarily from the Investment Management Division, and to a lesser extent, the Retail Division.

The following table shows the breakdown of Asset management and portfolio service fees for the years ended March 31, 2022 and 2023.

	Millions of yen
	Year ended March 31
	2022	2023
Asset management fees	¥171,056	¥171,327
Administration fees	79,572	76,157
Custodial fees	19,357	24,200

Total	¥269,985	¥271,684

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents summary information regarding the key methodologies, assumptions and judgments used in recognizing revenue for each of the primary types of service provided to customers, including the nature of underlying performance obligations within each type of service and whether those performance obligations are satisfied at a point in time or over a period of time. For performance obligations recognized over time, information is also provided to explain the nature of the input or output method used to recognize revenue over time.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
Trade execution, clearing services and distribution of fund units	• Buying and selling of securities on behalf of customers • Distribution of fund units • Clearing of securities and derivatives on behalf of customers

•      Trade execution and clearing commissions recognized at a point in time, namely trade date.

•      Distribution fees are recognized at a point in time when the fund units have been sold to third party investors.

•      Commissions recognized net of soft dollar credits provided to customers where Nomura is acting as agent in providing investment research and similar services to the customer.

Financial advisory services

•      Provision of financial advice to customers in connection with a specific forecasted transaction or transactions such as mergers and acquisitions

•      Provision of financial advice not in connection with a specific forecasted transaction or transactions such as general corporate intelligence and similar research

•      Issuance of fairness opinions

•      Structuring complex financial instruments for customers

•      Fees contingent on the success of an underlying transaction are variable consideration recognized when the underlying transaction has been completed since only at such point is it probable that a significant reversal of revenue will not occur.

•      Retainer and milestone fees are recognized either over the period to which they relate or are deferred until consummation of the underlying transaction depending on whether the underlying performance obligation is satisfied at a point in time or over time.

•      Judgment is required to make this determination with factors influencing this determination including, but not limited to, whether the fee is in connection with an engagement designed to achieve a specific transaction or outcome for the customer (such as the purchase or sale of a business), the nature and extent of benefit to be provided to the customer prior to, and in addition to such specific transaction or outcome and the fee structure for the engagement.

•      Retainer and milestone fees recognized over time are normally recognized on a straight-line basis over the term of the contract based on time elapsed.

Underwriting and syndication services

•      Underwriting of debt, equity and other financial instruments on behalf of customers

•      Distributing securities on behalf of issuers

•      Arranging loan financing for customers

•      Syndicating loan financing on behalf of customer

•      Underwriting and syndication fees are recognized at a point in time when the underlying transaction is complete.

•      Commitment fees where draw down of the facility is deemed remote recognized on a straight-line basis over the life of the facility based on time elapsed.

•      Underwriting and syndication costs recognized either as a reduction of revenue or on a gross basis depending on whether Nomura is acting as principal or agent for such amounts.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments

Asset management services	• Management of funds, investment trusts and other investment vehicles • Provision of investment advisory services • Provision of custodial and administrative services to customers

•      Management fees earned by Nomura in connection with managing a fund, investment trust or other vehicle generally are recognized on a straight-line basis based on time elapsed.

•      Performance-based fees are variable consideration recognized when the performance metric has been determined since only at such point is it probable that a significant reversal of revenue will not occur.

•      Custodial and administrative fees are recognized on a straight-line basis over time based on time elapsed.

Where revenue is recognized at a point in time, payments of fees are typically received at the same time as when the performance obligation is satisfied, or within several days or months after satisfying a performance obligation. In relation to revenue recognized over time, payments of fees are typically settled monthly, quarterly or semi-annually.

The underlying contracts entered into by Nomura in connection with the services described above typically do not have significant financing components. If such components exist in a contract, Nomura has made an accounting policy permitted by ASC 606 “Revenue from Contracts with Customers” (“ASC 606”) not to adjust for the effects of a significant financing component where the financing is effectively for a period of one year or less. Such contracts also typically do not contain any rights of return or similar features for the customer

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Customer contract balances

When Nomura or the customer performs in accordance with the terms of a customer contract, a contract asset, customer contract receivable or contract liability is recognized in Nomura’s consolidated balance sheet.

A contract asset represents accrued revenue recognized by Nomura for completion or partially completion of a performance obligation, namely a right of Nomura to receive consideration for providing the service to the customer, which is conditional on factors or events other than the passage of time. A customer contract receivable is an unconditional right of Nomura to receive consideration in exchange for services provided. Both contract assets and customer contract receivables are reported in Receivables from Customers within Nomura’s consolidated balance sheet. A contract liability is any liability recognized in connection with a customer contract, including obligations to refund or obligations to provide a service in the future for which consideration has already been received or is due to be received. Contract liabilities are reported in Payables to Customers within Nomura’s consolidated balance sheet.

The following table presents the balances of customer contract receivables and contract liabilities in scope of ASC 606. The amount of contract assets as of March 31, 2022 and 2023 was not significant.

	Millions of yen
	March 31, 2022	March 31, 2023
Customer contract receivables	¥88,621	¥85,100
Contract liabilities(1)	3,834	5,226

(1)	Contract liabilities primarily rise from investment advisory services and are recognized over the term of the contract based on time elapsed.

The balance of contract liabilities as of March 31, 2021 and 2022 were recognized as revenue for the year ended March 31, 2022 and 2023, respectively. Nomura recognized ¥8,108 million of revenue from performance obligations satisfied in previous periods for the year ended March 31, 2022. The balance of contract liabilities as of March 31, 2022 were recognized as revenue for the year ended March 31, 2023. Nomura recognized ¥4,876 million of revenue from performance obligations satisfied in previous periods for the year ended March 31, 2023.

Transaction price allocated to the remaining performance obligations

In the ordinary course of business, Nomura may enter into customer contracts where the performance obligations are wholly or partially unsatisfied as of fiscal year ends. The total transaction prices allocated to the remaining unsatisfied performance obligations within these customer contracts were ¥1,350 million as of March 31, 2022 and ¥1,189 million as of March 31, 2023. As permitted by ASC 606, Nomura has elected not to disclose information about remaining performance obligations that have an individual estimated contract period of one year or less. In addition, considerations arising from contracts with customers do not comprise any significant amount that is not included in transaction price.

Customer contract costs

As permitted by ASC 340 “Other Assets and Deferred Costs,” Nomura has elected to expense all costs to obtain customer contracts where such amounts would be otherwise expensed within one year or less. As a result, the amount of deferred costs to obtain or fulfill customer contracts as of March 31, 2022 and 2023 was not significant.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Collateralized transactions:

Nomura enters into collateralized transactions, including reverse repurchase agreements, repurchase agreements, securities borrowing transactions, securities lending transactions, other secured borrowings and similar transactions mainly to meet clients’ financing needs, finance trading inventory positions and obtain securities for settlement.

Reverse repurchase agreements, repurchase agreements, securities borrowing transactions and securities lending transactions are typically documented under industry standard master netting agreements which mitigate Nomura’s credit exposure to counterparties. For certain centrally-cleared reverse repurchase and repurchase agreements, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing counterparty. Nomura generally seeks to obtain an external legal opinion in order to ascertain the enforceability of such close-out and offsetting rights within these agreements.

Nomura may enter into reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions with certain types of counterparty and in certain jurisdictions which are not documented under a master netting agreement. Even when these transactions are documented under such master netting agreements, Nomura may not have obtained, or may not be able to obtain, evidence to determine with sufficient certainty that the close-out and offsetting rights in the agreements are legally enforceable. This may be the case where relevant local laws explicitly prohibit such close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights. This may include reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, agent banks and pension funds.

Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.

In all of these transactions, Nomura either receives or provides collateral, including Japanese and non-Japanese government, agency, mortgage-backed, bank and corporate debt securities and equities. In most cases, the party receiving the collateral is free to sell or repledge the securities received through repurchase agreements, securities lending transactions or to cover short positions. In repurchase and reverse repurchase agreements, the value of collateral typically exceeds the amount of cash transferred, where collateral is generally in the form of securities. Securities borrowing transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities lending transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities either received from or provided to the counterparty. Additional cash or securities are exchanged as necessary, to ensure that such transactions are adequately collateralized throughout the life of the transactions.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Offsetting of certain collateralized transactions

Reverse repurchase agreements and repurchase agreements, securities borrowing and lending transactions with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where specific criteria as defined by ASC 210-20 are met. These criteria include requirements around maturity of transactions, underlying systems on which collateral is settled, associated banking arrangements and legal enforceability of close-out and offsetting rights under relevant master netting agreements.

The following tables present information about offsetting of these transactions in the consolidated balance sheets as of March 31, 2022 and 2023, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following tables.

	Billions of yen
	March 31, 2022
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥31,365	¥4,994	¥32,061	¥1,734
Less: Amounts offset in the consolidated balance sheets(2)	(19,486)	—	(19,486)	—

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥11,879	¥4,994	¥12,575	¥1,734

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(9,370)	(3,372)	(9,114)	(1,524)
Cash collateral	(8)	—	(12)	—

Net amount	¥2,501	¥1,622	¥3,449	¥210

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Billions of yen
	March 31, 2023
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance(1)	¥35,030	¥4,280	¥35,414	¥1,825
Less: Amounts offset in the consolidated balance sheets(2)	(21,196)	—	(21,196)	—

Total net amounts of reported on the face of the consolidated balance sheets(3)	¥13,834	¥4,280	¥14,218	¥1,825

Less: Additional amounts not offset in the consolidated balance sheets(4)
Financial instruments and non-cash collateral	(11,938)	(2,690)	(11,550)	(1,617)
Cash collateral	(14)	—	(1)	—

Net amount	¥1,882	¥1,590	¥2,667	¥208

(1)

Include all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option. As of March 31, 2022, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥793 billion and ¥2,453 billion, respectively. As of March 31, 2022, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥1,511 billion and ¥158 billion, respectively. As of March 31, 2023, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥883 billion and ¥2,394 billion, respectively. As of March 31, 2023, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥1,449 billion and ¥137 billion, respectively.

(2)

Represent amounts offset through counterparty netting under master netting or similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 210-20. Amounts offset include transactions carried at fair value through election of the fair value option.

(3)

Reverse repurchase agreements and securities borrowing transactions are reported within Collateralized agreements—Securities purchased under agreements to resell and Collateralized agreements—Securities borrowed in the consolidated balance sheets, respectively. Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported under securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets.

(4)

Represent amounts which are not permitted to be offset on the face of the balance sheet in accordance with ASC 210-20 but which provide Nomura with the right of offset in the event of counterparty default. Amounts relating to agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.

For information on offsetting of derivatives, see Note 3 “ Derivative instruments and hedging activities”.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturity analysis of repurchase agreements and securities lending transactions

The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement as of March 31, 2022 and 2023. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2022
	Overnight and open(1)	Up to 30 days	30 - 90 days	90 days - 1 year	Greater than 1 year	Total
Repurchase agreements	¥12,266	¥15,454	¥2,220	¥1,611	¥510	¥32,061
Securities lending transactions	992	242	200	277	23	1,734

Total gross recognized liabilities(2)	¥13,258	¥15,696	¥2,420	¥1,888	¥533	¥33,795

	Billions of yen
	March 31, 2023
	Overnight and open(1)	Up to 30 days	30 - 90 days	90 days - 1 year	Greater than 1 year	Total
Repurchase agreements	¥14,017	¥16,597	¥2,663	¥1,357	¥780	¥35,414
Securities lending transactions	1,002	243	55	498	27	1,825

Total gross recognized liabilities(2)	¥15,019	¥16,840	¥2,718	¥1,855	¥807	¥37,239

(1)	Open transactions do not have an explicit contractual maturity date and are terminable on demand by Nomura or the counterparty.
(2)

Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Securities transferred in repurchase agreements and securities lending transactions

The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by class of securities transferred by Nomura to counterparties as of March 31, 2022 and 2023. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2022
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥384	¥1,508	¥1,892
Japanese government, agency and municipal securities	879	1	880
Foreign government, agency and municipal securities	26,436	17	26,453
Bank and corporate debt securities	2,322	175	2,497
Commercial mortgage-backed securities (“CMBS”)	1	—	1
Residential mortgage-backed securities (“RMBS”)(1)	1,846	—	1,846
Collateralized debt obligations (“CDOs”) and other	157	—	157
Investment trust funds and other	36	33	69

Total gross recognized liabilities(2)	¥32,061	¥1,734	¥33,795

	Billions of yen
	March 31, 2023
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥251	¥1,598	¥1,849
Japanese government, agency and municipal securities	1,651	0	1,651
Foreign government, agency and municipal securities	28,039	74	28,113
Bank and corporate debt securities	2,639	128	2,767
Commercial mortgage-backed securities (“CMBS”)	—	—	—
Residential mortgage-backed securities (“RMBS”)(1)	2,657	—	2,657
Collateralized debt obligations (“CDOs”) and other	168	—	168
Investment trust funds and other	9	25	34

Total gross recognized liabilities(2)	¥35,414	¥1,825	¥37,239

(1)

Includes ¥1,404 billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations as of March 31, 2022. Includes ¥2,080 billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations as of March 31, 2023.

(2)

Repurchase agreements and securities lending transactions are reported within Collateralized financing—Securities sold under agreements to repurchase and Collateralized financing—Securities loaned in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within Other liabilities in the consolidated balance sheets. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Collateral received by Nomura

The following table presents the fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral, which Nomura is permitted to sell or repledge, and the portion that has been sold or repledged as of March 31, 2022 and 2023.

	Billions of yen
	March 31
	2022	2023
The fair value of securities accepted as collateral, primarily through securities borrowed or purchased under agreement to resell	¥48,234	¥53,857
The portion of the above that has been sold (as reported within Trading liabilities in the consolidated balance sheets) or repledged	36,146	38,417

Collateral is generally used for repurchased agreements and other securities financing agreements, to cover short sales and to collateralize derivatives.

Assets pledged by Nomura

Nomura pledges owned securities and other financial assets to collateralize repurchase transactions, other secured financings and derivative transactions. Pledged securities that can be sold or repledged by the transferee, including Gensaki Repo transactions, are reported in parentheses as Assets pledged within Trading assets, Non-trading debt securities, Investments in equity securities and Investments in and advances to affiliated companies in the consolidated balance sheets.

The following table presents the carrying amounts of financial assets recognized in the consolidated balance sheets which have been pledged as collateral, primarily to stock exchanges and clearing organizations, the secured party does not have the right to sell or repledge them by type of asset as of March 31, 2022 and 2023.

	Millions of yen
	March 31
	2022	2023
Trading assets:
Equities and convertible securities	¥368,235	¥194,486
Government and government agency securities	1,178,011	1,017,843
Bank and corporate debt securities	27,899	55,532
Residential mortgage-backed securities (“RMBS”)	868,183	2,527,124
Collateralized debt obligations (“CDOs”) and other(1)	9,548	12,383
Investment trust funds and other	36,661	10,411

	¥2,488,537	¥3,817,779

Non-trading debt securities(2)	163,445	106,319
Investments in and advances to affiliated companies(3)	¥12,832	¥14,023

(1)	Includes CLOs and ABS such as those secured on credit card loans, auto loans and student loans.
(2)	Non-trading debt securities are primarily Japanese municipal securities issued by prefectures or ordinance-designated city.
(3)	Investments in and advances to affiliated companies comprise shares in Nomura Research Institute, Ltd.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the carrying amount of financial and non-financial assets recognized in the consolidated balance sheets, other than those disclosed above, which are subject to lien as of March 31, 2022 and 2023.

	Millions of yen
	March 31
	2022	2023
Loans and receivables	¥235,875	¥354,508
Trading assets and private equity and debt investments	1,416,279	1,397,669
Office buildings, land, equipment and facilities	4,841	3,323
Non-trading debt securities	2,827	107,852
Investments in and advances to affiliated companies	3	3
Other	497	773

	¥1,660,322	¥1,864,128

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs, trading balances of secured borrowings, and derivative transactions. See Note 10 “Borrowings” for further information regarding trading balances of secured borrowings.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Securitizations and Variable Interest Entities:

Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate securities and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvements with these SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Where Nomura retains an interest in the financial assets, including residual interests in the SPEs, any such interests are measured at fair value and reported within Trading assets in Nomura’s consolidated balance sheets, with the change in fair value reported within Revenue-Net gain on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value generally based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the years ended March 31, 2022 and 2023, Nomura received cash proceeds from SPEs in new securitizations of ¥464 billion and ¥285 billion, respectively, and the associated gain on sale was ¥9 billion and ¥1 billion, respectively. For the years ended March 31, 2022 and 2023, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,890 billion and ¥458 billion, respectively, and cash inflows from third parties primarily on the sale of those debt securities of ¥1,759 billion and ¥436 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥5,829 billion and ¥5,745 billion as of March 31, 2022 and 2023, respectively. Those transferred financial assets are substantially government, agency and municipal securities. Nomura’s retained interests were ¥131 billion and ¥168 billion as of March 31, 2022 and 2023, respectively. For the years ended March 31, 2022 and 2023, Nomura received cash flows of ¥39 billion and ¥26 billion, respectively, from the SPEs on such retained interests held in the SPEs.

Nomura does not provide any financial support to SPEs beyond its contractual obligations as of March 31, 2022 and 2023.

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets as of March 31, 2022 and 2023.

	Billions of yen
	March 31, 2022
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥124	¥—	¥124	¥124	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	7	7	2	5

Total	¥—	¥124	¥7	¥131	¥126	¥5

	Billions of yen
	March 31, 2023
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥161	¥—	¥161	¥161	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	7	7	2	5

Total	¥—	¥161	¥7	¥168	¥163	¥5

As of March 31, 2022 and 2023, predominantly all of the retained interests held by Nomura were valued using significant observable inputs. The initial fair value of these retained interests are mostly level 2 in the fair value hierarchy.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the type and carrying value of financial assets included within Trading assets and Loans receivable which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860 as of March 31, 2022 and 2023. These transfers are accounted for as secured financing transactions and generally reported within Long-term borrowings. The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse to Nomura.

	Billions of yen
	March 31
	2022	2023
Assets
Trading assets
Japanese government securities	¥—	¥1
Loans for trading purposes	19	25
Loans receivable	203	328

Total	¥222	¥354

Liabilities
Long-term borrowings	¥222	¥354

Variable Interest Entities (“VIEs”)

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities.

If Nomura has power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and through Nomura’s interest in the VIE, Nomura has the right to receive benefits or the obligation to absorb losses that could be potentially significant to the VIE, Nomura is the primary beneficiary of the VIE and must consolidate the entity, provided that Nomura does not act as a fiduciary for other interest holders. Nomura’s consolidated VIEs include those that were created to market structured securities to investors by repackaging corporate convertible securities, mortgages and mortgage-backed securities. Certain VIEs used in connection with Nomura’s aircraft leasing business as well as other purposes are consolidated. Nomura also consolidates certain investment funds for which Nomura is the primary beneficiary.

The power to direct the most significant activities may take a number of different forms in different types of VIEs. For transactions such as securitizations, investment funds, and CDOs, Nomura generally considers collateral management and servicing to represent the power to make the most significant decisions, unless such roles are deemed to be a fiduciary relationship. Accordingly, Nomura does not consolidate such types of VIEs for which it does not act as collateral manager or servicer unless Nomura has the unilateral right to replace the collateral manager or servicer or to require liquidation of the entity.

For many transactions, such as where VIEs are used for re-securitizations of residential mortgage-backed securities, there are no significant economic decisions made on an ongoing basis and no single investor has the unilateral ability to liquidate the VIE. In those cases, Nomura focuses its analysis on the party who has the sole discretion in the initial design of the VIE, and considers factors such as the nature of the underlying assets held by the VIE, the extent of third party investors’ involvement in the design of the VIE, the size of initial third party investment and the amount and level of any subordination of beneficial interests issued by the VIE which will be held by Nomura and any third party investors. Nomura has sponsored numerous re-securitization transactions and in many cases has determined that it is not the primary beneficiary on the basis that power to direct the most significant activities relating to these entities are shared with third party investors. Nomura has consolidated certain VIEs where it was determined that third party investors were not involved in the design of the VIEs, including where the size of third party investment was insignificant at inception of the transaction.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements as of March 31, 2022 and 2023. Most of these assets and liabilities are related to consolidated VIEs which securitize corporate convertible securities, mortgages and mortgage-backed securities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura.

	Billions of yen
	March 31
	2022	2023
Consolidated VIE assets
Cash and cash equivalents	¥62	¥23
Trading assets
Equities	555	491
Debt securities	443	491
CMBS and RMBS	21	27
Derivatives	1	0
Private equity and debt investments	4	35
Office buildings, land, equipment and facilities	10	49
Other	115	78

Total	¥1,211	¥1,194

Consolidated VIE liabilities
Trading liabilities
Derivatives	0	0
Borrowings
Short-term borrowings	95	94
Long-term borrowings	797	793
Other	6	5

Total	¥898	¥892

On a quarterly basis, Nomura reassesses its involvement with the VIEs and evaluates the impact of any changes in governing documents and/or variable interests held by Nomura and other parties.

Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings, equity interests in VIEs which were formed primarily to acquire high yield leveraged loans and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests as of March 31, 2022 and 2023. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets and the amount of any undrawn commitments and financial guarantees issued.

	Billions of yen
	March 31, 2022
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥26	¥—	¥26
Debt securities	61	—	61
CMBS and RMBS	1,432	—	1,432
Investment trust funds and other	191	—	191
Private equity and debt investments	22	—	22
Loans	940	—	940
Other	10	—	10
Commitments to extend credit and other guarantees	—	—	256

Total	¥2,682	¥—	¥2,938

	Billions of yen
	March 31, 2023
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥18	¥—	¥18
Debt securities	64	—	64
CMBS and RMBS	3,376	—	3,376
Investment trust funds and other	164	—	164
Private equity and debt investments	21	—	21
Loans	936	—	936
Other	3	—	3
Commitments to extend credit and other guarantees	—	—	196

Total	¥4,582	¥—	¥4,778

The above does not include certain repurchase agreement financings provided to third parties or Nomura sponsored VIEs.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Financing receivables:

In the normal course of business, Nomura extends financing to clients primarily in the form of loan receivables, loan commitments and collateralized agreements such as reverse repurchase agreements and securities borrowing transactions. These financing receivables are recognized as assets on Nomura’s consolidated balance sheets at fair value or on amortized cost basis and provide a contractual right to receive money either on demand or on future fixed or determinable dates.

The carrying value of financing receivables measured on an amortized cost basis is adjusted for allowances for current expected credit losses defined by ASC326 “Financial Instruments—Credit Losses” (“ASC 326”) where appropriate. Allowances for current expected credit losses against recognized financial instruments are reported in the consolidated balance sheets within Allowance for credit losses.

Collateralized agreements

Collateralized agreements consist of reverse repurchase agreements reported as Securities purchased under agreements to resell and securities borrowing transactions reported as Securities borrowed in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers, or borrowing these securities with cash and non-cash collateral. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Except for those where we apply the fair value option, reverse repurchase agreements are generally recognized in the consolidated balance sheets at the purchase price of the securities with applicable accrued interest. Securities borrowing transactions are generally recognized in the consolidated balance sheets at the amount of cash collateral advanced. Allowances for current expected credit losses against collateralized agreements are not significant either because of application of practical expedients permitted by ASC 326 based on the collateralization requirements and ongoing monitoring of the collateral levels or the short expected life of the financial instruments.

See Note 5 “Collateralized transactions” for more information about the financial instruments.

Loans receivable

The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.

Loans at banks include both retail and commercial secured loans and traditional unsecured loans mainly extended by Nomura Trust & Banking Co., Ltd. Where retail and commercial loans are secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. Loans at banks also include unsecured commercial loans provided to investment banking clients for relationship purposes. For unsecured commercial loans, Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high or good credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.

Short-term secured margin loans are margin loans provided to clients in connection with securities brokerage business in retail and wealth management services. These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional frequent margin calls in order to maintain a specified loan-to-value (“LTV”) ratio. These clients are required and reasonably expected to continue to replenish the amount of collateral as required by Nomura. Allowances for current expected credit losses against short-term secured margin loans are therefore usually not significant.

Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers. The risk to Nomura of making these loans is limited as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature. Allowances for current expected credit losses against inter-bank money market loans are therefore usually not significant.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Corporate loans are primarily commercial loans provided to corporate clients excluding those classified as Loans at banks. Corporate loans include loans secured by real estate or securities, unsecured commercial loans provided to investment banking clients for relationship purposes. The risk to Nomura of making these loans is similar to those risks arising from commercial loans reported in loans at banks.

The following tables present a summary of loans receivable reported within Loans and receivables or Investments in and advances to affiliated companies in the consolidated balance sheets as of March 31, 2022, and 2023 by portfolio segment.

	Millions of yen
	March 31, 2022
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivables
Loans at banks	¥717,992	¥—	¥717,992
Short-term secured margin loans	442,600	—	442,600
Inter-bank money market loans	2,196	—	2,196
Corporate loans	1,206,349	1,210,590	2,416,939

Total loans receivables	¥2,369,137	¥1,210,590	¥3,579,727

Advances to affiliated companies	1,000	—	1,000

Total	¥2,370,137	¥1,210,590	¥3,580,727

	Millions of yen
	March 31, 2023
	Carried at amortized cost	Carried at fair value(1)	Total
Loans receivables
Loans at banks	¥802,595	¥—	¥802,595
Short-term secured margin loans	457,273	—	457,273
Inter-bank money market loans	—	—	—
Corporate loans	1,103,869	1,650,115	2,753,984

Total loans receivables	¥2,363,737	¥1,650,115	¥4,013,852

Advances to affiliated companies	4,000	—	4,000

Total	¥2,367,737	¥1,650,115	¥4,017,852

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.

There were no significant purchases or sales of loans receivable during the years ended March 31, 2022 and 2023, respectively. There were also no significant reclassifications of loans receivable to or from trading assets during the years ended March 31, 2022 and 2023, respectively.

Net unamortized deferred fees and costs related to loans receivable carried at amortized cost were not significant as of March 31, 2022 and March 31, 2023.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowances for current expected credit losses

Management has established allowances for current expected credit losses using the current expected credit losses impairment model (“CECL impairment model”) against the following types of financial instruments, including financing receivables, which are not measured at fair value on a recurring basis, to reflect the net amount Nomura expects to collect:

•	Loans receivable and written unfunded loan commitments;

•	Cash deposits;

•	Collateralized agreements such as reverse repos and securities borrowing transactions;

•	Customer contract assets and receivables; and

•	Other receivables including margin receivables, security deposits, default fund contributions to central clearing counterparties and net investments in finance leases.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Current expected credit losses for an individual or portfolio of financial instrument are measured at each Nomura reporting date based on expected credit losses over the remaining expected life of the financial instruments that consider forecast of future economic conditions in addition to information about past events and current conditions. Key macroeconomic inputs to our weighted average forecasts of three years include GDP and credit spreads.

The risk of loss is considered, even when that risk of loss is remote. While management has based its estimate of the allowances for current expected credit losses on the best information available, future adjustments to the allowances may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.

Nomura has elected to exclude accrued interest receivable from the amortized cost basis of financial instruments used to measure expected credit losses. The amount of accrued interest receivable as of March 31, 2022 and March 31, 2023 was not significant.

The methodology used by Nomura to determine allowances for current expected credit losses in accordance with the CECL impairment model primarily depends on the nature of the financial instrument and whether certain practical expedients permitted by ASC 326 are applied by Nomura.

Financial instruments subject to the CECL impairment model are charged off when Nomura has deemed the loan or receivable as uncollectible, namely management believes there is no reasonable expectation of collecting future contractual cash flows and all commercially reasonable means of recovering outstanding principal and interest balances have been exhausted.

The following table summarizes the methodology used for each significant type of financial instrument subject to the CECL impairment model and the key assumptions used which have impacted the measurement of current expected credit losses during the year ended March 31, 2023.

Financial instrument	Methodology to determine current expected credit losses
Loans, written loan commitments and certain deposits

•  Full loss rate model developed by Nomura’s Risk department

•  Measures expected credit losses based on probability of default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) inputs.

•  PD inputs incorporate forward-looking scenarios used by Nomura for internal risk management and capital purposes.

•  Immediate reversion method used for periods beyond which reasonable and supportable forecast is not available.

•  For financial instruments which have defaulted or are probable of defaulting, expected credit losses measured using discounted cash flow analyses or, where the financial instrument is collateral dependent, based on any shortfall of fair value of the underlying collateral.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Collateralized agreements, short-term secured margin loans and cash prime brokerage loans

•  For reverse repos and short-term secured margin loans and cash prime brokerage loans where frequent margining is required and the counterparty has ability to replenish margin, as permitted by a practical expedient provided by ASC 326 expected credit losses are limited to difference between carrying value of the reverse repo or margin loan and fair value of underlying collateral.

•  Securities borrowing transactions typically have very short expected lives and are collateralized and therefore expected credit losses are generally determined qualitatively to be insignificant based on historical experience and consistent monitoring of collateral.

Customer contract assets and receivables

•  Expected credit losses typically based on aging analysis where loss rates are applied to the carrying value based on historical experience, the current economic climate and specific information about the ability of the client to pay.

The following table presents changes in the allowances for current expected credit losses for the years ended March 31, 2022 and 2023 as determined using the CECL impairment model defined by ASC 326. The allowances decreased as of March 2023 when compared to March 2022 primarily as a result of a charge-off of receivables in connection with the U.S. Prime Brokerage Event. See Note 20. “Segment and geographic information” for further information.

	Millions of yen
	Year ended March 31, 2022
	Allowances for current expected credit losses against loans				Allowances against receivables other than loans (1)	Total allowances for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	1,282	—	47,985	49,267	4,517	53,784
Provision for credit losses(2)	1,161	—	11,079	12,240	113	12,353
Charge-offs	—	—	—	—	(1,231)	(1,231)
Other(4)(5)	(9)	—	3,289	3,280	(1,840)	1,440

Ending balance	¥2,434	¥—	¥62,353	¥64,787	¥1,559	¥66,346

	Millions of yen
	Year ended March 31, 2023
	Allowances for current expected credit losses against loans				Allowances against receivables other than loans (1)	Total allowances for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	2,434	—	62,353	64,787	1,559	66,346
Provision for credit losses	672	—	898	1,570	4	1,574
Charge-offs(3)	(1,523)	—	(61,604)	(63,127)	—	(63,127)
Other(4)(5)	(457)	—	1,283	826	213	1,039

Ending balance	¥1,126	¥—	¥2,930	¥4,056	¥1,776	¥5,832

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)	Includes amounts recognized against collateralized agreements, customer contract assets and receivables and other receivables.
(2)

Following default by a U.S. client in connection with the U.S. Prime Brokerage Event in March 2021, an additional provision for credit losses of ¥9,289 million was recognized during the year ended March 31, 2022.

(3)	Includes ¥59,025 million of charge-offs in connection with the U.S. Prime Brokerage Event during the year ended March 31, 2023.
(4)

Includes a reduction in the allowances for current expected credit losses of ¥2,535 million and ¥2,071 million in connection with the U.S. Prime Brokerage Event during the years ended March 31, 2022 and 2023.

(5)	Primarily includes the effect of recoveries collected and foreign exchange movements.

Troubled debt restructurings

In the ordinary course of business, Nomura may choose to restructure a loan classified as held for investment either because of financial difficulties of the borrower, or simply as a result of market conditions or relationship reasons. A troubled debt restructuring (“TDR”) occurs when Nomura (as lender) for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that Nomura would not otherwise consider.

Expected credit losses for a loan being restructured under a TDR which only involve modification of the loan’s terms (rather than receipt of assets in full or partial settlement) is typically determined using a discounted cash flow analysis. Assets received in full or partial satisfaction of a loan in a TDR are recognized at fair value.

Discussions continue with various borrowers to modify the existing contractual terms of certain loans. These modifications where the borrower is deemed to be in financial difficulty and Nomura has, or expects to, grant a financial concession would typically be accounted for and reported as a TDR.

The amounts of TDRs which occurred during the years ended March 31, 2022 and 2023 were not significant.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nonaccrual and past due loans

Loans are placed on a nonaccrual status if interest is deemed uncollectible. Nomura policy is to define interest as being uncollectible if the borrower is determined to be in financial difficulty or an interest or principal payment on the loans is 90 days or more past due.

Where a loan is placed on a nonaccrual status, any accrued but unpaid interest receivable reversed and no further accrual of interest is permitted. Interest income is subsequent recognized when a cash payment is received from the borrower using the cash basis method.

Generally loans are only returned to an accrual status if the loan is brought contractually current, i.e., all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.

As of March 31, 2022, there were ¥62,289 million of loans which were placed on a nonaccrual status, primarily secured corporate loans. Corporate loans on a non-accrual status as of March 31, 2022 include loans relating to the U.S. Prime Brokerage Event in March 2021. The amount of loans which were 90 days past due but were not on a nonaccrual status was not significant.

As of March 31, 2023, there were ¥16,417 million of loans which were placed on a nonaccrual status, primarily secured corporate loans. Corporate loans on a non-accrual status as of March 31, 2023 include ¥14,233 million of loans which didn’t recognize allowances for current expected credit losses due to fair value of the collateral excess value of the loan. The amount of loans which were 90 days past due but were not on a nonaccrual status was not significant.

Credit quality indicators

Nomura is exposed to credit risks due to a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the borrower. Nomura’s risk management framework for such credit risks is based on a risk assessment through an internal rating process, in depth pre-financing credit analysis of each individual loan and continuous post-financing monitoring of the borrower’s creditworthiness.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries by years of origination as of March 31, 2022 and 2023.

	Millions of yen
	March 31, 2022
	2022	2021	2020	2019	2018	2017 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥106,554	¥126,834	¥8,325	¥17,308	¥9,213	¥12,729	¥—	¥280,963
BB-CCC	80,167	169,655	1,693	638	587	6,779	—	259,519
CC-D	—	—	—	—	—	—	—	—
Others(1)	—	82,304	—	—	—	—	—	82,304

Total secured loans at banks	¥186,721	¥378,793	¥10,018	¥17,946	¥9,800	¥19,508	¥—	¥622,786

Unsecured loans at banks:
AAA-BBB	¥6,000	¥18,175	¥12,703	¥20,565	¥9,982	¥25,841	¥—	¥93,266
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	1,940	—	—	—	1,940
Others	—	—	—	—	—	—	—	—

Total unsecured loans at banks	¥6,000	¥18,175	¥12,703	¥22,505	¥9,982	¥25,841	¥—	¥95,206

Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others(1)	169,195	23,238	—	—	—	—	250,167	442,600

Total short-term secured margin loans	¥169,195	¥23,238	¥—	¥—	¥—	¥—	¥250,167	¥442,600

Unsecured inter-bank money market loans:
AAA-BBB	¥2,196	¥—	¥—	¥—	¥—	¥—	¥—	¥2,196
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured inter-bank money market loans	¥2,196	¥—	¥—	¥—	¥—	¥—	¥—	¥2,196

Secured corporate loans:
AAA-BBB	¥—	¥52,545	¥86,910	¥20,710	¥3,258	¥52,496	¥9,916	¥225,835
BB-CCC	86,300	307,636	14,718	131,266	115,494	30,085	92,039	777,538
CC-D(2)	—	57,524	—	—	—	—	—	57,524
Others(1)	455	20	25	26	10	101	96	733

Total secured corporate loans	¥86,755	¥417,725	¥101,653	¥152,002	¥118,762	¥82,682	¥102,051	¥1,061,630

Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	11,621	20,516	—	1,989	—	—	—	34,126
CC-D	—	—	—	—	—	—	—	—
Others	—	438	191	—	109,959	5	—	110,593

Total unsecured corporate loans	¥11,621	¥20,954	¥191	¥1,989	¥109,959	¥5	¥—	¥144,719

Advances to affiliated companies
AAA-BBB	¥—	¥1,000	¥—	¥—	¥—	¥—	¥—	¥1,000
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total advances to affiliated companies	¥—	¥1,000	¥—	¥—	¥—	¥—	¥—	¥1,000

Total	¥462,488	¥859,885	¥124,565	¥194,442	¥248,503	¥128,036	¥352,218	¥2,370,137

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.
(2)	Includes loans of ¥57,524 million in connection with the U.S. Prime Brokerage Event. See Note 20 “Segment and geographic information” for further information on this event.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	March 31, 2023
	2023	2022	2021	2020	2019	2018 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥104,543	¥152,888	¥5,960	¥8,050	¥14,817	¥16,047	¥—	¥302,305
BB-CCC	117,680	199,696	—	1,642	415	2,395	—	321,828
CC-D	—	—	—	—	—	—	—	—
Others(1)	55,842	45,404	—	—	—	—	—	101,246

Total secured loans at banks	¥278,065	¥397,988	¥5,960	¥9,692	¥15,232	¥18,442	¥—	¥725,379

Unsecured loans at banks:
AAA-BBB	¥4,673	¥9,297	¥9,169	¥9,513	¥11,036	¥25,806	¥—	¥69,494
BB-CCC	—	—	1,000	3,370	1,692	1,660	—	7,722
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured loans at banks	¥4,673	¥9,297	¥10,169	¥12,883	¥12,728	¥27,466	¥—	¥77,216

Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others(1)	217,767	2,081	—	—	—	—	237,425	457,273

Total short-term secured margin loans	¥217,767	¥2,081	¥—	¥—	¥—	¥—	¥237,425	¥457,273

Unsecured inter-bank money market loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured inter-bank money market loans	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—

Secured corporate loans:
AAA-BBB	¥9,132	¥433,330	¥184,579	¥169,393	¥20,423	¥—	¥10,392	¥827,249
BB-CCC	598	8,242	7,322	14,954	23,811	20,791	69,260	144,978
CC-D	—	—	—	—	—	—	—	—
Others(1)	1,550	458	—	—	2	—	119	2,129

Total secured corporate loans	¥11,280	¥442,030	¥191,901	¥184,347	¥44,236	¥20,791	¥79,771	¥974,356

Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	2,184	—	—	2,184
Others	200	3	472	166	—	126,488	—	127,329

Total unsecured corporate loans	¥200	¥3	¥472	¥166	¥2,184	¥126,488	¥—	¥129,513

Advances to affiliated companies
AAA-BBB	¥—	¥3,000	¥1,000	¥—	¥—	¥—	¥—	¥4,000
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total advances to affiliated companies	¥—	¥3,000	¥1,000	¥—	¥—	¥—	¥—	¥4,000

Total	¥511,985	¥854,399	¥209,502	¥207,088	¥74,380	¥193,187	¥317,196	¥2,367,737

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents a definition of each of the internal ratings used in the Nomura Group.

Rating Range	Definition
AAA	Highest credit quality. An obligor or facility has extremely strong capacity to meet its financial commitments. ‘AAA range’ is the highest credit rating assigned by Nomura. Extremely low probability of default.

AA	Very high credit quality category. An obligor or facility has very strong capacity to meet its financial commitments. Very low probability of default but above that of ‘AAA range.’

A	High credit quality category. An obligor or facility has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. Low probability of default but higher than that of ‘AA range.’

BBB	Good credit quality category. An obligor or facility has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet its financial commitments. Medium probability of default but higher than that of ‘A range.’

BB	Speculative credit quality category. An obligor or facility is less vulnerable in the near term than other lower-ratings. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the inadequate capacity to meet its financial commitments. Medium to high probability of default but higher than that of ‘BBB range.’

B	Highly speculative credit quality category. An obligor or facility is more vulnerable than those rated ‘BB range’, but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the issuer’s or obligor’s capacity or willingness to meet its financial commitments. High probability of default – more than that of ‘BB range.’

CCC	Substantial credit risk. An obligor or facility is currently vulnerable, and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments. Strong probability of default – more than that of ‘B range.’

CC	Default category. An obligor or facility is currently highly vulnerable to nonpayment.

C	Default category. An obligor or facility is currently extremely vulnerable to nonpayment.

D	Failure of an obligor to make payments in full and on time of any financial obligations, markedly disadvantageous modification to a contractual term compared with the existing obligation, bankruptcy filings, administration, receivership, liquidation or other winding-up or cessation of business of an obligor or other similar situations.

Nomura reviews internal ratings at least once a year by using available credit information of obligors including financial statements and other information. Internal ratings are also reviewed more frequently for high-risk obligors or problematic exposures and any significant credit event of obligors will trigger an immediate credit review process.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Leases:

Nomura as lessor

Nomura leases office buildings and aircrafts in Japan and overseas either as head lessor or through subleases. These leases and subleases are primarily classified as operating leases. The related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within Other assets-Office buildings, land, equipment and facilities.

The following table presents the types of assets which Nomura leases under operating leases:

	Millions of yen
	March 31
	2022			2023
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate(1)	¥354	¥(292)	¥62	¥21	¥—	¥21
Aircraft	10,373	(688)	9,685	49,472	(741)	48,731

Total	¥10,727	¥(980)	¥9,747	¥49,493	¥(741)	¥48,752

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate utilized by Nomura.

Nomura recognized lease income of ¥3,653 million and ¥1,795 million for the years ended March 31, 2022 and 2023, respectively. These are included in the consolidated statements of income within Revenue—Other.

The following table presents an analysis of future undiscounted lease payments receivable in connection with noncancellable operating leases entered into by Nomura as lessor over the remaining lease term as of March 31, 2023. Amounts in connection with finance leases were not significant.

Millions of yen
March 31, 2023
Minimum lease payments to be received
Years of receipt
Less than 1 year	¥3,830
1 to 2 years	3,830
2 to 3 years	3,830
3 to 4 years	3,830
4 to 5 years	3,830
More than 5 years	26,193

Total	¥45,343

Nomura as lessee

Nomura enters into leases of office space, residential facilities for employees, motor vehicles, equipment and technology assets in the ordinary course of business in both Japan and overseas as lessee. These arrangements predominantly consist of operating leases. Separately Nomura subleases certain real estate and equipment through operating lease arrangements. The total carrying values of right-of-use (“ROU”) assets recognized in connection with operating leases as of March 31, 2022 and 2023 were ¥175,422 million and ¥170,993 million, respectively. The total carrying values of ROU assets recognized in connection with finance leases as of March 31, 2022 and 2023 were not significant. These lease assets are reported within Other assets-Office buildings, land, equipment and facilities in the consolidated balance sheets.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents income and expense amounts recognized through the consolidated statements of income for leases where Nomura is acting as lessee for the year ended March 31, 2022 and 2023. Amounts recognized in the consolidated statements of income in respect of finance lease cost, short-term lease cost, variable lease cost and net gains (losses) on qualifying sale and leaseback transactions were not significant during the years ended March 31, 2022 and 2023.

	Millions of yen
	Year ended March 31
	2022	2023
Lease expense:
Operating lease costs	¥47,643	¥47,268
Other income and expenses:
Gross sublease income(1)	¥3,464	¥1,658

(1)	Gross sublease income represents income from subleases separate from lease payments made by Nomura on the head lease as lessee.

Lease cash flow information

Lease payments made in cash in connection with operating leases are classified as operating activity in the consolidated statements of cash flows. The initial recognition of ROU assets and lease liabilities on lease commencement date represents noncash transactions.

The following table presents cash payments made by Nomura as lessee which meet the definition of lease payments and therefore have been included in the measurement of operating lease liabilities recorded under operating cash flows and the total amount of ROU assets and lease liabilities recognized during the years ended March 31, 2022 and 2023.

	Millions of yen
	Year ended March 31
	2022	2023
Operating cash flows for operating leases	¥46,565	¥44,689
ROU assets recognized in connection with new operating leases	¥32,208	¥36,032

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturity analysis of lease liabilities

The following table presents an analysis of future undiscounted lease payments under operating leases entered into by Nomura as lessee over the remaining lease term as of March 31, 2023 and also represents a reconciliation between total of such lease payments and the discounted carrying value of operating lease liabilities recognized in the consolidated balance sheets as of March 31, 2023. Finance lease liabilities were not significant as of March 31, 2023. These lease liabilities are reported within Other liabilities in the consolidated balance sheets.

Millions of yen
March 31, 2023
Operating leases
Years of payment
Less than 1 year	¥44,455
1 to 2 years	35,801
2 to 3 years	28,421
3 to 4 years	22,986
4 to 5 years	19,488
More than 5 years	52,747

Total undiscounted lease payments	¥203,898
Less: Impact of discounting	(10,015)

Lease liabilities as reported in the consolidated balance sheets	¥193,883

The following table presents the weighted-average discount rate used to measure lease liabilities and the weighted-average remaining lease term of operating leases as of March 31, 2022 and 2023.

	Year ended March 31
	2022	2023
	Operating leases	Operating leases
Weighted-average discount rate used to measure lease liabilities	1.4%	1.5%
Weighted-average remaining lease term	7.2 years	6.5 years

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Other assets—Office buildings, land, equipment and facilities and Other / Other liabilities:

Office buildings, land, equipment and facilities

The following table presents a breakdown of owned and leased office buildings, land, equipment and facilities as of March 31, 2022 and 2023.

	Millions of yen
	March 31
	2022	2023
Land	¥39,118	¥38,752
Office buildings	60,025	56,802
Equipment and facilities	31,895	71,981
Software	104,609	117,780
Construction in progress	7,978	8,008
Operating lease ROU assets	175,422	170,993

Total	¥419,047	¥464,316

Depreciation and amortization charges of depreciable assets are reported within Non-interest expenses—Information processing and communications in the amount of ¥46,111 million, and ¥48,893 million, and in Non-interest expenses—Occupancy and related depreciation in the amount of ¥13,412 million, and ¥12,531 million for the years ended March 31, 2022 and 2023, respectively.

Other assets—Other / Other liabilities

The following table presents components of Other assets—Other and Other liabilities in the consolidated balance sheets as of March 31, 2022 and 2023.

	Millions of yen
	March 31
	2022	2023
Other assets—Other:
Securities received as collateral	¥166,352	¥268,591
Goodwill and other intangible assets	30,007	36,194
Deferred tax assets net	15,562	22,645
Investments in equity securities for other than operating purposes(1)	249,448	249,865
Deposit receivables(2)(4)	227,777	298,705
Prepaid expenses	17,165	19,727
Other(2)	67,275	118,980

Total	¥773,586	¥1,014,707

Other liabilities:
Obligation to return securities received as collateral	¥166,352	¥268,591
Accrued income taxes	34,158	42,254
Other accrued expenses and provisions (3)	457,511	479,491
Operating lease liabilities(2)	198,131	193,883
Other(2)	164,073	191,302

Total	¥1,020,225	¥1,175,521

(1)

Includes equity securities held for other than trading or operating purposes. These investments comprise listed equity securities and unlisted equity securities of ¥13,572 million and ¥235,877 million respectively, as of March 31, 2022, and ¥13,174 million and ¥236,691 million respectively, as of March 31, 2023. These securities are generally carried at fair value, with changes in fair value recognized and reported within Revenue—Other in the consolidated statements of income. Also includes equity securities without a readily determinable fair value of ¥65,365 million as of March 31, 2022 and 2023 respectively.

(2)	Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.
(3)

Includes a liability of ¥76,866 million and ¥42,459 million as of March 31, 2022 and 2023 respectively, in respect of outstanding and unsettled investigations, lawsuits and other legal proceedings where loss is considered probable and the amount of such loss can be reasonably estimated. See Note 19 “Commitments, contingencies and guarantees” for further information.

(4)	Includes Japan Securities Clearing Corporation’s clearing fund.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill is recognized upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment during the fourth quarter of each fiscal year, or more often if events or circumstances, such as adverse changes in the business climate, indicate there may be impairment.

Impairment testing of goodwill is inherently subjective and often requires management judgment to determine when to perform an impairment test, whether qualitatively the fair value of a reporting unit exceeds its carrying value and also to estimate the fair value of a reporting unit when a quantitative impairment test is required.

An annual goodwill impairment test was performed in the quarter ended March 31, 2022 and 2023. The estimated fair value of the reporting unit is expected to exceed carrying value and therefore no impairment loss was recognized.

The following table presents changes in goodwill, which are reported in the consolidated balance sheets within Other assets—Other for the years ended March 31, 2022 and 2023.

	Millions of yen
	Year ended March 31, 2022
	Beginning of year			Changes during year			End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Acquisition	Impairment	Other(1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥105,294	¥(92,814)	¥12,480	¥—	¥—	¥1,260	¥106,554	¥(92,814)	¥13,740
Other	665	—	665	—	—	2	667	—	667

Total	¥105,959	¥(92,814)	¥13,145	¥—	¥—	¥1,262	¥107,221	¥(92,814)	¥14,407

	Millions of yen
	Year ended March 31, 2023
	Beginning of year			Changes during year			End of year
	Gross carrying amount	Accumulated Impairment	Net carrying amount	Acquisition	Impairment	Other(1)	Gross carrying amount	Accumulated Impairment	Net carrying amount
Wholesale	¥106,554	¥(92,814)	¥13,740	¥2,289	¥—	¥1,191	¥110,034	¥(92,814)	¥17,220
Other	667	—	667	—	—	(249)	418	—	418

Total	¥107,221	¥(92,814)	¥14,407	¥2,289	¥—	¥942	¥110,452	¥(92,814)	¥17,638

(1)	Includes currency translation adjustments.

The following table presents finite-lived intangible assets by type as of March 31, 2022 and 2023.

	Millions of yen
	March 31, 2022			March 31, 2023
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	¥67,492	¥(61,715)	¥5,777	¥74,550	¥(66,465)	¥8,085
Other	2,000	(1,522)	478	2,239	(1,836)	403

Total	¥69,492	¥(63,237)	¥6,255	¥76,789	¥(68,301)	¥8,488

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization expenses for the years ended March 31, 2022 and 2023 were ¥1,717 million and ¥1,589 million, respectively. Estimated amortization expenses for the next five years are shown below.

Millions of yen
Year ending March 31	Estimated amortization expense
2024	¥302
2025	215
2026	126
2027	80
2028	80

The amounts of indefinite-lived intangibles, which primarily includes trademarks, were ¥9,345 million and ¥10,068 million as of March 31, 2022 and 2023, respectively.

An annual impairment test was performed during the year ended March 31, 2022 and 2023 against these intangibles. The estimated fair value of each intangible exceeded carrying value and therefore no impairment loss was recognized.

Nomura recognizes a liability in the consolidated balances within Other liabilities – Other in respect of legal obligations incurred in connection with the restoration of leased property to their original condition at the end of the lease term. These asset retirement obligations (“AROs”) are recognized in the period when the legal obligation is incurred and are measured at the present value of the expected cost of the obligation.

The following table presents changes in ARO during the years ended March 31, 2022 and 2023.

	Millions of yen
	March 31
	2022	2023
Balance at beginning of year	¥14,485	¥14,240
Provision for the year	319	453
Settled during the year	(564)	(497)

Balance at end of year	¥14,240	¥14,196

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Borrowings:

The following table presents short-term and long-term borrowings of Nomura as of March 31, 2022 and 2023.

	Millions of yen
	March 31
	2022	2023
Short-term borrowings(1):
Commercial paper	¥131,915	¥299,993
Bank borrowings	205,857	176,708
Other	712,369	531,840

Total	¥1,050,141	¥1,008,541

Long-term borrowings:
Long-term borrowings from banks and other financial institutions(2)	¥3,196,144	¥3,502,383
Bonds and notes issued(3):
Fixed-rate obligations:
Japanese Yen denominated	765,412	872,588
Non-Japanese Yen denominated	2,486,305	3,042,649
Floating-rate obligations:
Japanese Yen denominated	917,362	893,832
Non-Japanese Yen denominated	329,876	409,160
Index / Equity-linked obligations:
Japanese Yen denominated	942,585	918,693
Non-Japanese Yen denominated	350,672	346,292

	5,792,212	6,483,214

Subtotal	8,988,356	9,985,597

Trading balances of secured borrowings	269,950	413,613

Total	¥9,258,306	¥10,399,210

(1)	Includes secured borrowings of ¥92,580 million and ¥97,481 million as of March 31, 2022 and March 31, 2023 respectively.
(2)	Includes secured borrowings of ¥79,843 million and ¥84,999 million as of March 31, 2022 and March 31, 2023 respectively.
(3)	Includes secured borrowings of ¥761,620 million and ¥742,267 million as of March 31, 2022 and March 31, 2023 respectively.

Trading balances of secured borrowings

These are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 and therefore the transaction is accounted for as a secured borrowing. These borrowings are part of Nomura’s trading activities intended to generate profits from the distribution of financial products secured by those financial assets.

Long-term borrowings consisted of the following:

	Millions of yen
	March 31
	2022	2023
Debt issued by the Company	¥3,679,955	¥4,154,579
Debt issued by subsidiaries—guaranteed by the Company	2,124,904	2,026,071
Debt issued by subsidiaries—not guaranteed by the Company(1)	3,453,447	4,218,560

Total	¥9,258,306	¥10,399,210

(1)	Includes trading balances of secured borrowings.

As of March 31, 2022, fixed-rate long-term borrowings mature between 2022 and 2067 with interest rates ranging from 0.00% to 30.09%. Floating-rate obligations, excluding perpetual subordinated debt, which are generally based on TIBOR and LIBOR, mature between 2022 and 2051 with interest rates ranging from 0.00% to 7.74%. Index / Equity-linked obligations mature between 2022 and 2052 with interest rates ranging from 0.00% to 42.30%.

As of March 31, 2023, fixed-rate long-term borrowings mature between 2023 and 2067 with interest rates ranging from 0.00% to 42.44%. Floating-rate obligations, excluding perpetual subordinated debts, which are generally based on TIBOR, Tokyo Overnight Average rate and Secured Overnight Financing Rate, mature between 2023 and 2061 with interest rates ranging from 0.00% to 12.90%. Index / Equity-linked obligations mature between 2023 and 2053 with interest rates ranging from 0.00% to 28.20%.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain borrowing agreements contain provisions whereby the borrowings are redeemable at the option of the borrower at specified dates prior to maturity and include various equity-linked or other index-linked instruments.

Nomura enters into swap agreements to manage its exposure to interest rates and foreign exchange rates. Debt securities and notes issued are typically converted to Tokyo Overnight Average rate and Secured Overnight Financing Rate-based floating rate obligations through such swap agreements. The carrying value of the long-term borrowings includes adjustments to reflect fair value hedges.

The following table presents the effective weighted-average interest rates of borrowings, including the effect of fair value hedges, as of March 31, 2022 and 2023.

	March 31
	2022	2023
Short-term borrowings	1.26%	1.23%
Long-term borrowings	1.09%	2.09%
Fixed-rate obligations	1.25%	2.40%
Floating-rate obligations	1.04%	2.08%
Index / Equity-linked obligations	0.79%	1.09%

Maturities of long-term borrowings

The following table presents the aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2023:

Year ending March 31	Millions of yen
2024	¥619,672
2025	1,875,517
2026	1,730,116
2027	884,123
2028	730,624
2029 and thereafter	4,145,545

Subtotal	9,985,597

Trading balances of secured borrowings	413,613

Total	¥10,399,210

Borrowing facilities

As of March 31, 2022 and 2023, Nomura had unutilized borrowing facilities of ¥nil and ¥nil, respectively.

Subordinated borrowings

As of March 31, 2022 and 2023, subordinated borrowings were ¥414,500 million and ¥414,500 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Earnings per share:

Basic and diluted earnings per share (“EPS”) are presented on the face of the consolidated statements of income. Basic EPS is calculated by dividing net income attributable to NHI shareholders by the weighted average number of the Company’s common shares outstanding during the year. The calculation of diluted EPS is similar to basic EPS, except that the weighted average number of the Company’s common shares is adjusted to reflect all dilutive instruments where the Company’s common shares are potentially deliverable during the year. In addition, net income attributable to NHI shareholders is adjusted for any change in income or loss that would result from the assumed conversion of dilutive instruments issued by subsidiaries and affiliates.

The following table presents a reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) for the years ended March 31, 2022 and 2023.

	Millions of yen except per share data presented in yen
	Year ended March 31
	2022	2023
Basic—
Net income attributable to NHI shareholders	¥142,996	¥92,786

Weighted average number of shares outstanding	3,063,524,091	3,006,744,201

Net income attributable to NHI shareholders per share	¥46.68	¥30.86

Diluted—
Net income attributable to NHI shareholders	¥142,861	¥92,606

Weighted average number of shares outstanding	3,158,708,013	3,114,313,612

Net income attributable to NHI shareholders per share	¥45.23	¥29.74

Net income attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the years ended March 31, 2022 and 2023 arising from options to purchase common shares issued by subsidiaries and affiliates.

The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential issuance of the Company’s common shares arising from stock-based compensation plans by the Company and affiliates, which would have minimal impact on EPS for the years ended March 31, 2022 and 2023.

Antidilutive stock options and other stock-based compensation plans to purchase 9,716,800 and 7,147,000 of the Company’s common shares were not included in the computation of diluted EPS for the years ended March 31, 2022 and 2023, respectively.

Subsequent Events

On April 26, 2023, the Company adopted a resolution to set up a share buyback program. See Note 16 “Shareholders’ equity” for further information.

On May 15, 2023, the Company adopted a resolution to grant Restricted Stock Units (“RSUs”). See Note 13 “Deferred compensation awards” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Employee benefit plans:

Nomura provides various pension plans and other post-retirement benefits which cover certain eligible employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”).

Defined benefit pension plans—

The Company and certain subsidiaries in Japan (“Japanese entities”) have contributory funded benefit pension plans for eligible employees. The benefits are paid as annuity payments subsequent to retirement or as lump-sum payments at the time of retirement based on a combination of years of service, age at retirement and employee’s choice. The benefits under the plans are calculated based upon position, years of service and reason for retirement. In addition to the plans described above, certain Japanese entities also have unfunded lump-sum payment plans. Under these plans, employees with at least two years of service are generally entitled to lump-sum payments upon termination of employment. The benefits under the plans are calculated based upon position, years of service and the reason for retirement. Nomura’s funding policy is to contribute annually the amount necessary to satisfy local funding standards. In December 2008, certain contributory funded benefit pension plans and unfunded lump-sum payment plans were amended and “Cash balance pension plans” were introduced. Participants receive an annual benefit in their cash balance pension plan accounts, which is computed based on compensation of the participants, adjusted for the changes in market interest rate.

In April 2020, certain Japanese entities amended their pension plans. Certain defined benefit pension plans and unfunded lump-sum payment plans were either closed for additional funding or abolished. Defined contribution pension plans and cash balance pension plans have replaced them for future contributions.

Certain overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for surplus pension benefits for these plans amounting to ¥7,911 million and ¥5,795 million as of March 31, 2022 and 2023, respectively.

Net periodic benefit cost

The following table presents the components of net periodic benefit cost for defined benefit plans of Japanese entities for the years ended March 31, 2022 and 2023. Nomura’s measurement date is March 31 for defined benefit plans of Japanese entities.

	Millions of yen
	Year ended March 31
	2022	2023
Service cost	¥6,452	¥6,398
Interest cost	2,042	2,432
Expected return on plan assets	(6,055)	(5,968)
Amortization of net actuarial losses	3,955	3,818
Amortization of prior service cost	(1,599)	(1,607)

Net periodic benefit cost	¥4,795	¥5,073

Prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants, which is 14 years.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Benefit obligations and funded status

The following table presents a reconciliation of changes in projected benefit obligation (“PBO”) and the fair value of plan assets, as well as a summary of the funded status of Japanese entities’ plans as of, and for the years ended March 31, 2022 and 2023.

	Millions of yen
	As of or for the year ended March 31
	2022	2023
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥295,810	¥293,039
Service cost	6,452	6,398
Interest cost	2,042	2,432
Actuarial gain	1,433	(22,749)
Benefits paid	(12,683)	(13,893)
Acquisition, divestitures and other	(15)	(84)

Projected benefit obligation at end of year	¥293,039	¥265,143

Change in plan assets:
Fair value of plan assets at beginning of year	¥234,747	¥231,461
Actual return on plan assets	5,464	(2,416)
Employer contributions	815	820
Benefits paid	(9,565)	(10,403)

Fair value of plan assets at end of year	¥231,461	¥219,462

Funded status at end of year	(61,578)	(45,681)

Amounts recognized in the consolidated balance sheets	¥(61,578)	¥(45,681)

The accumulated benefit obligation (“ABO”) was ¥293,039 million and ¥265,143 million as of March 31, 2022 and 2023, respectively.

In April 2020, defined contribution pension plans and cash balance pension plans were adopted for future contributions following the amendments of pension benefit plans. Certain contributory defined benefit pension plans were closed for additional funding and will be managed within the accumulated funds. Unfunded lump-sum payment plans were abolished and transferred to cash balance plans with the calculated amount of lump-sum retirement payment as of the amendment date.

The following table presents the PBO, ABO and fair value of plan assets for Japanese entities’ plans with ABO and PBO in excess of plan assets as of March 31, 2022 and 2023.

	Millions of yen
	March 31
	2022	2023
Plans with ABO in excess of plan assets:
PBO	¥62,457	¥47,672
ABO	62,457	47,672
Fair value of plan assets	—	—
Plans with PBO in excess of plan assets:
PBO	¥62,457	¥47,672
ABO	62,457	47,672
Fair value of plan assets	—	—

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents pre-tax amounts of Japanese entities’ plans deferred in Accumulated other comprehensive income (loss) that have not yet been recognized as components of net periodic benefit cost during the year ended March 31, 2023.

Millions of yen
For the year ended March 31, 2023
Net actuarial loss	¥64,551
Net prior service cost	(6,507)

Total	¥58,044

Pre-tax amounts of Japanese entities’ plans in accumulated other comprehensive income which are expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows.

Millions of yen
For the year ending March 31, 2024
Net actuarial loss	¥2,805
Net prior service cost	(1,665)

Total	¥1,140

Assumptions

The following table presents the weighted-average assumptions used to determine projected benefit obligations of Japanese entities’ plans as of March 31, 2022 and 2023.

	March 31
	2022	2023
Discount rate	0.8%	1.3%
Rate of increase in compensation levels	0.3%	0.4%
Interest crediting rate	2.9%	2.8%

The following table presents the weighted-average assumptions used to determine the net periodic benefit cost of Japanese entities’ plans as of March 31, 2022 and 2023.

	Year ended March 31
	2022	2023
Discount rate	0.7%	0.8%
Rate of increase in compensation levels	0.3%	0.3%
Expected long-term rate of return on plan assets	2.6%	2.6%
Interest crediting rate	2.9%	2.9%

Nomura generally determines the discount rates for its defined benefit plans by referencing indices for long-term, high-quality debt securities and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans’ liabilities.

Nomura uses the expected long-term rate of return on plan assets to compute the expected return on assets. Nomura’s approach in determining the long-term rate of return on plan assets is primarily based on historical financial market relationships that have existed over time with the presumption that this trend will generally remain constant in the future.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Plan assets

Plan assets are managed with an objective to generate sufficient long-term value in order to enable future pension payouts. While targeting a long-term rate of return on plan assets, Nomura aims to minimize short-term volatility by managing the portfolio through diversifying risk. Based on this portfolio policy, the plan assets are invested diversely.

The plan assets of domestic plans target to invest 15% in equities (including private equity investments), 44% in debt securities, 25% in life insurance company general accounts, and 16% in other investments. Investment allocations are generally reviewed and revised at the time of the actual revaluation that takes place every five years or when there is a significant change in the portfolio assumptions.

For details of the levels of inputs used to measure the fair value of plan assets, see Note 2 “Fair value measurements.”

The following tables present information about the fair value of plan assets of Japanese entities’ plans as of March 31, 2022 and 2023 within the fair value hierarchy.

	Millions of yen
	March 31, 2022
	Level 1	Level 2	Level 3	Balance as of March 31, 2022
Pension plan assets:
Private equity and pooled investments(1)	¥—	¥740	¥29,081	¥29,821
Japanese government securities	20,469	—	—	20,469
Investment trust funds and other(2)(3)	—	19,842	27,575	47,417
Life insurance company general accounts	—	73,314	—	73,314
Other assets	—	33,575	—	33,575

Total	¥20,469	¥127,471	¥56,656	¥204,596

	Millions of yen
	March 31, 2023
	Level 1	Level 2	Level 3	Balance as of March 31, 2023
Pension plan assets:
Private equity and pooled investments(1)	¥—	¥1,718	¥23,078	¥24,796
Japanese government securities	21,704	—	—	21,704
Investment trust funds and other(2)(3)	—	19,918	26,328	46,246
Life insurance company general accounts	—	74,033	—	74,033
Other assets	—	24,334	—	24,334

Total	¥21,704	¥120,003	¥49,406	¥191,113

(1)	Includes corporate type equity investments.
(2)	Includes primarily debt investment funds. Hedge funds and real estate funds are also included.
(3)

Certain assets that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2022 and 2023, the fair values of these assets were ¥26,865 million and ¥28,349 million, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Within the fair value measurement of plan assets of non-Japanese entities’ plans as of March 31, 2022, ¥1,543 million, ¥2,181 million and ¥36,129 million were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively. Within the fair value measurement of plan assets of non-Japanese entities’ plans as of March 31, 2023, ¥44 million, ¥3,149 million and ¥26,497 million were classified in Level 1, Level 2 and Level 3 of the fair value hierarchy, respectively.

See Note 2 “Fair value measurements” for further information regarding how Nomura estimates fair value for specific types of financial instruments.

The following tables present information about plan assets of Japanese entities’ plans for which Nomura has utilized significant Level 3 valuation inputs to estimate fair value.

	Millions of yen
	Year ended March 31, 2022
	Balance as of April 1, 2021	Unrealized and realized gains / (loss)	Purchases / sales and other settlement	Balance as of March 31, 2022
Private equity and pooled investments	¥33,384	¥1,374	¥(5,677)	¥29,081
Investment trust funds and other	36,335	(532)	(8,228)	27,575

Total	¥69,719	¥842	¥(13,905)	¥56,656

	Millions of yen
	Year ended March 31, 2023
	Balance as of April 1, 2022	Unrealized and realized gains / (loss)	Purchases / sales and other settlement	Balance as of March 31, 2023
Private equity and pooled investments	¥29,081	¥(1,990)	¥(4,013)	¥23,078
Investment trust funds and other	27,575	2,211	(3,458)	26,328

Total	¥56,656	¥221	¥(7,471)	¥49,406

The fair value measurement of plan assets of non-Japanese entities’ plans classified as Level 3 mainly consists of annuities, amounted to ¥36,129 million and ¥26,497 million as of March 31, 2022 and 2023, respectively. The amount of unrealized profit (loss) of Level 3 assets amounted to ¥(4,060) million and ¥(9,705) million for the years ended March 31, 2022 and 2023, respectively. The amounts of gains and losses other than above, purchases and sales, and transfers between Level 1 or Level 2 and Level 3 relating to these assets during the years ended March 31, 2022 and 2023 were not significant.

Cash Flows

Following the amendments of pension benefit plans in Japanese entities, certain contributory funded benefit pension plans were closed for additional funding and will be managed within the accumulated funds.

The following table presents the expected benefit payments of Japanese entities’ plans during the next five fiscal years and in aggregate for the five fiscal years thereafter.

Year ending March 31	Millions of yen
2024	¥16,237
2025	15,753
2026	15,135
2027	14,373
2028	15,048
2029-2033	59,580

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Defined contribution pension plans—

In addition to defined benefit pension plans, the Company, NSC and other Japanese and non-Japanese subsidiaries have defined contribution pension plans.

Nomura contributed ¥6,709 million and ¥6,675 million to defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2022 and 2023, respectively.

The contributions to overseas defined contribution pension plans were ¥9,215 million and ¥11,964 million for the years ended March 31, 2022 and 2023, respectively.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and who participate in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the Japanese government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of the cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not reserve for future costs. The health care benefit costs, which are equivalent to the required contribution, were ¥10,035 million and ¥9,586 million for the years ended March 31, 2022 and 2023, respectively.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Deferred compensation awards:

Nomura issues deferred compensation awards to senior management and employees, which are linked to the price of the Company’s common stock, in order to retain and motivate key staff.

These stock-based compensation awards comprise Restricted Stock Unit (“RSU”) awards, Plan A and Plan B Stock Acquisition Right (“SAR”) awards, Notional Stock Unit (“NSU”) awards, and Collared Notional Stock Unit (“CSU”) awards. SAR Plan A awards are awards of stock options while RSU awards, SAR Plan B awards, NSU awards and CSU awards are all analogous to awards of restricted common stock.

Certain deferred compensation awards include “Full Career Retirement” (“FCR”) provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination of employment if certain criteria based on corporate title and length of service within Nomura are met. The requisite service period for these awards ends on the earlier of the contractual vesting date and the date that the recipients become eligible for or claim FCR.

Unless indicated below, deferred compensation awards are generally reduced, forfeited or clawed back in the event of termination of employment, material restatements of financial statements, material conduct issues, material damage to Nomura’s business or reputation, material downturns in the performance of the Nomura group and/or a material failure of risk management.

RSU awards

For each RSU award, one common stock of the Company is delivered. The awards generally have a graded vesting period from one to three years with an extending vesting period of up to seven years for certain senior management and employees in order to meet local regulatory requirements based on the role they perform within Nomura.

The grant date fair value per award is determined using the price of the Company’s common stock.

The following table presents activity relating to RSU awards for the year ended March 31, 2023.

	Outstanding (number of Nomura shares)	Weighted-average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2022	122,119,390	¥466	1.0
Granted	100,057,000	442
Forfeited	(13,325,712)	456
Delivered	(50,090,803)	466

Outstanding as of March 31, 2023	158,759,875	¥451	1.0

The weighted-average grant date fair value per award for the year ended March 31, 2022 and 2023 was ¥507 and ¥442, respectively.

The total fair value of RSU awards vested during the years ended March 31, 2022 and 2023 was ¥28,076 million and ¥26,642 million, respectively. The total intrinsic value of units delivered during the years ended March 31,2022 was ¥28,704. A total of 32,050,787 shares were delivered during the year ended March 31, 2023 with a total intrinsic value of ¥ 23,978 million. The aggregate intrinsic value of RSU awards outstanding as of March 31, 2023 was ¥80,920 million.

As of March 31, 2023, total unrecognized compensation cost relating to RSU awards was ¥11,786 million which is expected to be recognized over a weighted average period of 1.8 years.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SAR Plan B awards

In prior years, the Company issued SAR Plan B awards linked to the price of the Company’s common stock pursuant to several stock unit plans. These awards vest and are exercisable into the Company’s common stock, have an exercise price of ¥1 per share and graded vesting generally over three years with certain longer vesting or holding periods where required under local regulations.

The grant date fair value of SAR Plan B awards is determined using the price of the Company’s common stock.

The following table presents activity relating to SAR Plan B awards for the year ended March 31, 2023. No new SAR Plan B awards have been granted since April 1, 2018.

	Outstanding (number of Nomura shares)	Weighted-average grant date fair value per share	Weighted-average remaining life until expiry (years)
Outstanding as of March 31, 2022	7,913,800	¥516	2.3
Granted	—	—
Exercised	(3,339,000)	541
Forfeited	(3,800)	469
Expired	(548,000)	564

Outstanding as of March 31, 2023	4,023,000	¥490	1.9

Exercisable as of March 31, 2023	3,750,600	¥494	1.6

The total intrinsic value of SAR Plan B awards exercised during the years ended March 31, 2022 and 2023 were ¥2,547 million and ¥1,965 million, respectively.

The aggregate intrinsic value of SAR Plan B awards outstanding and exercisable as of March 31, 2023 were ¥2,047 million and ¥1,908 million, respectively.

As of March 31, 2023, total unrecognized compensation cost relating to SAR Plan B awards was ¥0 million which is expected to be recognized over a weighted average period of 1.1 years. The total fair value of SAR Plan B awards which vested during the years ended March 31, 2022 and 2023 were ¥467 million and ¥415 million, respectively.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to RSU and SAR awards for the years ended March 31, 2022 and 2023 were ¥27,941 million and ¥35,216 million, respectively.

Cash received from the exercise of SAR awards during the year ended March 31, 2023 was ¥4 million and the tax benefit realized from exercise of these awards was ¥87 million.

Total related tax benefits recognized in the consolidated statements of income relating to RSU and SAR awards for the years ended March 31, 2022 and 2023 were ¥nil million and ¥0 million, respectively. The dilutive effect of outstanding deferred compensation plans is included in the weighted average number of shares outstanding used in diluted EPS computations. See Note 11 “Earnings per share” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NSU and CSU awards

NSU and CSU awards are cash-settled awards linked to the price of the Company’s common stock. NSU awards replicate the key features of SAR Plan B awards described above but are settled in cash rather than exercisable into the Company’s common stock. CSU awards are similar to NSU awards but exposure to movements in the price of the Company’s common stock is subject to a cap and floor. Both types of award have graded vesting periods generally over three years with certain longer vesting periods where required by local regulations.

The fair value of NSU and CSU awards are determined using the price of the Company’s common stock.

The following table presents activity related to NSU and CSU awards for the year ended March 31, 2023.

	NSUs			CSUs
	Outstanding (number of units)	Stock price		Outstanding (number of units)	Stock price
Outstanding as of March 31, 2022	17,998,325	¥445		937,156	¥606
Granted	15,228,667	494	(1)	15,061,452	494
Vested	(12,281,557)	503	(2)	(2,775,837)	497	(2)
Forfeited	(348,893)			(627,484)

Outstanding as of March 31, 2023	20,596,542	¥484	(3)	12,595,287	¥509	(3)

(1)	Weighted-average price of the Company’s common stock used to determine number of awards granted.
(2)	Weighted-average price of the Company’s common stock used to determine the final cash settlement amount of the awards.
(3)	The price of the Company’s common stock used to remeasure the fair value of the remaining outstanding unvested awards as of March 31, 2023.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NSU and CSU awards for the years ended March 31, 2022 and 2023 were ¥4,566 million and ¥11,544 million, respectively.

Total unrecognized compensation cost relating to NSU awards, based on the fair value of these awards as of March 31, 2023, was ¥1,006 million, which is expected to be recognized through the consolidated statements of income over a remaining weighted-average period of 1.0 years. The total fair value of NSU awards which vested during the years ended March 31, 2022 and 2023 were ¥7,247 million and ¥6,174 million, respectively.

Total unrecognized compensation cost relating to CSU awards, based on the fair value of these awards as of March 31, 2023, was ¥1,126 million. The total fair value of CSU awards which vested during the years ended March 31, 2022 and 2023 was ¥559 million and ¥1,380 million, respectively.

Total tax benefits recognized in the consolidated statements of income for compensation expense relating to NSU, and CSU awards for the years ended March 31, 2022 and 2023 were ¥125 million and ¥164 million, respectively.

Subsequent events

On May 15, 2023, the Company passed a resolution to grant RSU awards to certain senior management and employees. A total of 84,295,700 RSU awards have been granted which generally have a graded vesting period from one to three years or with an extending vesting period of up to seven years for certain senior management and employees in order to meet local regulatory requirements based on the role they perform within Nomura.

On May 25, 2023, Nomura also granted NSU awards to senior management and employees in countries where RSU awards are less favorably treated from tax or other perspectives. These NSU awards have a total grant date fair value of ¥6 billion and vesting periods of up to seven years.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Income taxes:

The following table presents components of Income tax expense reported in the consolidated statements of income for the years ended March 31, 2022 and 2023.

	Millions of yen
	Year ended March 31
	2022	2023
Current:
Domestic	¥69,661	¥35,107
Foreign	7,323	16,554

Subtotal	76,984	51,661

Deferred:
Domestic	1,561	14,356
Foreign	1,545	(8,219)

Subtotal	3,106	6,137

Total	¥80,090	¥57,798

The income tax benefit recognized from operating losses for the years ended March 31, 2022 and 2023 was ¥6,007 million and ¥1,787 million, respectively, which is included within deferred income tax expense above.

With effect from April 1, 2022, the Company and its wholly-owned domestic subsidiaries have applied the Group Tax Sharing system. The Group Tax Sharing system is only available for a national tax. The Company does not have any significant impact on its net deferred tax liabilities on adoption of the Group Tax Sharing system.

The effective statutory tax rate applicable to Nomura in Japan was approximately 31% as of March 31, 2022 and 2023, respectively.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. The relationship between income tax expense and pretax accounting income (loss) is affected by a number of items, including various tax credits, certain revenues not subject to income taxes, certain expenses not deductible for income tax purposes, changes in deferred tax valuation allowance and different enacted tax rates applicable to foreign subsidiaries.

The following table presents a reconciliation of the effective income tax rate reflected in the consolidated statements of income to Nomura’s effective statutory tax rate for the years ended March 31, 2022 and 2023. The effective tax rate presented in the following table represents total income tax expense for the year as a percentage of Income (loss) before income taxes.

	Year ended March 31
	2022	2023
Nomura’s effective statutory tax rate	31.0%	31.0%
Impact of:
Changes in deferred tax valuation allowances (1)	18.0	11.3
Additional taxable income	1.0	0.7
Non-deductible expenses	5.1	7.8
Non-taxable income	(2.9)	(4.7)
Dividends from foreign subsidiaries	0.0	0.1
Tax effect of undistributed earnings of foreign subsidiaries	0.1	0.3
Different tax rate applicable to income (loss) of foreign subsidiaries	0.0	(0.9)
Effect of changes in foreign tax laws (1)	(14.4)	(1.9)
Tax benefit recognized on the outside basis differences for investment in subsidiaries and affiliates	0.0	(2.3)
Other	(2.6)	(2.7)

Effective tax rate	35.3%	38.7%

(1)

The U.K. Finance Act 2021, enacted on June 10, 2021, increases the headline U.K. corporation tax rate from 19% to 25% on April 1, 2023. Deferred tax assets and liabilities as of the balance sheet date are calculated by reference to the most appropriate enacted rates as of March 31, 2022. As a result of the change in closing deferred tax rate, Nomura recognized a movement in Effect of changes in foreign tax laws of ¥36 billion (which decreased Nomura’s effective tax rate by 16.0%), which was offset by a movement in Changes in deferred tax valuation allowances of ¥36 billion (which increased Nomura’s effective tax rate by 16.0%) during the year ended March 31, 2022.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the significant components of deferred tax assets and liabilities as of March 31, 2022 and 2023, before offsetting of amounts which relate to the same tax-paying component within a particular tax jurisdiction.

	Millions of yen
	March 31
	2022	2023
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥30,441	¥38,596
Investments in subsidiaries and affiliates	21,390	7,458
Valuation of financial instruments	102,021	123,841
Accrued pension and severance costs	20,492	17,308
Other accrued expenses and provisions	79,061	74,043
Operating losses	370,481	414,084
Lease liabilities	49,060	48,329
Other	15,425	19,645

Gross deferred tax assets	688,371	743,304
Less—Valuation allowances	(466,145)	(515,068)

Total deferred tax assets	222,226	228,236

Deferred tax liabilities
Investments in subsidiaries and affiliates	91,040	100,335
Valuation of financial instruments	85,301	118,314
Undistributed earnings of foreign subsidiaries	2,745	2,936
Valuation of fixed assets	23,962	22,540
Right-of-use assets	48,519	47,775
Other	7,044	7,524

Total deferred tax liabilities	258,611	299,424

Net deferred tax assets (liabilities)	¥(36,385)	¥(71,188)

After offsetting deferred tax assets and liabilities which relate to the same tax-paying component within a particular tax jurisdiction, net deferred tax assets reported within Other assets—Other in the consolidated balance sheets were ¥15,562 million and ¥22,645 million as of March 31, 2022 and 2023, respectively and net deferred tax liabilities reported within Other liabilities in the consolidated balance sheets were ¥51,947 million and ¥93,833 million as of March 31, 2022 and 2023, respectively.

As of March 31, 2023, no deferred tax liabilities have been recognized for undistributed earnings of foreign subsidiaries totaling ¥22,417 million which are not expected to be remitted in the foreseeable future. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents changes in total valuation allowances recognized against deferred tax assets for the years ended March 31, 2022 and 2023.

	Millions of yen
	Year ended March 31
	2022		2023
Balance at beginning of year	¥428,014		¥466,145
Net change during the year	38,131	(1)	48,923	(2)

Balance at end of year	¥466,145		¥515,068

(1)

Primarily includes an increase of ¥51,706 million of valuation allowances of certain foreign subsidiaries primarily due to an increase in operating loss carryforwards, and a reduction of ¥13,575 million of valuation allowances related to Japanese subsidiaries and the Company primarily due to a decrease of operating loss carryforwards. In total, ¥38,131 million of allowances increased.

(2)

Primarily includes an increase of ¥53,851 million of valuation allowances of certain foreign subsidiaries primarily due to an increase in operating loss carryforwards, and a reduction of ¥4,928 million of valuation allowances related to Japanese subsidiaries and the Company primarily due to a decrease of valuation allowances of Investments in subsidiaries and affiliates. In total, ¥48,923 million of allowances increased.

As of March 31, 2023, total operating loss carryforwards were ¥2,134,580 million, which included ¥440,983 million relating to the Company and domestic subsidiaries, ¥663,578 million relating to foreign subsidiaries in U.K., ¥663,629 million relating to foreign subsidiaries in U.S., ¥332,488 million relating to foreign subsidiaries in Hong Kong, and ¥33,902 million relating to foreign subsidiaries in other tax jurisdictions. Of this total amount, ¥1,265,887 million can be carried forward indefinitely, ¥759,573 million expires by March 31, 2033 and ¥109,120 million expires in later fiscal years. These numbers are presented before offset with any uncertain tax position discussed later.

In determining the amount of valuation allowances to be recognized as of March 31, 2023, Nomura considered all available positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize the deferred tax assets in the relevant tax jurisdiction of the Company, its domestic subsidiaries and foreign subsidiaries. In Japan and other tax jurisdictions where domestic and foreign subsidiaries have experienced cumulative operating losses in recent years, these losses provide the most verifiable negative evidence available and outweigh positive evidence.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

While Nomura has considered certain future tax planning strategies as a potential source of future taxable income, no such strategies have been relied upon as positive evidence resulting in a reduction of valuation allowances in any major tax jurisdiction in which Nomura operates as of March 31, 2022 and 2023. In addition, valuation allowances have not been reduced in any of these periods as a result of changing the weighting applied to positive or negative evidence in any of the major tax jurisdictions in which Nomura operates.

The determination of whether deferred tax assets will be realized, and therefore whether a valuation allowance is required, is inherently subjective and often requires management judgment around the future profitability of Nomura entities, an interpretation of tax rules by courts and regulatory authorities and tax examinations by taxing authorities, and the appropriate weighting of positive and negative evidence around the likelihood that sufficient future taxable income will be generated to realize deferred tax assets in the relevant tax jurisdiction.

Nomura’s unrecognized tax benefits were ¥35,774 million and ¥34,763 million as of March 31, 2022 and 2023 respectively. Out of the balance as of March 31, 2023, ¥5,766 million, if recognized, would favorably impact the effective tax rate in the future periods. The remaining balance would not favorably impact the effective tax rate as it is expected to increase operating loss carryforwards and corresponding valuation allowance. The movement of the gross amounts in unrecognized tax benefits during the year ended March 31, 2023 was a decrease of ¥1,011 million of which ¥504 million is presented as a reversal of a reduction in deferred tax assets for utilization of net operating loss carryforward. Out of the balance as of March 31, 2022, ¥6,273 million, if recognized, would favorably impact the effective tax rate in the future periods. The remaining balance would not favorably impact the effective tax rate as it is expected to increase operating loss carryforwards and corresponding valuation allowance. The movement of the gross amounts in unrecognized tax benefits during the year ended March 31, 2022 was an increase of ¥31,406 million of which ¥29,501 million is presented as a reduction to deferred tax assets for utilization of net operating loss carryforward. There were also no significant movements of the amount of interest and penalties recognized due to unrecognized tax benefits during the years ended March 31, 2022 and 2023. Nomura is under regular examination by the Japanese National Tax Agency and other taxing authorities in the major tax jurisdictions in which Nomura operates. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the consolidated financial statements. It is reasonably possible that there may be an increase or decrease in unrecognized tax benefits within 12 months of March 31, 2023 depending on the outcome of the examinations. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognized tax benefits would have a material effect on its financial condition.

Nomura operates in multiple tax jurisdictions, and faces audits from various taxing authorities regarding many issues including, but not limited to, transfer pricing, the deductibility of certain expenses, foreign tax credits and other matters.

The table below presents information regarding the earliest year in which Nomura remains subject to examination in the major tax jurisdictions in which Nomura operates as of March 31, 2023.

Jurisdiction	Fiscal year ended March 31,
Japan	2018(1)
United Kingdom	2016(2)
United States	2019

(1)	The earliest year in which Nomura remains subject to examination for transfer pricing issues is the fiscal year ended March 31, 2017.
(2)	The earliest year in which Nomura remains subject to examination for transfer pricing issues is the fiscal year ended March 31, 2016.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Other comprehensive income (loss):

The following tables present changes in Accumulated other comprehensive income (loss) for the years ended March 31, 2022 and 2023.

	Millions of yen
	For the year ended March 31, 2022
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥18,316	¥118,574	¥22	¥118,596	¥136,912
Pension liability adjustment(1)	(43,477)	(2,156)	1,830	(326)	(43,803)
Own credit adjustments(2)	(12,983)	46,816	1,031	47,847	34,864

Total	¥(38,144)	¥163,234	¥2,883	¥166,117	¥127,973

	Millions of yen
	For the year ended March 31, 2023
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss)	Net change during the year	Balance at end of year
Cumulative translation adjustments	¥136,912	¥109,801	¥(3,946)	¥105,855	¥242,767
Pension liability adjustment(1)	(43,803)	8,615	3,014	11,629	(32,174)
Own credit adjustments(2)	34,864	73,193	(196)	72,997	107,861

Total	¥127,973	¥191,609	¥(1,128)	¥190,481	¥318,454

(1)	See Note 12 “Employee benefit plans” for further information.
(2)	See Note 2 “Fair value measurements” for further information.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables present significant reclassifications out of Accumulated other comprehensive income (loss) for the years ended March 31, 2022 and 2023.

	Millions of yen
	For the year ended March 31
	2022	2023
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)	Affected line items in consolidated statements of income
Cumulative translation adjustments:
	¥(21)	¥4,033	Revenue—Other / Non-interest expenses—Other
	(1)	(87)	Income tax expense

	(22)	3,946	Net income (loss)

	—	—	Net income attributable to noncontrolling interests

	¥(22)	¥3,946	Net income (loss) attributable to NHI shareholders

	Millions of yen
	For the year ended March 31
	2022	2023
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)	Affected line items in consolidated statements of income
Pension liability adjustment:
	¥(2,585)	¥(3,372)	Non-interest expenses— Compensation and benefits / Revenue—Other
	755	358	Income tax expense

	(1,830)	(3,014)	Net income (loss)

	—	—	Net income attributable to noncontrolling interests

	¥(1,830)	¥(3,014)	Net income (loss) attributable to NHI shareholders

	Millions of yen
	For the year ended March 31
	2022	2023
	Reclassifications out of accumulated other comprehensive income (loss)	Reclassifications out of accumulated other comprehensive income (loss)	Affected line items in consolidated statements of income
Own credit adjustments:
	¥(1,161)	¥334	Revenue—Net gain on trading
	130	(138)	Income tax expense

	(1,031)	196	Net income (loss)

	—	—	Net income attributable to noncontrolling interests

	¥(1,031)	¥196	Net income (loss) attributable to NHI shareholders

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Shareholders’ equity:

The following table presents changes in shares of the Company’s common stock outstanding for the years ended March 31, 2022 and 2023.

	Number of Shares
	Year ended March 31
	2022	2023
Common stock outstanding at beginning of year	3,063,155,434	3,017,804,012
Common stock held in treasury:
Repurchases of common stock	(80,020,237)	(50,016,744)
Sales of common stock	345	296
Common stock issued to employees	34,682,592	35,900,087
Other net change in treasury stock	(14,122)	(8,327)

Common stock outstanding at end of year	3,017,804,012	3,003,679,324

The amount available for dividends and acquisition of treasury stock is subject to restrictions imposed by the Companies Act. Additional paid-in capital and retained earnings include amounts which the Companies Act prohibits for the use of dividends and acquisition of treasury stock. As of March 31, 2022 and 2023, the amounts available for distributions were ¥1,315,738 million and ¥1,425,642 million, respectively. These amounts are based on the amounts recorded in the Company’s unconsolidated financial statements maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in these consolidated financial statements but not recorded in the Company’s unconsolidated financial statements have no effect on the determination of the amounts available for distributions under the Companies Act.

Dividends on the Company’s common stock per share for the years ended March 31, 2022 and 2023 were ¥22.0 and ¥17.0, respectively.

On October 29, 2021, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article 459-1 of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 80,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥50,000 million and (c) the share buyback will run from November 16, 2021 to March 31, 2022. Under this repurchase program, the Company repurchased 80,000,000 shares of common stock at a cost of ¥39,639 million.

On April 26, 2022, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article 459-1 of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 50,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥30,000 million and (c) the share buyback will run from May 17, 2022 to March 31, 2023. Under this repurchase program, the Company repurchased 50,000,000 shares of common stock at a cost of ¥24,719 million.

In addition to the above, the change in common stock held in treasury includes the change in common stock issued to employees under stock-based compensation plans, common stock held by affiliated companies, common stock sold to enable shareholders to hold round lots of the 100 share minimum tradable quantity (adding-to-holdings requests) or common stock acquired to create round lots or eliminate odd lots.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent Events

On April 26, 2023, the board of directors approved a resolution to set up a share buyback program, pursuant to the Company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act as follows: (a) total number of shares authorized for repurchase is up to 35,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥20,000 million and (c) the share buyback program will run from May 16, 2023 to March 29, 2024 (excluding the ten business days following the announcement of quarterly operating results).

On April 26, 2023, the board of directors approved a resolution to cancel a part of its own shares in accordance with Article 178 of the Companies Act of Japan. On June 1, 2023, the shares have been cancelled as follows.

Outline of cancellation

1. Type of shares cancelled : Nomura Holdings, Inc. common shares

2. Number of shares cancelled : 70,000,000 shares

3. Cancellation date : June 1, 2023

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Regulatory requirements:

In April 2011, the Company has been assigned as Final Designated Parent Company who must calculate a consolidated capital adequacy ratio and since then, our consolidated capital adequacy ratio has been calculated based on Capital Adequacy Notice on Final Designated Parent Company. The Capital Adequacy Notice on Final Designated Parent Company has been revised in line with Basel 2.5 and Basel III and Nomura has calculated a Basel III-based consolidated capital adequacy ratio since March 2013.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, Nomura’s consolidated capital adequacy ratio is calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital, total capital, credit risk-weighted assets, market risk and operational risk. As of March 31, 2022 and 2023, the Company was in compliance with common equity Tier 1 capital ratio, Tier 1 capital ratio and consolidated capital adequacy ratio requirements set out in the Capital Adequacy Notice on Final Designated Parent Company, etc. The required level (including applicable minimum consolidated capital buffer) as of March 31, 2023 was 7.62% for the common equity Tier 1 capital ratio, 9.12% for the Tier 1 capital ratio and 11.12% for the consolidated capital adequacy ratio.

Under the Financial Instruments and Exchange Act (“FIEA”), NSC and NFPS are subject to the capital adequacy rules of the FSA. These rules require the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debt) less illiquid assets. Business risks are divided into three categories: (1) market risks, (2) counterparty risks, and (3) basic risks. Under these rules, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. As of March 31, 2022 and 2023, the capital adequacy ratio of NSC exceeded 120%. Also, as of March 31, 2022 and 2023, the capital adequacy ratio of NFPS also exceeded 120%.

In connection with providing brokerage, clearing, asset management and wealth management services to clients, Nomura maintains segregated accounts to hold financial assets such as cash and securities on behalf of its clients. These accounts are typically governed by stringent statutory or regulatory rules in the relevant jurisdiction where the accounts are maintained in order to protect the clients from loss.

As of March 31, 2022 and 2023, the total amount of segregated client cash recognized as an asset in Deposits with stock exchanges and other segregated cash in the consolidated balance sheets was ¥113,052 million and ¥53,970 million, respectively. As of March 31, 2022 and 2023, the total amount of segregated securities recognized as assets in Trading assets and Collateralized agreements in the consolidated balance sheets was ¥1,103,395 million and ¥1,082,049 million, respectively.

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a futures commission merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by self-regulatory organizations, such as the Financial Industry Regulatory Authority (“FINRA”) and the Chicago Mercantile Exchange Group. NSI is subject to the SEC’s Uniform Net Capital Rule (“Rule 15c3-1”) and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from client transactions. NSI is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in client accounts and nonclient accounts or $1,000,000, whichever is greater. NSI is required to maintain net capital in accordance with the SEC, CFTC, or other various exchange requirements, whichever is greater. Another U.S. subsidiary, Nomura Global Financial Products Inc. (“NGFP”) is registered as an OTC Derivatives Dealer under the Securities Exchange Act of 1934. NGFP registered with CFTC as a Swap Dealer on October 6, 2021 and registered with the Securities and Exchange Commission (“SEC”) as a Security Based Swap Dealer on November 1, 2021. NGFP calculates capital under SEC rule 18a-1 and CFTC rule 23.101 and requires the greater of $20,000,000, 2% of the SEC risk margin amount or 2% of the CFTC risk margin amount. Another U.S. subsidiary, Instinet, LLC (“ILLC”) is a broker-dealer registered with the SEC and is a member of FINRA. Further, ILLC is an introducing broker registered with the CFTC and a member of the National Futures Association and various other exchanges. ILLC is subject to Rule 15c3-1 which requires the maintenance of minimum net capital, as defined under the alternative method, equal to the greater of $1,000,000, 2% of aggregate debit items arising from client transactions, or the CFTC minimum requirement. Under CFTC rules, ILLC is subject to the greater of the following when determining its minimum net capital requirement: $45,000 minimum net capital required as a CFTC introducing broker; the amount of adjusted net capital required by a futures association of which it is a member; and the amount of net capital required by Rule 15c3-1(a). As of March 31, 2022 and 2023, NSI, NGFP and ILLC were in compliance with relevant regulatory capital related requirements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In Europe, Nomura Europe Holdings plc (“NEHS”) is subject to consolidated regulatory supervision by the Prudential Regulation Authority (“U.K. PRA”) as a U.K. Parent Financial Holding Company. The regulatory consolidation is produced in accordance with the requirements established under the Financial Services and Markets Act 2000, U.K. Capital Requirements Regulations and the PRA Rulebook. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is also regulated by the U.K. PRA and has minimum capital adequacy requirements imposed on it on a standalone basis. As a non-U.S. swap dealer and securities based swap dealer NIP is also subject to the regulations of the CFTC and SEC under the Dodd Frank Act. In addition, Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the U.K. PRA on a standalone basis. NEHS also has a number of European domiciled subsidiaries including Nomura Financial Products Europe GmbH (“NFPE”), a Nomura subsidiary domiciled in Germany which is regulated by the German regulator (“BaFin”) and is subject to the EU Capital Requirements Regulation and local German regulations and Banque Nomura France (“BNF”), a Nomura subsidiary domiciled in France which is regulated by the French regulator (“ACPR”) and is also subject to the EU Capital Requirements Regulation and local French regulations. As of March 31, 2022 and 2023, NEHS, NIP, NBI, NFPE and BNF were in compliance with relevant regulatory capital related requirements.

In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by their local respective regulatory authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including sales, trading and clearing in securities and futures contracts, advising on securities, futures contracts and corporate finance and wealth management. Activities of NIHK, including its branch in Taiwan, are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain liquid capital at a level not less than its required liquid capital. Liquid capital is the amount by which liquid assets exceed ranking liabilities. Required liquid capital is calculated in accordance with provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a licensed merchant bank regulated by the Monetary Authority of Singapore (“MAS”). NSL carries out its regulated activities including, among others, fixed income and securities sales and trading business, advising on securities, corporate finance and wealth management. NSL is regulated and has minimum capital adequacy requirements imposed on it, including its branch in the Dubai International Financial Centre, by the MAS in Singapore. NIHK and NSL have been compliant with relevant regulatory capital related requirements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Affiliated companies and other equity-method investees:

Nomura’s significant affiliated companies and other equity-method investees include Nomura Research Institute, Ltd. (“NRI”) and Nomura Real Estate Holdings, Inc. (“NREH”). Also, Nomura invests in American Century Companies, Inc., that is measured at fair value on a recurring basis through election of the fair value option. See Note 2 “Fair value measurements” for further information.

NRI

NRI develops and manages computer systems and provides research services and management consulting services. One of the major clients of NRI is Nomura.

Nomura has sold 14,105,000 ordinary shares it held at ¥50,002 million to NRI in response to its own share repurchase through off-floor trading (ToSTNeT-3) on June 22, 2021. As a result of the transaction, a gain of ¥36,249 million was recognized in earnings within Revenue—Other during the year ended March 31, 2022.

Further, Nomura has sold 15,000,000 ordinary shares it held at ¥57,870 million to third parties, through block trades on March 23, 2022. As a result of the transaction, a gain of ¥42,798 million was recognized in earnings within Revenue—Other during the year ended March 31, 2022.

Nomura has participated in a secondary offering at Nomura Research Institute as a seller on December 5, 2022, and sold 13,000,000 ordinary shares it held at ¥37,528 million to third parties. As a result of the transaction, a gain of approximately ¥28.0 billion was recognized in earnings within Revenue—Other during the year ended March 31, 2023. NRI remains an equity method affiliate of NHI.

As of March 31, 2022 and 2023, Nomura’s ownership of NRI was 24.5% and 22.3% respectively.

NREH

NREH is the holding company of the Nomura Real Estate Group which is primarily involved in the residential property development, leasing, investment management as well as other real estate-related activities.

As of March 31, 2022 and 2023, Nomura’s ownership of NREH was 36.6% and 37.5% respectively.

As of March 31, 2022 and 2023, the carrying value of the investments in equity method investees in the aggregate exceeded Nomura’s equity in the underlying net assets of these equity method investees by ¥20,393 million and ¥23,640 million, respectively, and such excess primarily represented equity method goodwill for each significant equity method investee, except for certain equity method investees including NREH for which Nomura’s carrying value was below Nomura’s equity in the underlying net assets of the investees.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summary financial information—

The following tables present summarized financial information for significant affiliated companies of Nomura (including those elected for the fair value option) as of March 31, 2022 and 2023, and for the years ended March 31, 2022 and 2023.

	Millions of yen
	March 31
	2022	2023
Total assets	¥3,009,394	¥3,135,710
Total liabilities	1,984,043	2,006,590

	Millions of yen
	March 31
	2022	2023
Net revenues	¥1,041,000	¥1,079,609
Non-interest expenses	786,391	838,005
Net income attributable to affiliated companies	179,706	179,073

The following tables present a summary of balances and transactions with affiliated companies and other equity-method investees as of March 31, 2022 and 2023, and during the years ended March 31, 2022 and 2023. Investments in American Century Companies, Inc., for which fair value option was elected, are not included in Investments in affiliated companies in the following table and are reported within Other assets—Other in the consolidated balance sheets. In addition, dividends received for investments in affiliates for which fair value option was elected are not included in Revenues in the following table and are reported within Interest and dividends in the consolidated statements of income.

	Millions of yen
	March 31
	2022	2023
Investments in affiliated companies	¥363,281	¥398,485
Advances to affiliated companies	1,000	4,000
Other receivables from affiliated companies(1)	24,754	25,415
Other payables to affiliated companies(2)	30,617	31,074

(1)	Includes ROU assets of ¥23,899 million and ¥23,311 million as of March 31, 2022 and 2023, respectively.
(2)	Includes operating lease liabilities of ¥23,899 million and ¥23,311 million as of March 31, 2022 and 2023, respectively.

	Millions of yen
	March 31
	2022	2023
Revenues	¥2,660	¥2,795
Non-interest expenses	50,004	50,966
Purchase of software, securities and tangible assets	12,760	19,602

The following table presents the aggregate carrying amount and fair value of investments in affiliated companies and other equity-method investees for which a quoted market price is available as of March 31, 2022 and 2023.

	Millions of yen
	March 31
	2022	2023
Carrying amount	¥341,935	¥363,792
Fair value	772,243	593,883

The following table presents equity in earnings of and dividends from equity-method investees, for the years ended March 31, 2022 and 2023.

	Millions of yen
	March 31
	2022	2023
Equity in earnings of equity-method investees(1)	¥32,083	¥47,480
Dividends from equity-method investees	11,848	13,354

(1)	Equity in earnings of equity-method investees is reported within Revenue-Other in the consolidated statements of income.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite securities that may be issued by the clients. As a member of certain central clearing counterparties, Nomura is committed to provide liquidity facilities through entering into reverse repo transactions backed by government and government agency debt securities with those counterparties in a situation where a default of another clearing member occurs. The outstanding commitments under these agreements are included below as commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included below as commitments to invest.

The following table presents a summary of the key types of outstanding commitments provided by Nomura as of March 31, 2022 and 2023.

	Millions of yen
	March 31, 2022	March 31, 2023
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,135,695	¥1,623,897
Other commitments to extend credit	877,156	1,010,332

Total	¥2,012,851	¥2,634,229

Commitments to invest	¥32,286	¥21,994

Maturity profile of these commitments as of March 31, 2023:

	Millions of yen
	Total contractual amount	Years to maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,623,897	¥1,623,897	¥—	¥—	¥—
Other commitments to extend credit	1,010,332	199,120	289,991	338,978	182,243

Total	¥2,634,229	¥1,823,017	¥289,991	¥338,978	¥182,243

Commitments to invest	¥21,994	¥195	¥1,292	¥5,003	¥15,504

The contractual amounts of these commitments to extend credit represent the maximum amounts at risk assuming the contracts are fully drawn upon, should all the counterparties default, and the value of all collateral or credit mitigations becomes worthless. The total contractual amount of these commitments may not represent actual future cash outflows since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value and quality of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Other commitments

Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements amounted to ¥98,214 million as of March 31, 2022 and ¥99,134 million as of March 31, 2023.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2023, these purchase obligations had the following maturities:

	Millions of yen
	Total	Years of payment
		Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Purchase obligations	¥99,134	¥21,501	¥7,767	¥3,119	¥63,879	¥927	¥1,941

Above table includes the commitment to purchase parts of the redeveloped real estate in Tokyo Nihonbashi district from the redevelopment association.

Nomura has commitments under resale and repurchase agreements including amounts in connection with collateralized agreements and collateralized financing. These commitments amounted to ¥1,565 billion for resale agreements and ¥2,673 billion for repurchase agreements as of March 31, 2022 and ¥1,143 billion for resale agreements and ¥2,146 billion for repurchase agreements as of March 31, 2023.

Nomura has commitments to purchase notes held by our clients. These commitments amounted to ¥15 billion as of March 31, 2022 and ¥14 billion as of March 31, 2023.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to and from financial institutions. Under these arrangements, Nomura had obligations to return debt and equity securities borrowed without collateral of ¥1,219 billion and ¥952 billion as of March 31, 2022 and 2023, respectively.

As a member of various securities clearing houses and exchanges, Nomura may be required to assume a certain share of the financial obligations of another member who may default on its obligations to the clearing house or the exchange. These guarantees are generally required under the membership agreements. To mitigate these risks, exchanges and clearing houses often require members to post collateral. The potential for Nomura to make payments under such guarantees is deemed remote.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contingencies—

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable. As of March 31, 2022 and 2023, a total liability of ¥76,866 million and ¥42,459 million has been recognized, respectively, and reported within the consolidated balance sheets within Other liabilities in respect of outstanding and unsettled investigations, lawsuits and other legal proceedings where loss is considered probable and the amount of such loss can be reasonably estimated. Total expenses recognized through earnings during the year ended March 31, 2022 were ¥63,338 million, which has been reported within the consolidated statements of income within Non-interest expenses—Other. Total expenses recognized through earnings during the year ended March 31, 2023 was immaterial.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.

For certain of the significant actions and proceedings, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of June 28, 2023, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥51 billion.

For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; (vi) there are novel or unsettled legal theories underlying the claims and/or (vii) a judgment has been made against Nomura but detailed reasons for the basis for the judgment and how the amount of the judgment has been determined have not yet been received.

Nomura will continue to cooperate with regulatory investigations and to vigorously defend its position in the ongoing actions and proceedings set out below, as appropriate.

Claims for reimbursement of tax credits paid on dividends on Italian shares have been made by the tax authorities in Pescara, Italy alleging breaches of the U.K.-Italy Double Taxation Treaty of 1998 against IBJ Nomura Financial Products (UK) PLC (“IBJN”) a group company which has been in members’ voluntary liquidation since 2000. An Italian Supreme Court judgment in June 2019 confirmed that an amount of approximately EUR 38 million (comprised of tax credit refunds plus accrued interest), plus further interest, was payable by IBJN to the Italian tax authorities.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court for the Southern District of New York. The second suit was brought by the Trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court for the Southern District of New York. Both actions seek to recover approximately $34 million plus interest.

Certain of the Company’s subsidiaries in the U.S. securitized residential mortgage loans in the form of residential mortgage-backed securities (“RMBS”). These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (“originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws. Certain of the RMBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers.

With respect to certain of the RMBS issued from 2005 to 2007, the relevant subsidiaries received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The total original principal amount of loans for which repurchase claims were received by the relevant subsidiaries within six years of each securitization is $3,203 million. The relevant subsidiaries summarily rejected any demand for repurchase received after the expiration of the statute of limitations applicable to breach of representation claims. For those claims received within six years, the relevant subsidiaries reviewed each claim received, and rejected those claims believed to be without merit or agreed to repurchase certain loans for those claims that the relevant subsidiaries determined to have merit. In several instances, following the rejection of repurchase demands, investors instituted actions through the trustee alleging breach of contract from 2011 to 2014. The breach of contract claims that were brought within the six-year statute of limitations for breach of contract actions have survived motions to dismiss and discovery was completed and Notes of Issue were filed. The Company has been engaged in efforts to resolve the actions outside of Court; certificateholder approval has been obtained for five settlement agreements and the Court is currently reviewing the agreements for approval.

A monoline insurer, Ambac Assurance Corp (“Ambac”), brought an action in April 2013 against Nomura Credit & Capital, Inc. (“NCCI”) and Nomura Holding America Inc. (“NHA”) alleging breach of contract with respect to representations concerning specific loan characteristics and fraud in the inducement of the insurance contract based on misrepresentations concerning the loans for two trusts insured by Ambac. The court dismissed all claims against NHA. Ambac and NCCI resolved all claims and the action was dismissed pursuant to a stipulation filed January 3, 2023.

In November 2011, NIP was served with a claim filed by the Madoff Trustee in the United States Bankruptcy Court for the Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $24.4 million plus interest.

In March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against (1) two former directors of MPS and (2) NIP. MPS alleged that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (“Transactions”) and that NIP acted fraudulently and was jointly liable for the unlawful conduct of MPS’s former directors. MPS claimed damages of not less than EUR 1.1 billion.

In March 2013, NIP commenced a claim against MPS in the English Courts. The claim was for declaratory relief confirming that the Transactions remained valid and contractually binding. MPS filed and served its defence and counterclaim to these proceedings in March 2014. MPS alleged in its counterclaim that NIP was liable to make restitution of a net amount of approximately EUR 1.5 billion, and sought declarations regarding the illegality and invalidity of the Transactions.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On September 23, 2015, NIP entered into a settlement agreement with MPS to terminate the Transactions. NIP believes that the Transactions were conducted legally and appropriately, and does not accept the allegations made against it or admit any wrongdoing. Taking into account the views of relevant European financial authorities and the advice provided by external experts, NIP considered it to be in its best interests to reach a settlement in relation to this matter. As part of the agreement, the Transactions were unwound at a discount of EUR 440 million in favour of MPS and the civil proceedings between MPS and NIP in Italy and England, respectively, will no longer be pursued. Pursuant to the settlement agreement MPS and NIP applied to the Italian Courts to discontinue the proceedings brought by MPS against NIP. These proceedings have since been discontinued.

In April 2013, an investigation was commenced by the Public Prosecutor’s office in Siena, Italy, into various allegations against MPS and certain of its former directors, including in relation to the Transactions. The investigation was subsequently transferred to the Public Prosecutor of Milan. On April 3, 2015, the Public Prosecutor’s office in Milan issued a notice concluding its preliminary investigation. The Public Prosecutor was seeking to indict MPS, three individuals from MPS’s former management, NIP and two former NIP employees for, among others, the offences of false accounting and market manipulation in relation to MPS’s previous accounts. The preliminary hearing at which the Milan criminal court considered whether or not to grant the indictment concluded on October 1, 2016, the Judge ordering the trial of all individuals and banks involved except for MPS (which entered into a plea bargaining agreement with the Public Prosecutor). The trial commenced in December 2016. As part of these proceedings, a number of civil claimants have been permitted to bring damages claims against a number of entities and individuals, including NIP.

On November 8, 2019, the court delivered its oral verdict, finding two former employees of NIP guilty of false accounting, market manipulation and obstructing the supervisory activities of CONSOB and that NIP had breached Italian corporate liability legislation. In so doing it imposed a fine of EUR 3.45 million on NIP as well as ordering confiscation of EUR 88 million. On May 12, 2020, the court issued the detailed reasoning for the verdict (including the rationale for the penalties imposed). NIP appealed the decision to the Milan Court of Appeal. On May 6, 2022, the Milan Court of Appeal delivered its oral verdict, overturning the first instance judgment and acquitting the two former employees of NIP of all charges. The court also overturned the first instance judgment in respect of NIP and quashed the EUR 3.45 million fine and EUR 88 million confiscation order imposed on NIP. The detailed reasoning for the verdict was made available on October 3, 2022. In November 2022, the Public Prosecutor appealed the decision to the Supreme Court.

In addition, NIP is involved in a number of separate civil or administrative matters relating to the Transactions including those described further below.

In January 2018, a claim before the Italian Courts brought by two claimants, Alken Fund Sicav (on behalf of two Luxembourg investment funds Alken Fund European Opportunities and Alken Fund Absolute Return Europe) and Virmont S.A. (formerly, Alken Luxembourg S.A, the funds’ management company) (collectively referred to as “Alken”) was served on NIP. The claim was made against NIP, MPS, four MPS former directors and a member of MPS’s internal audit board, and sought monetary damages of approximately EUR 434 million plus interest, as well as non-monetary damages in an amount left to be quantified by the Judge. In July 2021, the court rejected all of Alken’s claims. In February 2022, Alken appealed the decision to the Milan Court of Appeal.

In May 2019, a claim before the Italian Courts brought by York Global Finance Offshore BDH (Luxembourg) Sàrl and a number of seemingly related funds was served on NIP. The claim is made against NIP, MPS, two MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR 186.7 million plus interest, as well as non-monetary damages in an amount left to be quantified by the Judge.

Additionally, NIP was served by the Commissione Nazionale per le Società e la Borsa (“CONSOB”, the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market manipulation in connection with the Transactions. In relation to the Transactions, the notice named MPS, three individuals from MPS’s former management and two former NIP employees as defendants, whereas NIP was named only in its capacity as vicariously liable to pay any fines imposed on the former NIP employees. On May 22, 2018 CONSOB issued its decision in which it levied EUR 100,000 fines in relation to each of the two former NIP employees. In addition, CONSOB decided that the two employees did not meet the necessary Italian law integrity requirements to perform certain senior corporate functions, for a period of three months and six months respectively. NIP was vicariously liable to pay the fines imposed on its former employees. NIP paid the fines and appealed the decision to the Milan Court of Appeal. In December 2020, the Court of Appeal annulled the CONSOB decision against NIP. CONSOB has appealed the Court of Appeal’s decision to the Italian Supreme Court.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2016 and August 2016, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Special Investments Singapore Pte Limited (“NSIS”) were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS and certain individuals by Cathay United Bank, Co., Ltd., Taiwan Cooperative Bank Ltd., Chang Hwa Commercial Bank Ltd., Taiwan Business Bank Ltd., KGI Bank and Hwatai Bank Ltd. (collectively, “Syndicate Banks”). The Syndicate Banks’ complaint relates to a $60 million syndicated term loan to a subsidiary of Ultrasonic AG that was arranged by NIHK, and made by the Syndicate Banks together with NSIS. The Syndicate Banks’ allegations in the complaint included allegations that NIHK failed to comply with its fiduciary duties to the lenders as the arranger of the loan and the Syndicate Banks sought to recover approximately $48 million in damages, plus interest. By judgment dated June 2, 2022, the Taipei District Court dismissed the Syndicate Banks’ claims in entirety. On July 4, 2022, a Statement of Appeal was filed by 5 of the 6 Syndicate Banks (Cathay United Bank Co., Ltd., Taiwan Cooperative Bank Ltd., Chang Hwa Commercial Bank Ltd., Taiwan Business Bank Ltd. and Hwatai Bank Ltd., together the “Appellants”), indicating the Appellants’ intention to appeal the Taipei District Court decision to the Taiwan High Court. The claim amount for the appeal was approximately $42.6 million in damages, plus interest. The Appellants’ appeal was dismissed on August 30, 2022. The Taipei District Court judgment dated June 2, 2022, dismissing the Syndicate Banks’ claims, became final and binding on September 19, 2022.

On May 20, 2021, NIP and the Company were named as addressees in a decision issued by the European Commission in which NIP, the Company and various other third party banks have been found to have infringed EU competition law in connection with their activity in the primary and secondary markets for European Government Bonds (“EGB”). The European Commission found that the infringement consisted of anticompetitive agreements and/or concerted practices in the EGB sector in breach of EU competition law and fined NIP and the Company approximately EUR 129.6 million. In August 2021, NIP and the Company appealed the decision. The fine has been provisionally paid, as is required, pending the outcome of NIP and the Company’s appeal.

NIP and Nomura Securities International, Inc. (“NSI”) were named as defendants in a class action filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law in relation to the alleged manipulation of the primary and secondary markets for EGB. NSI has been dismissed from the action.

Additionally, NIP and NSI were named as defendants in a separate class action filed in the Toronto Registry Office of the Federal Court of Canada alleging violations of Canadian competition law relating to the alleged manipulation of the market for supranational, sub-sovereign and agency bonds. In October 2022, subject to approval by the Federal Court of Canada, NIP and NSI have agreed to settle the class action.

Nomura is responding to requests for information from the U.S. Commodity Futures Trading Commission (“CFTC”) in relation to swap trading related to bond issuances. On February 1, 2021, the CFTC filed a civil enforcement action against a Nomura employee and charged him with violating the anti-fraud, price manipulation and false statements provisions of the Commodity Exchange Act in relation to a 2015 interest rate swap transaction.

Nomura also responded to requests for information from the CFTC in relation to compliance with records preservation requirements relating to the use of non-Nomura approved messaging platforms for business communications. In September 2022, Nomura agreed to pay a $50 million civil monetary penalty and to comply with certain non-monetary undertakings ordered by the CFTC.

NSI also responded to requests for information from the Securities and Exchange Commission (“SEC”) in connection with an investigation of compliance with records preservation requirements relating to the use of non-Nomura approved messaging platforms for business communications. In September 2022, NSI agreed to pay a $50 million civil monetary penalty and to comply with certain non-monetary undertakings ordered by the SEC.

The SEC and the United States Department of Justice (“DOJ”) investigated past activities of several former employees of NSI in respect of commercial and residential mortgage-backed securities transactions in the secondary market. In July 2019, NSI entered into settlements with the SEC concerning its supervision of certain former employees, and the investigation has concluded. The investigation by the DOJ has been ongoing and NSI has been cooperating fully.

In September 2017 and November 2017, NIHK and NSIS were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS, China Firstextile (Holdings) Limited (“FT”) and certain individuals by First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd., Hwatai Bank, Ltd. and Bank of Taiwan (collectively, “FT Syndicate Banks”). The FT Syndicate Banks’ complaint relates to a $100 million syndicated term loan facility to borrower FT that was arranged by NIHK, and made by the FT Syndicate Banks together with NSIS. The FT Syndicate Banks’ allegations in the complaint include tort claims under Taiwan law against the defendants. The FT Syndicate Banks seek to recover approximately $68 million in damages, plus interest.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In August 2017, the Cologne public prosecutor in Germany notified NIP that it is investigating possible tax fraud by individuals who worked for the Nomura Group in relation to the historic planning and execution of trading strategies around dividend record dates in certain German equities (known as “cum/ex” trading) and in relation to filings of tax reclaims in 2007 to 2012. During the fiscal year ended March 31, 2020, Nomura Group became aware that certain of those individuals would be the subject of investigative proceedings in Germany. NIP and another entity in the Nomura Group are cooperating with the investigation, including by disclosing to the public prosecutor certain documents and trading data, and Nomura Group premises in Frankfurt were raided by the public prosecutor in April 2023 for the purpose of obtaining additional data and documents. It appears that the investigation has expanded including to also now encompass cum/cum trading strategies in certain German equities. If the investigation involving Nomura Group entities and former individuals proceeds to trial, the individuals could face criminal sanctions and Nomura Group entities could face administrative sanctions such as administrative fines or profit confiscation orders.

Stichting Vestia, a Dutch housing association and former counterparty, asserted a claim against NIP relating to derivative transactions entered into between Vestia and NIP between 2009 and 2011. On February 1, 2022, Vestia commenced proceedings against NIP in the English Courts. The proceedings alleged that the transactions were void because Vestia lacked the capacity and/or the authority to enter into them. Vestia sought restitution of a net amount of approximately EUR 153.5 million plus interest in respect of those transactions. In December 2022, NIP, with no admission of liability or wrongdoing, entered into a confidential settlement agreement with Vestia pursuant to which the parties settled all claims relating to the Transactions.

In the context of a secured financing and the enforcement of the related pledge agreements following events of default attributable to the counterparty, on February 8, 2022, two former pledgors served a formal notice stating their intention to commence legal proceedings against Nomura European Investment Limited (“NEI”) as lender and NIP as security agent. The pledgors alleged that there had been certain valuation errors in relation to enforcement of the related pledge agreements and sought compensation from NEI or, alternatively, from NIP. On November 9, 2022, NEI and NIP entered into a settlement agreement with the pledgors to resolve the potential claim with no admission of liability or wrongdoing.

In August and October 2022, Nomura Financial Advisory and Securities (India) Private Limited (“NFASI”) was served with two commercial suits filed with the Bombay High Court against NFASI and other parties. The lawsuits relate to the same equity disposal where the plaintiffs were two of the sellers and NFASI acted as financial advisor to the sellers, and include allegations that NFASI failed to comply with its duties as financial advisor. The total claim amounts in the suits are approximately INR 2.6 billion in damages, plus interest.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees—

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura includes relevant information about these derivative contracts that could meet the accounting definition of guarantees in the disclosure below.

For information about the maximum potential amount of future payments that Nomura could be required to make under these derivative contracts, the notional amount of contracts has been disclosed, except for certain derivative contracts, such as written interest rate caps and written currency options, the maximum potential payout amount cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

The notional amounts do not represent anticipated losses from these derivatives contracts. As Nomura measures all derivative contracts at fair value, carrying value is considered the best indication of probability of payment and performance risks for these derivative contracts. Nomura may also reduce net exposures to certain of these contracts by entering into offsetting transactions or by entering into contracts that hedge the market risks related to these derivative contracts.

The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees.

	Millions of yen
	March 31
	2022		2023
	Carrying value	Maximum potential payout / Notional total	Carrying value	Maximum potential payout / Notional total
Derivative contracts(1)(2)	¥6,151,646	¥393,709,887	¥8,983,145	¥514,420,432
Standby letters of credit and other guarantees(3)	—	1,698,193	—	1,544,159

(1)	Credit derivatives are disclosed in Note 3 “Derivative instruments and hedging activities” and are excluded from above.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)

Primarily related to a certain sponsored repo program where Nomura guarantees to a third party clearing house in relation to its clients’ payment obligations. Our credit exposures under this guarantee is minimized by obtaining collateral from clients at amount approximately the maximum potential payout under the guarantee.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of March 31, 2023.

	Millions of yen
		Maximum potential payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥8,983,145	¥514,420,432	¥100,153,216	¥197,535,388	¥66,032,944	¥150,698,884
Standby letters of credit and other guarantees	—	1,544,159	1,517,287	15,903	10,258	711

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. Segment and geographic information:

Operating segments—

The accounting policies for segment information generally follow U.S. GAAP, except for a part of the impact of unrealized gains/losses on certain investments in equity securities held for operating purposes, which under U.S. GAAP are included in Income (loss) before income taxes, but excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other,” based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management monitors interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not consider such information for its operating decisions and therefore, it is not reported to management.

	Millions of yen
	Retail	Investment Management	Wholesale(1)(2)	Other (Incl. elimination)	Total
Year ended March 31, 2022
Non-interest revenue	¥324,642	¥129,848	¥617,227	¥232,437	¥1,304,154
Net interest revenue	3,343	18,145	85,828	(53,203)	54,113

Net revenue	327,985	147,993	703,055	179,234	1,358,267
Non-interest expenses	268,745	76,478	628,563	163,481	1,137,267

Income (loss) before income taxes	¥59,240	¥71,515	¥74,492	¥15,753	¥221,000

Year ended March 31, 2023
Non-interest revenue	¥297,496	¥120,096	¥809,681	¥175,034	¥1,402,307
Net interest revenue	2,695	8,463	(37,301)	(10,316)	(36,459)

Net revenue	300,191	128,559	772,380	164,718	1,365,848
Non-interest expenses	266,695	85,064	743,011	91,333	1,186,103

Income (loss) before income taxes	¥33,496	¥43,495	¥29,369	¥73,385	¥179,745

(1)

Non-interest revenue and Non-interest expense for the year ended March 31, 2022 include losses of ¥65,362 million arising from the U.S. Prime Brokerage Event. The losses are reported within Net gain on trading in the amount of ¥(56,073) million and in Non-interest expenses —Other in the amount of ¥9,289 million in the consolidated statements of income. On the other hand, as the recoverable amount for a part of the claim related to the loss arising from the U.S. Prime Brokerage Event was reasonably estimated, Non-interest revenue and Non-interest expense for the year ended March 31, 2022 include gains of ¥14,696 million. The gains are reported within Net gain on trading in the amount of ¥12,161 million and in Non-interest expenses—Other in the amount of ¥(2,535) million in the consolidated statements of income.

(2)

Non-interest revenue and Non-interest expense for the year ended March 31, 2023 include gains of ¥12,025 million, as the recoverable amount for a part of the claim related to the loss arising from the U.S. Prime Brokerage Event was reasonably estimated and collected. The gains are reported within Net gain on trading in the amount of ¥9,954 million and in Non-interest expenses—Other in the amount of ¥(2,071) million in the consolidated statements of income.

Transactions between operating segments are recorded within segment results based on commercial terms and conditions and are eliminated in “Other.”

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents the major components of Income (loss) before income taxes in “Other” for the years ended March 31, 2022 and 2023.

	Millions of yen
	Year ended March 31
	2022	2023
Net gain (loss) related to economic hedging transactions	¥(9,937)	¥(4,846)
Realized gain on investments in equity securities held for operating purposes	1,355	28,385
Equity in earnings of affiliates	36,790	47,744
Corporate items(1)	(91,073)	(12,590)
Other(2)(3)(4)	78,618	14,692

Total	¥15,753	¥73,385

(1)

Income before income taxes for the year ended March 31, 2022 includes a loss of approximately ¥62.0 billion related to legacy transactions in the U.S. from before the global financial crisis (2007 – 2008) that was recognized including legal expenses as well as certain transactions intended to mitigate future losses.

(2)

Income before income taxes for the year ended March 31, 2022 includes a gain of approximately ¥79.0 billion from the partial sale of Nomura’s investment in the ordinary shares of Nomura Research Institute, Ltd.

(3)	Income before income taxes for the year ended March 31, 2023 includes a gain of approximately ¥28.0 billion from the sale of Nomura Research Institute, Ltd. ordinary shares.
(4)	Includes the impact of Nomura’s own creditworthiness.

The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income (loss) before income taxes in the consolidated statements of income for the years ended March 31, 2022 and 2023.

	Millions of yen
	Year ended March 31
	2022	2023
Net revenue	¥1,358,267	¥1,365,848
Unrealized gain (loss) on investments in equity securities held for operating purposes	5,623	(30,271)

Consolidated net revenue	¥1,363,890	¥1,335,577

Non-interest expenses	¥1,137,267	¥1,186,103
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥1,137,267	¥1,186,103

Income (loss) before income taxes	¥221,000	¥179,745
Unrealized gain (loss) on investments in equity securities held for operating purposes	5,623	(30,271)

Consolidated income (loss) before income taxes	¥226,623	¥149,474

(1)	Includes a reversal of unrealized gain (loss) on investments in equity securities held for operating purposes that were sold in the years ended March 31, 2022 and 2023.

Geographic information—

Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The tables below present a geographic allocation of Net revenue and Income (loss) before income taxes from operations by geographic areas for the years ended March 31, 2022 and 2023 and Long-lived assets associated with Nomura’s operations as of March 31, 2022 and 2023. Net revenue in Americas and Europe in the table substantially represents Nomura’s operations in the U.S. and the U.K., respectively. Net revenue and Long-lived assets have been allocated based on transactions with external customers while Income (loss) before income taxes has been allocated based on the inclusion of intersegment transactions.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Millions of yen
	Year ended March 31
	2022(2)	2023(2)
Net revenue(1):
Americas	¥289,571	¥290,036
Europe	131,393	163,977
Asia and Oceania	85,081	68,817

Subtotal	506,045	522,830
Japan	857,845	812,747

Consolidated	¥1,363,890	¥1,335,577

Income (loss) before income taxes:
Americas	¥(40,950)	¥(51,743)
Europe	(21,774)	9,206
Asia and Oceania	28,586	31,003

Subtotal	(34,138)	(11,534)
Japan	260,761	161,008

Consolidated	¥226,623	¥149,474

(1)	There is no revenue derived from transactions with a single major external customer.
(2)	Includes gains and losses arising from the U.S. Prime Brokerage Event.

	Millions of yen
	Year ended March 31
	2022	2023
Long-lived assets:
Americas	¥103,045	¥114,946
Europe	53,643	53,161
Asia and Oceania	23,600	23,839

Subtotal	180,288	191,946
Japan	269,135	308,941

Consolidated	¥449,423	¥500,887

21. Related party transactions

Nomura makes loans to certain of its directors and other related parties. Outstanding loans to its directors and other related parties were not considered significant.

2. Unconsolidated Financial Statements

(1) Unconsolidated Financial Statements

1. Balance Sheets

		Millions of yen
		March 31
	Notes	2022	2023
(ASSETS)
Current Assets
Cash and time deposits		¥145,605	¥180,977
Money held in trust		40	42
Short-term loans receivable		3,624,538	3,428,327
Accounts receivable		43,235	54,346
Income taxes refund receivable		—	38,898
Others		185,772	258,999

Total Current Assets		3,999,190	3,961,589

Fixed Assets
Tangible fixed assets		27,409	26,182
Buildings		8,469	7,615
Furniture and fixtures		10,877	10,469
Land		210	210
Construction in progress		7,853	7,889
Intangible assets		69,446	78,830
Software		69,446	78,830
Other		0	0
Investments and others		4,889,116	5,448,078
Investment securities	*1	133,031	102,041
Investments in subsidiaries and affiliates (at cost)	*1	2,531,582	2,523,732
Other securities of subsidiaries and affiliates		50,998	48,471
Long-term loans receivable from subsidiaries and affiliates		2,085,030	2,678,999
Long-term guarantee deposits		22,617	21,801
Deferred tax assets		58,289	62,838
Others		7,591	10,218
Allowance for doubtful accounts		(23)	(23)

Total Fixed Assets		4,985,971	5,553,090

TOTAL ASSETS		¥8,985,161	¥9,514,679

		Millions of yen
		March 31
	Notes	2022	2023
(LIABILITIES)
Current Liabilities
Short-term borrowings		¥2,057,902	¥1,809,104
Bond due within one year		30,000	100,000
Collaterals received		71,534	55,140
Accrued income taxes		17,286	4
Accrued bonuses		55,172	68,566
Others		107,295	77,454

Total Current Liabilities		2,339,188	2,110,267
Long-term liabilities
Bonds payable		2,113,394	2,705,500
Long-term borrowings		1,896,312	1,936,894
Others		90,074	183,916

Total Long-term liabilities		4,099,780	4,826,310

TOTAL LIABILITIES		6,438,968	6,936,577

(NET ASSETS)
Shareholder’s equity
Common stock		594,493	594,493
Capital reserves
Additional paid-in capital		559,676	559,676

Total capital reserves		559,676	559,676
Earned surplus
Earned surplus reserve		81,858	81,858
Other Earned surplus
Earned surplus carried forward		1,427,897	1,544,020

Total earned surplus		1,509,755	1,625,878
Treasury stock		(112,159)	(118,377)

Total shareholder’s equity		2,551,766	2,661,670
Valuation and translation adjustments
Net unrealized gain on investments		59,899	40,198
Deferred gains or loss on hedges		(70,833)	(126,128)

Total valuation and translation adjustments		(10,934)	(85,930)
Subscription rights to shares		5,361	2,363

TOTAL NET ASSETS		2,546,193	2,578,102

TOTAL LIABILITIES AND NET ASSETS		¥8,985,161	¥9,514,679

2. Statements of Income

		Millions of yen
		Year ended March 31
	Notes	2022	2023
Operating revenue
Property and equipment fee revenue		¥102,287	¥108,679
Rent revenue		28,266	28,663
Royalty on trademark		38,478	34,185
Dividend from subsidiaries and affiliates		127,518	150,651
Interest from affiliates		52,744	134,746
Others		6,195	15,397

Total operating revenue		355,487	472,321
Operating expenses
Compensation and benefits		48,293	53,739
Rental and maintenance		38,850	40,864
Data processing and office supplies		66,673	74,517
Depreciation and amortization		31,079	30,005
Taxes		4,240	2,600
Others		7,245	8,172
Interest expenses		51,408	148,853

Total operating expenses		247,788	358,750

Operating income		107,698	113,572

Non-operating revenue		16,903	16,144
Non-operating expenses		10,024	7,753

Ordinary income		114,577	121,963

Extraordinary profits
Gain on liquidation of subsidiaries and affiliates		—	12,659
Gain on sales of subsidiaries and affiliates	*2	105,443	40,575
Gain on sales of investment securities		3,400	28,120
Gain on sales of fixed assets		14	—
Gain on reversal of subscription rights to shares		873	764

Total extraordinary profits		109,729	82,118

Extraordinary losses
Loss on sales of investment securities		5	107
Loss on devaluation of investment securities		1,985	227
Loss on devaluation of stocks of subsidiaries and affiliates		10,785	7,573
Loss on sales and retirement of fixed assets		597	441

Total extraordinary losses		13,373	8,348

Income before income taxes		210,933	195,734

Income taxes—current		39,638	(8,775)
Income taxes—deferred		(5,174)	30,244

Total income taxes		34,464	21,470

Net income		¥176,470	¥174,264

3. Statements of Changes in Net Assets

(Year ended March 31, 2022)

	Millions of yen
	Shareholders’ equity
		Capital reserve		Earned surplus
					Other Earned surplus
	Common stock	Additional paid-in capital	Total capital reserve	Earned surplus reserve	Earned surplus carried forward	Total Earned surplus
Balance at April 1, 2021	¥594,493	¥559,676	¥559,676	¥81,858	¥1,323,802	¥1,405,660
Change in the term
Cash dividends					(70,714)	(70,714)
Net Income					176,470	176,470
Repurchases of treasury stock
Sale of treasury stock					(1,661)	(1,661)
Other-net

Total change in the year	—	—	—	—	104,095	104,095

Balance at March 31, 2022	¥594,493	¥559,676	¥559,676	¥81,858	¥1,427,897	¥1,509,755
	Millions of yen
	Shareholders’ equity		Valuation and translation adjustments
	Treasury stock	Total Shareholders’ equity	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at April 1, 2021	¥(91,049)	¥2,468,780	¥42,098	¥(9,002)	¥33,096	¥8,834	¥2,510,710
Change in the term
Cash dividends		(70,714)					(70,714)
Net Income		176,470					176,470
Repurchases of treasury stock	(39,650)	(39,650)					(39,650)
Sale of treasury stock	18,541	16,880					16,880
Other-net			17,801	(61,831)	(44,030)	(3,473)	(47,503)

Total change in the year	(21,109)	82,986	17,801	(61,831)	(44,030)	(3,473)	35,483

Balance at March 31, 2022	¥(112,159)	¥2,551,766	¥59,899	¥(70,833)	¥(10,934)	¥5,361	¥2,546,193

(Year ended March 31, 2023)

	Millions of yen
	Shareholders’ equity
		Capital reserve		Earned surplus
					Other Earned surplus
	Common stock	Additional paid-in capital	Total capital reserve	Earned surplus reserve	Earned surplus carried forward	Total Earned surplus
Balance at April 1, 2022	¥594,493	¥559,676	¥559,676	¥81,858	¥1,427,897	¥1,509,755
Change in the term
Cash dividends					(57,262)	(57,262)
Net Income					174,264	174,264
Repurchases of treasury stock
Sale of treasury stock					(879)	(879)
Other-net

Total change in the year	—	—	—	—	116,123	116,123

Balance at March 31, 2023	¥594,493	¥559,676	¥559,676	¥81,858	¥1,544,020	¥1,625,878
	Millions of yen
	Shareholders’ equity		Valuation and translation adjustments
	Treasury stock	Total Shareholders’ equity	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at April 1, 2022	¥(112,159)	¥2,551,766	¥59,899	¥(70,833)	¥(10,934)	¥5,361	¥2,546,193
Change in the term
Cash dividends		(57,262)					(57,262)
Net Income		174,264					174,264
Repurchases of treasury stock	(24,728)	(24,728)					(24,728)
Sale of treasury stock	18,509	17,630					17,630
Other-net			(19,700)	(55,296)	(74,996)	(2,998)	(77,995)

Total change in the year	(6,219)	109,904	(19,700)	(55,296)	(74,996)	(2,998)	31,910

Balance at March 31, 2023	¥(118,377)	¥2,661,670	¥40,198	¥(126,128)	¥(85,930)	¥2,363	¥2,578,102

[Notes to the Financial Statements]

(Significant Accounting Policies)

1. Basis and methods of valuation for financial instruments

(1) Other securities

a. Securities other than shares without market value

Recorded at market value

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as Net unrealized gain on investments in Net assets on the balance sheet.

b. Shares without market value

Recorded at cost using the moving average method or amortized cost

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Financial Instruments and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

(2) Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method

2. Basis and method of valuation for derivative transaction

Accounted for at fair value based on the mark-to-market method

3. Basis and method of valuation for money held in trust

Accounted for at fair value based on the mark-to-market method

4. Depreciation and amortization

(1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings (excluding equipment of the buildings) acquired on or after April 1, 1998 and equipment of the buildings and structures acquired on or after April 1, 2016 which are depreciated on the straight-line method.

(2) Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method. The useful lives of software are based on those determined internally.

5. Deferred Assets

Bond issuance costs

Bond issuance costs are expensed upon incurred.

6. Translation of assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

7. Provisions

(1) Allowance for doubtful accounts

To provide for bad loans, the Company recorded an allowance for doubtful accounts based on an estimate of the uncollectible amounts calculated using historical loss ratios or a reasonable estimate based on the financial condition of individual borrowers.

(2) Accrued bonuses

To prepare for bonus payments to employees, the estimated amount was recorded in accordance with the prescribed calculation method.

8. Recognition criteria for revenue and expenses

The primary types of service provided to customers are as follows;

For royalty fees for the use of the “Nomura” trademark, performance obligations are satisfied over service providing period of time. The performance obligations are normally judged to be satisfied over the term of the contracts and are recognized as “Royalty on trademarks” based on revenue of the service recipient.

For revenue from providing outsourcing services, performance obligations are satisfied over service providing period of time. The performance obligations are normally judged to be satisfied over the term of the contracts and are recognized as “Other operating revenue” on a straight-line basis.

9. Hedging activities

(1) Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged items are realized for interest rate risk hedge and foreign currency risk hedge. Fair value hedge is applied and all the profits and losses are recognized for share price risk hedge.

(2) Hedging instrument and hedged item

The Company utilizes interest rate swap contracts to hedge the interest rate risk on bonds and borrowings that the Company issued. The Company utilizes currency forward contracts and long term foreign currency liabilities including long term bonds issued to hedge foreign currency risk on investments in subsidiaries. Additionally, the Company utilizes total return swap contracts to hedge share price risk on a part of investment securities.

(3) Hedging policy

As a general rule, the interest rate risk on bonds and borrowings is fully hedged until maturity. Foreign currency investment in subsidiaries is hedged by currency forward contracts and long term foreign currency liabilities including long term bonds issued. A part of investment securities is hedged by total return swap contracts.

(4) Valuating the validity of hedging instruments

Regarding to the hedge of the interest risk and foreign currency risk, the Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item, and verifies the validity of the hedge. For the hedge of share price risk, the Company verifies the hedge effectiveness by comparing the change in fair value of each investment security and total return swap contract.

10. Consumption taxes and local consumption taxes are accounted for based on the tax exclusion method.

(Significant Accounting Estimates)

1. Realization of deferred tax assets

(1) The following information present deferred tax assets for the year ended March 31, 2022 and March 31, 2023.

March 31, 2022    58,289 million yen

March 31, 2023    62,838 million yen

(2) Content information which were identified as considerable accounting estimates were as follows;

The Company recognized deferred tax assets to extent it believes that it is more likely than not that a benefit will be realized against future taxable income in a future deductible amount and unused tax loss carried forward. Future taxable income is computed based on taxable income more likely to be realized in the future, which timing and amount is reasonably estimated. Deferred tax assets are reviewed at the fiscal year end and in case deferred tax assets is determined to have no possible benefit of tax relief in the future, the Company may reduce the deferred tax assets recognized in balance sheets. See “Tax Effect Accounting” in financial statement included in this annual report for further information regarding the deferred tax assets that the Company currently recognize.

(Balance Sheets)

*1. Securities deposited

(March 31, 2022)

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥7,190 million based on securities lending agreements contracts which provide borrowers with the rights to resell or repledge the securities.

(March 31, 2023)

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥6,787 million based on securities lending agreements contracts which provide borrowers with the rights to resell or repledge the securities.

2. Financial guarantee(1)

(March 31, 2022)
Millions of yen
Nomura Europe Finance N.V.	Borrowings/Medium term notes/ Repurchase transactions	1,422,257	(2)
Nomura International Funding Pte. Ltd.	Borrowings/Medium term notes/ Repurchase transactions	1,158,363	(3)
Nomura Global Finance Co.,Ltd.	Borrowings/Medium term notes/ Repurchase transactions	770,523
Nomura International plc	Borrowings/Medium term notes/ Repurchase transactions	603,587
Nomura Global Financial Products Inc.	Derivative transactions	380,424	(2)
Nomura Bank International plc	Borrowings/Medium term notes/ Repurchase transactions	272,022
Nomura International plc	Derivative transactions	256,325	(2)
Nomura Securities (Bermuda) Ltd.	Derivative transactions	190,123
Nomura America Finance, LLC	Borrowings/Medium term notes/ Repurchase transactions	115,772
Nomura Singapore Limited	Derivative transactions	94,060
Nomura Corporate Funding Americans, LLC	Borrowings/Medium term notes/ Repurchase transactions	92,081
Other		109,258	(2)

(March 31, 2023)
Millions of yen
Nomura International Funding Pte. Ltd.	Borrowings/Medium term notes/ Repurchase transactions	1,258,797	(3)
Nomura Global Finance Co.,Ltd.	Borrowings/Medium term notes/ Repurchase transactions	1,178,828
Nomura Europe Finance N.V.	Borrowings/Medium term notes/ Repurchase transactions	1,163,731	(2)
Nomura Global Financial Products Inc.	Derivative transactions	500,378	(2)
Nomura International plc	Borrowings/Medium term notes/ Repurchase transactions	457,885
Nomura International plc	Derivative transactions	323,902	(2)
Nomura Bank International plc	Borrowings/Medium term notes/ Repurchase transactions	309,308
Nomura Corporate Funding Americans, LLC	Borrowings/Medium term notes/ Repurchase transactions	151,513
Nomura Securities (Bermuda) Ltd.	Derivative transactions	141,973
Nomura America Finance, LLC	Borrowings/Medium term notes/ Repurchase transactions	132,814
Other		165,826	(2)

(1)

In accordance with Japan Institute of Certified Public Accountants Audit and Assurance Practice Committee Practical Guideline No. 61, items recognized as effectively bearing the obligation of guarantee of liabilities are included in notes items equivalent to guaranteed obligations.

(2)	Includes joint guarantee with Nomura Securities Co., Ltd.
(3)	Includes joint guarantee with Nomura International (Hong Kong) Limited.

3. Balance with Subsidiaries and Affiliates

Balances with subsidiaries and affiliates are as follows:

	Millions of yen
	March 31
	2022	2023
Short-term receivables	¥3,817,281	¥3,733,851
Short-term payables	2,171,156	1,848,782
Long-term receivables	2,106,239	2,702,541
Long-term payables	274,478	663,160

4. Commitments

The Company has provided commitments to extend subordinated credits to its subsidiaries.

	Millions of yen
	March 31
	2022	2023
Total commitment available	¥1,020,000	¥1,050,000
Less amount utilized	734,883	751,480

Balance available	¥285,117	¥298,520

(Statements of Income)

1. Transactions with subsidiaries and affiliates

	Millions of yen
	Year ended March 31
	2022	2023
Operating revenue	¥354,438	¥463,916
Operating expenses	81,826	116,023
Non-operating transactions	111,606	43,191

*2. Extraordinary income

(Year ended March 31, 2022)

Gain on sales of subsidiaries and affiliates was from the sale of a part of ordinary shares of Nomura Research Institute, Ltd. which is an affiliate of the Company.

(Year ended March 31, 2023)

Gain on sales of subsidiaries and affiliates was mainly from the sale of a part of ordinary shares of Nomura Research Institute, Ltd. which is an affiliate of the Company.

(Securities)

Stocks of subsidiaries and affiliates with market value

	Millions of yen
	March 31, 2022
	Book Value	Market Value	Difference
Subsidiaries	¥31	¥529	¥498
Affiliates	60,316	500,821	440,505

	Millions of yen
	March 31, 2023
	Book Value	Market Value	Difference
Subsidiaries	¥31	¥495	¥463
Affiliates	59,231	386,940	327,709

Stocks of subsidiaries and affiliates without market value which are not included in above.

	Millions of yen
	March 31, 2022	March 31, 2023
	Book Value	Book Value
Subsidiaries	¥2,453,034	¥2,453,575
Affiliates	18,201	10,895

Total	¥2,471,235	¥2,464,470

(Tax Effect Accounting)

1. Breakdown of deferred tax assets and liabilities

	Millions of yen
	March 31
	2022	2023
Deferred tax assets
Loss on devaluation of securities	¥157,564	¥134,951
Deferred loss on hedges	35,083	58,842
Loss carry-forward on local tax	18,050	11,705
Loss on devaluation of fixed assets	2,441	2,441
Derivatives	5,043	—
Others	3,569	1,932

Subtotal of deferred tax assets	221,750	209,872
Valuation allowance for tax loss carryforwards	(15,929)	(10,400)
Valuation allowance for deferred temporary differences	(117,230)	(110,004)

Valuation allowance	(133,159)	(120,404)

Total of deferred tax assets	88,591	89,468
Deferred tax liabilities
Net unrealized gain on investments	(25,446)	(15,358)
Derivatives	—	(6,729)
Deferred gain on hedges	(4,468)	(3,532)
Others	(387)	(1,010)

Total of deferred tax liabilities	(30,302)	(26,629)

Net deferred tax assets	¥58,289	¥62,838

2. Major differences between the statutory effective tax rate and the corporate tax rate after tax effect accounting application

	Percentage tax rate
	March 31
	2022	2023
Statutory effective tax rate	31.0%	31.0%
Permanent differences excluded from revenues	(18.6)	(24.3)
Permanent differences excluded from expenses	4.7	6.0
Valuation allowance	(1.1)	(2.6)
Accumulated earning tax of overseas subsidiaries	0.9	0.6
Income taxes—prior year adjustments	(0.1)	(0.0)
Foreign Tax Credit	(0.3)	(0.0)
Applicable tax rate differences	0.4	(0.1)
Others	(0.7)	0.5

Corporate tax rate after tax effect accounting	16.3	11.0

During the year ended March 31, 2023, certain local tax loss carryforwards expired and related deferred tax assets decreased. As a valuation allowance was provided for these deferred tax assets, there was no significant impact on the income tax ratio.

3. Accounting treatment for corporate tax, local corporate tax, and the related tax effect

The Company has applied the Group Tax Sharing System from the current fiscal year. In addition, the Company follows the “Practical Solution on the Accounting and Disclosure Under the Group Tax Sharing System” (Practical Solution No.42, August 12, 2021) for accounting and disclosures of the corporate tax, local corporate tax, and the related tax effect.

(Significant Subsequent Events)

Grant of Restricted Stock Units

On May 15, 2023, the Company passed a resolution to grant Restricted Stock Units (“RSUs”) to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. The number of RSUs is 84,295,700 units (84,295,700 shares equivalent). RSUs are to deliver shares of common stock of the Company to grantees from one year to the maximum of seven years after the RSUs are granted.

Treasury Stock Buyback

On April 26, 2023, the Board of Directors of the Company approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

(1)  Reason to buyback treasury stocks

To use the acquired treasury stock to raise capital efficiency and ensure a flexible capital management policy, and to deliver as stock-based compensation.

(2)  Contents of Buyback

1)  Type of stock to be purchased

Common Stock

2)  Total number of stocks to be purchased

Upper limit of 35,000,000 shares (1.1% of outstanding shares)

3)  Total amount of stocks

Maximum of 20,000 million yen

4)  Term

May 16, 2023 to March 29, 2024

(Excluding the ten business days following the announcement of quarterly operating results)

5)  Method

Purchase on the stock exchange via a trust bank

(The details of the trust agreement including the timing to start the buyback will be decided separately by a Representative Executive Officer or the CFO.)

Treasury Stock cancel

On April 26, 2023, the Board of Directors of the Company approved that it has resolved to cancel a part of its own shares in accordance with Article 178 of the Companies Act of Japan. On June 1, 2023, the shares have been cancelled as follows.

Contents of cancel

1)  Type of stock cancelled

Nomura Holdings common stocks

2)  Total number of stocks cancelled

70,000,000 shares (Approximately 2% of outstanding shares)

3)  Cancellation date

June 1, 2023

[Translation]

Independent Auditor’s Report

June 28, 2023

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC Tokyo office, Japan

Hiroki Matsumura
Designated Engagement Partner
Certified Public Accountant

Hisashi Yuhara
Designated Engagement Partner
Certified Public Accountant

Shinichi Hayashi
Designated Engagement Partner
Certified Public Accountant

Toshiro Kuwata
Designated Engagement Partner
Certified Public Accountant

<Audit of the consolidated financial statements>

Opinion

Pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act, we have audited the consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statements of income, comprehensive income, changes in equity, and cash flows, notes to the consolidated financial statements and the consolidated supplementary schedules of Nomura Holdings, Inc. (the “Company”) applicable to the fiscal year from April 1, 2022 to March 31, 2023, included in the “Financial Information” section.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries (the “Group”) as of March 31, 2023 and the consolidated results of their operations and cash flows for the fiscal year then ended, in accordance with accounting principles generally accepted in the United States of America pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements”.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of the audit of the consolidated financial statements as a whole, and in forming the auditor’s opinion thereon, and we do not provide a separate opinion on these matters.

Fair value of less liquid financial instruments

Description of Key Audit Matters	Auditor’s Response

The Group holds financial instruments for trading, customer facilitation and investment purposes. As disclosed in Note 2 Fair value measurements to the consolidated financial statements as of March 31, 2023, the Group had ¥ 1,093 billion and ¥ 790 billion of financial instruments assets and liabilities, respectively, categorized within Level 3 of the fair value hierarchy. In determining the fair value of these financial instruments, the Group used valuation models and unobservable inputs which reflect its assumptions and specific data. These inputs are significant to the fair value of the financial instruments and are supported by little or no market activity as of March 31, 2023. The valuation techniques applied by management to determine the fair value of such instruments are described in Note 2 to the consolidated financial statements.

Auditing the fair value of the Company’s Level 3 financial instruments was complex and highly judgmental due to the subjectivity of the judgments used and estimations made by management in determining the fair value for these financial instruments. In particular, to value certain financial instruments, management used a variety of valuation techniques which involved certain underlying valuation assumptions and significant unobservable inputs, including WACC, growth rates, volatilities, correlations, credit spreads, recovery rates, loss severities, prepayment rates, default probabilities and yields. Therefore, we have determined the fair value of less liquid financial instruments to be a key audit matter.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls relating to the valuation models and significant unobservable inputs used in fair value measurement. This included the testing of model validation controls by various departments within the Group.

To evaluate the valuation techniques used by the Group, among others, we performed the following procedures for samples selected considering quantitative materiality, subjectivity, complexity and uncertainty.

•  We independently developed fair value estimates for which we involved our valuation specialists to assist with the application of these procedures and compared them to the Group’s results.

•  We agreed significant unobservable inputs and underlying data used in the Group’s valuation models to information available from third party sources and market data, where available.

•  We evaluated subsequent transactions and considered whether they corroborate or contradict the Group’s year-end valuations.

Contingencies for investigations, lawsuits and other legal proceedings

Description of Key Audit Matter	Auditor’s Response

As disclosed in Note 19 Commitments, contingencies and guarantees to the consolidated financial statements as of March 31, 2023, the Group is involved in investigations, lawsuits and other legal proceedings.

In accordance with the Financial Accounting Standards Board Accounting Standards Codification 450 Contingencies, the Group recognizes a liability for those contingencies for which it is probable that a liability had been incurred at the date of the consolidated financial statements and the amount is reasonably estimable.

If the amount of a reasonably possible loss or range of reasonably possible loss in excess of amounts recognized as a liability (if any) against each individual matter is reasonably estimable, the Group discloses an estimate of the reasonably possible maximum loss within the notes to the consolidated financial statements. If it is reasonably possible that a loss may have been incurred and the amount of such loss cannot be reasonably estimated, the Group discloses a statement that such an estimate cannot be made.

As of March 31, 2023, the Group has recorded litigation provision of ¥ 42,459 million in respect of outstanding and unsettled investigations, lawsuits and other legal proceedings. In addition, the Group discloses that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥ 51 billion.

With respect to accounting and disclosure of contingencies, management judgment is needed to determine whether a loss is probable or reasonably possible and whether such loss is reasonably estimable. This includes management’s assessment of the amounts at which the Group is willing to settle for any loss contingency

Auditing management’s determination of whether a loss contingency is probable and reasonably estimable, reasonably possible or remote, and the related disclosures, is highly subjective, complex and requires significant judgment. Therefore, we have determined the contingencies for investigations, lawsuits and other legal proceedings to be a key audit matter.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls relating to management’s assessment for timely identification of contingencies that may arise out of lawsuits and regulatory investigations including the Group’s assessment of whether they are probable or reasonably possible and the associated measurement of the best estimate.

In order to test the management’s assessment of the probability of incurrence of a loss and measurement of the loss contingency and the disclosure of the reasonably possible maximum loss in excess of amounts recognized as a liability, we performed, among others, the following procedures.

•  We read the minutes of the meetings of the Board of Directors, Executive Management Board, and relevant legal correspondence to assess developments in significant matters.

•  We evaluated management’s assessment of the probability of incurrence of a loss and estimate of such loss.

•  We evaluated the method of measuring the contingency. Also, we inspected evidence of approval of the amount that the Group is willing to settle.

•  We made inquiries of the Group’s internal legal counsel and obtained their views on the loss contingency. We also received internal and external legal counsel confirmation letters.

•  We evaluated subsequent events and considered whether they corroborate or contradict the Group’s year-end assessments.

Other Information

The other information included in the Annual Securities Report comprises information other than the consolidated financial statements, the financial statements, and our auditor’s reports thereon. Management is responsible for preparation and disclosure of the other information. The Audit Committee is responsible for overseeing the Group’s reporting process of the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in the United States of America, matters related to going concern.

The Audit Committee is responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures, responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

Consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances for our risk assessments, while the purpose of the audit of the consolidated financial statements is not expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in the United States of America.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the consolidated financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

<Audit of the internal control over financial reporting>

Opinion on Internal Control over Financial Reporting

We have audited the Group’s internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”).

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on the COSO criteria.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (the “PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Key Differences from Audit of Internal Control in Japan

We conducted the audit of the Group’s internal control over financial reporting in accordance with the PCAOB Standards. The key differences from an audit under auditing standards for internal control over financial reporting generally accepted in Japan (the Japanese Standards) are as follows:

1.

An opinion is expressed on Management’s Report on Internal Control Over Financial Reporting under the Japanese Standards while an opinion is expressed on the company’s internal control over financial reporting under the PCAOB Standards.

2.

The audit scope includes the financial statements and the disclosures that could have a material effect on the reliability of the financial statements under the Japanese Standards while the audit scope only includes internal control over preparation of the financial statements contained in the “Financial Information” section under the PCAOB Standards, as defined above.

3.

The audit covers internal control performed at affiliated companies that are accounted for by the equity method under the Japanese Standards while such internal control is not covered under the PCAOB Standards.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Conflicts of Interest

We have no interest in the Group which should be disclosed in accordance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Independent Auditor’s Report issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of the Group, prepared in Japanese, for the year ended March 31, 2023 and the Group’s internal control over financial reporting as of March 31, 2023. Ernst & Young ShinNihon LLC have not audited the English language version of the consolidated financial statements for the above-mentioned year, which are included in this report of foreign private issuer on Form 6-K.

[Translation]

Independent Auditor’s Report

June 28, 2023

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC Tokyo office, Japan

Hiroki Matsumura
Designated Engagement Partner
Certified Public Accountant

Hisashi Yuhara
Designated Engagement Partner
Certified Public Accountant

Shinichi Hayashi
Designated Engagement Partner
Certified Public Accountant

Toshiro Kuwata
Designated Engagement Partner
Certified Public Accountant

Opinion

Pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act, we have audited the financial statements, which comprise the balance sheet, the statements of income, and changes in net assets, significant accounting policies, other explanatory information and the supplementary schedules of Nomura Holdings, Inc. (the “Company”) applicable to the 119th fiscal year from April 1, 2022 to March 31, 2023, included in the “Financial Information” section.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and the results of operations of the Company for the fiscal year then ended, in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of the audit of the financial statements as a whole, and in forming the auditor’s opinion thereon, and we do not provide a separate opinion on these matters

We determined that there are no key audit matters to communicate in our report.

Other Information

The other information included in the Annual Securities Report comprises information other than the consolidated financial statements, the financial statements and our auditor’s reports thereon. Management is responsible for preparation and disclosure of the other information. The Audit Committee is responsible for overseeing the Company’s reporting process of the other information.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and the Audit Committee for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern and disclosing, as required by accounting principles generally accepted in Japan, matters related to going concern.

The Audit Committee is responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

Consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances for our risk assessments, while the purpose of the audit of the financial statements is not expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation in accordance with accounting principles generally accepted in Japan.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with the ethical requirements regarding independence that are relevant to our audit of the financial statements in Japan, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Conflicts of Interest

We have no interest in the Company which should be disclosed in accordance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Independent Auditor’s Report issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of the Company, prepared in Japanese, for the year ended March 31, 2023. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned year, which are included in this report of foreign private issuer on Form 6-K.

EXHIBIT 2

Management’s Report on Internal Control over Financial Reporting

1 [Framework of Internal Control over Financial Reporting]

Kentaro Okuda, Group Chief Executive Officer, and Takumi Kitamura, Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

The establishment and maintenance of an adequate internal control over financial reporting are based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the“COSO framework”).

There is a possibility that the internal control over financial reporting may not fully prevent or detect misstatements.

2 [Scope, Reference Date, and Method of Evaluation]

The Company evaluated the effectiveness of its internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) using the criteria set forth in the COSO framework. The reference date of evaluation was as of March 31, 2023.

The Company’s internal control over financial reporting covers the Company and other entities in which it has a controlling financial interest.

3 [Report of Result of Evaluation]

Based on the evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2023.

4 [Comments]

The key differences between the standards generally accepted in the United States which the Company adopts for the evaluation of internal control over financial reporting (“U.S. standards”) and the standards generally accepted in Japan (“Japanese standards”) are as follows:

— Under the U.S. standards, the financial reporting which is subject to the internal control requirements only includes the consolidated financial statements. Under the Japanese standards, the financial reporting which is subject to the internal control requirements includes financial statements, including consolidated financial statements, and other disclosures that have material effects on the reliability of the financial statements.

— Under the U.S. standards, the scope of internal control over financial reporting includes the parent company and its consolidated entities. Under the Japanese standards, the scope of internal control over financial reporting includes the parent company, its consolidated entities, and the affiliated companies that are accounted for by using the equity method.

5 [Special Comments]

There is no special comment to be stated.

1

Confirmation Letter

1 [Appropriateness of Annual Securities Report]

Kentaro Okuda, Group Chief Executive Officer, and Takumi Kitamura, Chief Financial Officer, have confirmed that the Annual Securities Report of Nomura Holdings, Inc. for the year ended March 31, 2023 is fairly presented pursuant to the Financial Instruments and Exchange Act.

2 [Special Comments]

There is no special comment to be stated.

2